Supplement Dated May 1, 2013
To The Current Prospectus For:

ING Rollover Choice^{SM} Variable Annuity

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

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*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066. **The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Contrafund® Portfolio.***

NOTICE OF AND IMPORTANT INFORMATION REGARDING A FUND SUBSTITUTION

The Securities and Exchange Commission issued an order to permit the ING USA Annuity and Life Insurance Company and its Separate Account B to replace, effective on or about **June 14, 2013** (the "Substitution Effective Date"), the **Fidelity® VIP *Contrafund*® Portfolio** ("Replaced Fund") with the **ING Large Cap Growth Portfolio** ("Substitute Fund").

The following lists important information regarding the upcoming fund substitution:
- Prior to the Substitution Effective Date, and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in the Replaced Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the Substitution Effective Date, your investment in the subaccount that invests in the Replaced Fund will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the substitution, and your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
- The overall expenses of the Substitute Fund are less than the overall expenses of the Replaced Fund. The fees and expenses of the Substitute Fund are more fully described in the Substitute Fund's summary prospectus.
- The investment objective and policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. The investment objective of the Substitute Fund, along with information about the Substitute Fund's investment adviser/subadviser, are more fully described in the Substitute Fund's summary prospectus. Prior to the Substitution Effective Date you will be sent a fund summary prospectus for the Substitute Fund. Read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Substitute Fund. If you have not received one, or if you need another copy, please contact our Customer Service Center at 1-800-366-0066.

After the Substitution Effective Date, the subaccount investing in the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.

ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

RETIREMENT SOLUTIONS – ING ROLLOVER CHOICE℠ VARIABLE ANNUITY

May 1, 2013

The Contract. The contract described in this prospectus is a group and individual deferred variable annuity contract (the "contract") offered by ING USA Annuity and Life Insurance Company (the "Company," "we" or "our") through our Separate Account B (the "separate account"). The contract is currently available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified contracts") as well as those that do not qualify for such treatment ("nonqualified contracts"). The contract may be purchased with funds from external sources or by a transfer or rollover from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). A qualified contract may be issued as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Tax Code") or a Roth IRA under section 408A of the Tax Code. The contract is not currently available as a Simplified Employer Pension ("SEP") plan under Tax Code section 408(k) or as a Simple IRA under Tax Code section 408(p). Prior to April 29, 2005, the contract was not available as a nonqualified contract and could not be purchased with funds from external sources. Prior to September 17, 2007, the contract was available as a tax deferred annuity under Tax Code section 403(b). **As of March 15, 2010, we are no longer offering this contract for sale to new purchasers.**

The contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invests in one of the mutual funds ("funds") listed on the next page. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the subaccount(s) you select and any interest credited to your allocations in the Fixed Account. Some guaranteed interest periods or subaccounts may not be available in all states. The funds available under the contract are listed on the back of this cover.

You have a right to return a contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid). For IRAs, or if otherwise required by your state, we will refund the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the contract may have new charges.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI") dated May 1, 2013 has been filed with the Securities and Exchange Commission ("SEC"), as well as a registration statement for the Fixed Account II, also dated April 30, 2012. They are available without charge upon request. To obtain a copy of these documents, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (www.sec.gov). When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-70600. The number assigned to the registration statement for the Fixed Account II is 333-133156. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The funds available under your contract are*:

Fidelity® VIP Contrafund® Portfolio (Service Class 2)	ING MFS Utilities Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	ING MidCap Opportunities Portfolio (Class S)
Franklin Small Cap Value Securities Fund (Class 2)	ING Multi-Manager Large Cap Core Portfolio (Class S)[3]
ING American Century Small-Mid Cap Value Portfolio (Class S)	ING Oppenheimer Global Portfolio (Class S)[5]
ING American Funds International Portfolio[1]	ING PIMCO High Yield Portfolio (Class S)
ING Balanced Portfolio (Class S)	ING PIMCO Total Return Bond Portfolio (Class S)
ING Baron Growth Portfolio (Class S)	ING Pioneer Mid Cap Value Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)	ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)[2]	ING Small Company Portfolio (Class S)
ING Bond Portfolio[1][3]	ING SmallCap Opportunities Portfolio (Class S)
ING Clarion Global Real Estate Portfolio (Class S)	ING Solution 2015 Portfolio (Class S)[4]
ING Columbia Contrarian Core Portfolio (Class S)[3]	ING Solution 2025 Portfolio (Class S)[4]
ING DFA World Equity Portfolio (Class S)[4]	ING Solution 2035 Portfolio (Class S)[4]
ING Franklin Templeton Founding Strategy Portfolio (Class S)	ING Solution 2045 Portfolio (Class S)[4]
	ING Solution Income Portfolio (Class S)[4]
ING Global Bond Portfolio (Class S)	ING Strategic Allocation Conservative Portfolio (Class S)[4]
ING Growth and Income Portfolio (Class ADV)	ING Strategic Allocation Growth Portfolio (Class S)[4]
ING Index Plus LargeCap Portfolio (Class S)	ING Strategic Allocation Moderate Portfolio (Class S)[4]
ING Index Plus MidCap Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING Index Plus SmallCap Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)
ING Intermediate Bond Portfolio (Class S)	
ING International Index Portfolio (Class S)	ING T. Rowe Price Equity Income Portfolio (Class S)
ING International Value Portfolio (Class S)	ING T. Rowe Price Growth Equity Portfolio (Class S)
ING Invesco Comstock Portfolio (Class S)[3]	ING T. Rowe Price International Stock Portfolio (Class S)
ING Invesco Equity and Income Portfolio (Class S)[3][4][5]	ING Templeton Foreign Equity Portfolio (Class S)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING U.S. Bond Index Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)	ING WisdomTree™ Global High-Yielding Equity Index Portfolio (Class S)[6]
ING Large Cap Growth Portfolio (Class ADV)	Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)[3]
ING Liquid Assets Portfolio (Class S)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING MFS Total Return Portfolio (Class S)	Pioneer Equity Income VCT Portfolio (Class II)

* The ING Diversified International Fund was closed to new investments on April 26, 2007. The ING PIMCO Total Return Portfolio and ING Van Kampen Capital Growth Portfolio were closed to new investments on May 1, 2009. There is no further information about these funds in this prospectus.
(1) These portfolios are "Master-Feeder" funds. See "The Funds" for additional information.
(2) Class I shares of this fund are available only to those investors who were invested in the Initial Class shares of the ING American Century Select Portfolio as of April 29, 2005. On April 27, 2007, the ING American Century Select Portfolio merged into the ING BlackRock Large Cap Growth Portfolio.
(3) This fund has changed its name to the name listed above. See Appendix B–The Funds for a complete list of former and current fund names since your last prospectus supplement.
(4) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "The Funds" for additional information.
(5) As of April 29, 2005, Initial Class shares of this fund were closed for further investment.
(6) WisdomTree™ is a service mark of WisdomTree Investments.

The above funds are purchased and held by corresponding divisions of our separate account. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Allocations to a subaccount investing in a fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	5
Annual Ratchet	28
Annual Ratchet Enhanced Death Benefit	53
Annuitant	15
Cash Surrender Value	20
Contract Date	15
Contract Owner	15
Contract Value	19
Contract Year	15
Covered Fund	8
Excluded Fund	8
Free Withdrawal Amount	9
Income Phase Start Date	15
Net Investment Factor	5
Net Rate of Return	5
Quarterly Ratchet	K-3
Restricted Funds	8
Rider Date	22
5% Roll-up	52
Special Funds	8
Standard Death Benefit	52

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Income Phase Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering account value from your contract. The first table describes the fees and expenses that you may pay at the time that you buy the contract, surrender account value from the contract, or transfer contract value between investment options. State premium taxes which currently range from 0% to 4% of premium payments may also be deducted. Any premium tax is deducted from the contract value.

Contract Owner Transaction Expenses[1]

Surrender Charge

Complete Years Elapsed Since Premium Payment*	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of premium payment withdrawn)	6%	6%	5%	4%	3%	2%	1%	0%

∗ For amounts transferred or rolled over into this contract as an internal transfer, see "Charges Deducted From Contract Value–Surrender Charge."

Transfer Charge[2]……………………………………………………………………… $25
(per transfer, if you make more than 12 transfers in a contract year)

[1] If you are invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.
[2] We currently do not impose this charge, but may do so in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Contract Administrative Charge[3]

Administrative Charge……………………………………………………………….. $30
(We waive this charge if the total of your premium payment is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

[3] We deduct this charge on each contract anniversary and on surrender.

Separate Account Annual Charges[4]

The following charges apply to contracts established prior to August 7, 2003, and contracts issued in Oregon:

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.60%	0.80%	0.95%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	0.75%	0.95%	1.10%

[4] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

The following charges apply to contracts established on or after August 7, 2003 (or upon state approval, if later):

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.85%	1.05%	1.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	1.00%	1.20%	1.35%

Optional Rider Charges[1]

Minimum Guaranteed Income Benefit rider:

As an Annual Charge (Charge Deducted Quarterly)
0.60% of the MGIB Benefit Base[2]

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[3]:

As an Annual Charge–Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.80% of the ING LifePay Plus Base	1.50% of the ING LifePay Plus Base

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[4]:

As an Annual Charge–Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.05% of the ING Joint LifePay Plus Base	1.70% of the ING Joint LifePay Plus Base

[1]   Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts). These tables contain the charges for the current versions of these riders. For information about previous versions of these riders, including charges, see Appendix K and Appendix L.

[2]   For more information about how the MGIB Benefit Base is determined, please see "Optional Living Benefit Riders–Minimum Guaranteed Income Benefit (MGIB) Rider–Determining the MGIB Annuity Income."

[3]   The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon an Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five rider years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees–Optional Rider Charges– ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Optional Living Benefit Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider–Annual Ratchet."

[4]   The ING Joint LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING Joint LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon an Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five rider years. For more information about the ING Joint LifePay Plus Base and Annual Ratchet, please see "Charges and Fees–Optional Rider Charges–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Optional Living Benefit Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider–Annual Ratchet."

The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.53%	1.51%

Examples:

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

Premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the examples below.

A. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.0068% of assets. The example also assumes you elected the Minimum Guaranteed Income Benefit rider with an assumed annual charge of 0.60% of the MGIB Benefit Base, and the rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 5% per year. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$946	$1,562	$2,112	$3,847
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$946	$1,562	$2,112	$3,847
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$346	$1,062	$1,812	$3,847

B. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.0068% of assets. The example also assumes the election of the ING LifePay Plus rider, and reflects the maximum ING LifePay Plus rider charge of 1.50% of the ING LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,037	$1,842	$2,589	$4,826
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,037	$1,842	$2,589	$4,826
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$437	$1,342	$2,289	$4,826

C. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.0068% of assets. The example also assumes the election of the ING Joint LifePay Plus rider, and reflects the maximum ING Joint LifePay Plus rider charge of 1.70% of the ING Joint LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,057	$1,904	$2,695	$5,048
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,057	$1,904	$2,695	$5,048
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$457	$1,404	$2,395	$5,048

Compensation is paid for the sale of the contracts. For information about this compensation, see "Contract Distribution–Selling the Contract."

Fees Deducted by the Funds

Using This Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Charges and Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Charges and Fees–Fund Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Charges and Fees–Fund Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix A, we provide condensed financial information about the separate account subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability or the date purchase payments were first received in the subaccount under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

Accumulation Unit
We use accumulation units to calculate the value of a contract. Each subaccount of the separate account has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange ("NYSE") is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable fund. Shares in the funds are valued at their net asset value.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:
1. We take the net asset value of the subaccount at the end of each business day.
2. We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3. We divide 2) by the net asset value of the subaccount at the end of the preceding business day.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Performance Information
From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of the separate account, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long the separate account has been investing in the fund. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of the separate account, assuming an investment at the beginning of the period when the separate account first invested in the fund (or when the fund was first made available through the Separate Account) and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable fund and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the funds since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of the separate account. This data is designed to show the performance that would have resulted if the contract had been in existence before the separate account began investing in the funds.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the fund and market conditions. Please keep in mind that past performance is not a guarantee of future results.

ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA Annuity and Life Insurance Company ("the Company") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. The Company is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. All guarantees and benefits provided under the contracts are subject to the claims paying ability of the Company and our general account. The Company is authorized to sell insurance and annuities in all states, except the state of New York, and the District of Columbia. The Company's financial statements appear in the Statement of Additional Information.

Directed Services LLC, the distributor of the Contracts and the investment manager of ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co. LLC, portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes requirements relating to product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "Federal Tax Considerations" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self-regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

ING USA SEPARATE ACCOUNT B

The separate account was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the "1940 Act"). The separate account is a separate investment account used for our variable annuity contracts. We own all the assets in the separate account but such assets are kept separate from our other accounts.

The separate account is divided into subaccounts. Each subaccount invests exclusively in shares of one fund of a fund. Each fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of the separate account without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by the separate account. If the assets in the separate account exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts. All guarantees and benefits provided under the contracts are subject to the claims paying ability of the Company and our general account.

Note: Other variable annuity contracts invest in Separate Account B but are not discussed in this prospectus. The separate account may also invest in other funds which are not available under your contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract–Addition, Deletion, or Substitution of Subaccounts and Other Changes."

THE FUNDS

You will find information about the funds currently available under your contract in Appendix B–The Funds. A prospectus containing more complete information on each fund may be obtained by calling our Customer Service Center at 1-800-366-0066. You should read the prospectus carefully before investing.

Certain funds may be structured as "fund of funds" or "Master-Feeder" funds. The funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the fund list in the front of this prospectus.

If, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the funds conflict, we, the Board of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds

We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days' notice to you, designate any fund as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such fund and also with respect to new transfers to such fund. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30% of contract value, up to 100% of each premium and no more than $9,999,999. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

COVERED FUNDS, SPECIAL FUNDS AND EXCLUDED FUNDS

For purposes of determining death benefits, we assign the investment options to one of three categories of funds. The categories are:
- Covered Funds;
- Special Funds; and
- Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits due to their potential for volatility.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating one death benefit and not another. We may, with 30 days' notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option, with respect to new transfers to such investment option and with respect to the death benefits to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit. See "Death Benefit Choices" in this prospectus for more information.

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts, and for bearing various risks associated with the contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of contracts.

Charge Deduction Subaccount
You may elect to have all charges against your contract value (except daily charges) deducted directly from a single subaccount designated by the Company. Currently, we use the ING Liquid Assets Portfolio subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

Internal transfers when the prior contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract imposed a front end load, there was no applicable surrender charge under the prior contract, or if the prior contract would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

Transfers from external sources, internal transfers when the prior contract had an applicable surrender charge and/or additional premium payments not part of an internal transfer: We deduct a surrender charge if you surrender your contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your required minimum distribution ("RMD") attributable to amounts held under your contract. Under Option Package III, any unused free withdrawal amount may carry forward to successive contract years, but in no event would the free withdrawal amount at any time exceed 30% of contract value.

The following table shows the schedule of the surrender charge that will apply, based on the total premium withdrawn. The surrender charge is deducted from the amount requested for withdrawal. The surrender charge is a percent of each premium payment withdrawn. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

Complete Years Elapsed Since Premium Payment*	0	1	2	3	4	5	6	7+
Surrender Charge	6%	6%	5%	4%	3%	2%	1%	0%

* For amounts transferred or rolled over into this contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

Waiver of Surrender Charge for Extended Medical Care. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount in any contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal; and 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the free withdrawal amount at any time exceed 30% of contract value.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distributions under the Tax Code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.** See Appendix C and the Fixed Account II prospectus for more information.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn that are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix E. Although we treat premium payments as being withdrawn before earnings for purposes of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Surrender Charges and the ING LifePay Plus and ING Joint LifePay Plus Riders. If you elect the ING LifePay Plus or ING Joint LifePay Plus rider, withdrawals up to the Maximum Annual Withdrawal taken during the Lifetime Withdrawal Phase will not incur surrender charges. See "Optional Living Benefit Riders–ING LifePay Plus Minimum Contract Withdrawal Benefit ("ING LifePay Plus") Rider–Surrender Charges" and "Optional Living Benefit Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider–Surrender Charges."

Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 4% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value (or from the MGIB Benefit Base, if exercised) on the income phase payment start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the contract, when you take an excess withdrawal, or on the income phase start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per contract unless waived under conditions we establish. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

Redemption Fees. Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day based on the assets you have in each subaccount. In the event there is any profit from the mortality and expense risk charge, we may use such profit to finance the distribution of contracts.

Option Packages

The following option packages apply to contracts established prior to August 7, 2003, and contracts issued in Oregon:

Option Package I	Option Package II	Option Package III
Annual Charge	Annual Charge	Annual Charge
0.60%	0.80%	0.95%

The following option packages apply to contracts established on or after August 7, 2003 (or upon state approval, if later):

Option Package I	Option Package II	Option Package III
Annual Charge	Annual Charge	Annual Charge
0.85%	1.05%	1.20%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. This charge is deducted daily from your assets in each subaccount.

Optional Rider Charges. Subject to state availability, you may purchase one of three optional benefit riders for an additional charge. Please check your contract application to determine which riders may be available to you. Once elected, a rider cannot be canceled independently of the contract. So long as a rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charge from your Fixed Interest Allocations nearest their maturity date. We deduct each rider charge on the quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If the rider is added to an existing contract, the first quarter's charge will be reduced proportionally for the portion of the quarter that the rider was not in effect. For a description of riders and the defined terms used in connection with the riders, see "Optional Living Benefit Riders."

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Minimum Guaranteed Income Benefit (MGIB). The charge for the MGIB Rider, a living benefit, is deducted quarterly as follows:

As an Annual Charge
0.60% of the MGIB Benefit Base

Please see "Optional Living Benefit Riders–Minimum Guaranteed Income Benefit (MGIB) Rider" for a description of the MGIB Benefit Base and the MGIB Rate.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.80%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase the charge for your first five years after the effective date of the rider. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Living Benefit Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Please Note: *The above information pertains to the form of ING LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix K for more information. If you purchased the ING LifePay rider, please see Appendix L for more information.*

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge.
The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.70%	1.05%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met.

We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase the charge for the first five years after the effective date of the rider. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Living Benefit Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Please Note: *The above information pertains to the form of ING Joint LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010. If you purchased a prior version of the ING Joint LifePay Plus rider, please see Appendix K for more information. If you purchased the ING Joint LifePay rider, please see Appendix L for more information.*

Fund Expenses
As shown in the fund prospectuses, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The Company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated fund, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds

The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds
Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2012, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
1) Fidelity Investments®   4) Franklin® Templeton® Investments
2) PIMCO Funds   5) OppenheimerFunds, Inc.
3) Pioneer Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2012, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **(See also "Contract Distribution–Selling the Contract.")**

THE ANNUITY CONTRACT

The contract described in this prospectus is a deferred combination variable and fixed annuity contract. The contract provides a means for you to invest in one or more of the available funds through the separate account. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C and the Fixed Account II prospectus for more information on the Fixed Interest Allocation and Fixed Account.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Contract Date and Contract Year
The date the contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit (likely a taxable event). If no beneficial owner of the trust has been designated, the availability of Option II or Option III will be based on the age of the annuitant at the time you purchase the contract. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

Income Phase Start Date
The income phase start date is the date you start receiving income phase payments under your contract. The contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your contract on the income phase start date.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the contract is in effect.

The contract owner will receive the income phase benefits of the contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

Change of Contract Owner or Beneficiary. During the annuitant's lifetime, you may transfer ownership of a nonqualified contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. See "Purchase and Availability of the Contract." The new owner's death will determine when a death benefit is payable. A change in owner or beneficiary may also impact any optional riders that have been elected.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the contract. In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an annuity option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

We are no longer offering the contract for sale to new purchasers.

The minimum initial payment to purchase the contract is $5,000. Currently, this payment may be made either by funds from qualified or nonqualified external sources ("external sources") or by a transfer or rollover from an existing qualified or nonqualified contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). Prior to April 29, 2005, the initial payment was required to be made as an internal transfer and the contract was not available as a nonqualified contract.

There are three option packages available under the contract. You select an option package at time of application. Each option package is unique. The maximum age at which you may purchase the contract is age 80, unless you elect to purchase Option Package III, in which case the maximum issue age is age 69. For Option Package I, we may allow you to purchase the contract up to age 85, provided you are purchasing the contract as an internal transfer where you will receive credit for the surrender charge period accrued under the prior contract, or where there will be no surrender charge under this contract because your prior contract has no surrender charge. See "Charges and Fees–Charges Deducted from the Contract Value." We reserve the right to modify these issue age limitations in a nondiscriminatory manner.

Option Package III is not available for purchase with any living benefit rider. Prior to May 1, 2009, the living benefit riders were available with Option Package III, and the maximum issue age for Option Package III was age 80.

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The contract may currently be purchased by individuals as a nonqualified contract, as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Tax Code or as a Roth IRA under Section 408A of the Tax Code. The contract is not currently available as a Simplified Employer Pension (SEP) Plan under 408(k), a Simple IRA under Section 408(P), or a tax deferred annuity under Section 403(b) of the Tax Code.

Factors to Consider in the Purchase Decision
The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this contract.** The decision to purchase or participate in a contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
1) **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2) **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3) **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4) **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

IRAs and other qualified plans already have the tax-deferral feature found in this contract. For an additional cost, the contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. **If you are considering Option II or Option III and your contract will be an IRA, see "Federal Tax Considerations–Taxation of Qualified Contracts– Individual Retirement Annuities" and "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits" in this prospectus.**

Crediting of Premium Payments
We will process your initial premium within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts and/or Fixed Interest Allocation of the separate account specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer do not permit us to issue a contract without an application, we reserve the right to rescind the contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the contract will be voided. Some states require that we return the premium paid.
2) If your state and broker-dealer allow us to issue a contract without an application, we will issue and mail the contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payments proportionally among the other subaccounts in your contract allocations. For any subsequent premium payments, the payment designated for a subaccount of the separate account will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in the separate account with respect to your contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of the separate account or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Administrative Procedures
We may accept a request for contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Sending Forms and Written Requests in Good Order
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Customer Service Center to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:
1. We take the contract value in the subaccount at the end of the preceding business day.
2. We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.
3. We add (1) and (2).
4. We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.
5. We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees (including any optional rider charges) and premium taxes.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See the Fixed Account II prospectus for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value
You may surrender the contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the ING Liquid Assets Portfolio subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts
Each of the subaccounts of the separate account offered under this prospectus invests in a fund with its own distinct investment objectives and policies.

Addition, Deletion or Substitution of Subaccounts and Other Changes
We may make additional subaccounts available to you under the contract. These subaccounts will invest in funds we find suitable for your contract. We may also withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements.

We may amend the contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the funds has become inappropriate to the purposes of the contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more subaccounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right to: (i) deregister the separate account under the 1940 Act; (ii) operate the separate account as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate the separate account as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to the separate account; and (v) combine the separate account with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

The Fixed Account
The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account II prospectus for more information. To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (www.sec.gov).

State Variations
Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the contract. Your actual contract, any endorsements and riders are the controlling documents.

Other Products
We and our affiliates offer various other products with different features and terms than the contracts, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker-dealers selling the contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

OPTIONAL LIVING BENEFIT RIDERS

Some features and benefits of the contract, if available, were available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove a rider and charges will be assessed regardless of the performance of your contract. Please see "Charges and Fees–Optional Rider Charges" for more information on rider charges. **No optional living benefit riders are currently available for purchase.**

Subject to state availability and the conditions noted below, the contract has three living benefit riders offering protection against the investment risks with your contract:
- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income during the income phase of your contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. **You may add only one of these three riders to your contract. Each rider has a separate charge.** We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay Plus rider with the ING Joint LifePay Plus rider. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your contract. Please see "Charges and Fees–Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. Please check your contract application to determine if any are available to you. You should analyze each rider thoroughly and understand it completely before you elect to purchase one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific fund under the contract. You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses. You should consult a qualified financial adviser in evaluating the riders. Our Customer Service Center may be able to answer your questions. The telephone number is 1-800-366-0066.

No Cancellation. Once you purchase a rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel any rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The optional riders are "living benefits," which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:
1. Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;
2. Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract or if you have selected the ING Joint LifePay Plus rider; or
3. Change the owner of the contract.

Other circumstances that may cause a rider to terminate automatically are discussed below with each rider.

Rider Date. The rider date is the date the rider becomes effective. If you purchase a rider when the contract is issued, the rider date is also the contract date. Under some riders, we may also refer to this as the rider effective date.

Minimum Guaranteed Income Benefit (MGIB) Rider. The MGIB rider is an optional benefit which guarantees a minimum amount of income phase income will be available to you if you initiate income phase payments on the MGIB Date (defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of income phase income will depend on the amount of premiums you pay during the first rider year, the amount of contract value you allocate or transfer to Special Funds or Excluded Funds, and any withdrawals you take while the rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the MGIB benefit.

   Purchase. To purchase the MGIB rider, you must be age 70 or younger on the rider date and the ten-year waiting period must end at or prior to the latest income phase start date. Some broker-dealers may limit availability of the rider to younger ages. The MGIB rider must be purchased on the contract date. The Company in its discretion may allow the purchase of this rider after the contract date. The MGIB rider is not available for purchase with Option Package III. **There is a ten-year waiting period before you can elect income phase payments under the MGIB rider.** Please note that the MGIB rider was closed for purchase by new contract holders on or after July 20, 2009. Effective March 15, 2010, the MGIB was closed for purchase by owners of existing contracts, to the extent this rider was otherwise available for purchase under these contracts.

   The MGIB Date. If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to begin income phase payments under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary at least 10 years after the rider date when you decide to exercise your right to begin income phase payments under the MGIB rider.

Special Funds.   The following investment options are designated as Special Funds for purposes of calculating the MGIB Benefit Base:

Fixed Account
Fixed Interest Division
ING Global Bond Portfolio
ING Liquid Assets Portfolio
ING PIMCO Total Return Bond Portfolio
ING PIMCO Total Return Portfolio

Please note that the ING PIMCO Total Return Portfolio is also a Special Fund, but closed to new allocations, effective May 1, 2009.

Please see "Covered Funds, Special Funds, and Excluded Funds." No investment options are currently designated as Excluded Funds.

For contracts issued **before September 8, 2008**, the following funds are also designated as Special Funds for purposes of calculating the MGIB Benefit Base:

ING Intermediate Bond Portfolio
ING Solution Income Portfolio
PIMCO VIT Real Return Portfolio

All amounts invested in these funds through contracts issued before September 8, 2008 are treated as Special Funds. Amounts invested in these funds through contracts issued on or after September 8, 2008 will be treated as Covered Funds.

Charges.   The charge we deduct under the MGIB Rider is 0.60% annually of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in "Determining the MGIB Annuity Income," below.

How the MGIB Rider Works. Ordinarily, the amount of income that will be available to you on the income phase start date is based on your contract value, the income phase option you selected and the guaranteed income factors in effect on the date you start receiving income phase payments. If you purchase the MGIB rider, the amount of income that will be available to you upon starting income phase payments on the MGIB Date is the greatest of:
1. Your income phase income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) applied to the guaranteed income factors specified in your contract for the income phase option you selected;
2. Your income phase income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) applied to the then-current income factors in effect for the income phase option you selected; or
3. The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) that would otherwise apply when starting the income phase.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your contract. Appendix H provides examples of minimum income calculations. The contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the contract whenever the MGIB Benefit Base (greater of the Rollup and Ratchet Bases) is sufficiently in excess of the contract value to offset the additional conservatism reflected in the rider's income factors compared to those in the contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at the time the income phase starts, the contract will generally produce greater income than the rider. Please see Appendix H– Examples of Minimum Guaranteed Income Benefit Calculation.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. The MGIB Benefit Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of eligible premium (or contract value, if applicable) and subsequently allocated eligible premiums, withdrawals and transfers. Contract value, rather than eligible premium is used as the initial value if the rider is added after the contract date.

Prior to your latest income phase start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. **We require a 10-year waiting period before you can elect to receive payments under the MGIB rider benefit.** The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract income phase start date without extending the MGIB Date.

   Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base, which may be reduced by an amount equal to the ratio of any outstanding loan balance (where applicable) to the contract value multiplied by the MGIB Base.

   a) **Calculation of MGIB Rollup Base**

      The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), (b), and (c) where:
      (a) is the MGIB Rollup Base for Covered Funds;
      (b) is the MGIB Rollup Base for Special Funds; and
      (c) is the contract value of Excluded Funds.

      The Maximum MGIB Base applicable to the MGIB Rollup Base is 300% of eligible premiums adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by fund category.

      The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter. The MGIB Rate is currently 5%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

      The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

      The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

      Eligible premiums are those premiums paid within one year of purchasing the MGIB rider. **Premiums paid after that date are excluded from the MGIB Rollup Base.**

Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. This means that the MGIB Rollup Base for Covered Funds, Special Funds or Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered, Special and Excluded Funds, when you make transfers between Covered, Special Funds and Excluded Funds, there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

Net transfers from Excluded Funds will reduce the MGIB Rollup Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGIB Rollup Base allocated to Covered or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base allocated to Excluded Funds.

b) **Calculation of MGIB Ratchet Benefit Base**

The MGIB Ratchet Benefit Base is equal to the sum of (a) and (b) where:
(a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
(b) is the contract value for Excluded Funds.

The MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds equals:

- On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds, Special Funds and Excluded Funds;
- On each contract anniversary date prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is set equal to the greater of:
  1) the current contract value allocated to Covered Funds, Special Funds and Excluded Funds (after any deductions occurring on that date); and
  2) the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds from the prior contract anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds and transfers.
- At other times, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is the MGIB Ratchet Base from the prior contract anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds and transfers.

The MGIB Ratchet Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.

2) **Then we determine the MGIB income phase income by multiplying your MGIB Benefit Base (adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus), surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options
The following are the MGIB Income Options available under the MGIB Rider:
(i)   Income for Life (Single Life or Joint with 100% Survivor) and 10-20 years certain;
(ii) Income for 20-30 years certain; and
(iii) Any other income option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the rider. This option may only be exercised on a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The election of partial payments under the MGIB Benefit Base does not affect your right to initiate the income phase under the contract without regard to the rider. The amount applied to these partial payments will be treated as a withdrawal for purposes of adjusting contract and rider values.

Please note that if you elect partial income payments, they will be tax reported as withdrawals. Please consult your tax adviser before making this election, as the taxation of this election is uncertain.

Early MGIB. Prior to the MGIB Date, you may elect to receive Early MGIB benefits by providing a written request to our Customer Service Center within 30 days prior to an Early MGIB Exercise Date, which is a contract anniversary prior to the MGIB Date. Your election to receive Early MGIB benefits will become effective as of the Early MGIB Exercise Date following receipt of this request in good order. **The first Early MGIB Exercise Date is specified in your rider and is currently the first contract anniversary which is at least 5 years after the rider date.**

If you elect to receive Early MGIB benefits, the MGIB annuity income will be determined as noted above in "Determining the MGIB Annuity Income," but will be adjusted by using an Age Setback formula. Under this formula, the MGIB annuity income will equal the MGIB Benefit Base multiplied by the adjusted MGIB income factors, which are equal to the MGIB income factors defined in "Determining the MGIB Annuity Income" above, adjusted using age setbacks to compensate for the early entry into the income phase. The adjusted MGIB income factors are determined by adjusting the contract owner's age for each whole or partial rider year between the Early MGIB Exercise Date and the 10th contract anniversary after the rider date.

For example, if a 65 year-old contract owner is in the 6th year of the MGIB rider and elects to receive Early MGIB benefits, the MGIB income factors used to determine the MGIB annuity income would be adjusted by using the MGIB income factors for a 61 year-old contract owner, because the contract owner's age (65) is adjusted by subtracting the four years remaining until the 10th contract anniversary occurring after the rider date.

No Change of Annuitant. Once you purchase the MGIB rider, the annuitant may not be changed except for the following exception. If an annuitant who is not a contract owner dies prior to entry into the income phase, a new annuitant may be named in accordance with the provisions of your contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity income available if you choose to exercise it. We will determine the actual amount of the MGIB annuity income as of the MGIB Date.

The MGIB rider does not restrict or limit your right to enter the income phase at any time permitted under the contract. The MGIB rider does not restrict your right to enter the income phase using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you enter the income phase under the rider and in accordance with the provisions set forth above. Election of Early MGIB Benefits may result in a lesser stream of income payments than waiting the entire 10 year waiting period. Initiating the income phase using the MGIB rider may result in a more favorable stream of income payments, and different tax consequences, under your contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the contract's applicable income phase factors. You should consider all of your options at the time you begin the income phase of your contract.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Important Note: *We introduced the ING LifePay Plus rider on August 20, 2007, and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. The form of ING LifePay Plus rider available to you depends on state availability.*

The information below pertains to the form of ING LifePay Plus rider, which was available for sale beginning from May 1, 2009 through March 15, 2010. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix K. If you purchased the ING LifePay rider, please see Appendix L for more information.

Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is not available for purchase with Option Package III. The ING LifePay Plus rider is subject to broker-dealer availability. **The ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING LifePay Plus rider is no longer available for purchase, including purchase by owners of existing contracts. Previously, contracts issued **on and after** January 1, 2007 were eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph, provided a living benefit rider has not been issued under such contracts. There is an election form for this purpose. Please contact the Customer Service Center for more information.

   Rider Effective Date. The rider effective date is the date coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the contract is issued, the rider effective date is also the contract date. If you purchase the ING LifePay Plus rider after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date.

Highlights. *This paragraph introduces the terminology used with the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the contract in any contract year once the <u>Lifetime Withdrawal Phase</u> begins -- we use the <u>ING LifePay Plus Base</u> as part of the calculation of the <u>Maximum Annual Withdrawal</u>. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the contract. Also, the ING LifePay Plus rider offers the <u>Income Optimizer</u>. The guarantee continues when the ING LifePay Plus rider enters <u>Lifetime Automatic Periodic Benefit Status</u>, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for <u>Annual Ratchets</u> and <u>Step-ups</u>, subject to adjustment for any <u>Excess Withdrawals</u>. The ING LifePay Plus rider has an allowance for withdrawals from a contract subject to the <u>Required Minimum Distribution</u> rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the contract owner's death only when the <u>ING LifePay Plus Death Benefit Base</u> is greater than the contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

   ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: (a) On the contract date, it is equal to the initial premium; and (b) After the contract date, it is equal to the contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account allocations. For example, assume the current contract value is $90,000 on a contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is either a) a withdrawal before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees); or b) once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after continuation of the contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base -- in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges or Market Value Adjustment associated with any Fixed Account allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix I, Illustration 1, 2, and 6 for examples of the consequences of an excess withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in calculating your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary to equal the greater of: a) the current ING LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notices will outline the procedure you will need to follow to do so. Please note, however, that from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING LifePay Plus Base will equal the greatest of: a) the current ING LifePay Plus Base; b) the current contract value; and c) the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any withdrawals prior to the Lifetime Withdrawal Phase and any Excess Withdrawals while in the Lifetime Withdrawal Phase.

Please note no Step-ups are available in the first year after you purchase this rider, post-issue of the contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

For example, assume a contract owner decides to add the ING LifePay Plus rider on March 15, 2009 to a contract that was purchased on January 1, 2009. The rider effective date is April 1, 2009, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this contract will be on January 1, 2011.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1. The date income phase payments begin (see "The Income Phase");
2. Reduction of the contract value to zero by an Excess Withdrawal;
3. Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4. The surrender of the contract; or
5. The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

Maximum Annual Withdrawal Percentage	Annuitant's Age
4%	59½ – 64
5%	65+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated (for example, upon an Annual Ratchet or Step-up). In addition, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event that on the date the Lifetime Withdrawal Phase begins the contract value on the previous business day was greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that contract value. The greater the ING LifePay Plus Base, the greater the amount will be available to you for withdrawal under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The ING LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the annuitant's life. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the contract's other income phase options, and these payments will be subject to the same tax treatment as an income phase payment. Please see "Federal Tax Considerations" for more information. The Income Optimizer is only available on nonqualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets. Your contract may still have a contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: (a) revoke your election; (b) add on premiums; (c) exchange the contract; (d) initiate income phase payments under the contract; or (e) change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining contract value and death benefit and the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the annuitant's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the annuitant's 115th birthday in order to liquidate your contract value that may remain before the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the annuitant. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

   Lifetime Income Annuity Option. In the event the contract's income phase commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only income phase option, in lieu of the contract's other income phase options. Payments under this option are based on the minimum annual payment factors for each $1,000 reflected in the rider data table and will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the contract's income phase options, see "The Income Phase."

   Required Minimum Distributions. The ING LifePay Plus rider allows for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year -- without constituting an Excess Withdrawal. See Appendix I, Illustration 3.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix I, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix I, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING LifePay Plus Rider.**

   Lifetime Automatic Periodic Benefit Status. The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal (a withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the ING LifePay Plus rider). You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status:
   1. The contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;
   2. No further premium payments will be accepted; and
   3. Any other riders issued with the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If, when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death, and the ING LifePay Plus rider remains eligible for Step-ups. Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the Maximum Annual Withdrawal Percentage multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such contract value in the Fixed Allocation Funds. Currently, this required specified percentage is 30%, and is 40% if you have elected the Income Optimizer. See "Fixed Allocation Funds Automatic Rebalancing," below. We impose these investment option restrictions in order to lessen the likelihood we would have to make payments under this rider. We require these allocations regardless of your investment instructions under the contract. The ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING Solution Income Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

If you have selected the Income Optimizer, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution Income Portfolio

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING BlackRock Inflation Protected Bond Portfolio
- ING Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, a Fixed Allocation Fund may be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the required specified percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. The current specified percentage is 30%, and is 40% if you have selected the Income Optimizer. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on the rider effective date, on each quarterly contract anniversary, and after the following transactions:
1. Receipt of additional premiums;
2. Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3. Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into a Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

ING LifePay Plus Death Benefit Base. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider. If the ING LifePay Plus rider is purchased on the contract date, the initial ING LifePay Plus Death Benefit Base is equal to the initial premium. If the ING LifePay Plus rider is purchased after the contract date, the initial ING LifePay Plus Death Benefit Base is equal to the contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for the payment of third-party investment advisory fees before the Lifetime Withdrawal Phase beings, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "Withdrawals and Excess Withdrawals" for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump-sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the contract is continued, the ING LifePay Plus Base is recalculated to equal the contract value, inclusive of the guaranteed death benefit -- UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In these cases, the ING LifePay Plus Base is recalculated to equal the greater of a) the contract value, inclusive of the guaranteed death benefit; and b) the last-calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base.

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the Maximum Annual Withdrawal Percentage multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the contract owner's death and spousal continuation are counted in calculating you withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the contract owner's death, subject to any pro-rata adjustment for withdrawals before spousal continuation of the rider.

If you have selected the Income Optimizer, systematic installments of the Maximum Annual Withdrawal will continue, SO LONG AS the surviving spouse as annuitant is age 59½. The amount of these continuing payments may change since both the ING LifePay Plus Base and the Maximum Annual Withdrawal are recalculated based on the new annuitant's age. Once the Income Optimizer has been selected, the rider will remain subject to the higher required specified percentage for allocations to the Fixed Allocation Funds, even if upon spousal continuation the Lifetime Withdrawal Phase has not yet begun, and there is no Maximum Annual Withdrawal, because the annuitant is not yet age 59½.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). If you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:
1. spousal continuation as described above;
2. change of owner from one custodian to another custodian;
3. change of owner from a custodian for the benefit of an individual to the same individual;
4. change of owner from an individual to a custodian for the benefit of the same individual;
5. collateral assignments;
6. change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7. change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8. change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual;
9. change of owner pursuant to a court order; and
10. change of qualified plan ownership to the beneficial owner.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that are less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider are not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Important Note: *We introduced the ING Joint LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. Some versions of the ING Joint LifePay Plus rider were not available in New Jersey or Oregon. The form of the ING Joint LifePay Plus rider available to you depends on state availability.*

The information below pertains to the form of ING Joint LifePay Plus rider which was available for sale from May 1, 2009 through March 15, 2010. If you purchased a previous version of the ING Joint LifePay Plus rider, please see Appendix K. If you purchased the ING Joint LifePay rider, please see Appendix L for more information.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the contract when the death benefit becomes payable, subject to the owner, annuitant, and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet these issue age requirements. The issue age is the age of the owners on the rider effective date. The ING Joint LifePay Plus rider is not available for purchase with Option Package III. The ING Joint LifePay Plus rider is subject to broker-dealer availability. **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant, and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing contracts. Previously, contracts issued **on or after August 20, 2007** were eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements, and limitations of the prior paragraph, provided a living benefit rider has not been issued under such contracts. There is an election form for this purpose. Please contact the Customer Service Center for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Effective Date. The rider effective date is the date coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider effective date is also the contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date is the date of the contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and are joint owners. For a contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes to the ownership of the contract, or changes to the annuitant and/or beneficiary designations, will result in one spouse being deactivated (the spouse is thereafter "inactive"). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that will result in an Active Spouse being deactivated include:

1. For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an Active Spouse;
2. For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); and
3. A spouse's death.

An owner may also request that one spouse be treated as inactive. Both contract owners must agree to such a request when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even after a spouse is deactivated, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

Please note that a divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Highlights. *This paragraph introduces the terminology used with the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the contract in any contract year once the Lifetime Withdrawal Phase begins -- we use the ING Joint LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the contract. The ING Joint LifePay Plus rider also offers the Income Optimizer, which is the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the lives of both Active Spouses. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The ING Joint LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the contract owner's death only when the ING Joint LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: (a) On the contract date, it is equal to the initial premium; and (b) After the contract date, it is equal to the contract value on the effective date of the rider.

The ING Joint LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING Joint LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING Joint LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account allocations. For example, assume the current contract value is $90,000 on a contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING Joint LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the ING Joint LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rate reduction of the ING Joint LifePay Plus Base -- in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix I, Illustration 1, 2, and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in calculating your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

   Annual Ratchet. The ING Joint LifePay Plus Base is recalculated on each contract anniversary to equal the greater of: a) the current ING Joint LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. Our written notice will outline the procedure you will need to follow to do so. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Please note, however, that from then on the ING Joint LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

   Step-up. The ING Joint LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING Joint LifePay Plus Base will equal the greatest of a) The current ING Joint LifePay Plus Base; b) The current contract value; and c) The ING Joint LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING Joint LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING Joint LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a contract purchased on January 1, 2009, the contract owner decided to add the ING Joint LifePay Plus rider on March 15, 2009. The rider effective date is April 1, 2009, which is the date the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract is on January 1, 2011.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 65. On this date, the ING Joint LifePay Plus Base is recalculated to equal the greater of the current ING Joint LifePay Plus Base or the contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1. The date income phase payments begin (see "The Income Phase);
2. Reduction of the contract value to zero by an Excess Withdrawal;
3. Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4. The surrender of the contract; or
5. The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the contract; or
6. The last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal percentage of 5% multiplied by the ING Joint LifePay Plus Base. The Maximum Annual Withdrawal is thereafter recalculated whenever the ING Joint LifePay Plus Base is recalculated (for example, upon an Annual Ratchet or Step-up).

In the event on the date the Lifetime Withdrawal Phase begins the contract value on the previous business day is greater than the ING Joint LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING Joint LifePay Plus Base will be set equal to that contract value. The greater the ING Joint LifePay Plus Base, the greater the amount will be available to you for withdrawal under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The ING Joint LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the lives of both Active Spouses. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. The Income Optimizer is only available on nonqualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING Joint LifePay Plus Base remains eligible for Annual Ratchets. Your contract may still have a contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING Joint LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: a) revoke your election; b) add on premiums; c) exchange the contract; d) annuitize the contract; or e) change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining contract value and death benefit and the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the youngest Active Spouse's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the youngest Active Spouse's 115th birthday in order to liquidate your contract value that may remain before the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the last Active Spouse. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the contract's income phase commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only income phase option, in lieu of the contract's other income phase options. Payments under this option will be joint life if both Active Spouses are living, or for the life of the only Active Spouse, and are based on the minimum annual payment factors for purchase $1,000 reflected in the rider data table. These payments will never be less than the frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the contract's income phase options, see "The Income Phase."

   Required Minimum Distributions. The ING Joint LifePay Plus rider allows for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING Joint LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year -- without constituting an Excess Withdrawal.

See Appendix I, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix I, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix I, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING Joint LifePay Plus Rider.**

   Lifetime Automatic Periodic Benefit Status. The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal (a withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider). You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status:

1. The contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2. No further premium payments will be accepted; and
3. Any other riders issued with the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If, when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 65. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death, and the ING Joint LifePay Plus rider remains eligible for Step-ups. Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING Joint LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such contract value in the Fixed Allocation Funds. Currently, the required specified percentage is 30%, and is 40% if you have selected the Income Optimizer. See "Fixed Allocation Funds Automatic Rebalancing," below. We impose these investment option restrictions in order to lessen the likelihood we would have to make payments under this rider. We require these allocations regardless of your investment instructions to the contract. The ING Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment options restrictions. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING Solution Income Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

If you have selected the Income Optimizer, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution Income Portfolio

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING BlackRock Inflation Protected Bond Portfolio
- ING Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the required specified percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. The current specified percentage is 30%, and 40% if you have selected the Income Optimizer. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on the rider effective date, each quarterly contract anniversary, and after the following transactions:
1. Receipt of additional premiums;
2. Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3. Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J– Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into a Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider will continue until the owner's death (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the ING Joint LifePay Plus Base. See "Withdrawals" and "Excess Withdrawal," above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the contract.

ING Joint LifePay Plus Death Benefit Base. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING Joint LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING Joint LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider. If the ING Joint LifePay Plus rider is purchased on the contract date, the initial ING Joint LifePay Plus Death Benefit Base is equal to the initial premium. If the ING Joint LifePay Plus rider as purchased after the contract date, the initial ING Joint LifePay Plus Death Benefit Base is equal to the contract value on the rider effective date.

The ING Joint LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING Joint LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for the payment of third-party investment advisory fees before the Lifetime Withdrawal Phase beings, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING Joint LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "Withdrawals and Excess Withdrawals" for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING Joint LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING Joint LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING Joint LifePay Plus Death Benefit Base dollar for dollar until the earlier of the ING Joint LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING Joint LifePay Plus death benefit is payable to the beneficiary in a lump-sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will continue, SO LONG AS the surviving spouse is an Active Spouse. At that time, the ING Joint LifePay Plus Base is recalculated to equal the greater of a) the contract value, inclusive of the guaranteed death benefit; and b) the last-calculated ING Joint LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 65. The Maximum Annual Withdrawal is recalculated to equal 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING Joint LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the contract owner's death and spousal continuation are counted in calculating you withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value on the previous business day is greater than the ING Joint LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING Joint LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING Joint LifePay Plus Base. Also, upon spousal continuation, the ING Joint LifePay Plus Death Benefit Base equals the ING Joint LifePay Plus Death Benefit Base before the contract owner's death, subject to any pro-rata adjustment for withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:
1. spousal continuation by an Active Spouse, as described above;
2. change of owner from one custodian to another custodian;
3. change of owner from a custodian for the benefit of an individual to the same individual (the owner's spouse must be named sole beneficiary under the contract to remain an Active Spouse);
4. change of owner from an individual to a custodian for the benefit of the same individual;
5. collateral assignments;
6. for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is an Active Spouse when added as joint owner;
7. for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8. change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that are less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits."

WITHDRAWALS

You may withdraw all or part of your money at any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $100, we may treat it as a request to surrender the contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the Free Withdrawal Amount at any time exceed 30% of contract value, subject to state approval.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. In this event, the subsequent withdrawals must be taken from the Restricted Funds or taken pro-rata from all variable subaccounts.

Please be aware that benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. See "Optional Living Benefit Riders." Withdrawals may be subject to taxation and tax penalties.

Other than surrender charges and market value adjustment, if applicable, there is no additional charge for these features.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See Appendix C and the Fixed Account II prospectus for more information on the application of Market Value adjustment.

Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your contract date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum percentage, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. If the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) or Section 72(q) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) or Section 72(q) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a traditional IRA contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the IRS rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your contract date for your desired frequency.

You may request that we calculate for you the amount that is required to be withdrawn from your contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. We will also accept your written instructions regarding the calculated amount required to be withdrawn from your contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS

Between the end of the free look period and the income phase start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special or Excluded Funds and other funds may negatively impact your death benefit or optional rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefits we pay under an optional benefit rider may be affected by certain transfers you may make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. See "Optional Living Benefit Riders."

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center. Any transfer request received after 4:00 p.m. eastern time or the close of regular trading of the NYSE will be effected on the next business day.

The separate account and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the Internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging ("DCA") program through either the ING Liquid Assets Portfolio subaccount, or a Fixed Interest Allocation, subject to availability, starting 30 days after the contract date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We may also offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to state availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Appendix B–The Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).
- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.
- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of the separate account, you may elect to have your investments in the subaccounts automatically rebalanced. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "Appendix B–The Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals made on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit during the Accumulation Phase

During the accumulation phase, a death benefit is payable when either the contract owner or the annuitant (when a contract owner is not an individual) dies before the income phase start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the contract. If there are joint owners and any owner dies, we will pay the surviving owner(s) the death benefit. Upon receipt of due proof of the owner's death in writing (i.e. a certified copy of the death certificate), we will calculate the guaranteed death benefit based on the Benefit Option Package elected and in effect on the date of death. If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value, also as of that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the funds then available in the same proportion as the contract value in each available fund bears to the contract value in all such funds. If there is no contract value in any fund then available, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition will fulfill our obligations under the Benefit Option Package, and all amounts will remain invested in the contract until we receive a request for payment of the death benefit in good order.

We will pay the death benefit upon receipt at our Customer Service Center of due proof of the owner's death and any other information required by us to pay the death benefit or otherwise administer the claim, including election of the manner in which the death benefit is to be paid.

If we do not receive a request to apply the death benefit proceeds to an income phase option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless your beneficiary elects otherwise, the distribution will generally be made into an interest bearing account backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options, and the Company seeks to earn a profit on these accounts. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option. We will generally distribute death benefit proceeds within 7 calendar days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Death." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center.

You may select one of the option packages described below, which will determine the death benefit payable. Option Packages I and II are available only if the contract owner and the annuitant are not more than 80 years old at the time of purchase. Option Package III is only available if the contract owner and the annuitant are not more than 69 years old at the time of purchase. Option Package III is not available if you have selected a living benefit rider. Prior to May 1, 2009, Option Package III was available if the contract owner and annuitant were not more than 80 years old, and was available even if a living benefit rider had been selected. A change in ownership of the contract may affect the amount of the death benefit payable. Option Package II and III are not available with joint owners.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Owner:	The greater of: (1) the Standard Death Benefit; and (2) the contract value.	The greatest of: (1) the Standard Death Benefit; and (2) the contract value; and (3) the Annual Ratchet death benefit.	The greatest of: (1) the Standard Death Benefit; and (2) the contract value; and (3) the Annual Ratchet death benefit; and (4) the 5% Roll-Up death benefit.

For purposes of calculating the 5% Rollup Death Benefit, the following investment options are designated as "Special Funds":
- Fixed Account
- Fixed Interest Division
- ING Global Bond Portfolio
- ING Liquid Assets Portfolio
- ING PIMCO Total Return Bond Portfolio
- ING PIMCO Total Return Portfolio

Please note that the ING PIMCO Total Return Portfolio is also a Special Fund, but closed to new allocations, effective May 1, 2009.

For contracts issued **before September 8, 2008**, the following funds are also designated as Special Funds for purposes of calculating the 5% Rollup Death Benefit:

ING Intermediate Bond Portfolio
ING Solution Income Portfolio
PIMCO VIT Real Return Portfolio

However, the ING Intermediate Bond Portfolio is not designated as a Special Fund for purposes of calculating the 5% Rollup Death Benefit if the ING LifePay Plus or ING Joint LifePay Plus rider has been selected. All amounts invested in these funds through contracts issued before September 8, 2008 will be treated as Special Funds. All amounts invested in these funds through contracts issued on or after September 8, 2008 will be treated as Covered Funds.

No investment options are currently designated as Excluded Funds. The death benefit for Excluded Funds is the contract value allocated to Excluded Funds and is tracked for transfer purposes only.

We may, with 30 days' notice to you, designate any fund as a Special or Excluded Fund on existing contracts with respect to new premiums added to such fund, with respect to new transfers to such fund and with respect to the death benefits to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit.

For the period during which a portion of the contract value is allocated to a Special or Excluded Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
1. the contract value; or
2. the cash surrender value.

The **Standard Death Benefit** equals the **greater** of the Base Death Benefit or the **sum** of 1) and 2):
1. the contract value allocated to Excluded Funds; and
2. the Standard Minimum Guaranteed Death Benefit for amounts allocated to Covered or Special Funds.

The Standard Minimum Guaranteed Death Benefit equals:
1. premium payments allocated to Covered, Special and Excluded Funds, respectively;
2. reduced by a pro-rata adjustment for any withdrawal or transfer taken from Covered, Special and Excluded Funds, respectively.

In the event of transfers from Excluded to Covered or Special Funds, the increase in the Minimum Guaranteed Death Benefit for Covered Funds and/or Special Funds will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. In the event of transfers from Covered or Special Funds to Excluded Funds, the increase in the Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Minimum Guaranteed Death Benefit for Covered or Special Funds.

Currently, no investment options are designated as Special Funds for purposes of calculating the Standard Death Benefit.

The **5% Roll-Up Death Benefit**, equals the **greater** of:
1. the Standard Death Benefit; or
2. the sum of the contract value allocated to Excluded Funds and the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds and Special Funds.

The 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds, Special Funds and Excluded Funds equals the lesser of:
1. premiums, adjusted for withdrawals and transfers, accumulated at 5% on a daily basis for Covered Funds or Excluded Funds and 0% for Special Funds until the earlier of attainment of age 90 or reaching the cap (equal to 3 times all premium payments, as reduced by adjustments for withdrawals) and thereafter at 0%, or
2. the cap.

A pro-rata adjustment to the 5% Roll-Up Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal.

Transfers from Excluded to Covered or Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. Transfers from Covered or Special Funds to Excluded Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Transfers from Special to Covered Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds.

Transfers from Covered to Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds.

The calculation of the cap is not affected by allocation to Covered, Special or Excluded Funds.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater** of:
1. the Standard Death Benefit; or
2. the sum of the contract value allocated to Excluded Funds and the Annual Ratchet Minimum Guaranteed Death Benefit allocated to Covered or Special Funds.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:
1. the initial premium allocated at issue to Covered, Special or Excluded Funds, respectively;
2. increased dollar for dollar by any premium allocated after issue to Covered, Special or Excluded Funds, respectively;
3. adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special or Excluded Funds from the prior anniversary (adjusted for new premiums, partial withdrawals and transfers between Covered, Special and Excluded Funds) and the current contract value. A pro-rata adjustment to the Annual Ratchet Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal. Please see Appendix F for examples of the pro-rata withdrawal adjustment for withdrawals.

Transfers from Excluded to Covered or Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred.

Transfers from Covered or Special Funds to Excluded Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Currently, no investment options are designated as Special Funds for purposes of calculating the Annual Ratchet Death Benefit.

Examples of how the designation of certain funds as Special Funds affects the calculation of the 5% Roll-up Death Benefit is included in Appendix G to this prospectus.

Transfers Between Option Packages. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. Transfers to Option Packages I and II are not permitted after you attain age 80. Transfers to Option Package III are not permitted if the contract owner or annuitant have attained age 69, or if an optional living benefit rider has been purchased.

If you transfer from Option I to Option II or Option III, the minimum guaranteed death benefit for Special and Non-Special Funds will equal the contract value for Special and Non-Special Funds, respectively, on the effective date of the transfer. On a transfer to Option Package III, the then current roll-up cap will be allocated to Special and Non-Special Funds in the same percentage as the allocation of contract value on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death–Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition to the contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

Continuation After Death–Non Spouse

If the beneficiary is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code.

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin no later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the contract in effect prior to such election will cease; (2) the spouse will become the owner of the contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the contract or allowed by the Company will belong to the spouse as contract owner of the contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the contract.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of ING LifePay Plus and ING Joint LifePay Plus Riders on Death Benefit. Please see "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Death of Owner or Annuitant," "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Death of Owner or Annuitant," "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Effect of ING LifePay Plus Rider on Death Benefit" and "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Effect of ING Joint LifePay Plus Rider on Death Benefit" for information about the effect of the ING LifePay Plus or the ING Joint LifePay Plus rider on the death benefit under your contract and a description of the impact of the owner's or annuitant's death on the ING LifePay Plus or the ING Joint LifePay Plus rider.

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value. Living benefit riders automatically terminate when the income phase of your contract begins.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. **Our current income phase payment options provide only for fixed payments.**

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 6%, 5% or 3.5%. If you select a 6% rate, for example, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 6% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 6%, after deduction of fees.

If you select a 3.5% rate, for example, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

Minimum Payment Amounts. The income phase payment option you select must result in:
- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the first day of the month following the annuitant's 90th birthday.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the annuitant's 90th birthday may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:
1. The life of the annuitant;
2. The joint lives of the annuitant and beneficiary;
3. A guaranteed period greater than the annuitant's life expectancy; or
4. A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 90, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "**Federal Tax Considerations**" for further discussion of rules relating to income phase payments.

Charges Deducted

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."
- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center.

If continuing income phase payments are elected, the beneficiary may not elect to receive a lump-sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations".

Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: a) 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end upon the death of both annuitants.
Life Income-Two Lives Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income- Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income-Two Lives-Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.

Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. A lump-sum elected before three or five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center. We do not currently offer variable payouts.

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when shareholder reports of the investment portfolios in which the separate account invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the 7 permitted days, on any business day; (1) when the NYSE is closed; (2) when trading on the NYSE is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the separate account may not reasonably occur or so that the Company may not reasonably determine the value of the separate account's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the contract shall be those that the premium payment would have bought at the correct age or sex.

Assigning the Contract as Collateral
You may assign a non-qualified contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes–Applicable Tax Law
We have the right to make changes in the contract to continue to qualify the contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look
You may cancel your contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the contract to you. Some states may require a longer free look period. To cancel, you need to send your contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the funds and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. In the case of IRA's cancelled within 7 days of receipt of the contract and in some states, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase your contract. Your contract is void as of the day we receive your contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

CONTRACT DISTRIBUTION

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the contract as well as for other Company contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by the Company for contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

ING Financial Partners, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts:

Directed Services LLC pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

Directed Services LLC pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 3.50% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.00% of all, or a portion, of values of contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 3.50% of total premium payments. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum 3.50% commission rate noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker-dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2012 received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	Morgan Stanley Smith Barney LLC	14.	First Allied Securities Inc.
2.	LPL Financial Corporation	15.	Woodbury Financial Services Inc.
3.	Merrill Lynch, Pierce, Fenner & Smith Incorporated	16.	Commonwealth Financial Network Inc.
4.	ING Financial Partners Inc.	17.	SII Investments Inc. WI
5.	Wells Fargo Advisors, LLC	18.	ING Financial Partners, Inc. – CAREER
6.	Wells Fargo Advisors, LLC (Bank Channel)	19.	Wells Fargo Advisors Financial Network, LLC
7.	UBS Financial Services Inc.	20.	Ameriprise Financial Services Inc.
8.	Raymond James Financial Services Inc.	21.	Centaurus Financial Inc.
9.	ING Financial Partners, Inc. – Retirement Channels	22.	Cetera Investment Services, LLC
10.	National Planning Corporation	23.	Raymond James and Associates Inc.
11.	Cetera Advisors LLC	24.	Wells Fargo SEC, LLC
12.	Cetera Advisor Networks LLC	25.	Cambridge Investment Research Inc.
13.	Securities America Inc.		

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sales of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Loans. We do not currently permit loans under Section 403(b) contracts that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Loans may be available if you purchased your contract in connection with a non-ERISA 403(b) plan. If your contract was issued in connection with a 403(b) plan and the terms of your plan permit, you may take a loan, using your surrender value as collateral for the loan. Loans are subject to the terms of the contract, your 403(b) plan, the Tax Code and other federal and state regulations. The amount and number of loans outstanding at any one time under your tax-deferred annuity are limited, whether under our contracts or those of other carriers. Tax-deferred annuity loans are not available for contracts issued in the Commonwealth of Massachusetts. We may modify the terms of a loan to comply with changes in applicable law. Various mandatory repayment requirements apply to loans, and failure to repay generally will result in income to you and the potential application of tax penalties. We urge you to consult with a qualified tax adviser prior to effecting a loan transaction under your contract. We may apply additional restrictions or limitations on loans, and you must make loan requests in accordance with our administrative practices and loan requests procedures in effect at the time you submit your request. Read the terms of the loan agreement before submitting any request. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Any outstanding loan balance impacts the following:
- Withdrawal and Charges: We determine amounts available for maximum withdrawal amounts, free partial withdrawals, systematic withdrawals and waiver of administrative charges by reducing the otherwise applicable amounts by the amount of any outstanding loan balance.
- Death Benefits, Annuitization and Surrenders: We deduct the outstanding loan balance from any amounts otherwise payable and in determining the amount available for annuitization.

The portion of any contract value used to pay off an outstanding loan balance will reduce the ING LifePay Plus Base, ING Joint LifePay Plus Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay Plus or ING Joint LifePay Plus rider if loans are contemplated.

Voting Rights
We will vote the shares of a fund owned by the separate account according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the contract's contract value in that subaccount by the net asset value of one share of the fund in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in the separate account which are not attributable to contract owners in the same proportion.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Directed Services LLC ability to distribute the contract or upon the separate account.

- Litigation. Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

- Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

We do not intend this information to be tax advice. For advice about the effect of federal income tax laws affecting the contract, state tax laws or any other tax laws affecting the contract or any transactions involving the contract, consult a qualified tax adviser. No attempt is made to provide more than general information about the use of the contract with tax-qualified retirement arrangements.

Types of Contracts: Nonqualified or Qualified

The contract described in this prospectus is available for purchase on a non-tax-qualified basis ("nonqualified contracts") or purchased on a tax-qualified basis ("qualified contracts").

Nonqualified contracts are purchased with after tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Tax Code Sections 403(b), 408, or 408A.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the employer sponsoring the plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Nonqualified Contracts

Premiums.

You may not deduct the amount of your premiums to a nonqualified contract.

Taxation of Gains Prior to Distribution. Tax Code section 72 governs the general federal income taxation of annuity contracts. We believe that if the contract owner is a natural person (in other words, an individual), the contract owner will generally not be taxed on increases in the value of his or her nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. An agreement to assign or pledge any portion of the contract's account value generally will be treated as a distribution. In order to be eligible to defer federal income taxation on increases in the account value, each of the following requirements must be satisfied:

   Investor Control. Although earnings under nonqualified contracts generally are not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over such assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the contract described in this prospectus. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the owner of a pro-rata share of the assets of the separate account for federal income tax purposes.

   Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements.

There are currently no regulations interpreting these Tax Code requirements. When such requirements are clarified by regulation or otherwise, the Company intends to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

   Non-Natural Holders of a Nonqualified Contract. If the contract owner of a nonqualified contract is not a natural person, the contract generally is not treated as an annuity for federal income tax purposes and any such income on such contract during the applicable taxable year is taxable as ordinary income. Income on the contract during the applicable taxable year is equal to any increase in the account value over the "investment in the contract" (generally, the premiums or other consideration you paid for such contract less any nontaxable withdrawals) during such taxable year. There are certain exceptions to this rule, and a non-natural person considering an investment in the contract should consult with a qualified tax adviser prior to purchasing the contract. If the contract owner is not a natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner. When the contract owner is a non-natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Income Phase Starting Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached, or will have reached, an advanced age (for example, age 85), it is possible that such contract could be treated as an annuity for federal income tax purposes. In that event, the income and gains under such contract could be currently includible in your taxable income.

Diversification. Tax Code section 817(h) requires that the investments of the funds available through a separate account that supports a variable annuity contract be "adequately diversified" in order for the nonqualified contract to qualify as an annuity contract under federal tax law. The separate account, through its funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, and any ruling made thereunder, which affect how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings. We reserve the right to modify your contract as necessary in order to do so.

Taxation of Distributions

General. When a withdrawal from a nonqualified annuity contract occurs, the amount received will be treated as ordinary income subject to federal income tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any early withdrawal charge) immediately before the distribution over the contract owner's investment in the contract at such time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your taxable income as the result of certain pledges, assignments or gifts, less the aggregate amount of non-taxable distributions previously made under such contract.

In the case of a full withdrawal from a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in such contract (for example, the cost basis).

10% Penalty. A 10% federal tax penalty applies to the taxable portion of a distribution from a nonqualified deferred annuity contract unless certain exceptions apply, including one or more of the following:

(a) You have attained age 59½;
(b) You (or the annuitant if the contract owner is a non-natural person) have died;
(c) You have become disabled as defined in the Tax Code;
(d) The distribution is made in substantially equal periodic payments (at least annually)over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
(e) The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A qualified tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such an instance the "investment in the contract" in the old contract will carry over to the new contract. You should consult with a qualified tax adviser regarding procedures for making 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, any distributions from the contract, other than income phase payments, will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the tax-free treatment of the partial exchange. If this occurs, the partial exchange or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract. Furthermore, if the partial exchange occurred prior to the contract owner reaching age 59½, the contract owner may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance companies administer, recognize or report, for federal income tax-reporting purposes, Section 1035 exchanges and partial exchanges and what the ultimate tax treatment may be by the IRS. You should consult with your tax adviser with respect to any proposed Section 1035 exchange or partial exchange prior to proceeding with any such transaction with respect to your Contract.

Taxation of Income Phase Payments. Although the federal tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the annuity contract ratably on a tax-free basis over the expected stream of income phase payments when income phase payments begin. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income. On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from an annuity contract, such as the contract described in this prospectus, because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump-sum, such amounts are taxed in the same manner as a full withdrawal of the contract; or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. As discussed above, the Tax Code contains special rules that specify how the contract owner's interest in a nonqualified contract will be distributed and taxed in the event of the contract owner's death.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal income tax purposes as a distribution from the contract.

Different distribution requirements apply if your death occurs:
- After you begin receiving income phase payments under the contract; or
- Before you begin receiving such income phase payments.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2011, your entire balance must be distributed by August 31, 2016. However, if distributions begin within one year of your death, then payments may be made over one of the following two timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignment and Other Transfers. A transfer, pledge or assignment of ownership of a nonqualified contract, the selection of certain annuity dates or the designation of an annuitant or payee other than a contract owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium; (ii) with income phase payments starting within one year of the date of purchase; and (iii) that provides a series of substantially equal periodic payments made at least annually. This contract is not designed as an immediate annuity. If the contract were treated as an immediate annuity, it could affect the federal income treatment of the contract with respect to: (i) the application of certain exceptions from the 10% early withdrawal penalty tax; ownership, if the contract owner is not a natural person; and (iii) certain exchanges.

Multiple Contracts. Federal income tax laws require that all deferred nonqualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the intended recipient of the distribution notifies us at or before the time of such distribution that the recipient elects not to have any amounts withheld. Withholding is mandatory, however, if the intended recipient of such distribution fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to their residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, the contract owner may elect out of state withholding even if federal withholding applies. For more information concerning a particular state or any required forms, please contact your sales representative or call our Customer Service Center at the number listed on the front of this prospectus.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's or the designated beneficiary's citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Same-Sex Marriages. Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Taxation of Qualified Contracts

General. The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified contracts are designed for use with Tax Code section 403(b) and 457(b) plans and as IRAs under Tax Code sections 408 and 408A ("qualified contracts"). They may also be issued as nonqualified contracts for use with Tax Code section 401(a) or 401(k) plans. (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase payments from a qualified contract, depends on the type of retirement plan and as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv) other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans. Contract owners, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) Tax-Deferred Annuities. Prior to September 17, 2007, the contracts were available as Tax Code section 403(b) tax-deferred annuities. Existing contracts issued as Tax Code Section 403(b) tax-deferred annuities will continue to be maintained as such under the applicable rules and regulations. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In July 2007, the Treasury Department issued final regulations that were generally effective January 1, 2009. The final regulations include: (i) a written plan requirement; (ii) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (iii) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007, and requiring information sharing between the 403(b) plan sponsor and/or its delegate and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (iv) new distribution rules for 403(b)(1) annuities that impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible and the time when distributions can begin. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA, you may not make another tax-free rollover from the IRA within a one-year period. Sales of the contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements. You should consult with a qualified tax adviser in connection with purchasing the contract as an IRA.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from an eligible retirement plan, another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. You should consult with a qualified tax adviser in connection with purchasing the contract as a Roth IRA.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Contributions. In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

Distributions–General.
Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

403(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions, including one or more of the following, have occurred.

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to a traditional IRA or Roth IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan;
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
i) The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Effective January 1, 2009, and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event, such as after a fixed number of years, the attainment of a stated age, or disability.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship, or under other exceptions as provided for by the Tax Code or regulations. Such distributions remain subject to other applicable restrictions under the Tax Code.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is rolled over to another IRA, Roth IRA, or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception applies. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions from an IRA including the qualified reservist distribution. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:
- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA described above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

Lifetime Required Minimum Distributions (IRA and 403(b) only). To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts while the owner is living. These rules may dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime.   Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Section 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2011, your entire balance must be distributed to the designated beneficiary by December 31, 2016. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding.
Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in such contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages. Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Tax Consequences of Living Benefits and Death Benefits

Living Benefits. Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under a minimum guaranteed withdrawal benefit rider (including the ING LifePay/ING Joint LifePay riders or the ING LifePay Plus/ING Joint LifePay Plus riders), the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under a MGWB rider (including the ING LifePay/ING Joint Life Pay riders or the ING LifePay Plus/ING Joint LifePay Plus riders), or the MGIB rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code section 72(b) for tax purposes.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the ING LifePay Plus or ING Joint LifePay Plus rider are designed to be treated as income phase payments for withholding and tax reporting purposes. A portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designated to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the ING LifePay Plus or ING Joint LifePay Plus rider, causing a pro-rata reduction of the ING LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction of the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract holders, and could affect the amount of required minimum distributions. Additionally, because certain charges may be imposed with respect to some of the available death benefits it is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Please tear off, complete and return the form below to order a free Statement of Additional Information for the contracts offered under the prospectus, free of charge. Address the form to our Customer Service Center; the address is shown on the prospectus cover.

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PLEASE SEND ME:

❑ **A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B.**

❑ **THE MOST RECENT ANNUAL AND/OR QUARTERLY REPORT OF ING USA ANNUITY AND LIFE INSURANCE COMPANY.**

Please Print or Type:

_____
Name

_____
Social Security Number

_____
Street Address

_____
City, State, Zip

05/01/13

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APPENDIX A
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2012, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2012 are not reflected in the following information.

Separate Account Annual Charges of 0.75%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$16.22	$16.81	$14.48	$10.77	$18.94	$16.27	$14.71	$12.70	$11.11	$8.73
Value at end of period	$18.69	$16.22	$16.81	$14.48	$10.77	$18.94	$16.27	$14.71	$12.70	$11.11
Number of accumulation units outstanding at end of period	325,948	378,988	489,750	588,421	687,567	754,188	913,687	599,653	337,248	234,386
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.78	$11.79	$10.34	$8.02	$14.13	$14.06	$11.81	$11.27	$10.21	$7.91
Value at end of period	$13.68	$11.78	$11.79	$10.34	$8.02	$14.13	$14.06	$11.81	$11.27	$10.21
Number of accumulation units outstanding at end of period	100,849	136,056	171,552	237,955	289,513	344,699	382,560	339,023	351,282	321,037
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$18.21	$19.07	$14.98	$11.69	$17.58	$18.15	$15.63	$14.48	$11.79	$8.99
Value at end of period	$21.40	$18.21	$19.07	$14.98	$11.69	$17.58	$18.15	$15.63	$14.48	$11.79
Number of accumulation units outstanding at end of period	26,990	33,464	39,346	57,030	65,436	87,893	115,207	65,724	19,788	11,105
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.74	$18.45	$15.24	$11.32	$15.53	$16.11	$14.06	$13.14	$10.91	$8.11
Value at end of period	$20.48	$17.74	$18.45	$15.24	$11.32	$15.53	$16.11	$14.06	$13.14	$10.91
Number of accumulation units outstanding at end of period	5,792	7,426	8,960	6,584	3,223	3,944	11,558	10,939	12,505	11,451
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.13	$13.10	$12.37	$8.75	$15.33	$12.94	$11.01	$10.14		
Value at end of period	$12.95	$11.13	$13.10	$12.37	$8.75	$15.33	$12.94	$11.01		
Number of accumulation units outstanding at end of period	130,794	163,164	222,511	266,550	323,097	271,710	214,094	64,347		
ING BALANCED PORTFOLIO										
Value at beginning of period	$13.35	$13.67	$12.11	$10.25	$14.41	$13.78	$12.67	$12.27	$11.34	$10.00
Value at end of period	$15.04	$13.35	$13.67	$12.11	$10.25	$14.41	$13.78	$12.67	$12.27	$11.34
Number of accumulation units outstanding at end of period	26,937	38,523	46,496	52,052	54,572	71,174	112,784	103,794	104,648	71,914
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$18.76	$18.49	$14.72	$10.97	$18.82	$17.87	$15.62	$14.66	$11.54	$8.72
Value at end of period	$22.28	$18.76	$18.49	$14.72	$10.97	$18.82	$17.87	$15.62	$14.66	$11.54
Number of accumulation units outstanding at end of period	37,076	41,598	56,814	69,799	79,256	109,066	136,753	86,471	38,600	53,076
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.38	$11.14	$10.64	$10.08						
Value at end of period	$13.07	$12.38	$11.14	$10.64						
Number of accumulation units outstanding at end of period	98,373	105,289	83,885	14,951						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.51	$8.69	$7.71	$5.95	$9.81	$10.03				
Value at end of period	$9.70	$8.51	$8.69	$7.71	$5.95	$9.81				
Number of accumulation units outstanding at end of period	4,286	8,920	10,646	12,233	14,973	15,122				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$9.45	$9.68	$8.60	$6.65	$11.00	$10.38	$10.49			
Value at end of period	$10.74	$9.45	$9.68	$8.60	$6.65	$11.00	$10.38			
Number of accumulation units outstanding at end of period	6,251	6,463	6,685	6,582	7,515	8,339	2,667			

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$15.10	$17.01	$14.51	$9.58	$16.09	$13.64	$12.87	$11.70		
Value at end of period	$16.13	$15.10	$17.01	$14.51	$9.58	$16.09	$13.64	$12.87		
Number of accumulation units outstanding at end of period	12,868	18,853	19,660	15,671	7,915	10,631	11,674	3,984		
ING BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.95	$10.43	$9.91	$8.90	$9.93					
Value at end of period	$11.57	$10.95	$10.43	$9.91	$8.90					
Number of accumulation units outstanding at end of period	95,184	106,191	114,696	126,736	104,979					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.19	$8.72	$7.57	$5.72	$9.90					
Value at end of period	$10.22	$8.19	$8.72	$7.57	$5.72					
Number of accumulation units outstanding at end of period	81,450	96,953	132,218	142,598	160,122					
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$11.12	$11.76	$10.57	$8.09	$13.41	$12.98	$11.48	$11.14	$10.35	$7.41
Value at end of period	$12.39	$11.12	$11.76	$10.57	$8.09	$13.41	$12.98	$11.48	$11.14	$10.35
Number of accumulation units outstanding at end of period	3,600	4,098	5,617	18,048	24,864	22,458	32,878	30,426	40,561	44,075
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$8.68	$9.62	$7.77	$6.42	$6.42					
Value at end of period	$10.16	$8.68	$9.62	$7.77	$6.42					
Number of accumulation units outstanding at end of period	4,221	2,839	2,939	2,923	1,522					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.49	$9.68	$8.81	$6.81	$10.42					
Value at end of period	$10.91	$9.49	$9.68	$8.81	$6.81					
Number of accumulation units outstanding at end of period	39,761	40,454	41,053	43,368	39,491					
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.90	$13.53	$11.80	$9.80	$11.72	$10.87	$10.12	$10.01		
Value at end of period	$14.85	$13.90	$13.53	$11.80	$9.80	$11.72	$10.87	$10.12		
Number of accumulation units outstanding at end of period	140,638	162,288	174,637	210,339	279,774	256,666	158,225	129,252		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$9.73	$11.30	$10.25	$7.15	$11.99	$11.29	$9.76	$9.71	$8.69	$6.85
Value at end of period	$10.52	$9.73	$11.30	$10.25	$7.15	$11.99	$11.29	$9.76	$9.71	$8.69
Number of accumulation units outstanding at end of period	27,509	32,198	36,920	45,639	35,199	52,491	59,105	22,881	31,110	35,846
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.63	$9.99								
Value at end of period	$11.01	$9.63								
Number of accumulation units outstanding at end of period	115,512	125,835								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.88	$15.07	$13.34	$10.33	$16.75	$15.75	$13.95	$13.02	$12.14	$10.00
Value at end of period	$17.05	$14.88	$15.07	$13.34	$10.33	$16.75	$15.75	$13.95	$13.02	$12.14
Number of accumulation units outstanding at end of period	134,881	155,077	219,594	255,790	251,002	145,542	150,140	110,132	93,560	124,019
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.40	$10.51	$9.32	$7.64	$12.29	$11.82	$10.42	$9.99	$9.13	$7.31
Value at end of period	$11.78	$10.40	$10.51	$9.32	$7.64	$12.29	$11.82	$10.42	$9.99	$9.13
Number of accumulation units outstanding at end of period	190,938	229,366	288,640	342,764	441,507	589,242	706,796	699,498	642,836	714,143
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.50	$15.84	$13.12	$10.06	$16.28	$15.58	$14.39	$13.08	$11.32	$8.64
Value at end of period	$18.06	$15.50	$15.84	$13.12	$10.06	$16.28	$15.58	$14.39	$13.08	$11.32
Number of accumulation units outstanding at end of period	94,329	113,984	171,023	203,064	233,142	296,035	390,173	317,559	264,296	258,278

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$15.34	$15.61	$12.84	$10.39	$15.79	$17.01	$15.10	$14.17	$11.73	$8.70
Value at end of period	$17.08	$15.34	$15.61	$12.84	$10.39	$15.79	$17.01	$15.10	$14.17	$11.73
Number of accumulation units outstanding at end of period	59,960	72,275	86,983	98,259	112,142	142,060	190,380	158,913	125,338	128,985
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.94	$14.03	$12.91	$11.69	$12.89	$12.29	$11.93	$11.68	$11.25	$10.00
Value at end of period	$16.18	$14.94	$14.03	$12.91	$11.69	$12.89	$12.29	$11.93	$11.68	$11.25
Number of accumulation units outstanding at end of period	317,834	331,651	336,344	398,903	451,149	423,111	453,380	207,458	102,679	113,933
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.98	$14.94	$13.99	$12.88						
Value at end of period	$15.27	$12.98	$14.94	$13.99						
Number of accumulation units outstanding at end of period	16,079	24,072	27,912	39,192						
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$12.09	$14.32	$14.10	$11.26	$19.67	$17.53	$13.71	$12.67	$10.91	$8.47
Value at end of period	$14.28	$12.09	$14.32	$14.10	$11.26	$19.67	$17.53	$13.71	$12.67	$10.91
Number of accumulation units outstanding at end of period	52,274	62,901	86,396	110,733	132,343	164,410	147,019	92,086	51,621	38,096
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.72	$13.08	$11.45	$8.98	$14.24	$14.68	$12.77	$12.43	$10.73	$8.34
Value at end of period	$14.97	$12.72	$13.08	$11.45	$8.98	$14.24	$14.68	$12.77	$12.43	$10.73
Number of accumulation units outstanding at end of period	18,979	27,320	40,150	54,755	65,309	128,460	166,991	180,683	142,628	89,527
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.73	$12.97	$11.63	$9.55	$12.56	$12.22	$10.93	$10.06		
Value at end of period	$14.25	$12.73	$12.97	$11.63	$9.55	$12.56	$12.22	$10.93		
Number of accumulation units outstanding at end of period	92,133	107,530	137,766	169,379	182,051	230,012	249,753	305,069		
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.81	$13.08	$11.76	$9.68	$12.76	$12.45	$11.16	$10.43	$9.50	$7.54
Value at end of period	$14.30	$12.81	$13.08	$11.76	$9.68	$12.76	$12.45	$11.16	$10.43	$9.50
Number of accumulation units outstanding at end of period	120,800	132,397	165,838	211,728	273,912	356,547	365,656	132,381	10,731	7,594
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.67	$10.69	$8.95	$5.26	$10.39					
Value at end of period	$10.25	$8.67	$10.69	$8.95	$5.26					
Number of accumulation units outstanding at end of period	98,850	101,176	143,020	84,690	43,852					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.38	$18.18	$14.90	$11.95	$17.98	$17.70	$15.31	$14.21	$11.88	$9.20
Value at end of period	$21.89	$18.38	$18.18	$14.90	$11.95	$17.98	$17.70	$15.31	$14.21	$11.88
Number of accumulation units outstanding at end of period	32,476	32,271	43,617	56,417	65,535	84,163	87,571	50,519	19,960	13,543
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$9.64									
Value at end of period	$10.37									
Number of accumulation units outstanding at end of period	166,260									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.41	$15.18	$13.39	$9.47	$13.17	$11.89	$11.34	$11.05		
Value at end of period	$18.02	$15.41	$15.18	$13.39	$9.47	$13.17	$11.89	$11.34		
Number of accumulation units outstanding at end of period	12,140	14,773	13,527	6,599	1,056	1,063	3,613	4,478		
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$19.12	$19.26	$19.41	$19.49	$19.17	$18.40	$17.72	$17.37	$17.34	$17.34
Value at end of period	$18.98	$19.12	$19.26	$19.41	$19.49	$19.17	$18.40	$17.72	$17.37	$17.34
Number of accumulation units outstanding at end of period	57,604	81,828	94,945	162,062	269,683	298,024	153,120	34,025	31,348	23,815

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$30.12	$29.87	$27.40	$23.41	$30.38	$29.43	$26.49	$25.94	$23.52	$20.30
Value at end of period	$33.23	$30.12	$29.87	$27.40	$23.41	$30.38	$29.43	$26.49	$25.94	$23.52
Number of accumulation units outstanding at end of period	25,592	30,741	42,562	57,661	72,737	76,172	104,135	139,054	101,092	66,352
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.35	$9.80	$8.69	$6.59	$10.72					
Value at end of period	$11.64	$10.35	$9.80	$8.69	$6.59					
Number of accumulation units outstanding at end of period	38,336	42,015	42,571	24,148	30,849					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$17.31	$17.58	$13.63	$9.73	$15.75	$12.65	$11.84	$10.83	$9.82	$7.24
Value at end of period	$19.57	$17.31	$17.58	$13.63	$9.73	$15.75	$12.65	$11.84	$10.83	$9.82
Number of accumulation units outstanding at end of period	58,866	59,372	54,180	54,439	56,383	35,218	38,945	34,310	33,260	28,402
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.88	$14.12	$12.26	$8.85	$14.94	$14.12	$12.06	$10.06		
Value at end of period	$15.55	$12.88	$14.12	$12.26	$8.85	$14.94	$14.12	$12.06		
Number of accumulation units outstanding at end of period	44,347	53,124	79,991	107,025	116,365	158,013	231,483	335,304		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$14.74	$16.22	$14.11	$10.20	$17.27	$16.36	$14.02	$12.47	$10.92	$8.35
Value at end of period	$17.76	$14.74	$16.22	$14.11	$10.20	$17.27	$16.36	$14.02	$12.47	$10.92
Number of accumulation units outstanding at end of period	95,189	113,912	135,698	160,556	176,964	200,451	271,980	125,557	11,617	3,128
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.61	$15.06	$13.28	$8.96	$11.65	$11.41	$10.56	$10.20		
Value at end of period	$17.67	$15.61	$15.06	$13.28	$8.96	$11.65	$11.41	$10.56		
Number of accumulation units outstanding at end of period	69,121	77,752	90,231	112,327	113,336	177,314	195,700	67,117		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$21.31	$20.76	$19.42	$17.10	$16.53	$15.28	$14.76	$14.51	$13.94	$13.41
Value at end of period	$23.01	$21.31	$20.76	$19.42	$17.10	$16.53	$15.28	$14.76	$14.51	$13.94
Number of accumulation units outstanding at end of period	64,498	70,590	86,796	115,189	60,562	32,054	18,781	19,134	15,494	22,526
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.82	$15.44	$14.46	$12.94	$13.06	$12.03	$11.65	$11.50	$11.11	$10.75
Value at end of period	$16.94	$15.82	$15.44	$14.46	$12.94	$13.06	$12.03	$11.65	$11.50	$11.11
Number of accumulation units outstanding at end of period	59,673	76,398	111,400	153,921	178,495	130,180	126,334	135,399	102,583	131,991
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.59	$12.23	$10.64	$8.63	$13.33	$12.78	$11.03	$10.74		
Value at end of period	$12.69	$11.59	$12.23	$10.64	$8.63	$13.33	$12.78	$11.03		
Number of accumulation units outstanding at end of period	9,335	19,347	21,714	28,870	30,070	38,535	47,686	40,290		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.63	$12.33	$10.54	$8.48	$12.78	$12.20	$10.94	$10.27		
Value at end of period	$12.82	$11.63	$12.33	$10.54	$8.48	$12.78	$12.20	$10.94		
Number of accumulation units outstanding at end of period	38,935	54,971	73,596	84,778	85,884	103,549	139,643	118,868		
ING RUSSELL[TM] LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.68	$14.23	$12.75	$10.86						
Value at end of period	$16.65	$14.68	$14.23	$12.75						
Number of accumulation units outstanding at end of period	71,337	79,060	85,980	86,925						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$10.13	$10.15	$7.74	$5.97	$9.20	$8.44	$7.57	$7.00	$6.42	$4.67
Value at end of period	$11.55	$10.13	$10.15	$7.74	$5.97	$9.20	$8.44	$7.57	$7.00	$6.42
Number of accumulation units outstanding at end of period	53,719	51,357	38,934	44,210	32,671	27,152	33,355	25,336	16,344	19,261

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$15.82	$16.38	$13.31	$10.54	$15.44	$14.72	$12.78	$11.70	$10.33	$7.56
Value at end of period	$17.94	$15.82	$16.38	$13.31	$10.54	$15.44	$14.72	$12.78	$11.70	$10.33
Number of accumulation units outstanding at end of period	24,670	27,837	38,261	42,897	38,103	37,156	43,693	39,462	48,702	52,291
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.73	$11.90	$10.78	$8.88	$12.23	$11.78	$10.72	$10.51		
Value at end of period	$12.97	$11.73	$11.90	$10.78	$8.88	$12.23	$11.78	$10.72		
Number of accumulation units outstanding at end of period	38,971	42,405	49,976	52,848	50,657	53,038	82,464	3,654		
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.30	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94	$10.61		
Value at end of period	$12.73	$11.30	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94		
Number of accumulation units outstanding at end of period	9,855	34,943	78,104	91,149	76,492	64,247	52,414	4,318		
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.27	$11.90	$10.47	$8.22	$13.14	$12.58	$11.10	$10.75		
Value at end of period	$12.87	$11.27	$11.90	$10.47	$8.22	$13.14	$12.58	$11.10		
Number of accumulation units outstanding at end of period	18,350	6,919	7,842	7,998	7,966	9,762	24,237	1,474		
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.23	$11.92	$10.43	$8.10	$13.56	$12.92	$12.16			
Value at end of period	$12.86	$11.23	$11.92	$10.43	$8.10	$13.56	$12.92			
Number of accumulation units outstanding at end of period	1,855	2,128	2,447	8,777	8,597	8,606	1,606			
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$11.99	$12.04	$11.07	$9.52	$11.50	$11.02	$10.39			
Value at end of period	$13.07	$11.99	$12.04	$11.07	$9.52	$11.50	$11.02			
Number of accumulation units outstanding at end of period	11,635	10,407	12,960	19,233	25,260	52,437	16,951			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$14.81	$14.69	$13.35	$11.42	$15.12	$14.44	$13.45	$13.27		
Value at end of period	$16.46	$14.81	$14.69	$13.35	$11.42	$15.12	$14.44	$13.45		
Number of accumulation units outstanding at end of period	5,205	6,083	10,613	14,295	23,209	28,152	20,424	3,111		
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.33	$15.95	$14.25	$11.49	$18.15	$17.46	$15.58	$14.79		
Value at end of period	$17.46	$15.33	$15.95	$14.25	$11.49	$18.15	$17.46	$15.58		
Number of accumulation units outstanding at end of period	3,524	3,671	4,460	5,210	9,650	10,802	10,153	883		
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$15.07	$15.32	$13.81	$11.46	$16.63	$15.92	$14.48	$14.24		
Value at end of period	$16.96	$15.07	$15.32	$13.81	$11.46	$16.63	$15.92	$14.48		
Number of accumulation units outstanding at end of period	5,834	7,192	7,584	9,881	14,697	16,838	14,341	351		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.16	$10.93	$9.66	$7.30	$10.17					
Value at end of period	$12.68	$11.16	$10.93	$9.66	$7.30					
Number of accumulation units outstanding at end of period	268,848	318,305	340,928	274,001	190,714					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
Value at beginning of period	$13.78	$14.45	$11.36	$7.84	$13.92	$12.41	$11.48	$10.61	$9.85	$6.86
Value at end of period	$15.85	$13.78	$14.45	$11.36	$7.84	$13.92	$12.41	$11.48	$10.61	$9.85
Number of accumulation units outstanding at end of period	35,116	38,795	41,283	53,995	52,948	56,820	74,242	37,655	27,168	32,473

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.50	$11.69	$10.25	$8.26	$12.94	$12.65	$10.70	$10.33		
Value at end of period	$13.38	$11.50	$11.69	$10.25	$8.26	$12.94	$12.65	$10.70		
Number of accumulation units outstanding at end of period	20,173	20,907	25,351	34,506	25,752	38,381	29,680	10,509		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$12.50	$12.77	$11.03	$7.80	$13.62	$12.52	$11.16	$10.62	$9.75	$7.52
Value at end of period	$14.72	$12.50	$12.77	$11.03	$7.80	$13.62	$12.52	$11.16	$10.62	$9.75
Number of accumulation units outstanding at end of period	54,282	64,599	77,791	91,393	107,501	133,890	153,128	174,765	166,665	173,019
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$7.22	$8.30	$7.35	$5.38	$9.01					
Value at end of period	$8.51	$7.22	$8.30	$7.35	$5.38					
Number of accumulation units outstanding at end of period	5,478	5,434	6,839	17,172	14,482					
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.73	$8.88	$8.24	$6.29	$10.21					
Value at end of period	$9.11	$7.73	$8.88	$8.24	$6.29					
Number of accumulation units outstanding at end of period	37,012	39,688	45,925	55,312	51,256					
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.98	$11.29	$10.74	$10.25	$10.02					
Value at end of period	$12.32	$11.98	$11.29	$10.74	$10.25					
Number of accumulation units outstanding at end of period	23,881	42,397	38,596	34,189	13,014					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$10.70	$11.08	$9.88	$7.56	$12.70	$12.68	$11.18	$10.33	$9.08	$7.35
Value at end of period	$12.01	$10.70	$11.08	$9.88	$7.56	$12.70	$12.68	$11.18	$10.33	$9.08
Number of accumulation units outstanding at end of period	12,272	14,243	17,253	17,623	19,728	29,474	33,090	13,249	9,007	7,245
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.91	$8.29	$7.89	$6.12	$9.74					
Value at end of period	$9.03	$7.91	$8.29	$7.89	$6.12					
Number of accumulation units outstanding at end of period	16,236	12,793	25,923	30,957	39,611					
OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND®/VA										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$18.70	$19.30	$15.80	$11.63	$18.90	$19.32	$16.97	$16.32		
Value at end of period	$21.84	$18.70	$19.30	$15.80	$11.63	$18.90	$19.32	$16.97		
Number of accumulation units outstanding at end of period	16,293	21,876	29,817	28,556	26,846	25,199	20,003	2,471		
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$14.22	$12.83	$11.96	$10.18	$11.03	$10.06	$10.05	$10.01		
Value at end of period	$15.35	$14.22	$12.83	$11.96	$10.18	$11.03	$10.06	$10.05		
Number of accumulation units outstanding at end of period	130,921	143,636	192,949	176,124	179,788	64,973	52,652	18,256		
PIONEER EQUITY INCOME VCT PORTFOLIO										
Value at beginning of period	$14.21	$13.53	$11.44	$10.12	$14.66	$14.69	$12.12	$11.58	$10.05	$8.28
Value at end of period	$15.51	$14.21	$13.53	$11.44	$10.12	$14.66	$14.69	$12.12	$11.58	$10.05
Number of accumulation units outstanding at end of period	89,009	99,762	114,858	148,657	216,782	232,135	216,456	134,598	70,739	55,947

Condensed Financial Information (continued)

Separate Account Annual Charges of 0.95%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.88	$16.49	$14.24	$10.61	$18.69	$16.09	$14.57	$12.61	$11.06	$8.71
Value at end of period	$18.26	$15.88	$16.49	$14.24	$10.61	$18.69	$16.09	$14.57	$12.61	$11.06
Number of accumulation units outstanding at end of period	95,973	99,326	109,249	135,870	151,254	173,521	196,871	801,875	551,666	40,201
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70	$11.19	$10.16	$7.89
Value at end of period	$13.37	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70	$11.19	$10.16
Number of accumulation units outstanding at end of period	15,266	15,740	21,686	25,217	25,505	29,443	33,797	537,653	519,515	6,929
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$17.85	$18.72	$14.74	$11.52	$17.37	$17.96	$15.50	$14.39	$11.74	$8.97
Value at end of period	$20.93	$17.85	$18.72	$14.74	$11.52	$17.37	$17.96	$15.50	$14.39	$11.74
Number of accumulation units outstanding at end of period	13,386	14,330	15,105	15,862	16,718	19,781	24,704	12,027	10,156	8,955
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.40	$18.14	$15.00	$11.17	$15.35	$15.96	$13.96	$13.07	$10.87	$8.10
Value at end of period	$20.05	$17.40	$18.14	$15.00	$11.17	$15.35	$15.96	$13.96	$13.07	$10.87
Number of accumulation units outstanding at end of period	9,180	9,354	10,662	2,950	2,690	3,080	3,124	3,737	2,297	864
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.99	$12.95	$12.26	$8.70	$15.26	$12.90	$11.00	$9.76		
Value at end of period	$12.76	$10.99	$12.95	$12.26	$8.70	$15.26	$12.90	$11.00		
Number of accumulation units outstanding at end of period	23,437	28,977	35,706	48,418	51,578	46,621	49,871	543,376		
ING BALANCED PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.12	$13.46	$11.94	$10.14	$14.27	$13.68	$12.60			
Value at end of period	$14.75	$13.12	$13.46	$11.94	$10.14	$14.27	$13.68			
Number of accumulation units outstanding at end of period	1,917	1,918	1,917	6,873	7,381	6,915	6,892			
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$18.39	$18.17	$14.50	$10.83	$18.61	$17.70	$15.51	$14.58	$11.51	$8.70
Value at end of period	$21.80	$18.39	$18.17	$14.50	$10.83	$18.61	$17.70	$15.51	$14.58	$11.51
Number of accumulation units outstanding at end of period	9,031	9,920	11,925	15,558	15,163	25,122	40,577	92,016	11,022	12,488
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.31	$11.10	$10.62	$10.75						
Value at end of period	$12.97	$12.31	$11.10	$10.62						
Number of accumulation units outstanding at end of period	5,027	6,515	9,750	5,961						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$9.36	$9.60	$8.54	$6.62	$10.98	$10.38	$10.49			
Value at end of period	$10.61	$9.36	$9.60	$8.54	$6.62	$10.98	$10.38			
Number of accumulation units outstanding at end of period	3,006	2,989	5,098	5,196	5,213	6,933	3,023			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.90	$16.82	$14.37	$9.51	$16.01	$13.60	$12.85	$11.98		
Value at end of period	$15.88	$14.90	$16.82	$14.37	$9.51	$16.01	$13.60	$12.85		
Number of accumulation units outstanding at end of period	3,376	3,297	3,220	4,788	4,010	4,787	3,893	519		
ING BOND PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$10.86	$10.37	$9.87	$8.89	$9.84					
Value at end of period	$11.45	$10.86	$10.37	$9.87	$8.89					
Number of accumulation units outstanding at end of period	15,802	17,580	18,404	29,743	18,380					

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.13	$8.67	$7.54	$5.71	$8.31					
Value at end of period	$10.12	$8.13	$8.67	$7.54	$5.71					
Number of accumulation units outstanding at end of period	15,337	14,987	14,880	16,547	21,518					
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$10.90	$11.54	$10.40	$7.98	$13.25	$12.85	$11.39	$11.07	$10.31	$7.40
Value at end of period	$12.12	$10.90	$11.54	$10.40	$7.98	$13.25	$12.85	$11.39	$11.07	$10.31
Number of accumulation units outstanding at end of period	4,004	4,004	4,006	6,061	4,426	4,853	5,327	3,442	13	124
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.40	$9.58	$7.74	$6.42	$8.99					
Value at end of period	$10.07	$8.62	$9.58	$7.74	$6.42					
Number of accumulation units outstanding at end of period	880	0	0	8,959	10,043					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$9.41	$9.63	$8.77	$6.61						
Value at end of period	$10.81	$9.41	$9.63	$8.77						
Number of accumulation units outstanding at end of period	1,186	2,673	2,689	3,205						
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.72	$13.38	$11.69	$9.73	$11.65	$10.83	$10.11	$10.01		
Value at end of period	$14.62	$13.72	$13.38	$11.69	$9.73	$11.65	$10.83	$10.11		
Number of accumulation units outstanding at end of period	24,231	29,157	37,912	33,043	45,969	44,914	24,203	13,963		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$9.53	$11.10	$10.08	$7.05	$11.85	$11.18	$9.83			
Value at end of period	$10.29	$9.53	$11.10	$10.08	$7.05	$11.85	$11.18			
Number of accumulation units outstanding at end of period	4,496	4,498	4,546	4,596	5,675	6,625	5,538			
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.61	$9.99								
Value at end of period	$10.96	$9.61								
Number of accumulation units outstanding at end of period	23,741	24,255								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$14.62	$14.84	$13.16	$10.22	$16.59	$15.63	$13.88	$14.06		
Value at end of period	$16.72	$14.62	$14.84	$13.16	$10.22	$16.59	$15.63	$13.88		
Number of accumulation units outstanding at end of period	9,085	11,101	14,247	17,392	13,788	10,818	12,489	9,277		
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.18	$10.32	$9.17	$7.52	$12.13	$11.69	$10.33	$9.92	$9.08	$7.28
Value at end of period	$11.51	$10.18	$10.32	$9.17	$7.52	$12.13	$11.69	$10.33	$9.92	$9.08
Number of accumulation units outstanding at end of period	25,441	26,026	27,045	46,838	48,227	59,345	54,908	450,474	418,924	31,451
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.18	$15.54	$12.90	$9.91	$16.07	$15.41	$14.26	$12.99	$11.27	$8.61
Value at end of period	$17.64	$15.18	$15.54	$12.90	$9.91	$16.07	$15.41	$14.26	$12.99	$11.27
Number of accumulation units outstanding at end of period	17,558	18,324	24,243	35,038	37,692	53,690	67,317	553,807	517,452	32,539
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97	$14.07	$11.67	$8.68
Value at end of period	$16.69	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97	$14.07	$11.67
Number of accumulation units outstanding at end of period	4,699	4,805	5,097	7,266	8,670	13,654	22,702	397,971	336,053	3,911
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.66	$13.79	$12.71	$11.53	$12.75	$12.18	$11.84	$11.62	$11.21	$10.00
Value at end of period	$15.83	$14.66	$13.79	$12.71	$11.53	$12.75	$12.18	$11.84	$11.62	$11.21
Number of accumulation units outstanding at end of period	82,535	85,900	81,977	90,166	83,654	103,753	134,575	147,290	3,636	3,638

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.91	$14.89	$13.96	$12.87						
Value at end of period	$15.16	$12.91	$14.89	$13.96						
Number of accumulation units outstanding at end of period	1,892	1,944	2,333	3,310						
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$11.84	$14.07	$13.87	$11.10	$19.43	$17.35	$13.60	$12.59	$10.86	$8.45
Value at end of period	$13.96	$11.84	$14.07	$13.87	$11.10	$19.43	$17.35	$13.60	$12.59	$10.86
Number of accumulation units outstanding at end of period	14,872	15,748	16,206	17,293	22,384	27,043	32,902	18,570	917	1,154
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.47	$12.86	$11.27	$8.86	$14.08	$14.54	$12.67	$12.36	$10.69	$8.32
Value at end of period	$14.66	$12.47	$12.86	$11.27	$8.86	$14.08	$14.54	$12.67	$12.36	$10.69
Number of accumulation units outstanding at end of period	12,177	12,507	14,585	20,559	23,950	38,905	45,434	238,674	160,272	7,937
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.56	$12.82	$11.52	$9.48	$12.49	$12.18	$10.91	$10.06		
Value at end of period	$14.03	$12.56	$12.82	$11.52	$9.48	$12.49	$12.18	$10.91		
Number of accumulation units outstanding at end of period	3,841	4,112	4,451	7,451	7,451	15,409	21,170	21,519		
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.55	$12.84	$11.57	$9.55	$12.61	$12.33	$11.07	$10.37	$9.83	$9.88
Value at end of period	$13.99	$12.55	$12.84	$11.57	$9.55	$12.61	$12.33	$11.07	$10.37	$9.83
Number of accumulation units outstanding at end of period	30,738	33,237	36,631	46,753	45,620	53,428	56,264	66,380	3,976	0
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.61	$10.63	$8.92	$5.25	$9.95					
Value at end of period	$10.15	$8.61	$10.63	$8.92	$5.25					
Number of accumulation units outstanding at end of period	24,008	28,933	29,609	31,324	18,304					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14	$11.84	$9.19
Value at end of period	$21.42	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14	$11.84
Number of accumulation units outstanding at end of period	21,250	21,703	23,050	23,662	22,483	27,472	34,281	155,270	110,487	1,977
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.86									
Value at end of period	$10.35									
Number of accumulation units outstanding at end of period	32,339									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.20	$15.01	$13.26	$9.40	$13.10	$11.85	$11.33			
Value at end of period	$17.74	$15.20	$15.01	$13.26	$9.40	$13.10	$11.85			
Number of accumulation units outstanding at end of period	3,369	8,467	5,937	6,840	602	711	722			
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$18.26	$18.43	$18.60	$18.72	$18.45	$17.75	$17.12	$16.82	$16.82	$16.86
Value at end of period	$18.09	$18.26	$18.43	$18.60	$18.72	$18.45	$17.75	$17.12	$16.82	$16.82
Number of accumulation units outstanding at end of period	8,171	13,722	11,204	33,940	62,017	64,781	25,110	392,748	298,469	1,754
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$29.09	$28.91	$26.57	$22.75	$29.58	$28.71	$25.90	$25.41	$23.09	$19.96
Value at end of period	$32.03	$29.09	$28.91	$26.57	$22.75	$29.58	$28.71	$25.90	$25.41	$23.09
Number of accumulation units outstanding at end of period	4,936	5,236	5,427	9,220	11,141	19,038	19,950	449,947	288,602	231
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.27	$9.75	$8.66	$6.58	$9.49					
Value at end of period	$11.52	$10.27	$9.75	$8.66	$6.58					
Number of accumulation units outstanding at end of period	13,956	21,549	12,297	1,533	1,534					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$16.96	$17.26	$13.41	$9.60	$15.56	$12.52	$12.19			
Value at end of period	$19.14	$16.96	$17.26	$13.41	$9.60	$15.56	$12.52			
Number of accumulation units outstanding at end of period	5,156	5,212	5,283	11,876	11,131	1,331	409			
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04	$10.06		
Value at end of period	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04		
Number of accumulation units outstanding at end of period	2,973	3,726	6,914	6,986	7,172	8,236	13,180	161,425		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91	$12.40	$10.89	$8.34
Value at end of period	$17.38	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91	$12.40	$10.89
Number of accumulation units outstanding at end of period	26,724	28,808	30,548	36,970	43,121	53,750	67,695	80,754	46,615	1,761
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.40	$14.89	$13.16	$8.89	$11.59	$11.37	$10.54	$10.36		
Value at end of period	$17.40	$15.40	$14.89	$13.16	$8.89	$11.59	$11.37	$10.54		
Number of accumulation units outstanding at end of period	18,808	23,221	29,261	17,364	10,079	19,241	18,123	449,879		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$20.59	$20.09	$18.83	$16.61	$16.09	$14.91	$14.43	$14.22	$13.68	$13.19
Value at end of period	$22.18	$20.59	$20.09	$18.83	$16.61	$16.09	$14.91	$14.43	$14.22	$13.68
Number of accumulation units outstanding at end of period	39,131	29,919	25,845	19,579	16,667	3,208	3,510	677,488	530,901	4,579
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.51	$15.17	$14.24	$12.76	$12.91	$11.91	$11.57	$11.44	$11.07	$10.74
Value at end of period	$16.58	$15.51	$15.17	$14.24	$12.76	$12.91	$11.91	$11.57	$11.44	$11.07
Number of accumulation units outstanding at end of period	9,121	9,168	9,255	18,210	12,404	3,723	3,891	3,981	2,727	3,443
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01	$10.68		
Value at end of period	$12.49	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01		
Number of accumulation units outstanding at end of period	2,151	2,273	2,367	4,056	4,292	4,644	4,976	46,834		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.47	$12.19	$10.44	$8.42	$12.71	$12.16	$10.93	$10.63		
Value at end of period	$12.62	$11.47	$12.19	$10.44	$8.42	$12.71	$12.16	$10.93		
Number of accumulation units outstanding at end of period	15,685	16,408	18,581	21,279	23,770	25,787	26,439	50,406		
ING RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.60	$14.18	$12.73	$10.86						
Value at end of period	$16.52	$14.60	$14.18	$12.73						
Number of accumulation units outstanding at end of period	1,305	1,305	1,894	2,370						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.91	$9.95	$7.61	$5.88	$9.07	$8.34	$7.49	$6.95	$5.82	$4.66
Value at end of period	$11.28	$9.91	$9.95	$7.61	$5.88	$9.07	$8.34	$7.49	$6.95	$5.82
Number of accumulation units outstanding at end of period	7,473	9,514	9,586	10,719	5,247	5,858	6,013	0	94	0
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$15.50	$16.08	$13.09	$10.39	$15.25	$14.57	$12.68	$11.63	$10.29	$7.54
Value at end of period	$17.55	$15.50	$16.08	$13.09	$10.39	$15.25	$14.57	$12.68	$11.63	$10.29
Number of accumulation units outstanding at end of period	7,935	8,411	8,505	14,533	15,959	6,268	6,377	1,625	543	4,207
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$11.57	$11.77	$10.68	$8.81	$12.17	$11.74	$11.00			
Value at end of period	$12.78	$11.57	$11.77	$10.68	$8.81	$12.17	$11.74			
Number of accumulation units outstanding at end of period	2,721	2,846	2,973	3,105	4,065	10,544	7,325			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.15	$11.62	$10.31	$8.27	$12.63	$12.19	$11.63			
Value at end of period	$12.53	$11.15	$11.62	$10.31	$8.27	$12.63	$12.19			
Number of accumulation units outstanding at end of period	0	2,902	2,901	3,398	3,406	6,311	11,103			
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.12	$11.77	$10.37	$8.16	$13.07	$12.54	$11.45			
Value at end of period	$12.67	$11.12	$11.77	$10.37	$8.16	$13.07	$12.54			
Number of accumulation units outstanding at end of period	3,363	22,540	22,693	23,352	23,538	20,767	29,966			
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$11.83	$11.90	$10.97	$9.45	$11.44	$10.98	$10.27			
Value at end of period	$12.87	$11.83	$11.90	$10.97	$9.45	$11.44	$10.98			
Number of accumulation units outstanding at end of period	10,490	4,834	5,068	5,285	5,285	10,639	6,916			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$14.61	$14.53	$13.22	$11.33	$15.04	$14.39	$13.43	$13.28		
Value at end of period	$16.21	$14.61	$14.53	$13.22	$11.33	$15.04	$14.39	$13.43		
Number of accumulation units outstanding at end of period	22,213	16,105	16,346	16,593	17,331	19,112	6,577	4,946		
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$14.87	$15.15	$13.68	$11.37	$16.54	$15.87	$14.46	$14.37		
Value at end of period	$16.70	$14.87	$15.15	$13.68	$11.37	$16.54	$15.87	$14.46		
Number of accumulation units outstanding at end of period	3,081	3,343	3,997	3,955	4,079	985	1,120	1,272		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.08	$10.87	$9.62	$7.29	$10.35					
Value at end of period	$12.56	$11.08	$10.87	$9.62	$7.29					
Number of accumulation units outstanding at end of period	58,933	65,142	64,708	53,435	34,010					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
Value at beginning of period	$13.50	$14.19	$11.18	$7.73	$13.76	$12.29	$11.39	$10.76	$9.81	$6.85
Value at end of period	$15.50	$13.50	$14.19	$11.18	$7.73	$13.76	$12.29	$11.39	$9.81	$9.81
Number of accumulation units outstanding at end of period	6,345	7,329	7,679	9,367	10,562	11,373	15,576	841	0	1,721
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.34	$11.55	$10.15	$8.20	$12.87	$12.61	$10.69	$10.34		
Value at end of period	$13.17	$11.34	$11.55	$10.15	$8.20	$12.87	$12.61	$10.69		
Number of accumulation units outstanding at end of period	8,683	8,902	14,383	15,718	16,030	16,404	17,474	262,026		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$12.25	$12.54	$10.86	$7.69	$13.46	$12.40	$11.07	$10.55	$9.71	$7.51
Value at end of period	$14.40	$12.25	$12.54	$10.86	$7.69	$13.46	$12.40	$11.07	$10.55	$9.71
Number of accumulation units outstanding at end of period	11,347	11,669	11,162	16,647	20,821	22,932	19,402	19,420	23,973	20,178
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$7.38									
Value at end of period	$8.43									
Number of accumulation units outstanding at end of period	426									
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.68	$8.83	$8.21	$6.29	$10.20					
Value at end of period	$9.02	$7.68	$8.83	$8.21	$6.29					
Number of accumulation units outstanding at end of period	1,051	1,050	1,050	1,050	1,050					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.89	$11.22	$10.70	$10.24	$9.92					
Value at end of period	$12.20	$11.89	$11.22	$10.70	$10.24					
Number of accumulation units outstanding at end of period	9,676	19,217	20,949	3,999	3,535					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$10.48	$10.88	$9.72	$7.46	$12.55	$12.55	$11.09	$10.12		
Value at end of period	$11.75	$10.48	$10.88	$9.72	$7.46	$12.55	$12.55	$11.09		
Number of accumulation units outstanding at end of period	0	0	0	0	0	141	4,012	142		
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$7.84	$8.24	$7.86	$6.10	$9.68					
Value at end of period	$8.94	$7.84	$8.24	$7.86	$6.10					
Number of accumulation units outstanding at end of period	10,947	12,612	8,219	8,478	8,488					
OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND®/VA										
Funds were first received in this option during November 2005)										
Value at beginning of period	$18.45	$19.08	$15.65	$11.55	$18.80	$19.25	$16.95	$16.71		
Value at end of period	$21.50	$18.45	$19.08	$15.65	$11.55	$18.80	$19.25	$16.95		
Number of accumulation units outstanding at end of period	597	630	887	3,025	3,029	4,585	5,385	1,918		
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$14.03	$12.68	$11.84	$10.10	$10.97	$10.02	$10.04	$9.98		
Value at end of period	$15.11	$14.03	$12.68	$11.84	$10.10	$10.97	$10.02	$10.04		
Number of accumulation units outstanding at end of period	28,190	30,700	33,527	40,964	50,391	18,399	24,624	7,579		
PIONEER EQUITY INCOME VCT PORTFOLIO										
Value at beginning of period	$13.92	$13.29	$11.25	$9.98	$14.49	$14.55	$12.03	$11.51	$10.01	$8.27
Value at end of period	$15.17	$13.92	$13.29	$11.25	$9.98	$14.49	$14.55	$12.03	$11.51	$10.01
Number of accumulation units outstanding at end of period	13,509	13,935	14,511	29,085	30,144	37,918	36,105	30,986	31,860	27,693

Separate Account Annual Charges of 1.00%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$16.61	$17.26	$14.91	$11.12	$19.59	$16.87	$15.29	$13.24	$11.62	$10.00
Value at end of period	$19.10	$16.61	$17.26	$14.91	$11.12	$19.59	$16.87	$15.29	$13.24	$11.62
Number of accumulation units outstanding at end of period	2,005,422	2,348,849	2,620,333	2,759,642	2,609,647	1,738,553	846,179	385,118	271,256	56,254
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$13.27	$13.31	$11.70	$9.10	$16.08	$16.03	$13.50	$12.92	$11.73	$10.00
Value at end of period	$15.37	$13.27	$13.31	$11.70	$9.10	$16.08	$16.03	$13.50	$12.92	$11.73
Number of accumulation units outstanding at end of period	486,528	538,767	613,588	653,883	622,078	527,371	306,045	189,793	212,082	33,633
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$18.46	$19.38	$15.26	$11.94	$18.00	$18.63	$16.08	$14.94	$12.29	
Value at end of period	$21.64	$18.46	$19.38	$15.26	$11.94	$18.00	$18.63	$16.08	$14.94	
Number of accumulation units outstanding at end of period	256,504	359,396	439,366	472,729	335,195	227,462	82,464	36,876	23,539	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.85	$19.66	$16.27	$12.12	$16.66	$17.34	$15.17	$14.21	$11.83	$10.00
Value at end of period	$21.71	$18.85	$19.66	$16.27	$12.12	$16.66	$17.34	$15.17	$14.21	$11.83
Number of accumulation units outstanding at end of period	59,116	77,473	124,400	109,588	23,647	22,503	19,910	15,825	12,366	1,839

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.95	$12.92	$12.23	$8.68	$15.24	$12.89	$11.00	$10.15		
Value at end of period	$12.71	$10.95	$12.92	$12.23	$8.68	$15.24	$12.89	$11.00		
Number of accumulation units outstanding at end of period	2,049,243	2,290,805	2,510,977	2,576,116	2,416,919	1,464,666	459,465	59,588		
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.75	$13.09	$11.62	$9.87	$13.89	$13.33	$12.28	$11.93	$11.05	$10.00
Value at end of period	$14.33	$12.75	$13.09	$11.62	$9.87	$13.89	$13.33	$12.28	$11.93	$11.05
Number of accumulation units outstanding at end of period	139,208	183,543	207,014	233,545	230,199	191,757	123,350	119,146	136,377	33,289
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$18.30	$18.08	$14.44	$10.79	$18.55	$17.66	$15.48	$14.56	$11.49	$10.00
Value at end of period	$21.68	$18.30	$18.08	$14.44	$10.79	$18.55	$17.66	$15.48	$14.56	$11.49
Number of accumulation units outstanding at end of period	437,586	554,249	630,093	667,438	501,751	341,743	111,461	48,843	37,769	15,936
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.30	$11.09	$10.62	$10.00						
Value at end of period	$12.95	$12.30	$11.09	$10.62						
Number of accumulation units outstanding at end of period	642,934	714,352	564,388	289,877						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.41	$8.61	$7.66	$5.92	$9.80	$10.03				
Value at end of period	$9.56	$8.41	$8.61	$7.66	$5.92	$9.80				
Number of accumulation units outstanding at end of period	1,816	5,754	5,751	5,748	5,753	7,756				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$9.93	$10.19	$9.08	$7.04	$11.68	$11.05	$11.17			
Value at end of period	$11.26	$9.93	$10.19	$9.08	$7.04	$11.68	$11.05			
Number of accumulation units outstanding at end of period	147,295	161,639	139,755	129,476	105,789	73,825	223			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$14.85	$16.77	$14.34	$9.49	$15.98	$13.58	$12.85	$11.72		
Value at end of period	$15.82	$14.85	$16.77	$14.34	$9.49	$15.98	$13.58	$12.85		
Number of accumulation units outstanding at end of period	231,200	264,183	298,014	198,180	95,314	35,920	3,233	495		
ING BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.84	$10.35	$9.86	$8.88	$10.04					
Value at end of period	$11.43	$10.84	$10.35	$9.86	$8.88					
Number of accumulation units outstanding at end of period	1,795,194	2,028,796	2,302,830	2,042,636	797,010					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$9.82	$10.48	$9.12	$6.91	$11.88	$12.94	$11.95			
Value at end of period	$12.22	$9.82	$10.48	$9.12	$6.91	$11.88	$12.94			
Number of accumulation units outstanding at end of period	600,543	750,108	901,399	982,596	743,467	86,261	3,410			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$12.49	$13.23	$11.93	$9.15	$15.21	$14.75	$13.09	$12.72	$11.85	$10.00
Value at end of period	$13.88	$12.49	$13.23	$11.93	$9.15	$15.21	$14.75	$13.09	$12.72	$11.85
Number of accumulation units outstanding at end of period	213,119	224,022	235,957	240,887	218,068	154,471	24,882	24,007	25,625	11,591
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$7.87	$8.75	$7.08	$5.87	$10.42	$10.26				
Value at end of period	$9.20	$7.87	$8.75	$7.08	$5.87	$10.42				
Number of accumulation units outstanding at end of period	229,267	282,215	294,891	258,034	223,236	138,095				

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.48	$8.68	$7.91	$6.13	$9.63	$10.10				
Value at end of period	$9.73	$8.48	$8.68	$7.91	$6.13	$9.63				
Number of accumulation units outstanding at end of period	3,244,923	3,649,352	3,997,735	4,721,292	5,108,651	3,804,095				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.67	$13.34	$11.66	$9.71	$11.64	$10.83	$10.10	$10.01		
Value at end of period	$14.57	$13.67	$13.34	$11.66	$9.71	$11.64	$10.83	$10.10		
Number of accumulation units outstanding at end of period	335,959	364,022	405,010	379,502	462,364	459,240	142,071	111,177		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$12.38	$14.43	$13.11	$9.18	$15.42	$14.56	$12.62	$12.59	$11.29	$10.00
Value at end of period	$13.36	$12.38	$14.43	$13.11	$9.18	$15.42	$14.56	$12.62	$12.59	$11.29
Number of accumulation units outstanding at end of period	124,096	156,129	170,557	132,961	46,149	42,012	10,044	3,259	10,060	7,006
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.60	$9.99								
Value at end of period	$10.95	$9.60								
Number of accumulation units outstanding at end of period	1,861,059	2,034,219								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.88	$14.09	$12.51	$9.72	$15.78	$14.88	$13.22	$12.37	$11.55	$10.00
Value at end of period	$15.87	$13.88	$14.09	$12.51	$9.72	$15.78	$14.88	$13.22	$12.37	$11.55
Number of accumulation units outstanding at end of period	312,675	356,066	321,508	319,763	292,483	220,031	113,210	40,801	36,511	11,076
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$12.83	$13.00	$11.56	$9.49	$15.31	$14.76	$13.05	$12.53	$11.48	$10.00
Value at end of period	$14.49	$12.83	$13.00	$11.56	$9.49	$15.31	$14.76	$13.05	$12.53	$11.48
Number of accumulation units outstanding at end of period	236,018	250,633	295,031	326,723	347,967	334,862	264,313	190,007	176,155	82,960
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.93	$16.32	$13.56	$10.42	$16.90	$16.21	$15.01	$13.68	$11.87	$10.00
Value at end of period	$18.51	$15.93	$16.32	$13.56	$10.42	$16.90	$16.21	$15.01	$13.68	$11.87
Number of accumulation units outstanding at end of period	326,344	362,547	402,584	469,864	451,301	383,276	284,157	182,262	167,574	34,454
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$15.37	$15.68	$12.93	$10.49	$15.97	$17.26	$15.36	$14.45	$11.99	$10.00
Value at end of period	$17.07	$15.37	$15.68	$12.93	$10.49	$15.97	$17.26	$15.36	$14.45	$11.99
Number of accumulation units outstanding at end of period	149,345	161,576	182,934	215,411	211,659	225,294	164,081	116,762	102,531	23,838
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.48	$12.69	$11.70	$10.62	$11.75	$11.23	$10.93	$10.72	$10.36	$10.00
Value at end of period	$14.56	$13.48	$12.69	$11.70	$10.62	$11.75	$11.23	$10.93	$10.72	$10.36
Number of accumulation units outstanding at end of period	4,153,615	4,343,512	4,485,423	4,474,848	4,087,996	3,097,195	816,196	196,383	115,446	12,127
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$7.09	$8.18	$7.68	$6.08	$7.59					
Value at end of period	$8.32	$7.09	$8.18	$7.68	$6.08					
Number of accumulation units outstanding at end of period	173,655	216,468	250,707	292,920	1,172					
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$13.09	$15.55	$15.35	$12.29	$21.52	$19.23	$15.08	$13.97	$12.05	$10.00
Value at end of period	$15.43	$13.09	$15.55	$15.35	$12.29	$21.52	$19.23	$15.08	$13.97	$12.05
Number of accumulation units outstanding at end of period	239,146	281,511	336,066	396,578	407,630	308,600	121,448	64,182	33,591	8,311
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$13.45	$13.88	$12.18	$9.57	$15.22	$15.73	$13.71	$13.39	$11.58	$10.00
Value at end of period	$15.80	$13.45	$13.88	$12.18	$9.57	$15.22	$15.73	$13.71	$13.39	$11.58
Number of accumulation units outstanding at end of period	186,569	204,360	245,969	265,010	277,870	299,163	221,441	186,953	159,722	68,495

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.52	$12.78	$11.49	$9.46	$12.48	$12.17	$10.91	$10.06		
Value at end of period	$13.98	$12.52	$12.78	$11.49	$9.46	$12.48	$12.17	$10.91		
Number of accumulation units outstanding at end of period	5,627	5,755	9,798	11,061	16,203	20,963	29,556	33,096		
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.16	$15.52	$13.99	$11.55	$15.26	$14.92	$13.41	$12.57	$11.48	$10.00
Value at end of period	$16.88	$15.16	$15.52	$13.99	$11.55	$15.26	$14.92	$13.41	$12.57	$11.48
Number of accumulation units outstanding at end of period	478,310	513,414	584,506	675,826	736,747	729,065	340,065	78,983	7,449	758
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.35	$17.21	$14.14	$11.37	$17.15	$16.92	$14.67	$13.66	$11.44	$10.00
Value at end of period	$20.61	$17.35	$17.21	$14.14	$11.37	$17.15	$16.92	$14.67	$13.66	$11.44
Number of accumulation units outstanding at end of period	213,924	231,352	236,989	237,314	216,162	186,009	76,899	20,517	12,422	1,331
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$10.32									
Value at end of period	$10.35									
Number of accumulation units outstanding at end of period	3,302,668									
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$10.79	$10.90	$11.01	$11.09	$10.93	$10.52	$10.15	$9.98	$9.99	$10.00
Value at end of period	$10.69	$10.79	$10.90	$11.01	$11.09	$10.93	$10.52	$10.15	$9.98	$9.99
Number of accumulation units outstanding at end of period	1,214,498	2,007,621	1,249,425	1,800,379	2,579,107	2,670,718	364,855	334,813	407,476	33,869
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$13.70	$13.63	$12.53	$10.73	$13.96	$13.56	$12.24	$12.01	$10.92	$10.00
Value at end of period	$15.08	$13.70	$13.63	$12.53	$10.73	$13.96	$13.56	$12.24	$12.01	$10.92
Number of accumulation units outstanding at end of period	198,528	225,137	269,977	360,427	370,388	362,569	191,421	268,091	284,682	60,823
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$14.97	$14.21	$12.63	$9.61	$15.57	$12.35	$11.06			
Value at end of period	$16.79	$14.97	$14.21	$12.63	$9.61	$15.57	$12.35			
Number of accumulation units outstanding at end of period	381,590	391,287	387,029	318,951	214,448	49,615	4,404			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$20.14	$20.50	$15.94	$11.41	$18.51	$14.90	$13.99	$12.83	$11.66	$10.00
Value at end of period	$22.71	$20.14	$20.50	$15.94	$11.41	$18.51	$14.90	$13.99	$12.83	$11.66
Number of accumulation units outstanding at end of period	368,212	376,891	365,999	346,672	258,709	46,761	8,988	5,663	8,666	121
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.66	$13.92	$12.11	$8.77	$14.84	$14.06	$12.04	$10.06		
Value at end of period	$15.25	$12.66	$13.92	$12.11	$8.77	$14.84	$14.06	$12.04		
Number of accumulation units outstanding at end of period	60,509	69,609	81,198	90,724	112,910	138,312	191,418	268,702		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$15.74	$17.35	$15.14	$10.97	$18.62	$17.69	$15.19	$13.54	$12.42	
Value at end of period	$18.90	$15.74	$17.35	$15.14	$10.97	$18.62	$17.69	$15.19	$13.54	
Number of accumulation units outstanding at end of period	456,740	503,382	571,916	612,788	528,888	450,324	189,911	39,128	2,676	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$15.35	$14.85	$13.13	$8.88	$11.57	$11.36	$10.54	$10.44		
Value at end of period	$17.33	$15.35	$14.85	$13.13	$8.88	$11.57	$11.36	$10.54		
Number of accumulation units outstanding at end of period	307,408	304,544	320,099	272,773	217,608	241,186	68,484	72,101		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$15.39	$15.03	$14.09	$12.44	$12.06	$11.18	$10.82	$10.67	$10.41	$10.00
Value at end of period	$16.57	$15.39	$15.03	$14.09	$12.44	$12.06	$11.18	$10.82	$10.67	$10.41
Number of accumulation units outstanding at end of period	1,760,630	1,698,993	1,843,479	1,711,393	1,348,558	803,489	31,839	78,592	89,251	1,063

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$14.28	$13.97	$13.12	$11.76	$11.91	$10.99	$10.68	$10.56	$10.23	$10.00
Value at end of period	$15.25	$14.28	$13.97	$13.12	$11.76	$11.91	$10.99	$10.68	$10.56	$10.23
Number of accumulation units outstanding at end of period	213,481	263,141	340,471	425,758	405,275	187,300	74,753	57,541	48,780	8,451
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.40	$12.06	$10.51	$8.55	$13.24	$12.73	$11.01	$10.68		
Value at end of period	$12.44	$11.40	$12.06	$10.51	$8.55	$13.24	$12.73	$11.01		
Number of accumulation units outstanding at end of period	122,908	144,777	149,175	144,666	143,995	81,210	42,725	9,665		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.44	$12.16	$10.41	$8.41	$12.69	$12.15	$10.93	$10.34		
Value at end of period	$12.57	$11.44	$12.16	$10.41	$8.41	$12.69	$12.15	$10.93		
Number of accumulation units outstanding at end of period	457,220	625,071	816,382	861,689	574,694	439,052	116,331	349,935		
ING RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.58	$14.17	$12.73	$10.51						
Value at end of period	$16.49	$14.58	$14.17	$12.73						
Number of accumulation units outstanding at end of period	49,697	47,402	26,669	27,987						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$18.60	$18.69	$14.29	$11.04	$17.06	$15.69	$14.11	$13.09	$12.02	$10.00
Value at end of period	$21.16	$18.60	$18.69	$14.29	$11.04	$17.06	$15.69	$14.11	$13.09	$12.02
Number of accumulation units outstanding at end of period	123,006	106,737	101,201	78,619	68,492	17,518	5,922	11,873	15,225	12,567
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$17.77	$18.44	$15.02	$11.93	$17.52	$16.75	$14.57	$13.37	$11.84	$10.00
Value at end of period	$20.10	$17.77	$18.44	$15.02	$11.93	$17.52	$16.75	$14.57	$13.37	$11.84
Number of accumulation units outstanding at end of period	218,416	260,992	328,705	340,079	211,209	69,019	48,264	29,546	28,245	11,108
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.53	$11.73	$10.65	$8.80	$12.15	$11.73	$10.70	$10.37		
Value at end of period	$12.73	$11.53	$11.73	$10.65	$8.80	$12.15	$11.73	$10.70		
Number of accumulation units outstanding at end of period	878,158	940,655	1,092,797	1,144,940	955,851	474,713	95,392	14,962		
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$11.12	$11.59	$10.29	$8.26	$12.62	$12.18	$11.18			
Value at end of period	$12.48	$11.12	$11.59	$10.29	$8.26	$12.62	$12.18			
Number of accumulation units outstanding at end of period	1,086,668	1,202,542	1,245,609	1,275,367	830,584	311,792	115,424			
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.08	$11.73	$10.35	$8.14	$13.06	$12.52	$11.08	$10.66		
Value at end of period	$12.62	$11.08	$11.73	$10.35	$8.14	$13.06	$12.52	$11.08		
Number of accumulation units outstanding at end of period	552,803	621,340	666,590	754,227	703,014	412,432	63,845	272		
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$11.04	$11.75	$10.31	$8.02	$13.47	$12.86	$11.29	$10.96		
Value at end of period	$12.62	$11.04	$11.75	$10.31	$8.02	$13.47	$12.86	$11.29		
Number of accumulation units outstanding at end of period	39,569	37,702	40,336	57,858	61,882	40,722	4,265	429		
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$11.79	$11.87	$10.94	$9.43	$11.43	$10.97	$10.45			
Value at end of period	$12.82	$11.79	$11.87	$10.94	$9.43	$11.43	$10.97			
Number of accumulation units outstanding at end of period	351,006	394,047	431,431	432,936	375,155	245,892	14,781			

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$14.56	$14.48	$13.19	$11.31	$15.02	$14.38	$13.43	$13.29		
Value at end of period	$16.15	$14.56	$14.48	$13.19	$11.31	$15.02	$14.38	$13.43		
Number of accumulation units outstanding at end of period	58,419	54,811	61,125	59,209	51,178	35,099	10,595	727		
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$15.08	$15.73	$14.08	$11.39	$18.03	$17.38	$15.55	$15.13		
Value at end of period	$17.12	$15.08	$15.73	$14.08	$11.39	$18.03	$17.38	$15.55		
Number of accumulation units outstanding at end of period	6,532	6,971	11,824	14,007	13,948	9,397	2,534	639		
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.82	$15.10	$13.65	$11.35	$16.52	$15.86	$14.46			
Value at end of period	$16.64	$14.82	$15.10	$13.65	$11.35	$16.52	$15.86			
Number of accumulation units outstanding at end of period	38,427	39,851	23,867	14,951	15,514	19,320	13,646			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$12.60	$12.37	$10.96	$8.31	$11.57	$11.20	$10.49			
Value at end of period	$14.28	$12.60	$12.37	$10.96	$8.31	$11.57	$11.20			
Number of accumulation units outstanding at end of period	3,555,956	3,553,892	4,367,788	3,320,291	1,531,768	307,430	6,495			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
Value at beginning of period	$16.50	$17.34	$13.67	$9.46	$16.84	$15.06	$13.96	$12.94	$12.04	$10.00
Value at end of period	$18.93	$16.50	$17.34	$13.67	$9.46	$16.84	$15.06	$13.96	$12.94	$12.04
Number of accumulation units outstanding at end of period	283,336	389,030	495,278	468,960	183,107	83,768	38,635	17,356	17,517	17,688
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.31	$11.52	$10.12	$8.18	$12.85	$12.60	$10.68	$10.24		
Value at end of period	$13.12	$11.31	$11.52	$10.12	$8.18	$12.85	$12.60	$10.68		
Number of accumulation units outstanding at end of period	527,173	549,501	581,466	539,839	426,558	275,482	67,732	1,282,187		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.47	$14.81	$12.83	$9.09	$15.93	$14.68	$13.12	$12.51	$11.51	$10.00
Value at end of period	$16.99	$14.47	$14.81	$12.83	$9.09	$15.93	$14.68	$13.12	$12.51	$11.51
Number of accumulation units outstanding at end of period	230,718	232,113	278,074	258,179	243,928	191,979	96,215	54,334	43,509	23,821
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$9.65	$11.12	$9.87	$7.24	$14.49	$12.25				
Value at end of period	$11.34	$9.65	$11.12	$9.87	$7.24	$14.49				
Number of accumulation units outstanding at end of period	140,196	142,426	154,658	152,028	145,334	50,962				
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$9.78	$11.25	$10.46	$8.02	$13.64	$11.95	$11.12			
Value at end of period	$11.48	$9.78	$11.25	$10.46	$8.02	$13.64	$11.95			
Number of accumulation units outstanding at end of period	395,849	271,008	292,470	293,112	261,242	77,246	407			
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.87	$11.21	$10.69	$10.23	$10.05					
Value at end of period	$12.17	$11.87	$11.21	$10.69	$10.23					
Number of accumulation units outstanding at end of period	414,766	553,441	646,868	608,436	174,461					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$12.98	$13.48	$12.05	$9.25	$15.57	$15.59	$13.77	$12.76	$11.25	$10.00
Value at end of period	$14.54	$12.98	$13.48	$12.05	$9.25	$15.57	$15.59	$13.77	$12.76	$11.25
Number of accumulation units outstanding at end of period	41,413	42,402	49,379	48,370	50,963	47,206	20,921	5,459	2,607	376

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.83	$8.23	$7.85	$6.10	$10.15					
Value at end of period	$8.92	$7.83	$8.23	$7.85	$6.10					
Number of accumulation units outstanding at end of period	73,992	73,413	98,832	80,700	46,058					
OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND®/VA										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$18.39	$19.03	$15.62	$11.52	$18.78	$19.24	$16.95	$16.21		
Value at end of period	$21.42	$18.39	$19.03	$15.62	$11.52	$18.78	$19.24	$16.95		
Number of accumulation units outstanding at end of period	39,595	43,815	53,714	57,892	34,471	33,785	14,877	825		
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$13.98	$12.65	$11.82	$10.08	$10.96	$10.01	$10.03	$9.89		
Value at end of period	$15.05	$13.98	$12.65	$11.82	$10.08	$10.96	$10.01	$10.03		
Number of accumulation units outstanding at end of period	597,363	537,725	597,812	570,017	403,614	106,006	33,775	4,131		
PIONEER EQUITY INCOME VCT PORTFOLIO										
Value at beginning of period	$15.72	$15.01	$12.72	$11.28	$16.39	$16.47	$13.62	$13.04	$11.35	$10.00
Value at end of period	$17.11	$15.72	$15.01	$12.72	$11.28	$16.39	$16.47	$13.62	$13.04	$11.35
Number of accumulation units outstanding at end of period	494,553	602,274	677,938	751,360	713,197	522,403	187,682	59,289	11,729	2,083

Separate Account Annual Charges of 1.10%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.63	$16.25	$14.05	$10.49	$18.51	$15.96	$14.48	$12.55	$11.02	$8.69
Value at end of period	$17.95	$15.63	$16.25	$14.05	$10.49	$18.51	$15.96	$14.48	$12.55	$11.02
Number of accumulation units outstanding at end of period	55,129	63,841	69,449	78,836	86,121	110,156	121,820	31,128	8,167	9,123
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.35	$11.40	$10.03	$7.81	$13.81	$13.79	$11.62	$11.13	$10.12	$7.87
Value at end of period	$13.14	$11.35	$11.40	$10.03	$7.81	$13.81	$13.79	$11.62	$11.13	$10.12
Number of accumulation units outstanding at end of period	28,618	30,924	32,281	36,955	32,253	37,783	36,354	23,542	3,418	3,417
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$17.58	$18.47	$14.56	$11.40	$17.21	$17.83	$15.41	$15.27		
Value at end of period	$20.58	$17.58	$18.47	$14.56	$11.40	$17.21	$17.83	$15.41		
Number of accumulation units outstanding at end of period	5,963	6,073	6,718	7,079	8,901	11,590	12,150	11,321		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$17.14	$17.90	$14.83	$10.23						
Value at end of period	$19.73	$17.14	$17.90	$14.83						
Number of accumulation units outstanding at end of period	451	471	492	426						
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$16.15	$19.07	$18.07	$12.84	$22.56	$19.10	$16.32	$15.62		
Value at end of period	$18.72	$16.15	$19.07	$18.07	$12.84	$22.56	$19.10	$16.32		
Number of accumulation units outstanding at end of period	7,552	9,284	10,978	10,872	12,963	13,046	13,379	824		
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.95	$13.31	$11.82	$10.05	$14.17	$13.61	$12.55	$12.20	$11.31	$10.00
Value at end of period	$14.54	$12.95	$13.31	$11.82	$10.05	$14.17	$13.61	$12.55	$12.20	$11.31
Number of accumulation units outstanding at end of period	12,454	12,509	13,082	14,741	13,190	15,208	17,742	13,357	1,296	1,273
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$18.13	$17.93	$14.33	$10.72	$18.45	$17.58	$15.42	$14.53	$11.48	$8.70
Value at end of period	$21.45	$18.13	$17.93	$14.33	$10.72	$18.45	$17.58	$15.42	$14.53	$11.48
Number of accumulation units outstanding at end of period	4,896	5,084	3,970	4,932	5,406	7,298	12,438	7,212	463	501

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$12.26	$11.07	$10.96							
Value at end of period	$12.90	$12.26	$11.07							
Number of accumulation units outstanding at end of period	3,035	3,054	1,570							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$9.28	$9.54	$8.50	$6.60	$10.96	$10.38	$10.49			
Value at end of period	$10.51	$9.28	$9.54	$8.50	$6.60	$10.96	$10.38			
Number of accumulation units outstanding at end of period	10,864	10,889	11,314	11,291	11,417	11,316	1,732			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$14.75	$16.67	$14.27	$9.45	$15.94	$13.56	$12.84	$12.73		
Value at end of period	$15.70	$14.75	$16.67	$14.27	$9.45	$15.94	$13.56	$12.84		
Number of accumulation units outstanding at end of period	2,613	10,911	11,262	11,430	10,112	10,654	12,983	447		
ING BOND PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.79	$10.32	$9.84	$8.87	$9.69					
Value at end of period	$11.37	$10.79	$10.32	$9.84	$8.87					
Number of accumulation units outstanding at end of period	54,576	18,566	18,705	22,000	21,168					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.09	$8.63	$7.52	$5.70	$8.30					
Value at end of period	$10.05	$8.09	$8.63	$7.52	$5.70					
Number of accumulation units outstanding at end of period	2,562	2,707	3,857	3,467	6,800					
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.74	$11.39	$7.52	$5.70	$8.30					
Value at end of period	$11.92	$10.74	$11.39	$7.52	$5.70					
Number of accumulation units outstanding at end of period	0	0	0	3,467	6,800					
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.58	$13.26	$11.61	$9.67	$11.61	$10.81	$10.10	$10.01		
Value at end of period	$14.46	$13.58	$13.26	$11.61	$9.67	$11.61	$10.81	$10.10		
Number of accumulation units outstanding at end of period	5,690	5,912	6,317	7,385	7,112	8,147	9,614	5,235		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$9.39	$10.95	$9.96	$6.98	$11.74	$11.09	$9.77			
Value at end of period	$10.12	$9.39	$10.95	$9.96	$6.98	$11.74	$11.09			
Number of accumulation units outstanding at end of period	0	1,751	1,812	3,949	3,946	4,078	4,200			
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.60	$9.99								
Value at end of period	$10.93	$9.60								
Number of accumulation units outstanding at end of period	36,783	52,058								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.43	$14.66	$13.03	$10.13	$16.47	$15.55	$13.82			
Value at end of period	$16.48	$14.43	$14.66	$13.03	$10.13	$16.47	$15.55			
Number of accumulation units outstanding at end of period	9,616	13,071	13,463	12,341	12,283	13,618	14,396			
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.02	$10.17	$9.05	$7.44	$12.01	$11.59	$10.26	$9.86	$9.05	$7.27
Value at end of period	$11.31	$10.02	$10.17	$9.05	$7.44	$12.01	$11.59	$10.26	$9.86	$9.05
Number of accumulation units outstanding at end of period	11,727	14,259	16,528	17,194	16,874	17,231	16,698	2,654	2,520	10,670

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.94	$15.32	$12.74	$9.80	$15.91	$15.28	$14.16	$12.92	$11.23	$8.59
Value at end of period	$17.34	$14.94	$15.32	$12.74	$9.80	$15.91	$15.28	$14.16	$12.92	$11.23
Number of accumulation units outstanding at end of period	3,938	4,105	6,072	9,314	9,834	13,262	17,014	7,027	2,520	1,568
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$14.79	$15.10	$12.47	$10.12	$15.43	$16.69	$14.87	$14.05	$11.63	$8.66
Value at end of period	$16.40	$14.79	$15.10	$12.47	$10.12	$15.43	$16.69	$14.87	$12.24	$11.63
Number of accumulation units outstanding at end of period	641	668	2,102	3,877	4,556	4,701	5,994	836	0	542
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$14.44	$13.61	$12.57	$11.42	$12.64	$12.09	$11.78	$11.57	$11.53	
Value at end of period	$15.58	$14.44	$13.61	$12.57	$11.42	$12.64	$12.09	$11.78	$11.57	
Number of accumulation units outstanding at end of period	16,671	17,788	20,839	24,096	27,344	43,725	38,570	4,476	925	
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.86	$14.85	$13.95	$12.86						
Value at end of period	$15.07	$12.86	$14.85	$13.95						
Number of accumulation units outstanding at end of period	4,178	4,185	4,253	4,336						
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$11.67	$13.88	$13.71	$10.99	$19.26	$17.22	$13.52	$12.53	$11.81	
Value at end of period	$13.73	$11.67	$13.88	$13.71	$10.99	$19.26	$17.22	$13.52	$12.53	
Number of accumulation units outstanding at end of period	9,563	9,760	10,000	12,494	12,551	18,517	19,176	2,353	568	
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$12.29	$12.69	$11.14	$8.77	$13.96	$14.44	$12.60	$12.31	$11.27	
Value at end of period	$14.42	$12.29	$12.69	$11.14	$8.77	$13.96	$14.44	$12.60	$12.31	
Number of accumulation units outstanding at end of period	16,833	13,439	14,784	16,919	16,939	21,660	24,727	4,552	1,637	
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.43	$12.71	$11.44	$9.43	$12.44	$12.15	$10.90	$10.06		
Value at end of period	$13.87	$12.43	$12.71	$11.44	$9.43	$12.44	$12.15	$10.90		
Number of accumulation units outstanding at end of period	4,782	4,784	4,782	5,416	5,414	5,416	5,415	5,416		
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$12.36	$12.67	$11.43	$9.45	$12.50	$12.23	$11.00	$10.74		
Value at end of period	$13.76	$12.36	$12.67	$11.43	$9.45	$12.50	$12.23	$11.00		
Number of accumulation units outstanding at end of period	32,150	31,974	32,768	35,837	38,897	48,789	57,352	34,481		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.56	$10.59	$8.90	$5.24	$10.11					
Value at end of period	$10.08	$8.56	$10.59	$8.90	$5.24					
Number of accumulation units outstanding at end of period	8,980	9,928	10,170	8,445	5,814					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$17.76	$17.64	$14.50	$11.67	$17.62	$17.41	$15.11	$15.09		
Value at end of period	$21.08	$17.76	$17.64	$14.50	$11.67	$17.62	$17.41	$15.11		
Number of accumulation units outstanding at end of period	4,600	4,807	5,150	5,798	5,840	10,630	9,961	3,129		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.85									
Value at end of period	$10.34									
Number of accumulation units outstanding at end of period	41,775									

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$15.05	$14.88	$13.17	$9.35	$13.05	$11.82	$11.32	$11.51		
Value at end of period	$17.53	$15.05	$14.88	$13.17	$9.35	$13.05	$11.82	$11.32		
Number of accumulation units outstanding at end of period	4,451	4,518	1,250	1,246	279	323	343	317		
ING LIQUID ASSETS PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$17.64	$17.83	$18.02	$18.17	$17.93	$17.28	$16.69	$16.50		
Value at end of period	$17.44	$17.64	$17.83	$18.02	$18.17	$17.93	$17.28	$16.69		
Number of accumulation units outstanding at end of period	1,677	1,798	2,206	21,106	20,586	19,582	12,197	1,000		
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$28.34	$28.21	$25.96	$22.27	$28.99	$28.19	$25.46	$25.02	$22.77	$19.72
Value at end of period	$31.16	$28.34	$28.21	$25.96	$22.27	$28.99	$28.19	$25.46	$25.02	$22.77
Number of accumulation units outstanding at end of period	6,982	15,435	16,336	19,345	19,745	21,039	23,098	12,268	4,413	3,200
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.21	$10.20								
Value at end of period	$11.44	$10.21								
Number of accumulation units outstanding at end of period	1,240	1,244								
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$16.71	$17.03	$13.25	$9.50	$15.42	$12.43	$12.95			
Value at end of period	$18.82	$16.71	$17.03	$13.25	$9.50	$15.42	$12.43			
Number of accumulation units outstanding at end of period	349	1,006	1,024	1,042	1,409	1,213	1,179			
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.57	$13.84	$12.06	$8.73	$14.79	$14.04	$12.03	$10.06		
Value at end of period	$15.13	$12.57	$13.84	$12.06	$8.73	$14.79	$14.04	$12.03		
Number of accumulation units outstanding at end of period	0	0	0	1,260	1,261	1,261	4,171	6,672		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$14.25	$15.73	$13.73	$9.96	$16.93	$16.09	$13.84	$12.23		
Value at end of period	$17.10	$14.25	$15.73	$13.73	$9.96	$16.93	$16.09	$13.84		
Number of accumulation units outstanding at end of period	20,617	22,131	23,624	26,385	29,436	38,005	49,555	25,663		
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during November 2005										
Value at beginning of period	$15.25	$14.76	$13.07	$8.84	$11.54	$11.35	$10.53	$10.40		
Value at end of period	$17.19	$15.25	$14.76	$13.07	$8.84	$11.54	$11.35	$10.53		
Number of accumulation units outstanding at end of period	10,080	11,879	13,829	14,907	15,574	17,386	15,686	1,439		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$20.06	$19.60	$18.40	$16.26	$15.78	$14.64	$14.20			
Value at end of period	$21.57	$20.06	$19.60	$18.40	$16.26	$15.78	$14.64			
Number of accumulation units outstanding at end of period	2,727	3,783	4,531	5,041	2,755	1,735	1,799			
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.29	$14.97	$14.07	$12.64	$12.80	$11.83	$11.50	$11.39	$11.04	$10.73
Value at end of period	$16.31	$15.29	$14.97	$14.07	$12.64	$12.80	$11.83	$11.50	$11.39	$11.04
Number of accumulation units outstanding at end of period	3,079	3,243	3,612	4,159	4,649	5,609	5,380	2,507	1,151	1,151
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.36	$12.09	$10.36	$8.37	$12.66	$12.13	$10.92	$10.86		
Value at end of period	$12.47	$11.36	$12.09	$10.36	$8.37	$12.66	$12.13	$10.92		
Number of accumulation units outstanding at end of period	9,329	9,402	9,511	10,701	12,720	18,770	17,805	17,745		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.54	$14.15	$12.72	$10.85						
Value at end of period	$16.43	$14.54	$14.15	$12.72						
Number of accumulation units outstanding at end of period	522	529	561	880						
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$15.27	$15.87	$12.94	$10.28	$15.12	$14.46	$12.60	$11.58	$10.26	$7.53
Value at end of period	$17.26	$15.27	$15.87	$12.94	$10.28	$15.12	$14.46	$12.60	$11.58	$10.26
Number of accumulation units outstanding at end of period	0	1,176	1,217	3,108	3,638	3,743	3,843	2,162	2,964	3,101
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.45	$11.67	$10.60	$8.76	$12.12	$11.71	$10.69	$10.39		
Value at end of period	$12.63	$11.45	$11.67	$10.60	$8.76	$12.12	$11.71	$10.69		
Number of accumulation units outstanding at end of period	28,258	27,944	29,551	29,921	26,283	36,351	36,516	15,279		
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$11.04	$11.52	$10.24	$8.23	$12.58	$12.16	$11.16			
Value at end of period	$12.39	$11.04	$11.52	$10.24	$8.23	$12.58	$12.16			
Number of accumulation units outstanding at end of period	0	0	825	822	844	877	888			
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$10.96	$11.69	$10.26	$7.99	$-13.44	$12.84	$12.00			
Value at end of period	$12.52	$10.96	$11.69	$10.26	$-7.99	$13.44	$12.84			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	10,191			
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.71	$11.80	$10.89	$9.39	$11.40	$11.53				
Value at end of period	$12.72	$11.71	$11.80	$10.89	$9.39	$11.40				
Number of accumulation units outstanding at end of period	0	0	0	0	2,798	2,796				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.46	$14.40	$13.13	$11.27	$14.98	$15.09				
Value at end of period	$16.02	$14.46	$14.40	$13.13	$11.27	$14.98				
Number of accumulation units outstanding at end of period	0	0	0	0	2,137	2,137				
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$14.98	$15.64	$14.02	$11.35	$17.98	$17.35	$15.54	$15.61		
Value at end of period	$16.99	$14.98	$15.64	$14.02	$11.35	$17.98	$17.35	$15.54		
Number of accumulation units outstanding at end of period	0	0	608	601	612	932	946	322		
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.72	$15.02	$13.59	$11.31	$16.48	$15.83	$14.45	$13.88		
Value at end of period	$16.51	$14.72	$15.02	$13.59	$11.31	$16.48	$15.83	$14.45		
Number of accumulation units outstanding at end of period	2,751	2,772	2,866	2,897	2,832	3,724	5,714	2,644		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.02	$10.83	$9.60	$7.28	$9.70					
Value at end of period	$12.47	$11.02	$10.83	$9.60	$7.28					
Number of accumulation units outstanding at end of period	19,235	21,042	22,825	8,710	1,665					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$13.30	$13.99	$11.04	$7.65	$13.63	$12.20	$11.95			
Value at end of period	$15.24	$13.30	$13.99	$11.04	$7.65	$13.63	$12.20			
Number of accumulation units outstanding at end of period	3,257	3,265	3,322	3,440	3,456	3,457	3,522			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.23	$11.46	$10.08	$8.15	$12.82	$12.58	$10.68	$10.25		
Value at end of period	$13.02	$11.23	$11.46	$10.08	$8.15	$12.82	$12.58	$10.68		
Number of accumulation units outstanding at end of period	45,478	53,468	55,002	56,996	55,956	56,464	50,900	11,952		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$12.07	$12.37	$10.73	$7.60	$13.34	$12.30	$11.01	$10.51	$9.68	$7.50
Value at end of period	$14.16	$12.07	$12.37	$10.73	$7.60	$13.34	$12.30	$11.01	$10.51	$9.68
Number of accumulation units outstanding at end of period	17,738	13,849	14,043	13,334	13,434	20,025	11,264	1,294	1,607	1,595
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.63	$8.79	$8.18	$6.28	$10.20					
Value at end of period	$8.95	$7.63	$8.79	$8.18	$6.28					
Number of accumulation units outstanding at end of period	6,248	8,706	8,582	5,984	6,283					
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.82	$11.18	$10.67	$10.22	$10.00					
Value at end of period	$12.11	$11.82	$11.18	$10.67	$10.22					
Number of accumulation units outstanding at end of period	7,081	7,261	8,022	11,193	910					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$10.33	$10.73	$9.60	$7.38	$12.44	$12.46	$11.02	$10.22	$9.02	$7.32
Value at end of period	$11.55	$10.33	$10.73	$9.60	$7.38	$12.44	$12.46	$11.02	$10.22	$9.02
Number of accumulation units outstanding at end of period	12,449	12,806	12,815	18,398	17,652	17,301	18,074	8,461	2,042	2,041
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$8.42									
Value at end of period	$8.88									
Number of accumulation units outstanding at end of period	1,853									
OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND®/VA										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$18.26	$18.92	$15.54	$11.48	$18.73	$19.20	$16.93	$17.10		
Value at end of period	$21.25	$18.26	$18.92	$15.54	$11.48	$18.73	$19.20	$16.93		
Number of accumulation units outstanding at end of period	720	767	743	811	867	980	1,482	123		
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$13.89	$12.87	$11.76	$10.05	$10.93	$10.00	$10.03	$9.99		
Value at end of period	$14.94	$13.89	$12.57	$11.76	$10.05	$10.93	$10.00	$10.03		
Number of accumulation units outstanding at end of period	1,772	2,355	0	0	2,540	2,308	2,268	3,823		
PIONEER EQUITY INCOME VCT PORTFOLIO										
Value at beginning of period	$13.71	$13.11	$11.12	$9.87	$14.36	$14.44	$11.95	$11.45	$9.98	$8.25
Value at end of period	$14.91	$13.71	$13.11	$11.12	$9.87	$14.36	$14.44	$11.95	$11.45	$9.98
Number of accumulation units outstanding at end of period	15,134	16,397	17,926	19,977	24,245	27,908	24,210	9,715	4,026	3,655

Separate Account Annual Charges of 1.20%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$16.33	$17.00	$14.72	$11.00	$19.42	$16.76	$15.22	$13.21	$11.61	$10.00
Value at end of period	$18.74	$16.33	$17.00	$14.72	$11.00	$19.42	$16.76	$15.22	$13.21	$11.61
Number of accumulation units outstanding at end of period	589,442	638,205	718,804	738,209	679,945	509,400	360,881	158,399	102,926	30,076
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$13.04	$13.12	$11.55	$9.00	$15.93	$15.92	$13.44	$12.88	$11.72	$10.00
Value at end of period	$15.08	$13.04	$13.12	$11.55	$9.00	$15.93	$15.92	$13.44	$12.88	$11.72
Number of accumulation units outstanding at end of period	89,085	91,515	106,818	115,338	97,876	68,774	32,915	23,551	19,567	608

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$18.15	$19.09	$15.07	$11.81	$17.84	$18.50	$16.01	$14.89	$12.45	
Value at end of period	$21.23	$18.15	$19.09	$15.07	$11.81	$17.84	$18.50	$16.01	$14.89	
Number of accumulation units outstanding at end of period	196,355	214,680	228,066	224,143	165,927	117,874	56,765	18,533	11,429	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.53	$19.37	$16.06	$11.98	$16.52	$17.22	$15.10	$14.17	$11.82	$10.00
Value at end of period	$21.30	$18.53	$19.37	$16.06	$11.98	$16.52	$17.22	$15.10	$14.17	$11.82
Number of accumulation units outstanding at end of period	9,866	10,335	10,976	6,165	3,134	1,038	621	1,351	1,351	495
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.81	$12.78	$12.13	$8.62	$15.17	$12.86	$10.99	$10.13		
Value at end of period	$12.52	$10.81	$12.78	$12.13	$8.62	$15.17	$12.86	$10.99		
Number of accumulation units outstanding at end of period	430,879	454,437	507,012	457,180	367,881	185,259	49,006	1,722		
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.54	$12.89	$11.47	$9.76	$13.77	$13.24	$12.22	$11.89	$11.04	$10.00
Value at end of period	$14.06	$12.54	$12.89	$11.47	$9.76	$13.77	$13.24	$12.22	$11.89	$11.04
Number of accumulation units outstanding at end of period	39,053	42,276	47,597	55,088	55,562	41,378	16,674	10,588	14,207	3,014
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$17.99	$17.82	$14.25	$10.67	$18.38	$17.54	$15.40	$14.52	$11.48	$10.00
Value at end of period	$21.27	$17.99	$17.82	$14.25	$10.67	$18.38	$17.54	$15.40	$14.52	$11.48
Number of accumulation units outstanding at end of period	163,500	178,517	194,526	206,770	170,621	142,690	56,329	13,234	11,139	6,977
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.23	$11.05	$10.60	$10.07						
Value at end of period	$12.85	$12.23	$11.05	$10.60						
Number of accumulation units outstanding at end of period	180,515	172,098	134,891	55,441						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$9.24	$9.50	$8.48	$6.59	$10.94	$10.38	$10.49			
Value at end of period	$10.44	$9.24	$9.50	$8.48	$6.59	$10.94	$10.38			
Number of accumulation units outstanding at end of period	17,185	15,910	15,640	13,484	4,370	1,113	289			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$14.65	$16.58	$14.20	$9.42	$15.90	$13.54	$13.90			
Value at end of period	$15.57	$14.65	$16.58	$14.20	$9.42	$15.90	$13.54			
Number of accumulation units outstanding at end of period	21,394	23,383	26,940	26,006	18,201	5,569	4,084			
ING BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.75	$10.29	$9.82	$8.87	$9.86					
Value at end of period	$11.31	$10.75	$10.29	$9.82	$8.87					
Number of accumulation units outstanding at end of period	482,569	500,542	528,857	433,746	196,521					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.06	$8.61	$7.51	$5.70	$9.99					
Value at end of period	$10.00	$8.06	$8.61	$7.51	$5.70					
Number of accumulation units outstanding at end of period	256,095	289,966	331,726	349,853	286,038					
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$12.28	$13.03	$11.77	$9.05	$15.08	$14.65	$13.02	$12.69	$12.58	
Value at end of period	$13.62	$12.28	$13.03	$11.77	$9.05	$15.08	$14.65	$13.02	$12.69	
Number of accumulation units outstanding at end of period	16,437	17,506	21,488	22,766	12,388	4,671	4,863	1,002	1,001	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$8.54	$9.52	$7.72	$6.41	$5.21					
Value at end of period	$9.96	$8.54	$9.52	$7.72	$6.41					
Number of accumulation units outstanding at end of period	29,413	31,054	35,111	27,303	3,846					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.33	$9.56	$8.74	$6.79	$10.32					
Value at end of period	$10.68	$9.33	$9.56	$8.74	$6.79					
Number of accumulation units outstanding at end of period	9,221	9,146	8,496	8,423	7,749					
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.49	$13.19	$11.55	$9.64	$11.58	$10.79	$10.09	$10.01		
Value at end of period	$14.34	$13.49	$13.19	$11.55	$9.64	$11.58	$10.79	$10.09		
Number of accumulation units outstanding at end of period	68,444	71,966	74,377	73,244	85,178	68,289	35,991	34,020		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$12.18	$14.21	$12.95	$9.08	$15.29	$14.46	$12.56	$12.55	$11.65	
Value at end of period	$13.11	$12.18	$14.21	$12.95	$9.08	$15.29	$14.46	$12.56	$12.55	
Number of accumulation units outstanding at end of period	20,052	27,860	36,174	33,574	23,529	19,082	8,738	1,025	1,213	
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.59	$9.99								
Value at end of period	$10.91	$9.59								
Number of accumulation units outstanding at end of period	232,529	261,415								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$13.88	$12.35	$9.61	$15.64	$14.78	$13.15	$12.33	$11.54	$10.00
Value at end of period	$15.57	$13.65	$13.88	$12.35	$9.61	$15.64	$14.78	$13.15	$12.33	$11.54
Number of accumulation units outstanding at end of period	20,912	38,521	40,318	36,826	35,140	17,604	17,612	11,403	8,635	7,751
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$12.61	$12.81	$11.41	$9.39	$15.18	$14.66	$12.99	$12.50	$11.47	$10.00
Value at end of period	$14.22	$12.61	$12.81	$11.41	$9.39	$15.18	$14.66	$12.99	$12.50	$11.47
Number of accumulation units outstanding at end of period	47,057	51,641	69,817	87,218	96,454	97,961	84,322	75,466	56,191	39,178
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.66	$16.07	$13.38	$10.30	$16.75	$16.10	$14.94	$13.64	$11.86	$10.00
Value at end of period	$18.16	$15.66	$16.07	$13.38	$10.30	$16.75	$16.10	$14.94	$13.64	$11.86
Number of accumulation units outstanding at end of period	80,479	92,273	103,862	110,986	117,944	109,533	78,990	45,744	38,504	13,062
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$15.11	$15.45	$12.77	$10.38	$15.83	$17.14	$15.29	$14.41	$11.98	$10.00
Value at end of period	$16.75	$15.11	$15.45	$12.77	$10.38	$15.83	$17.14	$15.29	$14.41	$11.98
Number of accumulation units outstanding at end of period	21,550	25,527	30,916	35,396	39,446	36,877	27,290	17,733	12,943	396
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$13.25	$12.50	$11.55	$10.51	$11.64	$11.15	$10.87	$10.69	$10.45	
Value at end of period	$14.28	$13.25	$12.50	$11.55	$10.51	$11.64	$11.15	$10.87	$10.69	
Number of accumulation units outstanding at end of period	890,271	974,330	1,053,124	1,094,538	867,104	657,328	238,379	45,661	25,257	
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.82	$14.82	$13.94	$12.86						
Value at end of period	$15.01	$12.82	$14.82	$13.94						
Number of accumulation units outstanding at end of period	34,508	39,108	54,364	69,714						
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$12.87	$15.32	$15.15	$12.16	$21.33	$19.10	$15.00	$13.93	$12.04	$10.00
Value at end of period	$15.14	$12.87	$15.32	$15.15	$12.16	$21.33	$19.10	$15.00	$13.93	$12.04
Number of accumulation units outstanding at end of period	123,247	127,535	146,818	154,015	146,519	90,266	49,957	19,032	7,334	460

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$13.23	$13.67	$12.02	$9.46	$15.08	$15.62	$13.65	$13.35	$11.57	$10.00
Value at end of period	$15.50	$13.23	$13.67	$12.02	$9.46	$15.08	$15.62	$13.65	$13.35	$11.57
Number of accumulation units outstanding at end of period	52,843	53,872	67,731	68,612	83,504	88,287	84,377	76,315	61,837	24,259
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89	$10.06		
Value at end of period	$13.76	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89		
Number of accumulation units outstanding at end of period	700	726	3,163	8,847	8,818	10,434	14,260	14,265		
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$14.90	$15.28	$13.81	$11.42	$15.12	$14.82	$13.34	$12.66		
Value at end of period	$16.56	$14.90	$15.28	$13.81	$11.42	$15.12	$14.82	$13.34		
Number of accumulation units outstanding at end of period	59,336	69,649	79,907	88,652	89,823	94,506	45,723	7,064		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.53	$10.56	$8.88	$5.24	$10.54					
Value at end of period	$10.03	$8.53	$10.56	$8.88	$5.24					
Number of accumulation units outstanding at end of period	374,354	374,519	394,562	308,728	161,656					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.06	$16.96	$13.96	$11.24	$16.99	$16.81	$14.60	$13.62	$11.43	$10.00
Value at end of period	$20.23	$17.06	$16.96	$13.96	$11.24	$16.99	$16.81	$14.60	$13.62	$11.43
Number of accumulation units outstanding at end of period	57,925	66,869	86,931	82,431	71,089	68,220	57,811	30,370	11,367	2,830
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$9.56									
Value at end of period	$10.33									
Number of accumulation units outstanding at end of period	766,267									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$14.95	$14.80	$13.11	$9.31	$13.01	$11.80	$11.31	$10.74		
Value at end of period	$17.40	$14.95	$14.80	$13.11	$9.31	$13.01	$11.80	$11.31		
Number of accumulation units outstanding at end of period	22,260	22,644	10,172	9,001	713	457	457	601		
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$10.61	$10.74	$10.87	$10.96	$10.83	$10.45	$10.10	$9.95	$9.98	$10.00
Value at end of period	$10.49	$10.61	$10.74	$10.87	$10.96	$10.83	$10.45	$10.10	$9.95	$9.98
Number of accumulation units outstanding at end of period	100,115	129,188	133,842	134,423	195,690	123,786	24,130	40,551	1,668	1,668
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$13.47	$13.42	$12.37	$10.62	$13.84	$13.47	$12.18	$11.98	$10.91	$10.00
Value at end of period	$14.80	$13.47	$13.42	$12.37	$10.62	$13.84	$13.47	$12.18	$11.98	$10.91
Number of accumulation units outstanding at end of period	23,316	33,016	40,520	45,830	62,601	71,516	85,526	56,708	32,200	12,607
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.17	$9.68	$8.62	$6.57	$10.62					
Value at end of period	$11.39	$10.17	$9.68	$8.62	$6.57					
Number of accumulation units outstanding at end of period	155,744	159,031	169,672	148,410	86,397					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$19.80	$20.20	$15.73	$11.29	$18.35	$14.80	$13.92	$12.79	$11.30	
Value at end of period	$22.29	$19.80	$20.20	$15.73	$11.29	$18.35	$14.80	$13.92	$12.79	
Number of accumulation units outstanding at end of period	57,875	54,622	51,681	45,889	32,638	4,517	32	32	32	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.49	$13.76	$12.00	$8.70	$14.75	$14.01	$12.02	$10.06		
Value at end of period	$15.02	$12.49	$13.76	$12.00	$8.70	$14.75	$14.01	$12.02		
Number of accumulation units outstanding at end of period	11,028	15,176	18,689	19,419	36,939	54,370	59,156	87,171		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$15.47	$17.09	$14.94	$10.85	$18.45	$17.56	$15.12	$13.51	$11.89	$10.00
Value at end of period	$18.55	$15.47	$17.09	$14.94	$10.85	$18.45	$17.56	$15.12	$13.51	$11.89
Number of accumulation units outstanding at end of period	126,879	147,658	172,067	170,446	164,794	172,735	120,893	32,951	2,348	2,102
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$15.14	$14.68	$13.00	$8.81	$11.51	$11.33	$10.52	$10.44		
Value at end of period	$17.06	$15.14	$14.68	$13.00	$8.81	$11.51	$11.33	$10.52		
Number of accumulation units outstanding at end of period	50,011	49,248	53,376	50,455	31,363	23,496	6,814	1,705		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$15.13	$14.80	$13.91	$12.31	$11.95	$11.10	$10.77	$10.64	$10.27	$10.00
Value at end of period	$16.26	$15.13	$14.80	$13.91	$12.31	$11.95	$11.10	$10.77	$10.64	$10.27
Number of accumulation units outstanding at end of period	125,290	121,378	115,935	75,349	19,911	3,730	5,591	6,180	5,051	3,244
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$14.04	$13.76	$12.95	$11.64	$11.80	$10.92	$10.62	$10.53	$10.22	$10.00
Value at end of period	$14.96	$14.04	$13.76	$12.95	$11.64	$11.80	$10.92	$10.62	$10.53	$10.22
Number of accumulation units outstanding at end of period	35,047	44,285	53,838	63,013	70,639	45,568	43,588	45,286	33,200	28,461
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.24	$11.92	$10.42	$8.49	$13.17	$12.68	$11.00	$10.67		
Value at end of period	$12.25	$11.24	$11.92	$10.42	$8.49	$13.17	$12.68	$11.00		
Number of accumulation units outstanding at end of period	13,229	23,610	19,154	17,078	17,117	9,553	9,743	1,989		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.28	$12.02	$10.32	$8.34	$12.63	$12.11	$10.91	$10.36		
Value at end of period	$12.38	$11.28	$12.02	$10.32	$8.34	$12.63	$12.11	$10.91		
Number of accumulation units outstanding at end of period	223,127	236,686	260,134	272,658	222,771	175,655	54,643	21,587		
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.50	$14.12	$12.71	$10.85						
Value at end of period	$16.37	$14.50	$14.12	$12.71						
Number of accumulation units outstanding at end of period	7,698	7,197	8,686	8,191						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$18.29	$18.41	$14.11	$10.92	$16.91	$15.58	$14.04	$13.05	$11.34	
Value at end of period	$20.77	$18.29	$18.41	$14.11	$10.92	$16.91	$15.58	$14.04	$13.05	
Number of accumulation units outstanding at end of period	23,529	22,023	22,364	19,963	13,608	1,373	699	31	31	
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$17.47	$18.17	$14.83	$11.80	$17.36	$16.63	$14.50	$13.34	$11.83	$10.00
Value at end of period	$19.72	$17.47	$18.17	$14.83	$11.80	$17.36	$16.63	$14.50	$13.34	$11.83
Number of accumulation units outstanding at end of period	49,534	54,353	68,908	69,544	66,563	48,294	30,105	18,321	17,641	10,452
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.38	$11.60	$10.55	$8.73	$12.08	$11.69	$11.03			
Value at end of period	$12.53	$11.38	$11.60	$10.55	$8.73	$12.08	$11.69			
Number of accumulation units outstanding at end of period	175,606	181,717	229,723	246,962	153,943	111,208	31,400			
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$10.97	$11.45	$10.19	$8.20	$12.55	$12.14	$11.19			
Value at end of period	$12.29	$10.97	$11.45	$10.19	$8.20	$12.55	$12.14			
Number of accumulation units outstanding at end of period	123,620	134,364	155,552	155,852	98,795	89,335	7,323			
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$10.93	$11.60	$10.25	$8.08	$12.99	$12.48	$11.01			
Value at end of period	$12.43	$10.93	$11.60	$10.25	$8.08	$12.99	$12.48			
Number of accumulation units outstanding at end of period	48,048	100,523	101,660	112,751	96,231	93,362	2,606			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$10.89	$11.62	$10.22	$7.96	$13.40	$12.82	$11.51			
Value at end of period	$12.42	$10.89	$11.62	$10.22	$7.96	$13.40	$12.82			
Number of accumulation units outstanding at end of period	15,026	15,909	17,522	18,715	34,343	32,484	8,211			
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.64	$11.73	$10.84	$9.36	$11.37	$10.93	$10.37			
Value at end of period	$12.62	$11.64	$11.73	$10.84	$9.36	$11.37	$10.93			
Number of accumulation units outstanding at end of period	32,117	49,961	58,335	79,768	77,340	76,366	12,936			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$14.37	$14.32	$13.07	$11.23	$14.94	$14.33	$13.69			
Value at end of period	$15.90	$14.37	$14.32	$13.07	$11.23	$14.94	$14.33			
Number of accumulation units outstanding at end of period	10,663	11,203	11,974	12,319	9,367	11,480	12,184			
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$14.88	$15.55	$13.95	$11.30	$17.93	$17.32	$16.10			
Value at end of period	$16.86	$14.88	$15.55	$13.95	$11.30	$17.93	$17.32			
Number of accumulation units outstanding at end of period	6,515	6,584	8,081	8,666	7,623	4,050	4,075			
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$14.62	$14.93	$13.52	$11.27	$16.43	$15.80	$14.44			
Value at end of period	$16.38	$14.62	$14.93	$13.52	$11.27	$16.43	$15.80			
Number of accumulation units outstanding at end of period	6,132	6,332	6,711	8,763	5,610	5,401	5,402			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.97	$10.80	$9.58	$7.28	$10.26					
Value at end of period	$12.41	$10.97	$10.80	$9.58	$7.28					
Number of accumulation units outstanding at end of period	428,619	451,329	457,744	390,445	187,769					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$16.22	$17.09	$13.50	$9.36	$16.70	$14.95	$13.89	$12.90	$12.48	
Value at end of period	$18.57	$16.22	$17.09	$13.50	$9.36	$16.70	$14.95	$13.89	$12.90	
Number of accumulation units outstanding at end of period	112,954	119,490	126,095	118,036	72,166	36,910	15,707	883	883	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$11.15	$11.39	$10.03	$8.12	$12.78	$12.55	$10.67	$10.31		
Value at end of period	$12.92	$11.15	$11.39	$10.03	$8.12	$12.78	$12.55	$10.67		
Number of accumulation units outstanding at end of period	74,770	79,553	98,792	96,536	66,174	38,076	10,049	6,730		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.23	$14.59	$12.67	$8.99	$15.79	$14.58	$13.05	$12.47	$11.50	$10.00
Value at end of period	$16.67	$14.23	$14.59	$12.67	$8.99	$15.79	$14.58	$13.05	$12.47	$11.50
Number of accumulation units outstanding at end of period	40,603	37,573	47,285	47,044	43,833	30,690	27,293	25,275	26,407	10,630
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.10	$8.20	$7.29	$5.37	$10.46					
Value at end of period	$8.33	$7.10	$8.20	$7.29	$5.37					
Number of accumulation units outstanding at end of period	38,625	42,481	51,752	53,610	46,099					
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.60	$8.77	$8.17	$6.27	$10.20					
Value at end of period	$8.91	$7.60	$8.77	$8.17	$6.27					
Number of accumulation units outstanding at end of period	54,639	59,580	58,914	54,868	35,664					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.78	$11.15	$10.65	$10.22	$10.00					
Value at end of period	$12.06	$11.78	$11.15	$10.65	$10.22					
Number of accumulation units outstanding at end of period	193,585	200,615	187,743	164,679	41,528					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$12.77	$13.28	$11.89	$9.15	$15.44	$15.48	$14.12			
Value at end of period	$14.27	$12.77	$13.28	$11.89	$9.15	$15.44	$15.48			
Number of accumulation units outstanding at end of period	6,047	5,872	7,550	8,414	8,499	5,169	1,219			
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.77	$8.18	$7.82	$6.09	$9.74					
Value at end of period	$8.83	$7.77	$8.18	$7.82	$6.09					
Number of accumulation units outstanding at end of period	34,267	35,039	37,118	35,840	15,434					
OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND®/VA										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$18.14	$18.81	$15.47	$11.44	$18.68	$19.56				
Value at end of period	$21.09	$18.14	$18.81	$15.47	$11.44	$18.68				
Number of accumulation units outstanding at end of period	7,002	6,867	7,381	6,754	3,297	2,907				
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$13.79	$12.50	$11.70	$10.01	$10.90	$9.98	$10.02	$9.96		
Value at end of period	$14.82	$13.79	$12.50	$11.70	$10.01	$10.90	$9.98	$10.02		
Number of accumulation units outstanding at end of period	177,618	172,909	116,289	114,207	69,454	20,344	9,642	1,271		
PIONEER EQUITY INCOME VCT PORTFOLIO										
Value at beginning of period	$15.46	$14.79	$12.55	$11.16	$16.24	$16.35	$13.55	$13.00	$11.34	$10.00
Value at end of period	$16.79	$15.46	$14.79	$12.55	$11.16	$16.24	$16.35	$13.55	$13.00	$11.34
Number of accumulation units outstanding at end of period	149,128	169,403	184,835	203,515	183,805	170,555	71,803	31,852	19,187	8,986

Separate Account Annual Charges of 1.35%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$16.12	$16.81	$14.57	$10.91	$19.29	$16.67	$15.16	$13.18	$11.60	$10.00
Value at end of period	$18.47	$16.12	$16.81	$14.57	$10.91	$19.29	$16.67	$15.16	$13.18	$11.60
Number of accumulation units outstanding at end of period	192,431	225,421	245,718	263,839	250,630	177,948	86,945	33,320	10,652	4,897
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.88	$12.97	$11.44	$8.93	$15.83	$15.84	$13.39	$12.86	$11.92	
Value at end of period	$14.87	$12.88	$12.97	$11.44	$8.93	$15.83	$15.84	$13.39	$12.86	
Number of accumulation units outstanding at end of period	52,525	43,567	37,598	40,596	40,920	45,677	28,589	15,549	8,399	
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$17.92	$18.88	$14.92	$11.71	$17.72	$18.41	$15.95	$14.86	$12.52	
Value at end of period	$20.93	$17.92	$18.88	$14.92	$11.71	$17.72	$18.41	$15.95	$14.86	
Number of accumulation units outstanding at end of period	17,217	17,719	19,012	22,337	19,263	14,831	12,305	7,663	4,242	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.30	$19.15	$15.91	$11.89	$16.41	$17.13	$15.04	$14.09		
Value at end of period	$21.00	$18.30	$19.15	$15.91	$11.89	$16.41	$17.13	$15.04		
Number of accumulation units outstanding at end of period	1,083	1,125	1,125	1,125	1,125	1,125	1,125	1,125		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$10.71	$12.67	$12.04	$8.58	$15.11	$12.83	$10.99	$10.40		
Value at end of period	$12.38	$10.71	$12.67	$12.04	$8.58	$15.11	$12.83	$10.99		
Number of accumulation units outstanding at end of period	165,474	172,700	178,288	188,289	177,891	101,347	26,181	1,057		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BALANCED PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$12.38	$12.75	$11.36	$9.68	$13.68	$13.17	$12.18	$11.87	$11.51	
Value at end of period	$13.86	$12.38	$12.75	$11.36	$9.68	$13.68	$13.17	$12.18	$11.87	
Number of accumulation units outstanding at end of period	16,173	17,666	17,767	21,340	19,558	13,229	4,351	2,548	2,054	
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$17.76	$17.62	$14.12	$10.58	$18.26	$17.45	$15.35	$14.49	$11.48	$10.00
Value at end of period	$20.97	$17.76	$17.62	$14.12	$10.58	$18.26	$17.45	$15.35	$14.49	$11.48
Number of accumulation units outstanding at end of period	26,871	34,091	35,222	39,511	41,142	30,669	18,310	4,222	230	239
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.18	$11.02	$10.59	$10.31						
Value at end of period	$12.78	$12.18	$11.02	$10.59						
Number of accumulation units outstanding at end of period	81,763	78,239	61,282	53,423						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.28	$8.50	$7.58	$5.89	$9.77	$10.03				
Value at end of period	$9.37	$8.28	$8.50	$7.58	$5.89	$9.77				
Number of accumulation units outstanding at end of period	1,070	1,111	1,244	1,294	1,292	2,032				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$9.16	$9.44	$8.43	$6.57	$10.92	$10.60				
Value at end of period	$10.35	$9.16	$9.44	$8.43	$6.57	$10.92				
Number of accumulation units outstanding at end of period	13,962	15,628	14,517	14,360	13,642	5,692				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$14.50	$16.43	$14.10	$9.37	$15.83	$13.50	$12.82	$11.78		
Value at end of period	$15.39	$14.50	$16.43	$14.10	$9.37	$15.83	$13.50	$12.82		
Number of accumulation units outstanding at end of period	27,027	26,277	26,303	27,723	22,782	3,794	4,660	650		
ING BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.69	$10.25	$9.79	$8.85	$9.99					
Value at end of period	$11.23	$10.69	$10.25	$9.79	$8.85					
Number of accumulation units outstanding at end of period	112,838	185,450	302,147	299,236	81,936					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.01	$8.57	$7.49	$5.69	$10.15					
Value at end of period	$9.93	$8.01	$8.57	$7.49	$5.69					
Number of accumulation units outstanding at end of period	68,395	78,726	77,466	73,249	62,524					
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$12.12	$12.89	$11.66	$8.98	$14.98	$14.58	$12.98	$12.66	$11.84	$10.00
Value at end of period	$13.42	$12.12	$12.89	$11.66	$8.98	$14.98	$14.58	$12.98	$12.66	$11.84
Number of accumulation units outstanding at end of period	2,762	2,825	2,968	3,956	3,421	2,676	2,275	1,432	1,450	475
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$8.50	$9.49	$7.70	$6.41	$5.21					
Value at end of period	$9.90	$8.50	$9.49	$7.70	$6.41					
Number of accumulation units outstanding at end of period	3,613	3,611	3,672	3,964	1,168					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.27	$9.52	$8.71	$6.78	$10.20					
Value at end of period	$10.60	$9.27	$9.52	$8.71	$6.78					
Number of accumulation units outstanding at end of period	30,589	31,706	53,884	51,803	27,678					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.35	$13.07	$11.47	$9.58	$11.53	$10.76	$10.08	$10.01		
Value at end of period	$14.18	$13.35	$13.07	$11.47	$9.58	$11.53	$10.76	$10.08		
Number of accumulation units outstanding at end of period	11,647	18,463	22,628	28,067	33,134	24,538	14,118	12,368		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.02	$14.06	$12.82	$9.00	$15.19	$16.44				
Value at end of period	$12.92	$12.02	$14.06	$12.82	$9.00	$15.19				
Number of accumulation units outstanding at end of period	2,895	2,923	2,768	2,547	2,028	1,155				
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.57	$9.99								
Value at end of period	$10.88	$9.57								
Number of accumulation units outstanding at end of period	231,046	243,943								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$13.47	$13.73	$12.23	$9.53	$15.54	$14.70	$13.66			
Value at end of period	$15.35	$13.47	$13.73	$12.23	$9.53	$15.54	$14.70			
Number of accumulation units outstanding at end of period	19,671	20,304	21,177	24,451	23,825	5,501	1,971			
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$12.45	$12.66	$11.30	$9.31	$15.08	$14.59	$12.94	$12.47	$11.47	$10.00
Value at end of period	$14.02	$12.45	$12.66	$11.30	$9.31	$15.08	$14.59	$12.94	$12.47	$11.47
Number of accumulation units outstanding at end of period	28,797	33,312	36,645	39,105	42,022	37,141	29,608	15,362	4,711	487
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.46	$15.89	$13.25	$10.22	$16.63	$16.02	$14.88	$13.61	$11.86	$10.00
Value at end of period	$17.90	$15.46	$15.89	$13.25	$10.22	$16.63	$16.02	$14.88	$13.61	$11.86
Number of accumulation units outstanding at end of period	35,450	36,482	37,026	40,316	33,941	36,246	30,594	14,911	7,578	2,057
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$14.92	$15.28	$12.64	$10.29	$15.73	$17.05	$15.23	$14.38	$12.41	
Value at end of period	$16.51	$14.92	$15.28	$12.64	$10.29	$15.73	$17.05	$15.23	$14.38	
Number of accumulation units outstanding at end of period	8,821	9,136	9,728	10,616	14,706	14,805	11,648	2,836	2,336	
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.09	$12.36	$11.44	$10.42	$11.57	$11.09	$10.83	$10.67	$10.34	$10.00
Value at end of period	$14.08	$13.09	$12.36	$11.44	$10.42	$11.57	$11.09	$10.83	$10.67	$10.34
Number of accumulation units outstanding at end of period	325,440	333,677	368,058	381,536	364,084	251,998	101,631	17,331	5,720	1,523
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.77	$14.78	$13.92	$12.85						
Value at end of period	$14.93	$12.77	$14.78	$13.92						
Number of accumulation units outstanding at end of period	10,589	11,797	12,174	15,115						
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.71	$15.15	$15.00	$12.06	$21.19	$19.00	$14.95	$13.69		
Value at end of period	$14.92	$12.71	$15.15	$15.00	$12.06	$21.19	$19.00	$14.95		
Number of accumulation units outstanding at end of period	17,673	21,055	24,205	21,705	18,964	23,621	9,309	3,079		
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$13.06	$13.52	$11.90	$9.39	$14.98	$15.54	$13.60	$13.32	$12.08	
Value at end of period	$15.28	$13.06	$13.52	$11.90	$9.39	$14.98	$15.54	$13.60	$13.32	
Number of accumulation units outstanding at end of period	7,585	8,774	9,718	10,225	10,418	15,763	14,718	6,785	1,652	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.22	$12.53	$11.31	$9.34	$12.36	$12.10	$10.88	$10.06		
Value at end of period	$13.60	$12.22	$12.53	$11.31	$9.34	$12.36	$12.10	$10.88		
Number of accumulation units outstanding at end of period	0	0	0	0	713	764	797	830		
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.71	$15.11	$13.67	$11.33	$15.02	$14.74	$13.30	$12.51	$11.46	$10.00
Value at end of period	$16.33	$14.71	$15.11	$13.67	$11.33	$15.02	$14.74	$13.30	$12.51	$11.46
Number of accumulation units outstanding at end of period	72,001	78,975	86,198	90,006	80,819	51,925	15,850	707	705	732
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.48	$10.51	$8.86	$5.23	$10.82					
Value at end of period	$9.96	$8.48	$10.51	$8.86	$5.23					
Number of accumulation units outstanding at end of period	58,724	68,740	72,883	58,503	33,233					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$16.84	$16.77	$13.82	$11.15	$16.88	$16.72	$14.55	$13.79		
Value at end of period	$19.94	$16.84	$16.77	$13.82	$11.15	$16.88	$16.72	$14.55		
Number of accumulation units outstanding at end of period	13,477	16,454	17,889	19,000	20,170	18,159	12,533	2,866		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.66									
Value at end of period	$10.32									
Number of accumulation units outstanding at end of period	339,640									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$14.80	$14.67	$13.01	$9.26	$12.96	$11.77	$11.06			
Value at end of period	$17.19	$14.80	$14.67	$13.01	$9.26	$12.96	$11.77			
Number of accumulation units outstanding at end of period	30,621	32,085	9,330	7,688	132	1,244	132			
ING LIQUID ASSETS PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.48	$10.62	$10.76	$10.88	$10.76	$10.39	$10.07	$9.97		
Value at end of period	$10.34	$10.48	$10.62	$10.76	$10.88	$10.76	$10.39	$10.07		
Number of accumulation units outstanding at end of period	264,707	300,890	132,537	120,763	147,780	67,486	34,412	26,607		
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$13.30	$13.27	$12.25	$10.53	$13.75	$13.40	$12.14	$11.95	$10.90	$10.00
Value at end of period	$14.59	$13.30	$13.27	$12.25	$10.53	$13.75	$13.40	$12.14	$11.95	$10.90
Number of accumulation units outstanding at end of period	7,379	9,773	10,069	11,792	15,999	16,990	21,242	21,902	10,752	2,757
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.12	$9.64	$8.59	$6.56	$10.80					
Value at end of period	$11.31	$10.12	$9.64	$8.59	$6.56					
Number of accumulation units outstanding at end of period	40,470	27,439	15,946	14,515	3,929					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$19.55	$19.97	$15.58	$11.20	$18.23	$14.73	$13.87	$12.36		
Value at end of period	$21.97	$19.55	$19.97	$15.58	$11.20	$18.23	$14.73	$13.87		
Number of accumulation units outstanding at end of period	9,017	8,286	8,529	9,080	7,397	1,693	534	508		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.36	$13.64	$11.91	$8.65	$14.69	$13.98	$12.01	$10.06		
Value at end of period	$14.84	$12.36	$13.64	$11.91	$8.65	$14.69	$13.98	$12.01		
Number of accumulation units outstanding at end of period	1,218	1,272	1,508	10,984	12,924	14,853	21,200	22,573		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$15.28	$16.90	$14.80	$10.76	$18.33	$17.47	$15.06	$13.22		
Value at end of period	$18.29	$15.28	$16.90	$14.80	$10.76	$18.33	$17.47	$15.06		
Number of accumulation units outstanding at end of period	54,848	65,228	76,482	90,622	88,063	46,482	25,446	5,611		
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$14.99	$14.55	$12.91	$8.76	$11.46	$11.30	$10.51	$10.42		
Value at end of period	$16.86	$14.99	$14.55	$12.91	$8.76	$11.46	$11.30	$10.51		
Number of accumulation units outstanding at end of period	23,086	28,281	34,858	35,609	22,199	23,498	10,889	6,583		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$14.94	$14.64	$13.78	$12.20	$11.87	$11.04	$10.84			
Value at end of period	$16.03	$14.94	$14.64	$13.78	$12.20	$11.87	$11.04			
Number of accumulation units outstanding at end of period	34,949	33,649	51,719	33,529	14,176	7,242	5,117			
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$13.86	$13.61	$12.82	$11.54	$11.72	$10.86	$10.59	$10.51	$10.21	$10.00
Value at end of period	$14.75	$13.86	$13.61	$12.82	$11.54	$11.72	$10.86	$10.59	$10.51	$10.21
Number of accumulation units outstanding at end of period	18,096	33,947	37,569	53,328	41,115	13,258	5,074	2,634	2,623	2,303
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$11.13	$11.82	$10.34	$8.44	$13.11	$12.65	$11.15			
Value at end of period	$12.11	$11.13	$11.82	$10.34	$8.44	$13.11	$12.65			
Number of accumulation units outstanding at end of period	10,168	26,377	31,486	26,681	25,852	7,322	5,967			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$11.17	$11.92	$10.24	$8.30	$12.58	$12.08	$10.90	$10.47		
Value at end of period	$12.23	$11.17	$11.92	$10.24	$8.30	$12.58	$12.08	$10.90		
Number of accumulation units outstanding at end of period	29,055	38,339	40,446	50,579	49,773	31,976	18,231	15,240		
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.44	$14.08	$12.69	$10.85						
Value at end of period	$16.27	$14.44	$14.08	$12.69						
Number of accumulation units outstanding at end of period	11,767	12,730	12,921	13,083						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$18.05	$18.20	$13.97	$10.84	$16.79	$15.50	$15.17			
Value at end of period	$20.47	$18.05	$18.20	$13.97	$10.84	$16.79	$15.50			
Number of accumulation units outstanding at end of period	8,493	5,828	6,095	6,572	4,831	636	558			
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$17.25	$17.97	$14.69	$11.70	$17.25	$16.55	$14.45	$13.31	$11.83	$10.00
Value at end of period	$19.44	$17.25	$17.97	$14.69	$11.70	$17.25	$16.55	$14.45	$13.31	$11.83
Number of accumulation units outstanding at end of period	9,752	9,659	10,086	11,780	3,953	1,731	3,019	3,143	3,281	460
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$11.26	$11.50	$10.48	$8.68	$12.04	$11.66	$10.94			
Value at end of period	$12.38	$11.26	$11.50	$10.48	$8.68	$12.04	$11.66			
Number of accumulation units outstanding at end of period	91,019	110,714	114,701	118,497	89,598	79,827	24,993			
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$10.86	$11.36	$10.12	$8.15	$12.50	$12.11	$11.28			
Value at end of period	$12.15	$10.86	$11.36	$10.12	$8.15	$12.50	$12.11			
Number of accumulation units outstanding at end of period	97,705	104,127	114,713	113,233	97,555	43,662	20,250			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$10.82	$11.50	$10.18	$8.04	$12.93	$12.45	$11.44			
Value at end of period	$12.29	$10.82	$11.50	$10.18	$8.04	$12.93	$12.45			
Number of accumulation units outstanding at end of period	126,686	135,528	156,539	171,759	148,954	58,326	5,667			
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.78	$11.52	$10.14	$7.92	$13.35	$13.26				
Value at end of period	$12.28	$10.78	$11.52	$10.14	$7.92	$13.35				
Number of accumulation units outstanding at end of period	46,648	48,055	48,908	49,727	48,651	2,567				
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.52	$11.63	$10.76	$9.31	$11.32	$10.92				
Value at end of period	$12.47	$11.52	$11.63	$10.76	$9.31	$11.32				
Number of accumulation units outstanding at end of period	54,740	56,059	66,049	97,305	95,618	19,583				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$14.22	$14.20	$12.97	$11.17	$14.88	$14.41				
Value at end of period	$15.71	$14.22	$14.20	$12.97	$11.17	$14.88				
Number of accumulation units outstanding at end of period	80	81	82	84	85	86				
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.73	$15.41	$13.85	$11.24	$16.88					
Value at end of period	$16.66	$14.73	$15.41	$13.85	$11.24					
Number of accumulation units outstanding at end of period	13,313	13,612	13,574	13,598	13,275					
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$14.47	$14.80	$13.43	$11.20	$16.37	$15.76	$14.42	$14.13		
Value at end of period	$16.19	$14.47	$14.80	$13.43	$11.20	$16.37	$15.76	$14.42		
Number of accumulation units outstanding at end of period	6,591	6,275	6,391	7,767	7,731	5,872	3,475	480		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.91	$10.75	$9.56	$7.27	$9.99					
Value at end of period	$12.32	$10.91	$10.75	$9.56	$7.27					
Number of accumulation units outstanding at end of period	155,158	108,135	124,703	129,952	66,211					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
Value at beginning of period	$16.02	$16.90	$13.37	$9.28	$16.58	$14.88	$13.84	$12.87	$12.02	$10.00
Value at end of period	$18.31	$16.02	$16.90	$13.37	$9.28	$16.58	$14.88	$13.84	$12.87	$12.02
Number of accumulation units outstanding at end of period	18,307	18,549	20,013	26,313	17,163	11,673	3,882	2,387	217	225
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$11.04	$11.29	$9.96	$8.08	$12.73	$12.52	$10.66	$10.44		
Value at end of period	$12.77	$11.04	$11.29	$9.96	$8.08	$12.73	$12.52	$10.66		
Number of accumulation units outstanding at end of period	53,833	60,738	59,684	63,325	61,797	28,395	17,422	21,829		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$14.05	$14.43	$12.54	$8.92	$15.68	$14.50	$13.00	$12.44	$11.73	
Value at end of period	$16.43	$14.05	$14.43	$12.54	$8.92	$15.68	$14.50	$13.00	$12.44	
Number of accumulation units outstanding at end of period	7,643	7,940	11,441	13,494	16,556	16,099	12,540	6,578	5,495	
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$7.06	$8.17	$7.28	$5.36	$8.06					
Value at end of period	$8.27	$7.06	$8.17	$7.28	$5.36					
Number of accumulation units outstanding at end of period	7,859	7,433	2,874	2,839	2,278					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.56	$8.73	$8.15	$6.27	$10.20					
Value at end of period	$8.85	$7.56	$8.73	$8.15	$6.27					
Number of accumulation units outstanding at end of period	55,818	59,069	57,735	60,190	67,782					
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.71	$11.10	$10.62	$10.20	$10.01					
Value at end of period	$11.97	$11.71	$11.10	$10.62	$10.20					
Number of accumulation units outstanding at end of period	74,715	77,544	77,812	72,600	42,925					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$12.60	$13.13	$11.78	$9.08	$15.33	$15.40	$13.66	$12.70	$11.23	$10.00
Value at end of period	$14.07	$12.60	$13.13	$11.78	$9.08	$15.33	$15.40	$13.66	$12.70	$11.23
Number of accumulation units outstanding at end of period	4,185	5,423	5,812	6,163	10,395	7,912	6,888	1,241	731	731
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.72	$8.14	$7.79	$6.08	$9.30					
Value at end of period	$8.77	$7.72	$8.14	$7.79	$6.08					
Number of accumulation units outstanding at end of period	50,888	30,092	16,957	17,028	11,508					
OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND®/VA										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$17.96	$18.65	$15.36	$11.38	$18.60	$19.12	$17.86			
Value at end of period	$20.85	$17.96	$18.65	$15.36	$11.38	$18.60	$19.12			
Number of accumulation units outstanding at end of period	4,697	4,299	4,904	5,229	2,595	2,892	916			
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$13.65	$12.39	$11.62	$9.95	$10.85	$9.95	$10.11			
Value at end of period	$14.65	$13.65	$12.39	$11.62	$9.95	$10.85	$9.95			
Number of accumulation units outstanding at end of period	49,755	42,123	44,133	47,383	38,837	9,512	6,798			
PIONEER EQUITY INCOME VCT PORTFOLIO										
Value at beginning of period	$15.26	$14.62	$12.43	$11.07	$16.14	$16.27	$13.50	$12.97	$11.33	$10.00
Value at end of period	$16.55	$15.26	$14.62	$12.43	$11.07	$16.14	$16.27	$13.50	$12.97	$11.33
Number of accumulation units outstanding at end of period	39,361	53,455	52,949	53,764	44,586	40,514	14,602	5,174	1,888	735

APPENDIX B

The Funds

During the accumulation phase, you may allocate your premium payments and contract value to any of the funds available under this contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any fund, and you may lose your principal.

List of Fund Name Changes

Former Fund Name	New Fund Name
ING Davis New York Venture Portfolio	ING Columbia Contrarian Core Portfolio
ING Invesco Van Kampen Comstock Portfolio	ING Invesco Comstock Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Invesco Equity and Income Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Customer Service Center at the address and telephone number listed on the first page of this contract prospectus, by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Franklin Small Cap Value Securities Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
ING American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING American Funds International Portfolio **Investment Adviser to the Portfolio:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital.
ING Balanced Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Financial Management, Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide maximum total return through income and capital appreciation.
ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
ING DFA World Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Index Plus MidCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment (before fees and expenses) results that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING International Value Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^{®}$ Growth Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING SmallCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio* **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC *** WisdomTree^{SM} is a service mark of WisdomTree Investments** ♦ Effective July 12, 2013, this fund will change its name to ING Global Value Advantage Portfolio, and at that time will change its investment objective to: Seeks long-term growth of capital and current income.	Seeks investment returns that closely correspond to the price and yield performance (before fees and expenses) of the WisdomTree^{SM} Global High-Yielding Equity Index.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
PIMCO VIT Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Equity Income VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of 5, 7 and 10 years. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus. To obtain a copy of the Fixed Account II prospectus, please write or call us at the address and phone number listed on the front page of the prospectus.

The Fixed Account
You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's separate account as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio subaccount, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers made to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any withdrawals made to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the income phase payment start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the income phase payment start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:
1. We take the contract value in the Fixed Interest Allocation at the end of the preceding business day;
2. We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3. We add 1) and 2);
4. We subtract from 3) any transfers from that Fixed Interest Allocation; and
5. We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for Fixed Account II.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations
You may elect to participate in our dollar cost averaging program from Fixed Account Interest Allocations with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or funds selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels. You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments
We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information
See the prospectus for Fixed Account II.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2013. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at 1-800-366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $9,000 (10% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total amount withdrawn from the contract would be $27,000 ($90,000 x .30). Therefore, $18,000 ($27,000 – $9,000) is considered an excess withdrawal and would be subject to a 3% surrender charge of $540 ($18,000 x .03). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

Pro-Rata Withdrawal Adjustment for 5% Roll-Up Death Benefit Examples

Example #1: The Contract Value (AV) is Lower than the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $80,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000.   A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $30,000 ($120,000 * ($20,000 / $80,000))

MGDB after Pro-rata Withdrawal = $90,000 ($120,000 – $30,000)

AV after Withdrawal = $60,000 ($80,000 – $20,000)

Example #2: The Contract Value (AV) is Greater than the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $160,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000.   A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $15,000 ($120,000 * ($20,000 / $160,000))

MGDB after Pro-rata Withdrawal = $105,000 ($120,000 – $15,000)

AV after Withdrawal = $140,000 ($160,000 – $20,000)

Example #3: The Contract Value (AV) is Equal to the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $120,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000.   A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $20,000 ($120,000 * ($20,000 / $120,000))

MGDB after Pro-rata Withdrawal = $100,000 ($120,000 – $20,000)

AV after Pro-rata Withdrawal = $100,000 ($120,000 – $20,000)

Special Funds 5% Roll-up Death Benefit Examples

MGDB* if 50% invested in Special Funds			
end of yr	Covered	Special	Total
0	500	500	1,000
1	525	500	1,025
2	551	500	1,051
3	579	500	1,079
4	608	500	1,108
5	638	500	1,138
6	670	500	1,170
7	704	500	1,204
8	739	500	1,239
9	776	500	1,276
10	814	500	1,314

MGDB* if 0% invested in Special Funds			
end of yr	Covered	Special	Total
0	1,000	-	1,000
1	1,050	-	1,050
2	1,103	-	1,103
3	1,158	-	1,158
4	1,216	-	1,216
5	1,276	-	1,276
6	1,340	-	1,340
7	1,407	-	1,407
8	1,477	-	1,477
9	1,551	-	1,551
10	1,629	-	1,629

MGDB* if 100% invested in Special Funds			
end of yr	Covered	Special	Total
0	0	1000	1000
1	0	1000	1000
2	0	1000	1000
3	0	1000	1000
4	0	1000	1000
5	0	1000	1000
6	0	1000	1000
7	0	1000	1000
8	0	1000	1000
9	0	1000	1000
10	0	1000	1000

MGDB* if transferred to Special Funds			
at the beginning of year 6			
end of yr	Covered	Special	Total
0	1,000	-	1,000
1	1,050	-	1,050
2	1,103	-	1,103
3	1,158	-	1,158
4	1,216	-	1,216
5	1,276	-	1,276
6	-	1,276	1,276
7	-	1,276	1,276
8	-	1,276	1,276
9	-	1,276	1,276
10	-	1,276	1,276

MGDB* if transferred to Covered Funds			
at the beginning of year 6			
end of yr	Covered	Special	Total
0	-	1,000	1,000
1	-	1,000	1,000
2	-	1,000	1,000
3	-	1,000	1,000
4	-	1,000	1,000
5	-	1,000	1,000
6	1,050	-	1,050
7	1,103	-	1,103
8	1,158	-	1,158
9	1,216	-	1,216
10	1,276	-	1,276

* MGDB is the 5% Roll-up Minimum Guaranteed Death Benefit.

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1				
Age		**Contract without the MGIB Rider**	**Contract with the MGIB Rider**	**Contract with the MGIB Rider Before 1/12/2009**
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	0.0%	0.00%	0.00%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$100,000	$92,219	$92,219
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$471.00**	**$434.35**	**$434.35**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	**n/a**	**$679.25**	**$721.60**
	Income	$471.00	$679.25	$721.60
Example 2				
Age		**Contract without the MGIB Rider**	**Contract with the MGIB Rider**	**Contract with the MGIB Rider Before 1/12/2009**
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	3.0%	3.0%	3.0%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$134,392	$125,479	$125,479
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$632.98**	**$591.01**	**$591.01**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$125,479	$125,479
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	**n/a**	**$679.25**	**$721.60**
	Income	$632.98	$679.25	$721.60

Example 3				
Age		**Contract without the MGIB Rider**	**Contract with the MGIB Rider**	**Contract with the MGIB Rider Before 1/12/2009**
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	8.0%	8.0%	8.0%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$215,892	$203,538	$203,538
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$1,016.85**	**$958.66**	**$959.93**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$203,538	$203,808
	MGIB Annuity Factor	n/a	4.17	4.17
	MGIB Income	**n/a**	**$848.75**	**$902.87**
	Income	$1,016.85	$958.66	$959.93

The Accumulation Rates shown are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

(For riders issued on or after April 28, 2008, subject to state approval)

The following examples show the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.

Illustration 1: Adjustment to the ING LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. Because the ING LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the ING LifePay Plus Base and contract value before the withdrawal are $100,000 and $90,000, respectively, then the ING LifePay Plus Base will be reduced by 3.33% ($3,000 / $90,000) to $96,667 ((1 – 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate pro-rata reduction to the ING LifePay Plus Base.

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with no surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value before this withdrawal is $50,000, and the contract value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2010 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2011 and 2012 calendar years respectively.

Between July 1, 2010 and December 31, 2011, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2011, the Additional Withdrawal Amount is set equal to the excess of the 2011 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000). Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2011 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2011.

On January 1, 2012, the Additional Withdrawal Amount is set equal to the excess of the 2012 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 – $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2011 calendar year carries over into the 2012 calendar year and is available for withdrawal.

Illustration 5: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 – $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / $48,500) to $4,794 ((1 – 4.12%) * $5,000).

Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the contract value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocation Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Funds ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

Information Regarding Previous Versions of the
ING LifePay Plus and ING Joint LifePay Plus Riders

Important Note:
The following information pertains to the form of ING LifePay Plus and ING Joint LifePay Plus riders available for purchase on and after April 28, 2008 through April 30, 2009, in states where approved. If this form of ING LifePay Plus or ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you have purchased a previous version of this rider, please see page K8 for more information. If you purchased the ING LifePay or ING Joint LifePay rider, please see Appendix L for more information.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

   Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is subject to broker-dealer availability. This version of the ING LifePay Plus rider was available for contracts issued **on and after April 28, 2008 through April 30, 2009** (subject to availability and state approvals) that did not already have a living benefit rider. **The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below**. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

   Rider Effective Date. The rider effective date is the date coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the contract is issued, the rider effective date is also the contract date. If you purchase the ING LifePay Plus rider after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date.

Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	0.65%

This quarterly charge is a percentage of the ING LifePay Plus Base. **If this rider was purchased before January 12, 2009, the current annual charge is 0.55%**. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet once the Lifetime Withdrawal Phase begins. For riders issued before January 12, 2009, we reserve the right to increase the charge for the ING LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase your charge for your first five years after the effective date of the rider.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from the Fixed Account. With the Fixed Account, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Account, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider. The Company may, at its discretion, cancel and/or replace the ING LifePay Plus rider at your request in order to renew or reset the rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1. Terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the rider; or
2. Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse beneficiary elects to continue the contract; or
3. Change the owner of the contract (other than a spousal beneficiary continuation on your death).

Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology used with the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with capitalized words that are underlined indicating headings for ease of reference*. The ING LifePay Plus rider guarantees an amount available for withdrawal from the contract in any contract year once the Lifetime Withdrawal Phase begins -- we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING LifePay Plus rider has an allowance for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the contract owner's death only when the ING LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

   ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: (a) On the contract date, it is equal to the initial premium; and (b) After the contract date, it is equal to the contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

   Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account allocations. For example, assume the current contract value is $90,000 on a contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is either a) a withdrawal before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees); or b) once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the contract but before the ING LifePay Plus riders' guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rate reduction of the ING LifePay Plus Base -- in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges or Market Value Adjustment associated with any Fixed Account allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Illustrations 1, 2, and 6 for examples of the consequences of an excess withdrawal.

Please not that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in calculating your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary -- to equal the greater of: a) the current ING LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

For riders issued before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notices will outline the procedure you will need to follow to do so. Please note, however, that from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

For riders issued before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome as noted above.

6% Compounding Step-Up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING LifePay Plus Base will equal the greatest of a) the current ING LifePay Plus Base; b) the current contract value; and c) the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

Please note there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. For riders added to existing contracts (a post contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

For example, assume a contract owner decides to add the ING LifePay Plus rider on March 15, 2009 to a contract that was purchased on January 1, 2009. The rider effective date is April 1, 2009, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract will be on January 1, 2011.

For riders issued before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:
1. the date income phase payments begin (see "The Income Phase");
2. reduction of the contract value to zero by an Excess Withdrawal;
3. reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4. the surrender of the contract; or
5. the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the even contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

Maximum Annual Withdrawal Percentage	Age
4%	59½ – 64
5%	65+

If the rider was issued prior to January 12, 2009, the Maximum Annual Withdrawal percentage is 5%.

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon an Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). In addition, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event that on the date the Lifetime Withdrawal Phase begins the contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the contract value. The greater the ING LifePay Plus Base, the greater the amount will be available to you for withdrawal under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. In addition, if the contract's income phase commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and the equal payments of the Maximum Annual Withdrawal. For more information about the contract's income phase options, see "The Income Phase" in the prospectus.

Required Minimum Distributions. The ING LifePay Plus rider allows for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year -- without constituting an Excess Withdrawal.

See Illustration 3.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets for riders issued before January 12, 2009), or upon spousal continuation of the ING LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal (a withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the ING LifePay Plus rider). You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status:

1. The contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;
2. No further premium payments will be accepted; and
3. Any other riders issued with the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If, when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death, and the ING LifePay Plus rider remains eligible for the 6% Compounding Step-Ups (7% of Compounding Step-Ups for riders issued before January 12, 2009). Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the Maximum Annual Withdrawal percentage multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:.

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We impose these investment option restrictions in order to lesser the likelihood we would have to make payments under this rider. We require these allocations regardless of your investment instructions under the contract. The ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING Solution Income Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:
- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, a Fixed Allocation Fund may be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that a specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase dated. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
1. Receipt of additional premiums;
2. Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3. Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into a Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

ING LifePay Plus Death Benefit Base. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider. If the ING LifePay Plus rider is purchased on the contract date, the initial ING LifePay Plus Death Benefit Base is equal to the initial premium. If the ING LifePay Plus rider as purchased after the contract date, the initial ING LifePay Plus Death Benefit Base is equal to the contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for the payment of third-party investment advisory fees before the Lifetime Withdrawal Phase beings, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "Withdrawals and Excess Withdrawals" for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if the rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump-sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the contract is continued, the ING LifePay Plus Base is recalculated to equal the contract value, inclusive of the guaranteed death benefit -- UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In these cases, the ING LifePay Plus Base is recalculated to equal the greater of a) the contract value, inclusive of the guaranteed death benefit; and b) the last-calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2009).

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the contract owner's death and spousal continuation are counted in calculating you withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the contract owner's death, subject to any pro-rata adjustment for withdrawals before spousal continuation of the rider.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:
1. spousal continuation as described above;
2. change of owner from one custodian to another custodian;
3. change of owner from a custodian for the benefit of an individual to the same individual;
4. change of owner from an individual to a custodian for the benefit of the same individual;
5. collateral assignments;
6. change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7. change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8. change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and
9. change of owner pursuant to a court order.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that are less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider are not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit" in the prospectus.

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the contract when the death benefit becomes payable, subject to the owner, annuitant, and beneficiary requirement below. The maximum issue age is 80. Both spouses must meet these issue age requirements. The issue age is the age of the owners on the date on the rider effective date. The ING Joint LifePay Plus rider is subject to broker-dealer availability. The ING Joint LifePay Plus rider was available for contracts issued **on and after April 28, 2008 through April 30, 2009** (subject to availability and state approvals) that did not already have a living benefit rider. **The ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant, and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.** The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements.   Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Effective Date. The rider effective date is the date coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider effective date is also the contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date is the date of the contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender; c) begin receiving income phase payments in lieu of payments under the rider; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the rider. The Company may, at its discretion, cancel and/or replace the ING Joint LifePay Plus rider at your request in order to renew or reset the rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:
1. Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;
2. Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or
3. Change the owner of the contract.

Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and are joint owners, or, for a contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes to the ownership of the contract, or changes to the annuitant and/or beneficiary designations, will result in one spouse being deactivated (the spouse is thereafter "inactive"). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that will result in an Active Spouse being deactivated include:
1. For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an Active Spouse;
2. For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); and
3. A spouse's death.

An owner may also request that one spouse be treated as inactive (deactivated). Both contract owners must agree to such a request when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even after a spouse is deactivated, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

Please note that a divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.90%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. **If the rider was purchased before January 12, 2009, the current annual charge is 0.80%.** We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet once the Lifetime Withdrawal Phase begins. For riders issued before January 12, 2009, we reserve the right to increase the charge for the ING LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase the charge for the first five years after the effective date of the rider. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Living Benefit Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Highlights. *This paragraph introduces the terminology used with the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the contract in any contract year once the Lifetime Withdrawal Phase begins -- we use the ING Joint LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The ING Joint LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the contract owner's death only when the ING Joint LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: (a) On the contract date, it is equal to the initial premium; and (b) After the contract date, it is equal to the contract value on the effective date of the rider.

The ING Joint LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING Joint LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING Joint LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account allocations. For example, assume the current contract value is $90,000 on a contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING Joint LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the ING Joint LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rate reduction of the ING Joint LifePay Plus Base -- in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Illustrations 1, 2, and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in calculating your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING Joint LifePay Plus Base is recalculated on each contract anniversary -- to equal the greater of: a) the current ING Joint LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

For riders issued before January 12, 2009, the ING Joint LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). In this circumstance, we call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. Our written notice will outline the procedure you will need to follow to do so. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Please note, however, that from then on the ING Joint LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

For riders issued before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome, as noted above.

6% Compounding Step-Up. The ING Joint LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING Joint LifePay Plus Base will equal the greatest of a) The current ING Joint LifePay Plus Base; b) The current contract value; and c) The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

Please note there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. For riders added to existing contracts (a post contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

For example, assume a contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2009 to a contract that was purchased on January 1, 2009. The rider effective date is April 1, 2009, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract will be on January 1, 2011.

For riders issued before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 65. On this date, the ING Joint LifePay Plus Base is recalculated to equal the greater of the current ING Joint LifePay Plus Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:
1. the date income phase payments begin (see "The Income Phase);
2. reduction of the contract value to zero by an Excess Withdrawal;
3. reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4. the surrender of the contract; or
5. the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the contract; or
6. the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the even contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal percentage of 5% multiplied by the ING Joint LifePay Plus Base. The Maximum Annual Withdrawal is thereafter recalculated whenever the ING Joint LifePay Plus Base is recalculated (for example, upon a Quarterly Ratchet or 7% Compounding Step-Ups).

In the event on the date the Lifetime Withdrawal Phase begins the contract value is greater than the ING Joint LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING Joint LifePay Plus Base will be set equal to the contract value. The greater the ING Joint LifePay Plus Base, the greater the amount will be available to you for withdrawal under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. In addition, if the contract's income phase commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and the equal payments of the Maximum Annual Withdrawal. For more information about the contract's income phase options, see "The Income Phase" in the prospectus.

Required Minimum Distributions. The ING Joint LifePay Plus rider allows for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING Joint LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year -- without constituting an Excess Withdrawal.

See Illustration 3 below, for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Illustration 5, below for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets for riders issued before January 12, 2009) or upon spousal continuation of the ING Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal (a withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider). You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status:

1. The contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2. No further premium payments will be accepted; and
3. Any other riders issued with the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If, when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 65. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death, and the ING Joint LifePay Plus rider remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups for riders issued before January 12, 2009). Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING Joint LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We impose these investment option restrictions in order to lessen the likelihood we would have to make payments under this rider. We require these allocations regardless of your investment instructions to the contract. The ING Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment options restrictions. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING Solution Income Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:
- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Fund. Currently, the Fixed Allocation Funds are:
- ING Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
1. Receipt of additional premiums;
2. Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3. Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into a Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider will continue until the owner's death (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the ING Joint LifePay Plus Base. See "Withdrawals" and "Excess Withdrawal," above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the contract.

ING Joint LifePay Plus Death Benefit Base. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING Joint LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING Joint LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider. If the ING Joint LifePay Plus rider is purchased on the contract date, the initial ING Joint LifePay Plus Death Benefit Base is equal to the initial premium. If the ING Joint LifePay Plus rider is purchased after the contract date, the initial ING Joint LifePay Plus Death Benefit Base is equal to the contract value on the rider effective date.

The ING Joint LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING Joint LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for the payment of third-party investment advisory fees before the Lifetime Withdrawal Phase beings, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING Joint LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "Withdrawals and Excess Withdrawals" for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING Joint LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued prior to January 12, 2009).

In the event the ING Joint LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING Joint LifePay Plus Death Benefit Base dollar for dollar until the earlier of the ING Joint LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING Joint LifePay Plus death benefit is payable to the beneficiary in a lump-sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will continue, SO LONG AS the surviving spouse is an Active Spouse. At that time, the ING Joint LifePay Plus Base is recalculated to equal the greater of a) the contract value, inclusive of the guaranteed death benefit; and b) the last-calculated ING Joint LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 65. The Maximum Annual Withdrawal is recalculated to equal 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING Joint LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the contract owner's death and spousal continuation are counted in calculating you withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the ING Joint LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING Joint LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING Joint LifePay Plus Death Benefit Base equals the ING Joint LifePay Plus Death Benefit Base before the contract owner's death, subject to any pro-rata adjustment for withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1. spousal continuation by an Active Spouse, as described above;
2. change of owner from one custodian to another custodian;
3. change of owner from a custodian for the benefit of an individual to the same individual (the owner's spouse must be named sole beneficiary under the contract to remain an Active Spouse);
4. change of owner from an individual to a custodian for the benefit of the same individual;
5. collateral assignments;
6. for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is an Active Spouse when added as joint owner;
7. for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8. change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that are less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit" in the contract prospectus.

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Important Note:
The following information pertains to the form of ING LifePay Plus and ING Joint LifePay Plus riders available for purchase on and after April 20, 2007 through April 27, 2008. If you purchased the ING LifePay or ING Joint LifePay rider, please see Appendix L for more information.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider date. Some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay Plus rider was available for contracts issued **on and after August 20, 2007 through April 27, 2008** (subject to availability and state approvals) that did not already have a living benefit rider. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

Rider Date. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the contract is issued, the rider date is also the contract date.

Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.50%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from the Fixed Account. With the Fixed Account, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Account, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract's free look period, surrender, begin income phase payments or otherwise terminate the contract. These events automatically cancel the ING LifePay Plus rider. The Company may, at its discretion, cancel and/or replace the ING LifePay Plus rider at your request in order to renew or reset the rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:
1. begin income phase payments, surrender or otherwise terminate your contract during the accumulation phase; or
2. die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the contract.

The ING LifePay Plus rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

   Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the ING LifePay Plus rider is in guaranteed withdrawal status, withdrawals in a contract year up to the Maximum Guaranteed Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:
1. quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2. reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;
3. the income phase commencement date;
4. reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5. reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6. the surrender of the contract, or the election to begin income phase payments; or
7. the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:

1. the income phase commencement date;
2. reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3. reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4. the surrender of the contract or the election to begin income phase payments; or
5. the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Plus Rider Works. The ING LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the income phase commencement date, whichever occurs first.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1. If you purchased the ING LifePay Plus rider on the contract date, the initial ING LifePay Plus Base is equal to the initial premium.
2. If you purchased the ING LifePay Plus rider after the contract date, the initial ING LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date. You may sometimes see the step-up referred to as the Minimum Annual Deferral Enhancement (or MADE).

The ING LifePay Plus Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, then the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:
1. before the withdrawal, for the excess withdrawal; and
2. after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustration 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay Plus rider, subject to the following rules:
1. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2. You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3. Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4. Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year.
5. Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6. The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7. If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3, below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:
1. the contract will provide no further benefits other than as provided under the ING LifePay Plus rider;
2. no further premium payments will be accepted; and
3. any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:
1. the contract will provide no further benefits other than as provided under the ING LifePay Plus rider;
2. no further premium payments will be accepted; and
3. any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING Solution Income Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:
- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING BlackRock Inflation Protected Bond Portfolio
- ING Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, a Fixed Allocation Fund may be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the contract, any allocation of contract value to the Fixed Allocation Fund will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
1. receipt of additional premiums;
2. transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3. withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death–Spouse. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:
1. The rider will continue in the Growth Phase;
2. On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current contract value;
3. The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
4. Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
5. Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available; and
6. The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1. The rider will continue in the Withdrawal Phase.
2. The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.
3. On the quarterly contract anniversary that the date the rider is continued:
   (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the contract and the rider.
   (b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider.
4) The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death–Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump-sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
1. spousal continuation as described above;
2. change of owner from one custodian to another custodian;
3. change of owner from a custodian for the benefit of an individual to the same individual;
4. change of owner from an individual to a custodian for the benefit of the same individual;
5. collateral assignments;
6. change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7. change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8. change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below.

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the date on which the rider is effective. Some broker-dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay Plus rider was available for contracts issued **on and after August 20, 2007 through April 27, 2008** (subject to availability and state approvals) that did not already have a living benefit rider. The ING Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the ING Joint LifePay Plus rider to be elected after a contract has been issued without it, subject to certain conditions. Please contact our Customer Service Center for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.75%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or elect to receive income phase payments in lieu of payments under the ING Joint LifePay Plus rider. These events automatically cancel the ING Joint LifePay Plus rider. The Company may, at its discretion, cancel and/or replace the ING Joint LifePay Plus rider at your request in order to renew or reset the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:
1. terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider;
2. die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or
3. change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1. For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2. For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3. In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. While the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1. quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2. reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;
3. the income phase commencement date;
4. reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5. reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6. the surrender of the contract or the election to begin receiving income phase payments; or
7. the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

  Please note that withdrawals while the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:

1. the income phase commencement date;
2. reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3. reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4. the surrender of the contract; or
5. the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the income phase commencement date, whichever occurs first.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:
1. If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.
2. If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:
- The current ING Joint LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING Joint LifePay Plus Base is recalculated as the greatest of:
- The current ING Joint LifePay Plus Base; or
- The current contract value; and
- The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date. You may sometimes see the step-up referred to as the Minimum Annual Deferral Enhancement (or MADE).

The ING Joint LifePay Plus Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% multiplied by the greater of the contract value and the ING Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING Joint LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustration 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1. If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2. You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3. Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4. Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year.
5. Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6. The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7. If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3, below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:
1. the contract will provide no further benefits other than as provided under the ING Joint LifePay Plus rider;
2. no further premium payments will be accepted; and
3. any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:
1. the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2. no further premium payments will be accepted; and
3. any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Fund. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING Solution Income Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:
- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING BlackRock Inflation Protected Bond Portfolio
- ING Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
1. receipt of additional premiums;
2. transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3. withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1. **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as 5% percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

2. If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

    If the surviving spouse is in inactive status: The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1. spousal continuation by an active spouse, as described above;
2. change of owner from one custodian to another custodian for the benefit of the same individual;
3. change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4. change of owner from an individual to a custodian for the benefit of the same individual;
5. collateral assignments;
6. for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7. for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8. change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 – $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700.

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 – 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

ING LifePay and ING Joint LifePay Riders

(Available for contracts issued through August 20, 2007, subject to state approval)

ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay) Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

   Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural person. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. Some broker-dealers may limit availability of the rider to ages younger than 80, but in no event less than 50. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including compliance with the investment option restrictions described below. The rider will be effective as of that contract anniversary.

Rider Date. The rider date is the date the ING LifePay rider becomes effective. The rider date is also the contract date if you purchased the ING LifePay rider when the contract was issued.

Charge. The charge for the ING LifePay rider is deducted quarterly from your contract value as follows:

As an Annual Charge (Charge Deducted Quarterly)	As a Quarterly Charge	Maximum Annual Charge if Reset Option Elected
0.40% of contract value	0.10% of contract value	1.20% of contract value

The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option, subject to the maximum annual charge. For more information on this rider, including when Lifetime Automatic Periodic Benefit status begins, please see "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider" below. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay rider, you may not cancel it unless you a) cancel the contract during the contract's free look period, b) surrender, c) begin income phase payments, or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING LifePay rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The ING LifePay rider is a "living benefit," which means the guaranteed benefits offered by the rider is intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:

1. Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;
2. Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract; or
3. Change the owner of the contract.

Other circumstances that may cause a rider to terminate automatically are discussed below with each rider.

Lifetime Guaranteed Withdrawal Status. This status begins on the rider date and continues until the earliest of:

1. the income phase start date;
2. reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3. reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4. the surrender of the contract; or
5. the death of the contract owner (or in the case of joint owners, the first contract owner, or the annuitant in the case of a custodial IRA) unless your spouse beneficiary elects to continue the contract.

For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below.

As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

    How the ING LifePay Rider Works. The ING LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the rider date and ends as of the business day before the first withdrawal is taken (or when the income phase start date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal (other than investment advisory fees, as described below) or the income phase start date, whichever occurs first.

During the accumulation phase of the contract, the ING LifePay rider may be in either the Growth Phase or the Withdrawal Phase. The ING LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the ING LifePay rider by electing to enter the income phase and begin receiving income phase payments. However, if you have not elected to begin receiving income phase payments, and the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the ING LifePay rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive income phase payments.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal as follows:

1. If you purchased the ING LifePay rider on the contract date, the initial ING LifePay Base is equal to the initial premium.
2. If you purchased the ING LifePay rider after the contract date, the initial ING LifePay Base is equal to the contract value on the rider date.
3. The initial ING LifePay Base is increased dollar-for-dollar by premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the contract value if the contract value is greater than the current ING LifePay Base on each quarterly contract anniversary after the effective date of the rider, during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal. However, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the rider date (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

If the ING LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the rider will enter the Withdrawal Phase and the income phase will begin. In lieu of the income phase payment options available under the contract, you may elect a life-only income phase payment option under which we will pay the greater of the income phase payout under the contract and annual payments equal to the Maximum Annual Withdrawal.

Withdrawals in a contract year that do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion that the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:
1. before the withdrawal, for the excess withdrawal; and
2. after the withdrawal for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustration 1 and 2 below for an example of this concept.

Required Minimum Distributions. Withdrawals taken from this contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for the purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay rider, subject to the following rules:
1. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2. You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3. Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4. Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal, other than Required Minimum Distributions will count against and reduce any Additional Withdrawal Amount.
5. Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6. The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year. The Additional Withdrawal Amount when recalculated, will not include your Required Minimum Distribution for a calendar year, or any portion thereof, that may otherwise be taken after that calendar year's end.
7. If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be set equal to the amount in excess of the Additional Withdrawal Amount necessary to satisfy the Required Minimum Distribution (if any).

See Appendix Illustration 3, below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status,
1. the contract will provide no further benefits other than as provided in the ING LifePay rider;
2. no further premium payments will be accepted; and
3. any other riders attached to the contract will terminate, unless otherwise specified in the rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if 5% of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to 5% of the contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Illustration 4, below.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with lifetime payments (subject to the terms and restrictions of the ING LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of such contract value be invested in the Fixed Allocation Fund. See "Fixed Allocation Funds Automatic Rebalancing" below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING Solution Income Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:
- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING BlackRock Inflation Protected Bond Portfolio
- ING Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds and the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Funds and Other Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:
1. receipt of additional premiums;
2. transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3. withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:
1. if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("notice date") of the contract owner (or in the case of joint contract owners, the death of the first owner) or the annuitant if there is a non-natural owner; or
2. the date the rider enters Lifetime Automatic Periodic Benefit status.

Under 1), above, the rider terminates on the death of the first owner, even if the owner is not the annuitant. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** Under 2), above, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. No other death benefit is payable in this situation.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the contract (see, "Death Benefit Choices–Continuation After Death – Spouse"), this rider will also continue, provided the following conditions are met:
1. The spouse is at least 50 years old on the date the contract is continued; and
2. The spouse becomes the annuitant and sole contract owner.

If the rider is in the Growth Phase at the time of spousal continuation:
1. The rider will continue in the Growth Phase;
2. On the date the rider is continued, the ING LifePay Base will be reset to equal the then current contract value; and
3. The ING LifePay charges will restart and be the same as were in effect prior to the notice date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:
1. The rider will continue in the Withdrawal Phase;
2. On the contract anniversary following the date the rider is continued,
    (a) If the surviving spouse had not been the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by 5%, and the Maximum Annual Withdrawal is considered to be zero from the notice date to that contract anniversary. Withdrawals are permitted pursuant to the other provisions of the contract. Withdrawals causing the contract value to fall to zero will terminate the contract and rider.
    (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the notice date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by 5%. The Maximum Annual Withdrawal does not go to zero on the notice date, and withdrawals may continue under the rider provisions.
3. The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the notice date.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death–Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
1. spousal continuation as described above;
2. change of owner from one custodian to another custodian;
3. change of owner from a custodian for the benefit of an individual to the same individual;
4. change of owner from an individual to a custodian for the benefit of the same individual;
5. collateral assignments;
6. change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7. change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8. change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges.

Loans. The portion of any Contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay rider if loans are contemplated.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider–Death of Owner or Annuitant" for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay) Rider. The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals you may take from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. Annual withdrawals in excess of the annual withdrawal amount allowed under the rider will reduce the amount of allowable future annual withdrawals, and may result in your inability to receive lifetime payments under the rider. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant, and Beneficiary Designation Requirements" below.

The minimum issue age is 60 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. Some broker-dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 60. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is currently only available if you have not already purchased an optional living benefit rider. We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions" below. The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract or as an IRA. In both cases the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner of a contract issued as an IRA, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The rider date is the date the ING Joint LifePay rider becomes effective. The rider date is also the contract date if you purchased the ING Joint LifePay rider when the contract was issued.

Charge. The charge for the ING Joint LifePay rider is deducted quarterly from your contract value as follows:

As an Annual Charge (Charge Deducted Quarterly)	As a Quarterly Charge	Maximum Annual Charge if Reset Option Elected
0.65% of contract value	0.1625% of contract value	1.50% of contract value

The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option, subject to the maximum annual charge. For more information on this rider, including when Lifetime Automatic Periodic Benefit status begins, please see "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider" below. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay rider, you may not cancel it unless you a) cancel the contract during the contract's free look period, b) surrender, c) begin income phase payments, or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING Joint LifePay rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The ING Joint LifePay rider a "living benefit," which means the guaranteed benefits offered by the rider is intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:
1. Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;
2. Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider); or
3. Change the owner of the contract (other than a spousal continuation by an active spouse).

Other circumstances that may cause a rider to terminate automatically are discussed below with each rider.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1. For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2. For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse, or any change of beneficiary (including the addition of primary beneficiaries).
3. In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce" below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of: not used in other sections

1. the income phase commencement date;
2. reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3. reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4. the surrender of the contract; or
5. the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

For more information on the impact of a withdrawal reducing the contract value to zero on the Maximum Annual Withdrawal, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than investment advisory fees, as described below), or the income phase commencement date, whichever occurs first. During the accumulation phase of the contract, the ING Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the contract, the rider may only be in the Withdrawal Phase. The rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the rider by electing to enter the income phase and begin receiving income phase payments. However, if you have not elected to begin receiving income phase payments, and the rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive income phase payments.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1. If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.
2. If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.
3. The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal.

If the ING Joint LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and income phase payments will begin. In lieu of the income phase options under the Contract, you may elect a life only income phase option under which we will pay the greater of the income phase payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction for the amount withdrawn up to the Maximum Annual Withdrawal but before the deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustration 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1. If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2. You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3. Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4. Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.

5. Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6. The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year. The Additional Withdrawal Amount, when recalculated, will not include your Required Minimum Distribution for a calendar year, or any portion thereof, that may otherwise be taken after that calendar year's end.

7. If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3, below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the contract owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:
1. the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;
2. no further premium payments will be accepted; and
3. any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if 5% of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to 5% of the contract value on the Reset Effective Date. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 4, below.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider, as described in this supplement), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Fund. We will require this allocation regardless of your investment instructions to the contrary, as described further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING Solution Income Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:
- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING BlackRock Inflation Protected Bond Portfolio
- ING Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:
1. receipt of additional premiums;
2. transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3. withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1. **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or 5% of the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2. **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
1. spousal continuation by an active spouse, as described above;
2. change of owner from one custodian to another custodian for the benefit of the same individual;
3. change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4. change of owner from an individual to a custodian for the benefit of the same individual;
5. collateral assignments;
6. for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7. for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8. for nonqualified contracts, change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay and the ING Joint LifePay riders, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits."

ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 – $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 – 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. On January 31, the Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).



ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa.

Statement of Additional Information

RETIREMENT SOLUTIONS — ING ROLLOVER CHOICE^{SM}

DEFERRED COMBINATION VARIABLE
AND FIXED ANNUITY CONTRACT

ISSUED BY
SEPARATE ACCOUNT B

OF
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF PROSPECTUS
AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2013

Table of Contents

Introduction

This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account B

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets

ING USA acts as its own custodian for Separate Account B.

Experts

The statements of assets and liabilities of Separate Account B as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2012, 2011 and 2010 commissions paid by ING USA, including amounts paid by its affiliated Companies, RLNY & ILIAC, to Directed Services LLC aggregated $225,489,553, $218,345,765 and $219,973,765, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $141,124,215, $143,404,615 and $146,897,323 for the years ended 2012, 2011 and 2010, respectively.

Published Ratings

From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher AUV's or contract values.

Illustration of Calculation of AUV
　　Example 1.

1.	AUV, beginning of period	$10.00
2.	Value of securities, beginning of period	$10.00
3.	Change in value of securities	$0.10
4.	Gross investment return (3) divided by (2)	0.01
5.	Less daily mortality and expense charge	0.00004280
6.	Less asset based administrative charge	0.00000411
7.	Net investment return (4) minus (5) minus (6)	0.009953092
8.	Net investment factor (1.000000) plus (7)	1.009953092
9.	AUV, end of period (1) multiplied by (8)	$10.09953092

Illustration of Purchase of Units (Assuming no state premium tax)
　　Example 2.

1.	Initial premium payment	$1,000
2.	AUV on effective date of purchase (see Example 1)	$10.00
3.	Number of units purchased (1) divided by (2)	100
4.	AUV for valuation date following purchase (see Example 1)	$10.09953092
5.	Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

IRA Partial Withdrawal Option

If the contract owner has an IRA contract and will attain age 70½ in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70½. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

ING USA notifies the contract owner of these regulations with a letter mailed in the calendar year in which the contract owner reaches age 70½ which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when ING USA receives the completed election form. ING USA calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin; we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Financial Statements of Separate Account B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
    Statements of Assets and Liabilities as of December 31, 2012
    Statements of Operations for the year ended December 31, 2012
    Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011
Notes to Financial Statements

Financial Statements of ING USA Annuity and Life Insurance Company

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
    Balance Sheets as of December 31, 2012 and 2011
    Statements of Operations for the years ended December 31, 2012, 2011 and 2010
    Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010
    Statements of Changes in Shareholder's Equity for the years ended December 31, 2012, 2011 and 2010
    Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
Notes to Financial Statements

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account B
Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

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ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying financial statements of ING USA Annuity and Life Insurance Company Separate Account B (the "Account"), which comprises the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 3, 2013

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1
Assets					
Investments in mutual funds at fair value	$ 993,488	$ 325	$ 128,890	$ 13	$ 299
Total assets	993,488	325	128,890	13	299
Liabilities					
Payable to related parties	75	-	23	-	-
Total liabilities	75	-	23	-	-
Net assets	$ 993,413	$ 325	$ 128,867	$ 13	$ 299
Total number of mutual fund shares	69,280,864	24,867	8,391,271	968	37,620
Cost of mutual fund shares	$ 928,184	$ 339	$ 143,177	$ 12	$ 283

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 159,116	$ 670,399	$ 11,060	$ 4,876
Total assets	3	159,116	670,399	11,060	4,876
Liabilities					
Payable to related parties	-	21	66	-	-
Total liabilities	-	21	66	-	-
Net assets	$ 3	$ 159,095	$ 670,333	$ 11,060	$ 4,876
Total number of mutual fund shares	324	8,109,891	25,784,592	606,704	399,691
Cost of mutual fund shares	$ 3	$ 189,411	$ 601,876	$ 7,150	$ 4,714

The accompanying notes are an integral part of these financial statements.

3

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 1,185,699	$ 392,947	$ 14,790	$ 11,030	$ 1,009,153
Total assets	1,185,699	392,947	14,790	11,030	1,009,153
Liabilities					
Payable to related parties	125	30	1	1	106
Total liabilities	125	30	1	1	106
Net assets	$ 1,185,574	$ 392,917	$ 14,789	$ 11,029	$ 1,009,047
Total number of mutual fund shares	91,985,927	35,918,349	1,343,313	1,068,815	62,178,250
Cost of mutual fund shares	$ 1,109,604	$ 286,115	$ 13,654	$ 10,543	$ 1,119,263

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 185,983	$ 198,656	$ 568,906	$ 69	$ 146,132
Total assets	185,983	198,656	568,906	69	146,132
Liabilities					
Payable to related parties	16	26	50	-	18
Total liabilities	16	26	50	-	18
Net assets	$ 185,967	$ 198,630	$ 568,856	$ 69	$ 146,114
Total number of mutual fund shares	17,078,366	14,914,124	51,954,910	6,292	13,406,612
Cost of mutual fund shares	$ 192,156	$ 161,385	$ 559,157	$ 70	$ 127,424

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 446,320	$ 130,689	$ 1,935	$ 283,312	$ 20,240
Total assets	446,320	130,689	1,935	283,312	20,240
Liabilities					
Payable to related parties	37	13	-	53	3
Total liabilities	37	13	-	53	3
Net assets	$ 446,283	$ 130,676	$ 1,935	$ 283,259	$ 20,237
Total number of mutual fund shares	42,628,491	11,763,178	173,256	10,438,908	749,891
Cost of mutual fund shares	$ 422,752	$ 105,915	$ 1,627	$ 228,046	$ 17,590

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 160,733	$ 596,416	$ 30,182	$ 483,726	$ 10,260
Total assets	160,733	596,416	30,182	483,726	10,260
Liabilities					
Payable to related parties	15	99	4	46	1
Total liabilities	15	99	4	46	1
Net assets	$ 160,718	$ 596,317	$ 30,178	$ 483,680	$ 10,259
Total number of mutual fund shares	18,182,444	38,778,680	1,973,969	46,918,127	997,066
Cost of mutual fund shares	$ 130,661	$ 528,972	$ 26,511	$ 443,923	$ 9,169

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 176,583	$ 768,338	$ 72,220	$ 410,721	$ 21,588
Total assets	176,583	768,338	72,220	410,721	21,588
Liabilities					
Payable to related parties	16	72	6	59	3
Total liabilities	16	72	6	59	3
Net assets	$ 176,567	$ 768,266	$ 72,214	$ 410,662	$ 21,585
Total number of mutual fund shares	20,485,276	85,276,173	3,970,292	21,940,225	1,160,623
Cost of mutual fund shares	$ 159,150	$ 704,778	$ 79,814	$ 447,732	$ 25,139

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 373,710	$ 44,652	$ 565,618	$ 26,946	$ 223,987
Total assets	373,710	44,652	565,618	26,946	223,987
Liabilities					
Payable to related parties	66	5	70	3	23
Total liabilities	66	5	70	3	23
Net assets	$ 373,644	$ 44,647	$ 565,548	$ 26,943	$ 223,964
Total number of mutual fund shares	15,841,889	1,904,123	27,167,029	1,306,787	14,630,105
Cost of mutual fund shares	$ 356,075	$ 45,831	$ 519,966	$ 24,254	$ 184,392

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 33,174	$ 1,901,488	$ 214,566	$ 856	$ 76,891
Total assets	33,174	1,901,488	214,566	856	76,891
Liabilities					
Payable to related parties	4	209	26	-	11
Total liabilities	4	209	26	-	11
Net assets	$ 33,170	$ 1,901,279	$ 214,540	$ 856	$ 76,880
Total number of mutual fund shares	2,183,965	134,191,101	14,686,245	58,889	8,412,544
Cost of mutual fund shares	$ 27,289	$ 1,803,880	$ 197,437	$ 655	$ 70,123

The accompanying notes are an integral part of these financial statements.

10

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 62,741	$ 822,886	$ 15,421	$ 405,326	$ 16,540
Total assets	62,741	822,886	15,421	405,326	16,540
Liabilities					
Payable to related parties	14	131	2	84	2
Total liabilities	14	131	2	84	2
Net assets	$ 62,727	$ 822,755	$ 15,419	$ 405,242	$ 16,538
Total number of mutual fund shares	6,145,038	822,886,171	15,420,738	21,525,553	884,955
Cost of mutual fund shares	$ 64,909	$ 822,886	$ 15,421	$ 330,271	$ 13,371

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 614,174	$ 30,936	$ 460,236	$ 357,557	$ 59,533
Total assets	614,174	30,936	460,236	357,557	59,533
Liabilities					
Payable to related parties	102	4	61	40	7
Total liabilities	102	4	61	40	7
Net assets	$ 614,072	$ 30,932	$ 460,175	$ 357,517	$ 59,526
Total number of mutual fund shares	38,100,132	1,937,119	30,682,396	21,749,227	3,643,375
Cost of mutual fund shares	$ 596,601	$ 31,475	$ 429,376	$ 294,482	$ 48,975

The accompanying notes are an integral part of these financial statements.

12

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 49,207	$ 590,793	$ 2,930,217	$ 64,895	$ 45,388
Total assets	49,207	590,793	2,930,217	64,895	45,388
Liabilities					
Payable to related parties	4	66	255	6	6
Total liabilities	4	66	255	6	6
Net assets	$ 49,203	$ 590,727	$ 2,929,962	$ 64,889	$ 45,382
Total number of mutual fund shares	4,389,572	55,577,890	239,985,052	5,345,537	3,967,520
Cost of mutual fund shares	$ 47,082	$ 545,878	$ 2,867,371	$ 62,565	$ 45,005

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 438,357	$ 584,981	$ 4,209,105	$ 2,853,203	$ 1,668,639
Total assets	438,357	584,981	4,209,105	2,853,203	1,668,639
Liabilities					
Payable to related parties	72	56	614	322	175
Total liabilities	72	56	614	322	175
Net assets	$ 438,285	$ 584,925	$ 4,208,491	$ 2,852,881	$ 1,668,464
Total number of mutual fund shares	38,758,363	61,706,844	372,817,093	248,320,581	144,096,661
Cost of mutual fund shares	$ 419,112	$ 544,421	$ 3,457,821	$ 2,375,532	$ 1,418,866

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,461,723	$ 77,170	$ 645,295	$ 24,317	$ 144,838
Total assets	2,461,723	77,170	645,295	24,317	144,838
Liabilities					
Payable to related parties	295	8	88	3	17
Total liabilities	295	8	88	3	17
Net assets	$ 2,461,428	$ 77,162	$ 645,207	$ 24,314	$ 144,821
Total number of mutual fund shares	98,233,143	3,091,765	49,071,851	1,863,343	12,379,340
Cost of mutual fund shares	$ 2,213,336	$ 71,673	$ 590,428	$ 23,420	$ 155,819

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Small- Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 243,298	$ 4,627	$ 100	$ 1,828	$ 351,077
Total assets	243,298	4,627	100	1,828	351,077
Liabilities					
Payable to related parties	35	-	-	-	-
Total liabilities	35	-	-	-	-
Net assets	$ 243,263	$ 4,627	$ 100	$ 1,828	$ 351,077
Total number of mutual fund shares	19,448,305	372,256	10,906	151,946	15,145,683
Cost of mutual fund shares	$ 237,589	$ 4,570	$ 119	$ 1,615	$ 250,122

The accompanying notes are an integral part of these financial statements.

16

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 125,010	$ 244,783	$ 8,567	$ 711	$ 5,715
Total assets	125,010	244,783	8,567	711	5,715
Liabilities					
Payable to related parties	11	19	-	-	1
Total liabilities	11	19	-	-	1
Net assets	$ 124,999	$ 244,764	$ 8,567	$ 711	$ 5,714
Total number of mutual fund shares	10,908,387	13,055,071	746,217	23,722	191,771
Cost of mutual fund shares	$ 84,068	$ 206,471	$ 8,363	$ 649	$ 5,812

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 189,092	$ 1,521	$ 176,309	$ 168,053	$ 4,776
Total assets	189,092	1,521	176,309	168,053	4,776
Liabilities					
Payable to related parties	20	19	-	13	1
Total liabilities	20	19	-	13	1
Net assets	$ 189,072	$ 1,502	$ 176,309	$ 168,040	$ 4,775
Total number of mutual fund shares	16,428,471	41,762	4,866,380	10,063,027	317,151
Cost of mutual fund shares	$ 163,261	$ 1,389	$ 152,753	$ 142,410	$ 4,237

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 130,904	$ 5,259	$ 15,403	$ 16,393	$ 9,409
Total assets	130,904	5,259	15,403	16,393	9,409
Liabilities					
Payable to related parties	13	-	-	1	1
Total liabilities	13	-	-	1	1
Net assets	$ 130,891	$ 5,259	$ 15,403	$ 16,392	$ 9,408
Total number of mutual fund shares	8,947,627	431,429	1,358,310	1,410,797	786,736
Cost of mutual fund shares	$ 123,015	$ 4,787	$ 13,871	$ 13,141	$ 8,072

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,283	$ 5,875	$ 8,501	$ 158,188	$ 609,723
Total assets	1,283	5,875	8,501	158,188	609,723
Liabilities					
Payable to related parties	-	-	-	14	74
Total liabilities	-	-	-	14	74
Net assets	$ 1,283	$ 5,875	$ 8,501	$ 158,174	$ 609,649
Total number of mutual fund shares	106,007	532,630	988,474	2,506,544	54,979,560
Cost of mutual fund shares	$ 1,139	$ 5,499	$ 5,829	$ 146,691	$ 532,124

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 5,110	$ 1,560	$ 505	$ 1,042	$ 1,198,383
Total assets	5,110	1,560	505	1,042	1,198,383
Liabilities					
Payable to related parties	-	-	-	-	131
Total liabilities	-	-	-	-	131
Net assets	$ 5,110	$ 1,560	$ 505	$ 1,042	$ 1,198,252
Total number of mutual fund shares	524,668	141,051	46,244	94,763	49,316,153
Cost of mutual fund shares	$ 5,270	$ 1,541	$ 525	$ 988	$ 1,098,809

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Assets					
Investments in mutual funds					
at fair value	$ 65	$ 701,339	$ 3,515	$ 1,696	$ 6,922
Total assets	65	701,339	3,515	1,696	6,922
Liabilities					
Payable to related parties	-	118	-	-	1
Total liabilities	-	118	-	-	1
Net assets	$ 65	$ 701,221	$ 3,515	$ 1,696	$ 6,921
Total number of mutual fund shares	2,647	28,837,959	455,911	221,363	725,568
Cost of mutual fund shares	$ 63	$ 581,236	$ 3,904	$ 1,982	$ 7,086

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 23,807	$ 186,226	$ 8,829	$ 2,261	$ 52,714
Total assets	23,807	186,226	8,829	2,261	52,714
Liabilities					
Payable to related parties	7	21	1	-	4
Total liabilities	7	21	1	-	4
Net assets	$ 23,800	$ 186,205	$ 8,828	$ 2,261	$ 52,710
Total number of mutual fund shares	2,402,368	34,939,219	891,796	184,590	3,714,855
Cost of mutual fund shares	$ 24,218	$ 188,992	$ 8,128	$ 2,204	$ 51,079

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 120,491	$ 108,190	$ 81,430	$ 45,023	$ 4,665
Total assets	120,491	108,190	81,430	45,023	4,665
Liabilities					
Payable to related parties	19	13	10	4	1
Total liabilities	19	13	10	4	1
Net assets	$ 120,472	$ 108,177	$ 81,420	$ 45,019	$ 4,664
Total number of mutual fund shares	7,906,217	6,161,156	5,315,306	5,353,460	498,963
Cost of mutual fund shares	$ 118,964	$ 102,969	$ 79,728	$ 43,065	$ 4,846

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 152,883	$ 330,068	$ 61,927	$ 246,598	$ 123,550
Total assets	152,883	330,068	61,927	246,598	123,550
Liabilities					
Payable to related parties	23	59	5	44	8
Total liabilities	23	59	5	44	8
Net assets	$ 152,860	$ 330,009	$ 61,922	$ 246,554	$ 123,542
Total number of mutual fund shares	9,149,177	30,088,282	4,354,921	13,460,566	9,995,967
Cost of mutual fund shares	$ 127,254	$ 269,005	$ 57,774	$ 180,685	$ 116,116

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 151,314	$ 82,215	$ 241,749	$ 176,345	$ 6,905
Total assets	151,314	82,215	241,749	176,345	6,905
Liabilities					
Payable to related parties	14	6	25	17	-
Total liabilities	14	6	25	17	-
Net assets	$ 151,300	$ 82,209	$ 241,724	$ 176,328	$ 6,905
Total number of mutual fund shares	11,839,889	4,248,830	22,097,739	21,427,048	826,951
Cost of mutual fund shares	$ 144,806	$ 71,876	$ 241,275	$ 143,598	$ 8,051

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 349,433	$ 58,288	$ 73	$ 65	$ 1,478
Total assets	349,433	58,288	73	65	1,478
Liabilities					
Payable to related parties	66	10	-	-	-
Total liabilities	66	10	-	-	-
Net assets	$ 349,367	$ 58,278	$ 73	$ 65	$ 1,478
Total number of mutual fund shares	27,798,939	2,693,511	4,759	10,879	74,033
Cost of mutual fund shares	$ 285,764	$ 49,128	$ 77	$ 63	$ 1,003

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Assets					
Investments in mutual funds					
at fair value	$ 14,814	$ 13,428	$ 11,204	$ 6,720	$ 5,178
Total assets	14,814	13,428	11,204	6,720	5,178
Liabilities					
Payable to related parties	-	-	3	1	1
Total liabilities	-	-	3	1	1
Net assets	$ 14,814	$ 13,428	$ 11,201	$ 6,719	$ 5,177
Total number of mutual fund shares	1,039,548	621,675	379,529	311,235	741,864
Cost of mutual fund shares	$ 13,947	$ 11,704	$ 11,612	$ 8,073	$ 12,318

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Invesco Van Kampen American Franchise Fund - Class I Shares	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 16,728	$ 1,122	$ 1,443	$ 747	$ 233
Total assets	16,728	1,122	1,443	747	233
Liabilities					
Payable to related parties	3	-	-	-	-
Total liabilities	3	-	-	-	-
Net assets	$ 16,725	$ 1,122	$ 1,443	$ 747	$ 233
Total number of mutual fund shares	461,085	44,645	107,139	51,088	29,522
Cost of mutual fund shares	$ 17,157	$ 870	$ 1,346	$ 695	$ 179

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Wells Fargo Advantage VT Total Return Bond Fund
Assets	
Investments in mutual funds	
at fair value	$ 712
Total assets	712
Liabilities	
Payable to related parties	-
Total liabilities	-
Net assets	$ 712
Total number of mutual fund shares	65,786
Cost of mutual fund shares	$ 663

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A
Net investment income (loss)					
Income:					
Dividends	$ 30	$ 14,487	$ 7	$ 373	$ -
Total investment income	30	14,487	7	373	-
Expenses:					
Mortality, expense risk and other charges	103	18,048	5	2,316	-
Annual administrative charges	(1)	155	-	45	-
Contingent deferred sales charges	2	362	-	52	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	43	8,602	-	1,121	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	147	27,167	5	3,534	-
Net investment income (loss)	(117)	(12,680)	2	(3,161)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,876	55,930	(1)	(2,841)	-
Capital gains distributions	-	3,265	-	5,992	-
Total realized gain (loss) on investments and capital gains distributions	1,876	59,195	(1)	3,151	-
Net unrealized appreciation (depreciation) of investments	1,714	25,261	31	10,402	1
Net realized and unrealized gain (loss) on investments	3,590	84,456	30	13,553	1
Net increase (decrease) in net assets resulting from operations	$ 3,473	$ 71,776	$ 32	$ 10,392	$ 1

The accompanying notes are an integral part of these financial statements.

31

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 4,547	$ 7,472	$ 88
Total investment income	-	-	4,547	7,472	88
Expenses:					
Mortality, expense risk and other charges	5	-	2,700	11,448	122
Annual administrative charges	-	-	45	141	1
Contingent deferred sales charges	-	-	72	347	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	1,107	4,801	58
Amortization of deferred charges	-	-	-	-	-
Total expenses	5	-	3,924	16,737	182
Net investment income (loss)	(5)	-	623	(9,265)	(94)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	-	(6,170)	(37,161)	(138)
Capital gains distributions	-	-	10,260	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	4,090	(37,161)	(138)
Net unrealized appreciation (depreciation) of investments	54	-	16,690	132,644	1,986
Net realized and unrealized gain (loss) on investments	55	-	20,780	95,483	1,848
Net increase (decrease) in net assets resulting from operations	$ 50	$ -	$ 21,403	$ 86,218	$ 1,754

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 149	$ 50,880	$ 4,867	$ 156	$ 1,354
Total investment income	149	50,880	4,867	156	1,354
Expenses:					
Mortality, expense risk and other charges	62	20,021	6,283	179	18,925
Annual administrative charges	1	263	65	3	42
Contingent deferred sales charges	-	847	247	6	652
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	8	8,124	3,012	73	8,431
Amortization of deferred charges	-	-	-	-	-
Total expenses	71	29,255	9,607	261	28,050
Net investment income (loss)	78	21,625	(4,740)	(105)	(26,696)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(213)	(9,267)	3,338	(11)	(46,498)
Capital gains distributions	-	-	947	10	39,311
Total realized gain (loss) on investments and capital gains distributions	(213)	(9,267)	4,285	(1)	(7,187)
Net unrealized appreciation (depreciation) of investments	754	63,614	43,813	1,427	150,180
Net realized and unrealized gain (loss) on investments	541	54,347	48,098	1,426	142,993
Net increase (decrease) in net assets resulting from operations	$ 619	$ 75,972	$ 43,358	$ 1,321	$ 116,297

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 126	$ 13,479	$ 2,625	$ 4,727	$ 333
Total investment income	126	13,479	2,625	4,727	333
Expenses:					
Mortality, expense risk and other charges	124	17,180	3,166	3,657	328
Annual administrative charges	2	217	32	11	1
Contingent deferred sales charges	5	521	79	111	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	60	7,484	1,587	1,566	171
Amortization of deferred charges	-	-	-	-	-
Total expenses	191	25,402	4,864	5,345	504
Net investment income (loss)	(65)	(11,923)	(2,239)	(618)	(171)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(62)	(65,844)	651	(207,064)	(16,017)
Capital gains distributions	21	-	14,283	-	-
Total realized gain (loss) on investments and capital gains distributions	(41)	(65,844)	14,934	(207,064)	(16,017)
Net unrealized appreciation (depreciation) of investments	877	211,784	5,035	212,846	16,511
Net realized and unrealized gain (loss) on investments	836	145,940	19,969	5,782	494
Net increase (decrease) in net assets resulting from operations	$ 771	$ 134,017	$ 17,730	$ 5,164	$ 323

The accompanying notes are an integral part of these financial statements.

34

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Bond Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 1,387	$ 3,582	$ -	$ 724	$ 11,913
Total investment income	1,387	3,582	-	724	11,913
Expenses:					
Mortality, expense risk					
and other charges	3,362	9,271	1	2,613	7,522
Annual administrative charges	55	100	-	40	75
Contingent deferred sales charges	115	680	-	82	425
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,440	4,065	-	1,075	3,573
Amortization of deferred charges	-	-	-	-	-
Total expenses	4,972	14,116	1	3,810	11,595
Net investment income (loss)	(3,585)	(10,534)	(1)	(3,086)	318
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,696	6,960	(13)	13,265	12,152
Capital gains distributions	2,910	27,469	-	-	11,677
Total realized gain (loss) on investments					
and capital gains distributions	5,606	34,429	(13)	13,265	23,829
Net unrealized appreciation					
(depreciation) of investments	25,003	(5,449)	31	5,868	(7,352)
Net realized and unrealized gain (loss)					
on investments	30,609	28,980	18	19,133	16,477
Net increase (decrease) in net assets					
resulting from operations	$ 27,024	$ 18,446	$ 17	$ 16,047	$ 16,795

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 690	$ 7	$ 2,853	$ 181	$ 3,373
Total investment income	690	7	2,853	181	3,373
Expenses:					
Mortality, expense risk and other charges	2,167	34	5,119	372	2,671
Annual administrative charges	28	-	113	5	30
Contingent deferred sales charges	86	-	178	5	98
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	977	18	1,854	189	1,350
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,258	52	7,264	571	4,149
Net investment income (loss)	(2,568)	(45)	(4,411)	(390)	(776)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,587)	(105)	(22,078)	(884)	(3,040)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,587)	(105)	(22,078)	(884)	(3,040)
Net unrealized appreciation (depreciation) of investments	32,157	529	62,236	3,677	26,004
Net realized and unrealized gain (loss) on investments	28,570	424	40,158	2,793	22,964
Net increase (decrease) in net assets resulting from operations	$ 26,002	$ 379	$ 35,747	$ 2,403	$ 22,188

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3,640	$ 146	$ 28,040	$ 552	$ 2,755
Total investment income	3,640	146	28,040	552	2,755
Expenses:					
Mortality, expense risk and other charges	10,829	554	8,292	171	3,091
Annual administrative charges	210	8	99	2	35
Contingent deferred sales charges	243	4	280	1	89
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,889	280	3,052	82	1,266
Amortization of deferred charges	-	-	-	-	-
Total expenses	15,171	846	11,723	256	4,481
Net investment income (loss)	(11,531)	(700)	16,317	296	(1,726)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,507	291	(6,867)	163	(4,250)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,507	291	(6,867)	163	(4,250)
Net unrealized appreciation (depreciation) of investments	80,705	3,685	34,961	411	24,395
Net realized and unrealized gain (loss) on investments	82,212	3,976	28,094	574	20,145
Net increase (decrease) in net assets resulting from operations	$ 70,681	$ 3,276	$ 44,411	$ 870	$ 18,419

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 28,104	$ 499	$ 3,410	$ 138	$ 7,104
Total investment income	28,104	499	3,410	138	7,104
Expenses:					
Mortality, expense risk and other charges	12,875	1,481	7,804	410	6,716
Annual administrative charges	167	14	119	5	140
Contingent deferred sales charges	560	50	295	4	100
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	6,228	699	3,416	215	1,722
Amortization of deferred charges	-	-	-	-	-
Total expenses	19,830	2,244	11,634	634	8,678
Net investment income (loss)	8,274	(1,745)	(8,224)	(496)	(1,574)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(13,285)	(9,349)	(25,567)	(549)	(8,164)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(13,285)	(9,349)	(25,567)	(549)	(8,164)
Net unrealized appreciation (depreciation) of investments	97,911	5,143	9,264	(289)	55,203
Net realized and unrealized gain (loss) on investments	84,626	(4,206)	(16,303)	(838)	47,039
Net increase (decrease) in net assets resulting from operations	$ 92,900	$ (5,951)	$ (24,527)	$ (1,334)	$ 45,465

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 748	$ -	$ -	$ 376	$ 4
Total investment income	748	-	-	376	4
Expenses:					
Mortality, expense risk and other charges	831	9,426	472	4,086	604
Annual administrative charges	10	146	6	50	9
Contingent deferred sales charges	6	322	6	112	7
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	387	4,150	237	1,810	309
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,234	14,044	721	6,058	929
Net investment income (loss)	(486)	(14,044)	(721)	(5,682)	(925)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(613)	(21,331)	628	20,877	569
Capital gains distributions	-	13,496	664	-	-
Total realized gain (loss) on investments and capital gains distributions	(613)	(7,835)	1,292	20,877	569
Net unrealized appreciation (depreciation) of investments	5,962	99,394	3,295	17,881	5,071
Net realized and unrealized gain (loss) on investments	5,349	91,559	4,587	38,758	5,640
Net increase (decrease) in net assets resulting from operations	$ 4,863	$ 77,515	$ 3,866	$ 33,076	$ 4,715

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 153	$ 1,020	$ 4	$ 1,657	$ 542
Total investment income	153	1,020	4	1,657	542
Expenses:					
Mortality, expense risk and other charges	15,069	4,403	16	1,343	1,122
Annual administrative charges	400	55	-	24	31
Contingent deferred sales charges	428	132	-	80	9
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	6,769	1,957	8	455	117
Amortization of deferred charges	-	-	-	-	-
Total expenses	22,666	6,547	24	1,902	1,279
Net investment income (loss)	(22,513)	(5,527)	(20)	(245)	(737)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,760	14,316	13	2,597	(1,426)
Capital gains distributions	215	2,341	8	-	-
Total realized gain (loss) on investments and capital gains distributions	4,975	16,657	21	2,597	(1,426)
Net unrealized appreciation (depreciation) of investments	97,608	20,382	111	6,005	1,929
Net realized and unrealized gain (loss) on investments	102,583	37,039	132	8,602	503
Net increase (decrease) in net assets resulting from operations	$ 80,070	$ 31,512	$ 112	$ 8,357	$ (234)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,714	$ 42	$ 15,224
Total investment income	-	-	1,714	42	15,224
Expenses:					
Mortality, expense risk and other charges	14,291	293	7,653	307	10,812
Annual administrative charges	292	5	181	4	216
Contingent deferred sales charges	2,437	27	141	2	246
Minimum death benefit guarantee charges	1	-	-	-	-
Other contract charges	4,523	124	2,323	155	3,189
Amortization of deferred charges	-	-	-	-	-
Total expenses	21,544	449	10,298	468	14,463
Net investment income (loss)	(21,544)	(449)	(8,584)	(426)	761
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	33,265	509	(16,289)
Capital gains distributions	59	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	59	1	33,265	509	(16,289)
Net unrealized appreciation (depreciation) of investments	-	-	15,787	1,441	68,715
Net realized and unrealized gain (loss) on investments	59	1	49,052	1,950	52,426
Net increase (decrease) in net assets resulting from operations	$ (21,485)	$ (448)	$ 40,468	$ 1,524	$ 53,187

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Oppenheimer Active Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 696	$ 14,169	$ 6,001	$ 914	$ 1,300
Total investment income	696	14,169	6,001	914	1,300
Expenses:					
Mortality, expense risk and other charges	571	8,046	6,351	1,110	839
Annual administrative charges	7	122	86	16	7
Contingent deferred sales charges	7	442	166	13	27
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	281	3,461	2,771	528	430
Amortization of deferred charges	-	-	-	-	-
Total expenses	866	12,071	9,374	1,667	1,303
Net investment income (loss)	(170)	2,098	(3,373)	(753)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(588)	(15,205)	(3,182)	1,602	1,096
Capital gains distributions	-	-	17,066	2,905	51
Total realized gain (loss) on investments and capital gains distributions	(588)	(15,205)	13,884	4,507	1,147
Net unrealized appreciation (depreciation) of investments	3,125	58,800	31,806	3,375	3,600
Net realized and unrealized gain (loss) on investments	2,537	43,595	45,690	7,882	4,747
Net increase (decrease) in net assets resulting from operations	$ 2,367	$ 45,693	$ 42,317	$ 7,129	$ 4,744

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 35,952	$ 95,175	$ 2,078	$ 593	$ 3,980
Total investment income	35,952	95,175	2,078	593	3,980
Expenses:					
Mortality, expense risk					
and other charges	9,922	48,485	1,173	815	7,883
Annual administrative charges	146	525	13	13	148
Contingent deferred sales charges	290	1,717	12	24	220
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,358	20,401	528	339	3,051
Amortization of deferred charges	-	-	-	-	-
Total expenses	13,716	71,128	1,726	1,191	11,302
Net investment income (loss)	22,236	24,047	352	(598)	(7,322)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	938	29,270	190	(366)	1,672
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	938	29,270	190	(366)	1,672
Net unrealized appreciation					
(depreciation) of investments	36,790	110,960	3,141	4,477	43,206
Net realized and unrealized gain (loss)					
on investments	37,728	140,230	3,331	4,111	44,878
Net increase (decrease) in net assets					
resulting from operations	$ 59,964	$ 164,277	$ 3,683	$ 3,513	$ 37,556

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 17,018	$ 99,416	$ 73,572	$ 53,048	$ 38,021
Total investment income	17,018	99,416	73,572	53,048	38,021
Expenses:					
Mortality, expense risk and other charges	9,768	73,682	50,058	29,220	42,083
Annual administrative charges	113	1,264	684	367	624
Contingent deferred sales charges	368	2,642	1,910	1,056	1,150
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	4,323	37,328	21,804	12,177	16,144
Amortization of deferred charges	-	-	-	-	(2)
Total expenses	14,572	114,916	74,456	42,820	59,999
Net investment income (loss)	2,446	(15,500)	(884)	10,228	(21,978)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12,021	65,751	48,345	25,815	16,492
Capital gains distributions	7,226	-	-	-	68,436
Total realized gain (loss) on investments and capital gains distributions	19,247	65,751	48,345	25,815	84,928
Net unrealized appreciation (depreciation) of investments	6,886	348,163	195,022	85,932	206,957
Net realized and unrealized gain (loss) on investments	26,133	413,914	243,367	111,747	291,885
Net increase (decrease) in net assets resulting from operations	$ 28,579	$ 398,414	$ 242,483	$ 121,975	$ 269,907

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,094	$ 12,494	$ 447	$ 392	$ 4,336
Total investment income	1,094	12,494	447	392	4,336
Expenses:					
Mortality, expense risk					
and other charges	1,382	11,286	434	2,497	3,984
Annual administrative charges	17	185	7	37	72
Contingent deferred sales charges	18	309	4	57	82
Minimum death benefit guarantee charges	-	1	-	-	-
Other contract charges	675	4,338	221	1,103	1,393
Amortization of deferred charges	-	(1)	-	-	-
Total expenses	2,092	16,118	666	3,694	5,531
Net investment income (loss)	(998)	(3,624)	(219)	(3,302)	(1,195)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	30	(580)	(267)	(15,703)	(863)
Capital gains distributions	2,177	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,207	(580)	(267)	(15,703)	(863)
Net unrealized appreciation					
(depreciation) of investments	6,940	93,445	3,585	38,693	42,699
Net realized and unrealized gain (loss)					
on investments	9,147	92,865	3,318	22,990	41,836
Net increase (decrease) in net assets					
resulting from operations	$ 8,149	$ 89,241	$ 3,099	$ 19,688	$ 40,641

The accompanying notes are an integral part of these financial statements.

45

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 2	$ 20	$ -	$ 305
Total investment income	75	2	20	-	305
Expenses:					
Mortality, expense risk and other charges	77	1	19	5,922	2,214
Annual administrative charges	1	-	-	69	23
Contingent deferred sales charges	-	-	2	176	76
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	40	-	10	2,637	992
Amortization of deferred charges	-	-	-	-	-
Total expenses	118	1	31	8,804	3,305
Net investment income (loss)	(43)	1	(11)	(8,804)	(3,000)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(89)	(25)	209	26,578	1,735
Capital gains distributions	-	-	133	-	-
Total realized gain (loss) on investments and capital gains distributions	(89)	(25)	342	26,578	1,735
Net unrealized appreciation (depreciation) of investments	837	40	(75)	34,570	14,966
Net realized and unrealized gain (loss) on investments	748	15	267	61,148	16,701
Net increase (decrease) in net assets resulting from operations	$ 705	$ 16	$ 256	$ 52,344	$ 13,701

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 717	$ 506	$ 3	$ 5	$ 2,293
Total investment income	717	506	3	5	2,293
Expenses:					
Mortality, expense risk and other charges	4,311	86	11	91	3,253
Annual administrative charges	39	1	-	1	42
Contingent deferred sales charges	108	-	-	1	128
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,804	22	-	39	1,414
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,262	109	11	132	4,837
Net investment income (loss)	(5,545)	397	(8)	(127)	(2,544)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4,582)	27	59	(157)	(4,783)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4,582)	27	59	(157)	(4,783)
Net unrealized appreciation (depreciation) of investments	32,595	113	17	689	34,064
Net realized and unrealized gain (loss) on investments	28,013	140	76	532	29,281
Net increase (decrease) in net assets resulting from operations	$ 22,468	$ 537	$ 68	$ 405	$ 26,737

The accompanying notes are an integral part of these financial statements.

47

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 36	$ 3,347	$ 1,130	$ 63	$ 1,242
Total investment income	36	3,347	1,130	63	1,242
Expenses:					
Mortality, expense risk and other charges	12	3,067	2,606	57	1,992
Annual administrative charges	(2)	43	28	1	26
Contingent deferred sales charges	-	76	83	-	69
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	1,226	1,136	1	826
Amortization of deferred charges	-	-	-	-	-
Total expenses	10	4,412	3,853	59	2,913
Net investment income (loss)	26	(1,065)	(2,723)	4	(1,671)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(1,338)	8,079	144	(6,479)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	14	(1,338)	8,079	144	(6,479)
Net unrealized appreciation (depreciation) of investments	138	19,826	17,490	758	28,311
Net realized and unrealized gain (loss) on investments	152	18,488	25,569	902	21,832
Net increase (decrease) in net assets resulting from operations	$ 178	$ 17,423	$ 22,846	$ 906	$ 20,161

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 173	$ 627	$ 447	$ 217	$ 22
Total investment income	173	627	447	217	22
Expenses:					
Mortality, expense risk and other charges	59	163	176	110	14
Annual administrative charges	-	1	1	1	-
Contingent deferred sales charges	1	2	-	3	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	12	86	102	65	8
Amortization of deferred charges	-	-	-	-	-
Total expenses	72	252	279	179	22
Net investment income (loss)	101	375	168	38	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	90	(107)	(147)	(202)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	90	(107)	(147)	(202)	(6)
Net unrealized appreciation (depreciation) of investments	187	1,154	1,830	1,404	157
Net realized and unrealized gain (loss) on investments	277	1,047	1,683	1,202	151
Net increase (decrease) in net assets resulting from operations	$ 378	$ 1,422	$ 1,851	$ 1,240	$ 151

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 269	$ 21	$ -	$ 8,343	$ 36
Total investment income	269	21	-	8,343	36
Expenses:					
Mortality, expense risk and other charges	64	97	2,669	6,557	85
Annual administrative charges	-	1	31	139	1
Contingent deferred sales charges	2	1	86	167	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	22	52	1,140	2,835	33
Amortization of deferred charges	-	-	-	-	-
Total expenses	88	151	3,926	9,698	123
Net investment income (loss)	181	(130)	(3,926)	(1,355)	(87)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(64)	898	16,982	10,412	(81)
Capital gains distributions	-	749	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(64)	1,647	16,982	10,412	(81)
Net unrealized appreciation (depreciation) of investments	348	(250)	2,522	85,080	703
Net realized and unrealized gain (loss) on investments	284	1,397	19,504	95,492	622
Net increase (decrease) in net assets resulting from operations	$ 465	$ 1,267	$ 15,578	$ 94,137	$ 535

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 35	$ 5	$ 17	$ 16,562	$ 1
Total investment income	35	5	17	16,562	1
Expenses:					
Mortality, expense risk and other charges	14	6	10	21,452	1
Annual administrative charges	-	-	-	279	-
Contingent deferred sales charges	-	-	-	739	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	3	9,163	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	14	6	13	31,633	1
Net investment income (loss)	21	(1)	4	(15,071)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(16)	(12)	(32)	11,380	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(16)	(12)	(32)	11,380	(1)
Net unrealized appreciation (depreciation) of investments	139	73	143	144,912	11
Net realized and unrealized gain (loss) on investments	123	61	111	156,292	10
Net increase (decrease) in net assets resulting from operations	$ 144	$ 60	$ 115	$ 141,221	$ 10

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 11,087	$ 113	$ 32	$ 66	$ 48
Total investment income	11,087	113	32	66	48
Expenses:					
Mortality, expense risk and other charges	12,727	17	19	31	32
Annual administrative charges	251	-	-	-	-
Contingent deferred sales charges	272	-	1	5	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	4,697	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	17,947	17	20	36	32
Net investment income (loss)	(6,860)	96	12	30	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14,051	(921)	(384)	(431)	(380)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	14,051	(921)	(384)	(431)	(380)
Net unrealized appreciation (depreciation) of investments	81,107	813	345	363	323
Net realized and unrealized gain (loss) on investments	95,158	(108)	(39)	(68)	(57)
Net increase (decrease) in net assets resulting from operations	$ 88,298	$ (12)	$ (27)	$ (38)	$ (41)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 40	$ 171	$ 734	$ -
Total investment income	75	40	171	734	-
Expenses:					
Mortality, expense risk					
and other charges	72	30	136	461	3,613
Annual administrative charges	1	-	5	13	47
Contingent deferred sales charges	-	1	-	1	132
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	1,695
Amortization of deferred charges	-	-	-	-	-
Total expenses	73	31	141	475	5,487
Net investment income (loss)	2	9	30	259	(5,487)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(135)	(42)	(127)	(95)	11,694
Capital gains distributions	-	-	-	-	13,023
Total realized gain (loss) on investments					
and capital gains distributions	(135)	(42)	(127)	(95)	24,717
Net unrealized appreciation					
(depreciation) of investments	42	13	(65)	(692)	(10,575)
Net realized and unrealized gain (loss)					
on investments	(93)	(29)	(192)	(787)	14,142
Net increase (decrease) in net assets					
resulting from operations	$ (91)	$ (20)	$ (162)	$ (528)	$ 8,655

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 152	$ 59	$ 500	$ 1,706	$ 697
Total investment income	152	59	500	1,706	697
Expenses:					
Mortality, expense risk and other charges	94	42	806	1,974	1,831
Annual administrative charges	2	1	9	47	28
Contingent deferred sales charges	3	2	34	22	37
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	45	41	403	656	735
Amortization of deferred charges	-	-	-	-	-
Total expenses	144	86	1,252	2,699	2,631
Net investment income (loss)	8	(27)	(752)	(993)	(1,934)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(873)	(120)	83	(4,899)	(2,138)
Capital gains distributions	-	120	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(873)	-	83	(4,899)	(2,138)
Net unrealized appreciation (depreciation) of investments	1,533	275	10,712	20,112	19,187
Net realized and unrealized gain (loss) on investments	660	275	10,795	15,213	17,049
Net increase (decrease) in net assets resulting from operations	$ 668	$ 248	$ 10,043	$ 14,220	$ 15,115

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 243	$ 1,104	$ 52	$ 1,621	$ 7,074
Total investment income	243	1,104	52	1,621	7,074
Expenses:					
Mortality, expense risk and other charges	1,403	709	109	2,892	5,555
Annual administrative charges	20	9	-	50	130
Contingent deferred sales charges	26	26	1	68	115
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	583	295	19	1,252	1,510
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,032	1,039	129	4,262	7,310
Net investment income (loss)	(1,789)	65	(77)	(2,641)	(236)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,524)	(409)	(1,089)	17,997	24,920
Capital gains distributions	-	-	380	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,524)	(409)	(709)	17,997	24,920
Net unrealized appreciation (depreciation) of investments	11,823	6,298	947	1,029	11,948
Net realized and unrealized gain (loss) on investments	9,299	5,889	238	19,026	36,868
Net increase (decrease) in net assets resulting from operations	$ 7,510	$ 5,954	$ 161	$ 16,385	$ 36,632

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 683	$ 875	$ 1,053	$ 972	$ 132
Total investment income	683	875	1,053	972	132
Expenses:					
Mortality, expense risk and other charges	813	4,449	1,950	2,635	1,532
Annual administrative charges	11	94	17	30	14
Contingent deferred sales charges	75	105	69	75	33
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	281	1,392	834	1,129	681
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,180	6,040	2,870	3,869	2,260
Net investment income (loss)	(497)	(5,165)	(1,817)	(2,897)	(2,128)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,597	16,044	5,011	8,075	3,953
Capital gains distributions	-	-	4,074	7,527	3,341
Total realized gain (loss) on investments and capital gains distributions	1,597	16,044	9,085	15,602	7,294
Net unrealized appreciation (depreciation) of investments	4,987	19,064	6,729	5,105	4,427
Net realized and unrealized gain (loss) on investments	6,584	35,108	15,814	20,707	11,721
Net increase (decrease) in net assets resulting from operations	$ 6,087	$ 29,943	$ 13,997	$ 17,810	$ 9,593

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4,997	$ 6,923	$ 159	$ 1,455	$ -
Total investment income	4,997	6,923	159	1,455	-
Expenses:					
Mortality, expense risk and other charges	4,279	2,963	72	6,378	1,018
Annual administrative charges	48	32	1	144	22
Contingent deferred sales charges	124	87	-	142	19
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,882	1,493	33	2,143	439
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,333	4,575	106	8,807	1,498
Net investment income (loss)	(1,336)	2,348	53	(7,352)	(1,498)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,825	(2,729)	(1,058)	16,569	2,674
Capital gains distributions	5,749	-	-	9,736	5,949
Total realized gain (loss) on investments and capital gains distributions	10,574	(2,729)	(1,058)	26,305	8,623
Net unrealized appreciation (depreciation) of investments	(6,800)	20,189	2,097	19,276	(270)
Net realized and unrealized gain (loss) on investments	3,774	17,460	1,039	45,581	8,353
Net increase (decrease) in net assets resulting from operations	$ 2,438	$ 19,808	$ 1,092	$ 38,229	$ 6,855

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ 5	$ 5	$ 148
Total investment income	2	-	5	5	148
Expenses:					
Mortality, expense risk and other charges	1	-	1	14	144
Annual administrative charges	-	-	-	-	1
Contingent deferred sales charges	-	-	-	-	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	7	41
Amortization of deferred charges	-	-	-	-	-
Total expenses	1	-	1	21	187
Net investment income (loss)	1	-	4	(16)	(39)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(18)	(4)	67	459
Capital gains distributions	-	-	-	-	772
Total realized gain (loss) on investments and capital gains distributions	(2)	(18)	(4)	67	1,231
Net unrealized appreciation (depreciation) of investments	12	20	10	169	(223)
Net realized and unrealized gain (loss) on investments	10	2	6	236	1,008
Net increase (decrease) in net assets resulting from operations	$ 11	$ 2	$ 10	$ 220	$ 969

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Invesco Van Kampen American Franchise Fund - Class I Shares
Net investment income (loss)					
Income:					
Dividends	$ 524	$ -	$ 226	$ -	$ -
Total investment income	524	-	226	-	-
Expenses:					
Mortality, expense risk and other charges	148	214	117	96	205
Annual administrative charges	1	7	3	2	7
Contingent deferred sales charges	2	4	2	2	5
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	57	96	51	36	89
Amortization of deferred charges	-	-	-	-	-
Total expenses	208	321	173	136	306
Net investment income (loss)	316	(321)	53	(136)	(306)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(633)	(172)	(654)	(1,612)	(94)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(633)	(172)	(654)	(1,612)	(94)
Net unrealized appreciation (depreciation) of investments	1,476	1,762	1,444	1,213	(429)
Net realized and unrealized gain (loss) on investments	843	1,590	790	(399)	(523)
Net increase (decrease) in net assets resulting from operations	$ 1,159	$ 1,269	$ 843	$ (535)	$ (829)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net investment income (loss)					
Income:					
Dividends	$ -	$ 24	$ 11	$ -	$ 12
Total investment income	-	24	11	-	12
Expenses:					
Mortality, expense risk and other charges	25	31	15	6	14
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	7	15	3	2	6
Amortization of deferred charges	-	-	-	-	-
Total expenses	32	46	18	8	20
Net investment income (loss)	(32)	(22)	(7)	(8)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	93	29	(16)	(20)	18
Capital gains distributions	84	-	-	16	15
Total realized gain (loss) on investments and capital gains distributions	177	29	(16)	(4)	33
Net unrealized appreciation (depreciation) of investments	64	189	142	32	4
Net realized and unrealized gain (loss) on investments	241	218	126	28	37
Net increase (decrease) in net assets resulting from operations	$ 209	$ 196	$ 119	$ 20	$ 29

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B
Net assets at January 1, 2011	$ 20,497	$ 1,153,042	$ 303	$ 162,178
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(414)	(3,123)	4	(2,655)
Total realized gain (loss) on investments				
and capital gains distributions	(1,800)	76,307	(4)	15,972
Net unrealized appreciation (depreciation)				
of investments	1,068	(139,537)	(5)	(26,358)
Net increase (decrease) in net assets from operations	(1,146)	(66,353)	(5)	(13,041)
Changes from principal transactions:				
Premiums	1	13,377	-	30
Death Benefits	(221)	(7,414)	(3)	(1,361)
Surrenders and withdrawals	(1,688)	(57,125)	(14)	(10,266)
Transfers between Divisions				
(including fixed account), net	(945)	46,569	(2)	(5,088)
Increase (decrease) in net assets derived from				
principal transactions	(2,853)	(4,593)	(19)	(16,685)
Total increase (decrease) in net assets	(3,999)	(70,946)	(24)	(29,726)
Net assets at December 31, 2011	16,498	1,082,096	279	132,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(117)	(12,680)	2	(3,161)
Total realized gain (loss) on investments				
and capital gains distributions	1,876	59,195	(1)	3,151
Net unrealized appreciation (depreciation)				
of investments	1,714	25,261	31	10,402
Net increase (decrease) in net assets from operations	3,473	71,776	32	10,392
Changes from principal transactions:				
Premiums	-	9,239	-	26
Death Benefits	(57)	(8,386)	-	(1,234)
Surrenders and withdrawals	(479)	(50,053)	(2)	(9,490)
Transfers between Divisions				
(including fixed account), net	(19,435)	(111,259)	16	(3,279)
Increase (decrease) in net assets derived from				
principal transactions	(19,971)	(160,459)	14	(13,977)
Total increase (decrease) in net assets	(16,498)	(88,683)	46	(3,585)
Net assets at December 31, 2012	$ -	$ 993,413	$ 325	$ 128,867

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2
Net assets at January 1, 2011	$ 18	$ -	$ -	$ 181,385
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	-	(380)
Total realized gain (loss) on investments and capital gains distributions	-	(8)	-	(7,177)
Net unrealized appreciation (depreciation) of investments	-	(38)	-	4,916
Net increase (decrease) in net assets from operations	-	(49)	-	(2,641)
Changes from principal transactions:				
Premiums	-	-	-	74
Death Benefits	-	(47)	-	(2,343)
Surrenders and withdrawals	(7)	(3)	(15)	(13,460)
Transfers between Divisions (including fixed account), net	-	370	19	(5,882)
Increase (decrease) in net assets derived from principal transactions	(7)	320	4	(21,611)
Total increase (decrease) in net assets	(7)	271	4	(24,252)
Net assets at December 31, 2011	11	271	4	157,133
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	-	623
Total realized gain (loss) on investments and capital gains distributions	-	1	-	4,090
Net unrealized appreciation (depreciation) of investments	1	54	-	16,690
Net increase (decrease) in net assets from operations	1	50	-	21,403
Changes from principal transactions:				
Premiums	-	-	-	139
Death Benefits	-	-	-	(1,954)
Surrenders and withdrawals	-	(21)	(1)	(12,990)
Transfers between Divisions (including fixed account), net	1	(1)	-	(4,636)
Increase (decrease) in net assets derived from principal transactions	1	(22)	(1)	(19,441)
Total increase (decrease) in net assets	2	28	(1)	1,962
Net assets at December 31, 2012	$ 13	$ 299	$ 3	$ 159,095

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S
Net assets at January 1, 2011	$ 795,262	$ 14,384	$ 6,681	$ 1,253,226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12,348)	(117)	67	21,866
Total realized gain (loss) on investments				
and capital gains distributions	(40,649)	(653)	(257)	(19,884)
Net unrealized appreciation (depreciation)				
of investments	16,548	(28)	22	54,114
Net increase (decrease) in net assets from operations	(36,449)	(798)	(168)	56,096
Changes from principal transactions:				
Premiums	830	116	14	10,511
Death Benefits	(7,807)	(27)	(77)	(13,805)
Surrenders and withdrawals	(45,525)	(1,522)	(668)	(111,658)
Transfers between Divisions				
(including fixed account), net	(43,442)	(334)	(390)	20,254
Increase (decrease) in net assets derived from				
principal transactions	(95,944)	(1,767)	(1,121)	(94,698)
Total increase (decrease) in net assets	(132,393)	(2,565)	(1,289)	(38,602)
Net assets at December 31, 2011	662,869	11,819	5,392	1,214,624
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,265)	(94)	78	21,625
Total realized gain (loss) on investments				
and capital gains distributions	(37,161)	(138)	(213)	(9,267)
Net unrealized appreciation (depreciation)				
of investments	132,644	1,986	754	63,614
Net increase (decrease) in net assets from operations	86,218	1,754	619	75,972
Changes from principal transactions:				
Premiums	343	31	4	8,551
Death Benefits	(6,699)	(40)	(31)	(13,839)
Surrenders and withdrawals	(46,026)	(1,807)	(1,048)	(108,619)
Transfers between Divisions				
(including fixed account), net	(26,372)	(697)	(60)	8,885
Increase (decrease) in net assets derived from				
principal transactions	(78,754)	(2,513)	(1,135)	(105,022)
Total increase (decrease) in net assets	7,464	(759)	(516)	(29,050)
Net assets at December 31, 2012	$ 670,333	$ 11,060	$ 4,876	$ 1,185,574

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio	ING American Funds International Growth and Income Portfolio
Net assets at January 1, 2011	$ 352,116	$ -	$ 2,301,516	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,054)	(107)	(51,036)	(78)
Total realized gain (loss) on investments				
and capital gains distributions	1,197	(172)	17,035	(127)
Net unrealized appreciation (depreciation)				
of investments	(3,094)	(291)	(113,998)	(390)
Net increase (decrease) in net assets from operations	(5,951)	(570)	(147,999)	(595)
Changes from principal transactions:				
Premiums	5,773	237	16,229	223
Death Benefits	(2,039)	-	(20,943)	-
Surrenders and withdrawals	(15,070)	(296)	(129,107)	(190)
Transfers between Divisions				
(including fixed account), net	6,105	7,451	(135,685)	5,052
Increase (decrease) in net assets derived from				
principal transactions	(5,231)	7,392	(269,506)	5,085
Total increase (decrease) in net assets	(11,182)	6,822	(417,505)	4,490
Net assets at December 31, 2011	340,934	6,822	1,884,011	4,490
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,740)	(105)	(26,696)	(65)
Total realized gain (loss) on investments				
and capital gains distributions	4,285	(1)	(7,187)	(41)
Net unrealized appreciation (depreciation)				
of investments	43,813	1,427	150,180	877
Net increase (decrease) in net assets from operations	43,358	1,321	116,297	771
Changes from principal transactions:				
Premiums	6,022	179	4,988	324
Death Benefits	(2,428)	(14)	(12,514)	(78)
Surrenders and withdrawals	(22,746)	(619)	(63,502)	(395)
Transfers between Divisions				
(including fixed account), net	27,777	7,100	(1,929,280)	5,917
Increase (decrease) in net assets derived from				
principal transactions	8,625	6,646	(2,000,308)	5,768
Total increase (decrease) in net assets	51,983	7,967	(1,884,011)	6,539
Net assets at December 31, 2012	$ 392,917	$ 14,789	$ -	$ 11,029

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 1,355,667	$ 180,515	$ 543,023	$ 45,325
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10,812)	(4,044)	(3,104)	(411)
Total realized gain (loss) on investments				
and capital gains distributions	(29,984)	17,717	(39,745)	(1,096)
Net unrealized appreciation (depreciation)				
of investments	(160,596)	(33,776)	(73,201)	(8,632)
Net increase (decrease) in net assets from operations	(201,392)	(20,103)	(116,050)	(10,139)
Changes from principal transactions:				
Premiums	9,683	3,400	8,337	409
Death Benefits	(11,129)	(1,420)	(4,528)	(174)
Surrenders and withdrawals	(73,055)	(11,668)	(34,361)	(2,968)
Transfers between Divisions				
(including fixed account), net	(102,655)	33,590	(36,473)	(1,495)
Increase (decrease) in net assets derived from				
principal transactions	(177,156)	23,902	(67,025)	(4,228)
Total increase (decrease) in net assets	(378,548)	3,799	(183,075)	(14,367)
Net assets at December 31, 2011	977,119	184,314	359,948	30,958
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11,923)	(2,239)	(618)	(171)
Total realized gain (loss) on investments				
and capital gains distributions	(65,844)	14,934	(207,064)	(16,017)
Net unrealized appreciation (depreciation)				
of investments	211,784	5,035	212,846	16,511
Net increase (decrease) in net assets from operations	134,017	17,730	5,164	323
Changes from principal transactions:				
Premiums	6,699	2,415	974	(34)
Death Benefits	(9,657)	(1,666)	(2,262)	(142)
Surrenders and withdrawals	(60,638)	(8,507)	(13,612)	(833)
Transfers between Divisions				
(including fixed account), net	(38,493)	(8,319)	(350,212)	(30,272)
Increase (decrease) in net assets derived from				
principal transactions	(102,089)	(16,077)	(365,112)	(31,281)
Total increase (decrease) in net assets	31,928	1,653	(359,948)	(30,958)
Net assets at December 31, 2012	$ 1,009,047	$ 185,967	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 167,211	$ 255,091	$ 153	$ 131,991
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,711)	(1,356)	-	(3,118)
Total realized gain (loss) on investments				
and capital gains distributions	(4,717)	15,724	(5)	(4,312)
Net unrealized appreciation (depreciation)				
of investments	9,734	13,968	2	(2,224)
Net increase (decrease) in net assets from operations	1,306	28,336	(3)	(9,654)
Changes from principal transactions:				
Premiums	1,611	4,226	-	1,361
Death Benefits	(1,672)	(2,738)	-	(1,242)
Surrenders and withdrawals	(14,192)	(29,921)	(9)	(12,457)
Transfers between Divisions				
(including fixed account), net	21,097	249,319	(7)	28,505
Increase (decrease) in net assets derived from				
principal transactions	6,844	220,886	(16)	16,167
Total increase (decrease) in net assets	8,150	249,222	(19)	6,513
Net assets at December 31, 2011	175,361	504,313	134	138,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,585)	(10,534)	(1)	(3,086)
Total realized gain (loss) on investments				
and capital gains distributions	5,606	34,429	(13)	13,265
Net unrealized appreciation (depreciation)				
of investments	25,003	(5,449)	31	5,868
Net increase (decrease) in net assets from operations	27,024	18,446	17	16,047
Changes from principal transactions:				
Premiums	1,811	5,001	-	1,099
Death Benefits	(1,361)	(5,793)	-	(1,634)
Surrenders and withdrawals	(14,273)	(57,509)	(66)	(12,716)
Transfers between Divisions				
(including fixed account), net	10,068	104,398	(16)	4,814
Increase (decrease) in net assets derived from				
principal transactions	(3,755)	46,097	(82)	(8,437)
Total increase (decrease) in net assets	23,269	64,543	(65)	7,610
Net assets at December 31, 2012	$ 198,630	$ 568,856	$ 69	$ 146,114

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2011	$ 500,271	$ 148,699	$ 2,264	$ 322,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	945	1,253	10	(3,710)
Total realized gain (loss) on investments				
and capital gains distributions	14,974	(7,827)	(169)	(28,568)
Net unrealized appreciation (depreciation)				
of investments	(1,823)	(3,437)	(5)	53,114
Net increase (decrease) in net assets from operations	14,096	(10,011)	(164)	20,836
Changes from principal transactions:				
Premiums	5,253	219	-	98
Death Benefits	(4,601)	(1,088)	(8)	(4,016)
Surrenders and withdrawals	(31,238)	(8,368)	(146)	(32,265)
Transfers between Divisions				
(including fixed account), net	(20,043)	(8,689)	(131)	(14,007)
Increase (decrease) in net assets derived from				
principal transactions	(50,629)	(17,926)	(285)	(50,190)
Total increase (decrease) in net assets	(36,533)	(27,937)	(449)	(29,354)
Net assets at December 31, 2011	463,738	120,762	1,815	292,946
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	318	(2,568)	(45)	(4,411)
Total realized gain (loss) on investments				
and capital gains distributions	23,829	(3,587)	(105)	(22,078)
Net unrealized appreciation (depreciation)				
of investments	(7,352)	32,157	529	62,236
Net increase (decrease) in net assets from operations	16,795	26,002	379	35,747
Changes from principal transactions:				
Premiums	4,942	201	-	95
Death Benefits	(5,190)	(1,140)	(2)	(5,158)
Surrenders and withdrawals	(32,239)	(8,234)	(143)	(28,958)
Transfers between Divisions				
(including fixed account), net	(1,763)	(6,915)	(114)	(11,413)
Increase (decrease) in net assets derived from				
principal transactions	(34,250)	(16,088)	(259)	(45,434)
Total increase (decrease) in net assets	(17,455)	9,914	120	(9,687)
Net assets at December 31, 2012	$ 446,283	$ 130,676	$ 1,935	$ 283,259

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 21,031	$ 222,454	$ 879,120	$ 37,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(323)	(619)	(16,920)	(854)
Total realized gain (loss) on investments and capital gains distributions	(814)	(9,816)	16,739	529
Net unrealized appreciation (depreciation) of investments	2,420	(11,536)	(99,698)	(4,364)
Net increase (decrease) in net assets from operations	1,283	(21,971)	(99,879)	(4,689)
Changes from principal transactions:				
Premiums	1	2,448	4,636	37
Death Benefits	(163)	(1,726)	(10,394)	(139)
Surrenders and withdrawals	(1,352)	(9,687)	(73,472)	(2,011)
Transfers between Divisions (including fixed account), net	(593)	(34,729)	(73,095)	(929)
Increase (decrease) in net assets derived from principal transactions	(2,107)	(43,694)	(152,325)	(3,042)
Total increase (decrease) in net assets	(824)	(65,665)	(252,204)	(7,731)
Net assets at December 31, 2011	20,207	156,789	626,916	29,604
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(390)	(776)	(11,531)	(700)
Total realized gain (loss) on investments and capital gains distributions	(884)	(3,040)	1,507	291
Net unrealized appreciation (depreciation) of investments	3,677	26,004	80,705	3,685
Net increase (decrease) in net assets from operations	2,403	22,188	70,681	3,276
Changes from principal transactions:				
Premiums	-	2,026	4,796	18
Death Benefits	(118)	(1,698)	(10,479)	(205)
Surrenders and withdrawals	(1,584)	(7,126)	(55,185)	(1,663)
Transfers between Divisions (including fixed account), net	(671)	(11,461)	(40,412)	(852)
Increase (decrease) in net assets derived from principal transactions	(2,373)	(18,259)	(101,280)	(2,702)
Total increase (decrease) in net assets	30	3,929	(30,599)	574
Net assets at December 31, 2012	$ 20,237	$ 160,718	$ 596,317	$ 30,178

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Net assets at January 1, 2011	$ 448,938	$ 8,983	$ 200,678	$ 857,015
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14,871	254	1,814	(2,193)
Total realized gain (loss) on investments and capital gains distributions	(8,436)	(179)	(4,723)	(22,689)
Net unrealized appreciation (depreciation) of investments	(7,611)	(115)	(3,018)	(5,336)
Net increase (decrease) in net assets from operations	(1,176)	(40)	(5,927)	(30,218)
Changes from principal transactions:				
Premiums	4,564	24	1,957	6,767
Death Benefits	(5,258)	(63)	(1,816)	(7,177)
Surrenders and withdrawals	(32,737)	(658)	(11,943)	(37,714)
Transfers between Divisions (including fixed account), net	41,927	762	(4,785)	(40,822)
Increase (decrease) in net assets derived from principal transactions	8,496	65	(16,587)	(78,946)
Total increase (decrease) in net assets	7,320	25	(22,514)	(109,164)
Net assets at December 31, 2011	456,258	9,008	178,164	747,851
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16,317	296	(1,726)	8,274
Total realized gain (loss) on investments and capital gains distributions	(6,867)	163	(4,250)	(13,285)
Net unrealized appreciation (depreciation) of investments	34,961	411	24,395	97,911
Net increase (decrease) in net assets from operations	44,411	870	18,419	92,900
Changes from principal transactions:				
Premiums	3,389	-	1,472	5,532
Death Benefits	(5,599)	(173)	(1,902)	(7,821)
Surrenders and withdrawals	(37,042)	(457)	(11,678)	(44,824)
Transfers between Divisions (including fixed account), net	22,263	1,011	(7,908)	(25,372)
Increase (decrease) in net assets derived from principal transactions	(16,989)	381	(20,016)	(72,485)
Total increase (decrease) in net assets	27,422	1,251	(1,597)	20,415
Net assets at December 31, 2012	$ 483,680	$ 10,259	$ 176,567	$ 768,266

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ 653,531	$ 30,533	$ 460,426
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,165)	(12,000)	(659)	(4,125)
Total realized gain (loss) on investments and capital gains distributions	(3,055)	(14,694)	(164)	10,484
Net unrealized appreciation (depreciation) of investments	(12,737)	(37,942)	(2,491)	(24,374)
Net increase (decrease) in net assets from operations	(16,957)	(64,636)	(3,314)	(18,015)
Changes from principal transactions:				
Premiums	1,569	162	1	1,798
Death Benefits	(341)	(5,108)	(280)	(11,952)
Surrenders and withdrawals	(3,589)	(45,240)	(1,349)	(36,822)
Transfers between Divisions (including fixed account), net	107,262	(47,432)	(792)	(11,902)
Increase (decrease) in net assets derived from principal transactions	104,901	(97,618)	(2,420)	(58,878)
Total increase (decrease) in net assets	87,944	(162,254)	(5,734)	(76,893)
Net assets at December 31, 2011	87,944	491,277	24,799	383,533
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,745)	(8,224)	(496)	(1,574)
Total realized gain (loss) on investments and capital gains distributions	(9,349)	(25,567)	(549)	(8,164)
Net unrealized appreciation (depreciation) of investments	5,143	9,264	(289)	55,203
Net increase (decrease) in net assets from operations	(5,951)	(24,527)	(1,334)	45,465
Changes from principal transactions:				
Premiums	911	149	1	1,843
Death Benefits	(382)	(3,871)	(117)	(12,024)
Surrenders and withdrawals	(5,199)	(31,439)	(1,349)	(33,155)
Transfers between Divisions (including fixed account), net	(5,109)	(20,927)	(415)	(12,018)
Increase (decrease) in net assets derived from principal transactions	(9,779)	(56,088)	(1,880)	(55,354)
Total increase (decrease) in net assets	(15,730)	(80,615)	(3,214)	(9,889)
Net assets at December 31, 2012	$ 72,214	$ 410,662	$ 21,585	$ 373,644

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 52,570	$ 657,788	$ 35,486	$ 257,411
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(788)	(9,954)	(610)	(5,091)
Total realized gain (loss) on investments				
and capital gains distributions	(784)	12,708	2,397	(5,048)
Net unrealized appreciation (depreciation)				
of investments	(848)	(133,654)	(8,715)	3,052
Net increase (decrease) in net assets from operations	(2,420)	(130,900)	(6,928)	(7,087)
Changes from principal transactions:				
Premiums	12	4,929	-	1,480
Death Benefits	(464)	(4,227)	(172)	(1,607)
Surrenders and withdrawals	(3,683)	(43,624)	(2,031)	(18,328)
Transfers between Divisions				
(including fixed account), net	(1,482)	11,179	(879)	(7,974)
Increase (decrease) in net assets derived from				
principal transactions	(5,617)	(31,743)	(3,082)	(26,429)
Total increase (decrease) in net assets	(8,037)	(162,643)	(10,010)	(33,516)
Net assets at December 31, 2011	44,533	495,145	25,476	223,895
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(486)	(14,044)	(721)	(5,682)
Total realized gain (loss) on investments				
and capital gains distributions	(613)	(7,835)	1,292	20,877
Net unrealized appreciation (depreciation)				
of investments	5,962	99,394	3,295	17,881
Net increase (decrease) in net assets from operations	4,863	77,515	3,866	33,076
Changes from principal transactions:				
Premiums	24	4,392	(1)	1,538
Death Benefits	(449)	(4,988)	(129)	(1,881)
Surrenders and withdrawals	(3,339)	(35,740)	(1,265)	(17,239)
Transfers between Divisions				
(including fixed account), net	(985)	29,224	(1,004)	(15,425)
Increase (decrease) in net assets derived from				
principal transactions	(4,749)	(7,112)	(2,399)	(33,007)
Total increase (decrease) in net assets	114	70,403	1,467	69
Net assets at December 31, 2012	$ 44,647	$ 565,548	$ 26,943	$ 223,964

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 38,538	$ -	$ 121,916	$ 886
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(900)	-	(5,190)	(23)
Total realized gain (loss) on investments				
and capital gains distributions	198	-	25,733	72
Net unrealized appreciation (depreciation)				
of investments	(580)	-	(23,630)	(55)
Net increase (decrease) in net assets from operations	(1,282)	-	(3,087)	(6)
Changes from principal transactions:				
Premiums	3	-	1,442	-
Death Benefits	(492)	-	(1,111)	-
Surrenders and withdrawals	(2,502)	-	(14,155)	(72)
Transfers between Divisions				
(including fixed account), net	(2,183)	-	112,727	(24)
Increase (decrease) in net assets derived from				
principal transactions	(5,174)	-	98,903	(96)
Total increase (decrease) in net assets	(6,456)	-	95,816	(102)
Net assets at December 31, 2011	32,082	-	217,732	784
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(925)	(22,513)	(5,527)	(20)
Total realized gain (loss) on investments				
and capital gains distributions	569	4,975	16,657	21
Net unrealized appreciation (depreciation)				
of investments	5,071	97,608	20,382	111
Net increase (decrease) in net assets from operations	4,715	80,070	31,512	112
Changes from principal transactions:				
Premiums	2	4,508	575	-
Death Benefits	(270)	(8,393)	(2,205)	(14)
Surrenders and withdrawals	(2,463)	(56,134)	(16,567)	(12)
Transfers between Divisions				
(including fixed account), net	(896)	1,881,228	(16,507)	(14)
Increase (decrease) in net assets derived from				
principal transactions	(3,627)	1,821,209	(34,704)	(40)
Total increase (decrease) in net assets	1,088	1,901,279	(3,192)	72
Net assets at December 31, 2012	$ 33,170	$ 1,901,279	$ 214,540	$ 856

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class
Net assets at January 1, 2011	$ -	$ 94,829	$ 1,063,594	$ 23,027
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(757)	1,105	(27,386)	(617)
Total realized gain (loss) on investments and capital gains distributions	(836)	(2,671)	291	6
Net unrealized appreciation (depreciation) of investments	763	1,059	-	-
Net increase (decrease) in net assets from operations	(830)	(507)	(27,095)	(611)
Changes from principal transactions:				
Premiums	294	(18)	21,374	1,001
Death Benefits	(1,419)	(3,202)	(15,050)	(192)
Surrenders and withdrawals	(7,240)	(12,513)	(363,002)	(13,161)
Transfers between Divisions (including fixed account), net	73,935	(2,825)	314,406	9,264
Increase (decrease) in net assets derived from principal transactions	65,570	(18,558)	(42,272)	(3,088)
Total increase (decrease) in net assets	64,740	(19,065)	(69,367)	(3,699)
Net assets at December 31, 2011	64,740	75,764	994,227	19,328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(245)	(737)	(21,544)	(449)
Total realized gain (loss) on investments and capital gains distributions	2,597	(1,426)	59	1
Net unrealized appreciation (depreciation) of investments	6,005	1,929	-	-
Net increase (decrease) in net assets from operations	8,357	(234)	(21,485)	(448)
Changes from principal transactions:				
Premiums	285	13	14,478	403
Death Benefits	(1,318)	(2,660)	(20,576)	(439)
Surrenders and withdrawals	(10,047)	(9,569)	(266,991)	(8,311)
Transfers between Divisions (including fixed account), net	14,863	(587)	123,102	4,886
Increase (decrease) in net assets derived from principal transactions	3,783	(12,803)	(149,987)	(3,461)
Total increase (decrease) in net assets	12,140	(13,037)	(171,472)	(3,909)
Net assets at December 31, 2012	$ 76,880	$ 62,727	$ 822,755	$ 15,419

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 502,962	$ 18,769	$ 742,863	$ 34,511
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,711)	(468)	760	(149)
Total realized gain (loss) on investments and capital gains distributions	45,214	527	(15,414)	(1,228)
Net unrealized appreciation (depreciation) of investments	(53,861)	(834)	10,803	928
Net increase (decrease) in net assets from operations	(18,358)	(775)	(3,851)	(449)
Changes from principal transactions:				
Premiums	3,314	6	4,364	14
Death Benefits	(10,652)	(135)	(16,030)	(288)
Surrenders and withdrawals	(42,353)	(1,259)	(72,532)	(2,001)
Transfers between Divisions (including fixed account), net	(17,241)	(239)	(19,187)	(797)
Increase (decrease) in net assets derived from principal transactions	(66,932)	(1,627)	(103,385)	(3,072)
Total increase (decrease) in net assets	(85,290)	(2,402)	(107,236)	(3,521)
Net assets at December 31, 2011	417,672	16,367	635,627	30,990
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,584)	(426)	761	(170)
Total realized gain (loss) on investments and capital gains distributions	33,265	509	(16,289)	(588)
Net unrealized appreciation (depreciation) of investments	15,787	1,441	68,715	3,125
Net increase (decrease) in net assets from operations	40,468	1,524	53,187	2,367
Changes from principal transactions:				
Premiums	2,448	2	4,584	66
Death Benefits	(10,154)	(222)	(15,466)	(269)
Surrenders and withdrawals	(36,007)	(927)	(62,581)	(2,187)
Transfers between Divisions (including fixed account), net	(9,185)	(206)	(1,279)	(35)
Increase (decrease) in net assets derived from principal transactions	(52,898)	(1,353)	(74,742)	(2,425)
Total increase (decrease) in net assets	(12,430)	171	(21,555)	(58)
Net assets at December 31, 2012	$ 405,242	$ 16,538	$ 614,072	$ 30,932

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Oppenheimer Active Allocation Portfolio - Service Class
Net assets at January 1, 2011	$ 431,592	$ 326,147	$ 62,764	$ 60,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,298	(886)	(320)	(1,460)
Total realized gain (loss) on investments and capital gains distributions	(14,338)	(1,028)	1,762	5,331
Net unrealized appreciation (depreciation) of investments	25,614	21,385	2,267	(7,753)
Net increase (decrease) in net assets from operations	15,574	19,471	3,709	(3,882)
Changes from principal transactions:				
Premiums	5,069	2,845	67	822
Death Benefits	(3,936)	(3,234)	(598)	(487)
Surrenders and withdrawals	(33,233)	(22,101)	(4,785)	(3,297)
Transfers between Divisions (including fixed account), net	48,812	9,970	(2,359)	(2,420)
Increase (decrease) in net assets derived from principal transactions	16,712	(12,520)	(7,675)	(5,382)
Total increase (decrease) in net assets	32,286	6,951	(3,966)	(9,264)
Net assets at December 31, 2011	463,878	333,098	58,798	50,759
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,098	(3,373)	(753)	(3)
Total realized gain (loss) on investments and capital gains distributions	(15,205)	13,884	4,507	1,147
Net unrealized appreciation (depreciation) of investments	58,800	31,806	3,375	3,600
Net increase (decrease) in net assets from operations	45,693	42,317	7,129	4,744
Changes from principal transactions:				
Premiums	4,135	2,345	62	593
Death Benefits	(5,428)	(3,031)	(482)	(359)
Surrenders and withdrawals	(35,281)	(26,718)	(4,852)	(2,332)
Transfers between Divisions (including fixed account), net	(12,822)	9,506	(1,129)	(4,202)
Increase (decrease) in net assets derived from principal transactions	(49,396)	(17,898)	(6,401)	(6,300)
Total increase (decrease) in net assets	(3,703)	24,419	728	(1,556)
Net assets at December 31, 2012	$ 460,175	$ 357,517	$ 59,526	$ 49,203

The accompanying notes are an integral part of these financial statements.

75

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2011	$ 519,986	$ 2,995,230	$ 73,254	$ 57,938
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25,043	45,341	951	(621)
Total realized gain (loss) on investments				
and capital gains distributions	(2,553)	131,304	4,358	237
Net unrealized appreciation (depreciation)				
of investments	(12,874)	(155,150)	(4,911)	(3,366)
Net increase (decrease) in net assets from operations	9,616	21,495	398	(3,750)
Changes from principal transactions:				
Premiums	2,512	25,877	75	250
Death Benefits	(8,955)	(32,139)	(554)	(540)
Surrenders and withdrawals	(57,362)	(241,232)	(10,855)	(4,637)
Transfers between Divisions				
(including fixed account), net	40,480	50,421	3,518	(879)
Increase (decrease) in net assets derived from				
principal transactions	(23,325)	(197,073)	(7,816)	(5,806)
Total increase (decrease) in net assets	(13,709)	(175,578)	(7,418)	(9,556)
Net assets at December 31, 2011	506,277	2,819,652	65,836	48,382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22,236	24,047	352	(598)
Total realized gain (loss) on investments				
and capital gains distributions	938	29,270	190	(366)
Net unrealized appreciation (depreciation)				
of investments	36,790	110,960	3,141	4,477
Net increase (decrease) in net assets from operations	59,964	164,277	3,683	3,513
Changes from principal transactions:				
Premiums	3,014	23,119	84	241
Death Benefits	(8,914)	(31,092)	(451)	(605)
Surrenders and withdrawals	(61,798)	(230,667)	(5,965)	(4,346)
Transfers between Divisions				
(including fixed account), net	92,184	184,673	1,702	(1,803)
Increase (decrease) in net assets derived from				
principal transactions	24,486	(53,967)	(4,630)	(6,513)
Total increase (decrease) in net assets	84,450	110,310	(947)	(3,000)
Net assets at December 31, 2012	$ 590,727	$ 2,929,962	$ 64,889	$ 45,382

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2011	$ 572,449	$ 470,803	$ 4,611,727	$ 3,185,520
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,473)	(4,733)	(84,105)	(46,691)
Total realized gain (loss) on investments and capital gains distributions	1,707	16,679	55,907	39,098
Net unrealized appreciation (depreciation) of investments	(33,023)	571	(139,667)	(65,826)
Net increase (decrease) in net assets from operations	(37,789)	12,517	(167,865)	(73,419)
Changes from principal transactions:				
Premiums	2,881	5,306	42,896	24,135
Death Benefits	(7,225)	(4,923)	(40,032)	(39,428)
Surrenders and withdrawals	(44,054)	(34,728)	(197,531)	(169,785)
Transfers between Divisions (including fixed account), net	(24,437)	106,029	(137,508)	(68,075)
Increase (decrease) in net assets derived from principal transactions	(72,835)	71,684	(332,175)	(253,153)
Total increase (decrease) in net assets	(110,624)	84,201	(500,040)	(326,572)
Net assets at December 31, 2011	461,825	555,004	4,111,687	2,858,948
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7,322)	2,446	(15,500)	(884)
Total realized gain (loss) on investments and capital gains distributions	1,672	19,247	65,751	48,345
Net unrealized appreciation (depreciation) of investments	43,206	6,886	348,163	195,022
Net increase (decrease) in net assets from operations	37,556	28,579	398,414	242,483
Changes from principal transactions:				
Premiums	2,655	3,633	31,152	17,402
Death Benefits	(6,719)	(6,486)	(37,628)	(36,700)
Surrenders and withdrawals	(36,291)	(44,470)	(188,129)	(176,880)
Transfers between Divisions (including fixed account), net	(20,741)	48,665	(107,005)	(52,372)
Increase (decrease) in net assets derived from principal transactions	(61,096)	1,342	(301,610)	(248,550)
Total increase (decrease) in net assets	(23,540)	29,921	96,804	(6,067)
Net assets at December 31, 2012	$ 438,285	$ 584,925	$ 4,208,491	$ 2,852,881

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2011	$ 1,823,032	$ 2,636,403	$ 83,486	$ 685,068
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19,776)	(16,539)	(845)	(3,318)
Total realized gain (loss) on investments and capital gains distributions	21,753	77,517	(654)	(4,738)
Net unrealized appreciation (depreciation) of investments	(7,486)	(50,721)	1,563	(16,655)
Net increase (decrease) in net assets from operations	(5,509)	10,257	64	(24,711)
Changes from principal transactions:				
Premiums	14,570	24,676	53	4,033
Death Benefits	(26,638)	(33,095)	(856)	(9,883)
Surrenders and withdrawals	(101,101)	(215,118)	(8,224)	(56,847)
Transfers between Divisions (including fixed account), net	(22,874)	(52,715)	(1,420)	45,446
Increase (decrease) in net assets derived from principal transactions	(136,043)	(276,252)	(10,447)	(17,251)
Total increase (decrease) in net assets	(141,552)	(265,995)	(10,383)	(41,962)
Net assets at December 31, 2011	1,681,480	2,370,408	73,103	643,106
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10,228	(21,978)	(998)	(3,624)
Total realized gain (loss) on investments and capital gains distributions	25,815	84,928	2,207	(580)
Net unrealized appreciation (depreciation) of investments	85,932	206,957	6,940	93,445
Net increase (decrease) in net assets from operations	121,975	269,907	8,149	89,241
Changes from principal transactions:				
Premiums	11,922	19,827	274	3,938
Death Benefits	(27,093)	(34,550)	(877)	(11,894)
Surrenders and withdrawals	(117,053)	(199,731)	(5,781)	(57,709)
Transfers between Divisions (including fixed account), net	(2,767)	35,567	2,294	(21,475)
Increase (decrease) in net assets derived from principal transactions	(134,991)	(178,887)	(4,090)	(87,140)
Total increase (decrease) in net assets	(13,016)	91,020	4,059	2,101
Net assets at December 31, 2012	$ 1,668,464	$ 2,461,428	$ 77,162	$ 645,207

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 23,922	$ 166,057	$ 286,405	$ 4,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(217)	1,414	(2,192)	(62)
Total realized gain (loss) on investments and capital gains distributions	(483)	(8,521)	3,451	(104)
Net unrealized appreciation (depreciation) of investments	(238)	(15,620)	(23,014)	(184)
Net increase (decrease) in net assets from operations	(938)	(22,727)	(21,755)	(350)
Changes from principal transactions:				
Premiums	9	1,100	1,810	3
Death Benefits	(252)	(1,021)	(4,689)	(12)
Surrenders and withdrawals	(1,646)	(10,404)	(23,614)	(321)
Transfers between Divisions (including fixed account), net	2,194	(2,370)	(9,620)	(151)
Increase (decrease) in net assets derived from principal transactions	305	(12,695)	(36,113)	(481)
Total increase (decrease) in net assets	(633)	(35,422)	(57,868)	(831)
Net assets at December 31, 2011	23,289	130,635	228,537	3,901
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(219)	(3,302)	(1,195)	(43)
Total realized gain (loss) on investments and capital gains distributions	(267)	(15,703)	(863)	(89)
Net unrealized appreciation (depreciation) of investments	3,585	38,693	42,699	837
Net increase (decrease) in net assets from operations	3,099	19,688	40,641	705
Changes from principal transactions:				
Premiums	64	1,131	1,509	4
Death Benefits	(260)	(1,728)	(4,393)	(23)
Surrenders and withdrawals	(1,708)	(8,747)	(20,713)	(190)
Transfers between Divisions (including fixed account), net	(170)	3,842	(2,318)	230
Increase (decrease) in net assets derived from principal transactions	(2,074)	(5,502)	(25,915)	21
Total increase (decrease) in net assets	1,025	14,186	14,726	726
Net assets at December 31, 2012	$ 24,314	$ 144,821	$ 243,263	$ 4,627

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2011	$ 178	$ 3,047	$ 342,203	$ 153,917
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(14)	(9,161)	(3,097)
Total realized gain (loss) on investments and capital gains distributions	(6)	510	1,071	1,260
Net unrealized appreciation (depreciation) of investments	(17)	(666)	2,806	(5,379)
Net increase (decrease) in net assets from operations	(25)	(170)	(5,284)	(7,216)
Changes from principal transactions:				
Premiums	-	124	3,746	42
Death Benefits	-	(6)	(1,956)	(1,486)
Surrenders and withdrawals	(25)	(846)	(21,686)	(7,006)
Transfers between Divisions (including fixed account), net	-	(174)	18,748	(10,734)
Increase (decrease) in net assets derived from principal transactions	(25)	(902)	(1,148)	(19,184)
Total increase (decrease) in net assets	(50)	(1,072)	(6,432)	(26,400)
Net assets at December 31, 2011	128	1,975	335,771	127,517
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(11)	(8,804)	(3,000)
Total realized gain (loss) on investments and capital gains distributions	(25)	342	26,578	1,735
Net unrealized appreciation (depreciation) of investments	40	(75)	34,570	14,966
Net increase (decrease) in net assets from operations	16	256	52,344	13,701
Changes from principal transactions:				
Premiums	-	46	4,822	36
Death Benefits	-	-	(2,972)	(1,020)
Surrenders and withdrawals	(43)	(485)	(23,363)	(6,396)
Transfers between Divisions (including fixed account), net	(1)	36	(15,525)	(8,839)
Increase (decrease) in net assets derived from principal transactions	(44)	(403)	(37,038)	(16,219)
Total increase (decrease) in net assets	(28)	(147)	15,306	(2,518)
Net assets at December 31, 2012	$ 100	$ 1,828	$ 351,077	$ 124,999

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class
Net assets at January 1, 2011	$ 291,613	$ 9,633	$ 1,384	$ 8,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,201)	543	(8)	(122)
Total realized gain (loss) on investments				
and capital gains distributions	(8,149)	135	89	(51)
Net unrealized appreciation (depreciation)				
of investments	(6,855)	(470)	(226)	(1,004)
Net increase (decrease) in net assets from operations	(19,205)	208	(145)	(1,177)
Changes from principal transactions:				
Premiums	2,253	90	4	23
Death Benefits	(2,609)	(53)	(4)	(99)
Surrenders and withdrawals	(14,548)	(1,697)	(338)	(419)
Transfers between Divisions				
(including fixed account), net	(14,771)	749	(6)	(261)
Increase (decrease) in net assets derived from				
principal transactions	(29,675)	(911)	(344)	(756)
Total increase (decrease) in net assets	(48,880)	(703)	(489)	(1,933)
Net assets at December 31, 2011	242,733	8,930	895	6,348
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,545)	397	(8)	(127)
Total realized gain (loss) on investments				
and capital gains distributions	(4,582)	27	59	(157)
Net unrealized appreciation (depreciation)				
of investments	32,595	113	17	689
Net increase (decrease) in net assets from operations	22,468	537	68	405
Changes from principal transactions:				
Premiums	2,007	23	3	32
Death Benefits	(3,186)	(32)	(107)	(27)
Surrenders and withdrawals	(13,537)	(744)	(137)	(497)
Transfers between Divisions				
(including fixed account), net	(5,721)	(147)	(11)	(547)
Increase (decrease) in net assets derived from				
principal transactions	(20,437)	(900)	(252)	(1,039)
Total increase (decrease) in net assets	2,031	(363)	(184)	(634)
Net assets at December 31, 2012	$ 244,764	$ 8,567	$ 711	$ 5,714

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2011	$ 189,031	$ 2,046	$ 207,495	$ 121,321
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,183)	24	(958)	(2,108)
Total realized gain (loss) on investments				
and capital gains distributions	(6,672)	20	(2,510)	15,019
Net unrealized appreciation (depreciation)				
of investments	1,288	(69)	(3,013)	(14,481)
Net increase (decrease) in net assets from operations	(7,567)	(25)	(6,481)	(1,570)
Changes from principal transactions:				
Premiums	1,409	-	1,374	1,280
Death Benefits	(2,068)	-	(2,513)	(1,137)
Surrenders and withdrawals	(14,291)	(365)	(15,594)	(8,676)
Transfers between Divisions				
(including fixed account), net	6,564	(116)	(10,198)	14,596
Increase (decrease) in net assets derived from				
principal transactions	(8,386)	(481)	(26,931)	6,063
Total increase (decrease) in net assets	(15,953)	(506)	(33,412)	4,493
Net assets at December 31, 2011	173,078	1,540	174,083	125,814
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,544)	26	(1,065)	(2,723)
Total realized gain (loss) on investments				
and capital gains distributions	(4,783)	14	(1,338)	8,079
Net unrealized appreciation (depreciation)				
of investments	34,064	138	19,826	17,490
Net increase (decrease) in net assets from operations	26,737	178	17,423	22,846
Changes from principal transactions:				
Premiums	1,324	-	1,842	1,525
Death Benefits	(1,606)	-	(2,496)	(968)
Surrenders and withdrawals	(14,830)	(176)	(13,479)	(10,178)
Transfers between Divisions				
(including fixed account), net	4,369	(40)	(1,064)	29,001
Increase (decrease) in net assets derived from				
principal transactions	(10,743)	(216)	(15,197)	19,380
Total increase (decrease) in net assets	15,994	(38)	2,226	42,226
Net assets at December 31, 2012	$ 189,072	$ 1,502	$ 176,309	$ 168,040

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2011	$ 6,776	$ 124,699	$ 7,923	$ 17,776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(1,384)	121	252
Total realized gain (loss) on investments and capital gains distributions	199	(2,785)	215	(380)
Net unrealized appreciation (depreciation) of investments	(701)	(9,838)	(190)	(217)
Net increase (decrease) in net assets from operations	(494)	(14,007)	146	(345)
Changes from principal transactions:				
Premiums	-	1,060	-	50
Death Benefits	(102)	(1,068)	(105)	(286)
Surrenders and withdrawals	(1,119)	(8,584)	(742)	(1,647)
Transfers between Divisions (including fixed account), net	(189)	14,346	(972)	(537)
Increase (decrease) in net assets derived from principal transactions	(1,410)	5,754	(1,819)	(2,420)
Total increase (decrease) in net assets	(1,904)	(8,253)	(1,673)	(2,765)
Net assets at December 31, 2011	4,872	116,446	6,250	15,011
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(1,671)	101	375
Total realized gain (loss) on investments and capital gains distributions	144	(6,479)	90	(107)
Net unrealized appreciation (depreciation) of investments	758	28,311	187	1,154
Net increase (decrease) in net assets from operations	906	20,161	378	1,422
Changes from principal transactions:				
Premiums	-	988	-	133
Death Benefits	(31)	(1,203)	(74)	(67)
Surrenders and withdrawals	(908)	(8,197)	(1,102)	(942)
Transfers between Divisions (including fixed account), net	(64)	2,696	(193)	(154)
Increase (decrease) in net assets derived from principal transactions	(1,003)	(5,716)	(1,369)	(1,030)
Total increase (decrease) in net assets	(97)	14,445	(991)	392
Net assets at December 31, 2012	$ 4,775	$ 130,891	$ 5,259	$ 15,403

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2011	$ 18,481	$ 11,158	$ 1,270	$ 6,790
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	77	(11)	(9)	170
Total realized gain (loss) on investments and capital gains distributions	(395)	(304)	(21)	(50)
Net unrealized appreciation (depreciation) of investments	(505)	(398)	(46)	(181)
Net increase (decrease) in net assets from operations	(823)	(713)	(76)	(61)
Changes from principal transactions:				
Premiums	447	239	3	13
Death Benefits	(367)	(180)	-	(92)
Surrenders and withdrawals	(1,276)	(405)	(43)	(467)
Transfers between Divisions (including fixed account), net	(59)	(322)	(23)	(128)
Increase (decrease) in net assets derived from principal transactions	(1,255)	(668)	(63)	(674)
Total increase (decrease) in net assets	(2,078)	(1,381)	(139)	(735)
Net assets at December 31, 2011	16,403	9,777	1,131	6,055
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	168	38	-	181
Total realized gain (loss) on investments and capital gains distributions	(147)	(202)	(6)	(64)
Net unrealized appreciation (depreciation) of investments	1,830	1,404	157	348
Net increase (decrease) in net assets from operations	1,851	1,240	151	465
Changes from principal transactions:				
Premiums	72	12	3	24
Death Benefits	-	-	-	-
Surrenders and withdrawals	(1,590)	(1,319)	(19)	(962)
Transfers between Divisions (including fixed account), net	(344)	(302)	17	293
Increase (decrease) in net assets derived from principal transactions	(1,862)	(1,609)	1	(645)
Total increase (decrease) in net assets	(11)	(369)	152	(180)
Net assets at December 31, 2012	$ 16,392	$ 9,408	$ 1,283	$ 5,875

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 11,833	$ 108,925	$ 260,443	$ 6,229
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(168)	(2,736)	(2,202)	(93)
Total realized gain (loss) on investments and capital gains distributions	(158)	12,015	(18,388)	(130)
Net unrealized appreciation (depreciation) of investments	(290)	(14,415)	(16,533)	(41)
Net increase (decrease) in net assets from operations	(616)	(5,136)	(37,123)	(264)
Changes from principal transactions:				
Premiums	127	1,395	1,968	7
Death Benefits	(11)	(558)	(1,465)	(39)
Surrenders and withdrawals	(1,815)	(7,504)	(16,647)	(515)
Transfers between Divisions (including fixed account), net	(187)	8,706	(16,686)	(219)
Increase (decrease) in net assets derived from principal transactions	(1,886)	2,039	(32,830)	(766)
Total increase (decrease) in net assets	(2,502)	(3,097)	(69,953)	(1,030)
Net assets at December 31, 2011	9,331	105,828	190,490	5,199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	(3,926)	(1,355)	(87)
Total realized gain (loss) on investments and capital gains distributions	1,647	16,982	10,412	(81)
Net unrealized appreciation (depreciation) of investments	(250)	2,522	85,080	703
Net increase (decrease) in net assets from operations	1,267	15,578	94,137	535
Changes from principal transactions:				
Premiums	84	1,555	2,501	1
Death Benefits	(12)	(1,288)	(4,241)	(131)
Surrenders and withdrawals	(1,715)	(9,867)	(23,712)	(337)
Transfers between Divisions (including fixed account), net	(454)	46,368	350,474	(157)
Increase (decrease) in net assets derived from principal transactions	(2,097)	36,768	325,022	(624)
Total increase (decrease) in net assets	(830)	52,346	419,159	(89)
Net assets at December 31, 2012	$ 8,501	$ 158,174	$ 609,649	$ 5,110

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A
Net assets at January 1, 2011	$ 1,451	$ 601	$ 775	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	8	14	(19,807)
Total realized gain (loss) on investments and capital gains distributions	(51)	(80)	(35)	(4,004)
Net unrealized appreciation (depreciation) of investments	24	56	6	(45,338)
Net increase (decrease) in net assets from operations	10	(16)	(15)	(69,149)
Changes from principal transactions:				
Premiums	(175)	(126)	120	7,594
Death Benefits	-	-	(4)	(18,267)
Surrenders and withdrawals	-	-	(37)	(69,762)
Transfers between Divisions (including fixed account), net	-	1	134	1,327,583
Increase (decrease) in net assets derived from principal transactions	(175)	(125)	213	1,247,148
Total increase (decrease) in net assets	(165)	(141)	198	1,177,999
Net assets at December 31, 2011	1,286	460	973	1,177,999
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	(1)	4	(15,071)
Total realized gain (loss) on investments and capital gains distributions	(16)	(12)	(32)	11,380
Net unrealized appreciation (depreciation) of investments	139	73	143	144,912
Net increase (decrease) in net assets from operations	144	60	115	141,221
Changes from principal transactions:				
Premiums	131	(15)	14	8,806
Death Benefits	-	-	-	(15,397)
Surrenders and withdrawals	-	-	(21)	(77,200)
Transfers between Divisions (including fixed account), net	(1)	-	(39)	(37,177)
Increase (decrease) in net assets derived from principal transactions	130	(15)	(46)	(120,968)
Total increase (decrease) in net assets	274	45	69	20,253
Net assets at December 31, 2012	$ 1,560	$ 505	$ 1,042	$ 1,198,252

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2011	$ 114	$ 449,666	$ 7,465	$ 4,109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1,854)	6	(22)
Total realized gain (loss) on investments				
and capital gains distributions	(4)	2,752	(585)	(407)
Net unrealized appreciation (depreciation)				
of investments	3	(8,237)	447	346
Net increase (decrease) in net assets from operations	(1)	(7,339)	(132)	(83)
Changes from principal transactions:				
Premiums	-	219	(2)	(15)
Death Benefits	-	(7,754)	-	(121)
Surrenders and withdrawals	(35)	(46,532)	(1,576)	(1,242)
Transfers between Divisions				
(including fixed account), net	(1)	335,936	(345)	(29)
Increase (decrease) in net assets derived from				
principal transactions	(36)	281,869	(1,923)	(1,407)
Total increase (decrease) in net assets	(37)	274,530	(2,055)	(1,490)
Net assets at December 31, 2011	77	724,196	5,410	2,619
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(6,860)	96	12
Total realized gain (loss) on investments				
and capital gains distributions	(1)	14,051	(921)	(384)
Net unrealized appreciation (depreciation)				
of investments	11	81,107	813	345
Net increase (decrease) in net assets from operations	10	88,298	(12)	(27)
Changes from principal transactions:				
Premiums	-	136	(4)	(1)
Death Benefits	-	(11,097)	-	(124)
Surrenders and withdrawals	(22)	(68,824)	(808)	(679)
Transfers between Divisions				
(including fixed account), net	-	(31,488)	(4,586)	(1,788)
Increase (decrease) in net assets derived from				
principal transactions	(22)	(111,273)	(5,398)	(2,592)
Total increase (decrease) in net assets	(12)	(22,975)	(5,410)	(2,619)
Net assets at December 31, 2012	$ 65	$ 701,221	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net assets at January 1, 2011	$ 4,036	$ 3,216	$ 4,857	$ 1,962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	12	7	13
Total realized gain (loss) on investments and capital gains distributions	(342)	(244)	(239)	(48)
Net unrealized appreciation (depreciation) of investments	270	191	180	19
Net increase (decrease) in net assets from operations	(65)	(41)	(52)	(16)
Changes from principal transactions:				
Premiums	-	(1)	8	-
Death Benefits	(54)	-	-	(51)
Surrenders and withdrawals	(801)	(932)	(807)	(59)
Transfers between Divisions (including fixed account), net	(381)	-	(5)	(19)
Increase (decrease) in net assets derived from principal transactions	(1,236)	(933)	(804)	(129)
Total increase (decrease) in net assets	(1,301)	(974)	(856)	(145)
Net assets at December 31, 2011	2,735	2,242	4,001	1,817
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	16	2	9
Total realized gain (loss) on investments and capital gains distributions	(431)	(380)	(135)	(42)
Net unrealized appreciation (depreciation) of investments	363	323	42	13
Net increase (decrease) in net assets from operations	(38)	(41)	(91)	(20)
Changes from principal transactions:				
Premiums	(3)	-	-	-
Death Benefits	-	-	(54)	(5)
Surrenders and withdrawals	(820)	(1,040)	(339)	(76)
Transfers between Divisions (including fixed account), net	(1,874)	(1,161)	(2)	(20)
Increase (decrease) in net assets derived from principal transactions	(2,697)	(2,201)	(395)	(101)
Total increase (decrease) in net assets	(2,735)	(2,242)	(486)	(121)
Net assets at December 31, 2012	$ -	$ -	$ 3,515	$ 1,696

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50® Index Portfolio - Class A
Net assets at January 1, 2011	$ 12,854	$ 36,259	$ 263,966	$ 4,739
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	404	(6,441)	299
Total realized gain (loss) on investments and capital gains distributions	(169)	(26)	33,032	(2,811)
Net unrealized appreciation (depreciation) of investments	126	55	(60,848)	(772)
Net increase (decrease) in net assets from operations	8	433	(34,257)	(3,284)
Changes from principal transactions:				
Premiums	(1)	(3)	2,645	163
Death Benefits	(128)	(466)	(2,733)	(141)
Surrenders and withdrawals	(3,625)	(6,837)	(17,495)	(1,139)
Transfers between Divisions (including fixed account), net	(5)	(222)	(14,106)	2,617
Increase (decrease) in net assets derived from principal transactions	(3,759)	(7,528)	(31,689)	1,500
Total increase (decrease) in net assets	(3,751)	(7,095)	(65,946)	(1,784)
Net assets at December 31, 2011	9,103	29,164	198,020	2,955
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	259	(5,487)	8
Total realized gain (loss) on investments and capital gains distributions	(127)	(95)	24,717	(873)
Net unrealized appreciation (depreciation) of investments	(65)	(692)	(10,575)	1,533
Net increase (decrease) in net assets from operations	(162)	(528)	8,655	668
Changes from principal transactions:				
Premiums	-	1	1,715	78
Death Benefits	(89)	(225)	(1,607)	(21)
Surrenders and withdrawals	(1,873)	(4,483)	(13,845)	(342)
Transfers between Divisions (including fixed account), net	(58)	(129)	(6,733)	5,490
Increase (decrease) in net assets derived from principal transactions	(2,020)	(4,836)	(20,470)	5,205
Total increase (decrease) in net assets	(2,182)	(5,364)	(11,815)	5,873
Net assets at December 31, 2012	$ 6,921	$ 23,800	$ 186,205	$ 8,828

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Net assets at January 1, 2011	$ 3,595	$ 81,884	$ 161,332	$ 131,427
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	5	(660)	(2,162)
Total realized gain (loss) on investments and capital gains distributions	(1,240)	170	(10,242)	(3,109)
Net unrealized appreciation (depreciation) of investments	(408)	(13,476)	8,254	1,687
Net increase (decrease) in net assets from operations	(1,670)	(13,301)	(2,648)	(3,584)
Changes from principal transactions:				
Premiums	(2,769)	793	49	89
Death Benefits	(86)	(579)	(2,850)	(1,708)
Surrenders and withdrawals	(503)	(3,793)	(18,095)	(9,635)
Transfers between Divisions (including fixed account), net	3,733	(20,825)	(11,807)	(8,868)
Increase (decrease) in net assets derived from principal transactions	375	(24,404)	(32,703)	(20,122)
Total increase (decrease) in net assets	(1,295)	(37,705)	(35,351)	(23,706)
Net assets at December 31, 2011	2,300	44,179	125,981	107,721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(752)	(993)	(1,934)
Total realized gain (loss) on investments and capital gains distributions	-	83	(4,899)	(2,138)
Net unrealized appreciation (depreciation) of investments	275	10,712	20,112	19,187
Net increase (decrease) in net assets from operations	248	10,043	14,220	15,115
Changes from principal transactions:				
Premiums	4,770	382	48	85
Death Benefits	(132)	(265)	(3,023)	(1,807)
Surrenders and withdrawals	(283)	(2,479)	(12,886)	(8,187)
Transfers between Divisions (including fixed account), net	(4,642)	850	(3,868)	(4,750)
Increase (decrease) in net assets derived from principal transactions	(287)	(1,512)	(19,729)	(14,659)
Total increase (decrease) in net assets	(39)	8,531	(5,509)	456
Net assets at December 31, 2012	$ 2,261	$ 52,710	$ 120,472	$ 108,177

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2011	$ 99,899	$ 65,044	$ 8,463	$ 142,575
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,683)	52	(44)	(2,272)
Total realized gain (loss) on investments				
and capital gains distributions	(3,407)	774	(149)	11,059
Net unrealized appreciation (depreciation)				
of investments	2,183	(8,670)	(1,847)	(7,707)
Net increase (decrease) in net assets from operations	(2,907)	(7,844)	(2,040)	1,080
Changes from principal transactions:				
Premiums	48	753	2,890	898
Death Benefits	(1,380)	(208)	(72)	(1,770)
Surrenders and withdrawals	(7,073)	(4,200)	(414)	(11,980)
Transfers between Divisions				
(including fixed account), net	(5,109)	(14,057)	740	15,230
Increase (decrease) in net assets derived from				
principal transactions	(13,514)	(17,712)	3,144	2,378
Total increase (decrease) in net assets	(16,421)	(25,556)	1,104	3,458
Net assets at December 31, 2011	83,478	39,488	9,567	146,033
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,789)	65	(77)	(2,641)
Total realized gain (loss) on investments				
and capital gains distributions	(2,524)	(409)	(709)	17,997
Net unrealized appreciation (depreciation)				
of investments	11,823	6,298	947	1,029
Net increase (decrease) in net assets from operations	7,510	5,954	161	16,385
Changes from principal transactions:				
Premiums	27	443	(4,735)	741
Death Benefits	(1,082)	(358)	-	(1,952)
Surrenders and withdrawals	(5,869)	(3,221)	(136)	(14,190)
Transfers between Divisions				
(including fixed account), net	(2,644)	2,713	(193)	5,843
Increase (decrease) in net assets derived from				
principal transactions	(9,568)	(423)	(5,064)	(9,558)
Total increase (decrease) in net assets	(2,058)	5,531	(4,903)	6,827
Net assets at December 31, 2012	$ 81,420	$ 45,019	$ 4,664	$ 152,860

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S
Net assets at January 1, 2011	$ 355,951	$ 35,226	$ 297,977	$ 120,857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,619)	(341)	(5,295)	(1,639)
Total realized gain (loss) on investments and capital gains distributions	21,769	1,678	21,859	17,402
Net unrealized appreciation (depreciation) of investments	(21,331)	(2,166)	(29,466)	(21,722)
Net increase (decrease) in net assets from operations	(2,181)	(829)	(12,902)	(5,959)
Changes from principal transactions:				
Premiums	1,657	322	1,653	1,216
Death Benefits	(7,615)	(357)	(6,739)	(562)
Surrenders and withdrawals	(35,620)	(5,240)	(21,743)	(7,369)
Transfers between Divisions (including fixed account), net	(15,225)	9,828	(15,154)	(5,359)
Increase (decrease) in net assets derived from principal transactions	(56,803)	4,553	(41,983)	(12,074)
Total increase (decrease) in net assets	(58,984)	3,724	(54,885)	(18,033)
Net assets at December 31, 2011	296,967	38,950	243,092	102,824
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(236)	(497)	(5,165)	(1,817)
Total realized gain (loss) on investments and capital gains distributions	24,920	1,597	16,044	9,085
Net unrealized appreciation (depreciation) of investments	11,948	4,987	19,064	6,729
Net increase (decrease) in net assets from operations	36,632	6,087	29,943	13,997
Changes from principal transactions:				
Premiums	2,205	360	1,188	1,578
Death Benefits	(9,887)	(446)	(5,467)	(1,177)
Surrenders and withdrawals	(31,821)	(5,149)	(21,470)	(8,190)
Transfers between Divisions (including fixed account), net	35,913	22,120	(732)	14,510
Increase (decrease) in net assets derived from principal transactions	(3,590)	16,885	(26,481)	6,721
Total increase (decrease) in net assets	33,042	22,972	3,462	20,718
Net assets at December 31, 2012	$ 330,009	$ 61,922	$ 246,554	$ 123,542

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S
Net assets at January 1, 2011	$ 174,052	$ 102,443	$ 232,631	$ 201,282
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,981)	(2,225)	(854)	927
Total realized gain (loss) on investments and capital gains distributions	23,082	6,818	10,181	(6,031)
Net unrealized appreciation (depreciation) of investments	(31,952)	(10,456)	70	(6,484)
Net increase (decrease) in net assets from operations	(11,851)	(5,863)	9,397	(11,588)
Changes from principal transactions:				
Premiums	1,520	854	2,106	2,084
Death Benefits	(1,278)	(862)	(2,371)	(2,663)
Surrenders and withdrawals	(12,517)	(6,631)	(20,455)	(8,257)
Transfers between Divisions (including fixed account), net	(13,850)	(49)	76,246	(11,122)
Increase (decrease) in net assets derived from principal transactions	(26,125)	(6,688)	55,526	(19,958)
Total increase (decrease) in net assets	(37,976)	(12,551)	64,923	(31,546)
Net assets at December 31, 2011	136,076	89,892	297,554	169,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,897)	(2,128)	(1,336)	2,348
Total realized gain (loss) on investments and capital gains distributions	15,602	7,294	10,574	(2,729)
Net unrealized appreciation (depreciation) of investments	5,105	4,427	(6,800)	20,189
Net increase (decrease) in net assets from operations	17,810	9,593	2,438	19,808
Changes from principal transactions:				
Premiums	1,352	742	2,620	2,508
Death Benefits	(1,457)	(815)	(3,241)	(1,385)
Surrenders and withdrawals	(10,840)	(6,041)	(23,055)	(8,054)
Transfers between Divisions (including fixed account), net	8,359	(11,162)	(34,592)	(6,285)
Increase (decrease) in net assets derived from principal transactions	(2,586)	(17,276)	(58,268)	(13,216)
Total increase (decrease) in net assets	15,224	(7,683)	(55,830)	6,592
Net assets at December 31, 2012	$ 151,300	$ 82,209	$ 241,724	$ 176,328

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Net assets at January 1, 2011	$ 9,445	$ 399,457	$ 68,086	$ 78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	(9,715)	(1,600)	1
Total realized gain (loss) on investments and capital gains distributions	(1,173)	19,709	3,096	(2)
Net unrealized appreciation (depreciation) of investments	(251)	(26,696)	(2,758)	4
Net increase (decrease) in net assets from operations	(1,360)	(16,702)	(1,262)	3
Changes from principal transactions:				
Premiums	73	2,372	29	-
Death Benefits	(16)	(6,288)	(413)	-
Surrenders and withdrawals	(798)	(42,215)	(5,898)	(6)
Transfers between Divisions (including fixed account), net	(689)	16,675	(1,687)	-
Increase (decrease) in net assets derived from principal transactions	(1,430)	(29,456)	(7,969)	(6)
Total increase (decrease) in net assets	(2,790)	(46,158)	(9,231)	(3)
Net assets at December 31, 2011	6,655	353,299	58,855	75
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	53	(7,352)	(1,498)	1
Total realized gain (loss) on investments and capital gains distributions	(1,058)	26,305	8,623	(2)
Net unrealized appreciation (depreciation) of investments	2,097	19,276	(270)	12
Net increase (decrease) in net assets from operations	1,092	38,229	6,855	11
Changes from principal transactions:				
Premiums	82	1,964	59	-
Death Benefits	(47)	(7,483)	(454)	-
Surrenders and withdrawals	(505)	(34,113)	(6,216)	(11)
Transfers between Divisions (including fixed account), net	(372)	(2,529)	(821)	(2)
Increase (decrease) in net assets derived from principal transactions	(842)	(42,161)	(7,432)	(13)
Total increase (decrease) in net assets	250	(3,932)	(577)	(2)
Net assets at December 31, 2012	$ 6,905	$ 349,367	$ 58,278	$ 73

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2011	$ 39	$ 72	$ 1,859	$ 12,463
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	5	(16)	468
Total realized gain (loss) on investments and capital gains distributions	(1)	(1)	(56)	187
Net unrealized appreciation (depreciation) of investments	(7)	(4)	10	510
Net increase (decrease) in net assets from operations	(6)	-	(62)	1,165
Changes from principal transactions:				
Premiums	-	-	16	142
Death Benefits	-	-	(4)	(8)
Surrenders and withdrawals	(1)	(2)	(196)	(1,569)
Transfers between Divisions (including fixed account), net	1	1	(171)	790
Increase (decrease) in net assets derived from principal transactions	-	(1)	(355)	(645)
Total increase (decrease) in net assets	(6)	(1)	(417)	520
Net assets at December 31, 2011	33	71	1,442	12,983
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	4	(16)	(39)
Total realized gain (loss) on investments and capital gains distributions	(18)	(4)	67	1,231
Net unrealized appreciation (depreciation) of investments	20	10	169	(223)
Net increase (decrease) in net assets from operations	2	10	220	969
Changes from principal transactions:				
Premiums	-	-	6	209
Death Benefits	-	-	-	(21)
Surrenders and withdrawals	(7)	(15)	(104)	(2,065)
Transfers between Divisions (including fixed account), net	(28)	(1)	(86)	2,739
Increase (decrease) in net assets derived from principal transactions	(35)	(16)	(184)	862
Total increase (decrease) in net assets	(33)	(6)	36	1,831
Net assets at December 31, 2012	$ -	$ 65	$ 1,478	$ 14,814

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net assets at January 1, 2011	$ 15,665	$ 15,111	$ 9,261	$ 10,541
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	83	(365)	(134)	(204)
Total realized gain (loss) on investments				
and capital gains distributions	(708)	(194)	(686)	(1,534)
Net unrealized appreciation (depreciation)				
of investments	1,285	240	(61)	(2,040)
Net increase (decrease) in net assets from operations	660	(319)	(881)	(3,778)
Changes from principal transactions:				
Premiums	112	3	1	1
Death Benefits	(34)	(232)	(81)	(110)
Surrenders and withdrawals	(1,648)	(1,982)	(875)	(913)
Transfers between Divisions				
(including fixed account), net	(17)	(568)	(476)	14
Increase (decrease) in net assets derived from				
principal transactions	(1,587)	(2,779)	(1,431)	(1,008)
Total increase (decrease) in net assets	(927)	(3,098)	(2,312)	(4,786)
Net assets at December 31, 2011	14,738	12,013	6,949	5,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	316	(321)	53	(136)
Total realized gain (loss) on investments				
and capital gains distributions	(633)	(172)	(654)	(1,612)
Net unrealized appreciation (depreciation)				
of investments	1,476	1,762	1,444	1,213
Net increase (decrease) in net assets from operations	1,159	1,269	843	(535)
Changes from principal transactions:				
Premiums	158	6	1	1
Death Benefits	(60)	(427)	(114)	(194)
Surrenders and withdrawals	(2,043)	(1,433)	(718)	(406)
Transfers between Divisions				
(including fixed account), net	(524)	(227)	(242)	556
Increase (decrease) in net assets derived from				
principal transactions	(2,469)	(2,081)	(1,073)	(43)
Total increase (decrease) in net assets	(1,310)	(812)	(230)	(578)
Net assets at December 31, 2012	$ 13,428	$ 11,201	$ 6,719	$ 5,177

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco Van Kampen American Franchise Fund - Class I Shares	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
Net assets at January 1, 2011	$ -	$ 1,487	$ 2,156	$ 807
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(39)	11	(16)
Total realized gain (loss) on investments and capital gains distributions	-	48	(15)	(15)
Net unrealized appreciation (depreciation) of investments	-	(122)	85	(2)
Net increase (decrease) in net assets from operations	-	(113)	81	(33)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	-	-	-
Surrenders and withdrawals	-	(126)	(116)	(52)
Transfers between Divisions (including fixed account), net	-	(8)	(69)	(1)
Increase (decrease) in net assets derived from principal transactions	-	(134)	(185)	(53)
Total increase (decrease) in net assets	-	(247)	(104)	(86)
Net assets at December 31, 2011	-	1,240	2,052	721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(306)	(32)	(22)	(7)
Total realized gain (loss) on investments and capital gains distributions	(94)	177	29	(16)
Net unrealized appreciation (depreciation) of investments	(429)	64	189	142
Net increase (decrease) in net assets from operations	(829)	209	196	119
Changes from principal transactions:				
Premiums	-	(154)	-	(75)
Death Benefits	(91)	-	(6)	-
Surrenders and withdrawals	(1,184)	(158)	(734)	(16)
Transfers between Divisions (including fixed account), net	18,829	(15)	(65)	(2)
Increase (decrease) in net assets derived from principal transactions	17,554	(327)	(805)	(93)
Total increase (decrease) in net assets	16,725	(118)	(609)	26
Net assets at December 31, 2012	$ 16,725	$ 1,122	$ 1,443	$ 747

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net assets at January 1, 2011	$ 436	$ 1,075
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(10)	2
Total realized gain (loss) on investments		
and capital gains distributions	1	53
Net unrealized appreciation (depreciation)		
of investments	(17)	(3)
Net increase (decrease) in net assets from operations	(26)	52
Changes from principal transactions:		
Premiums	-	-
Death Benefits	-	(5)
Surrenders and withdrawals	(39)	(236)
Transfers between Divisions		
(including fixed account), net	(10)	(37)
Increase (decrease) in net assets derived from		
principal transactions	(49)	(278)
Total increase (decrease) in net assets	(75)	(226)
Net assets at December 31, 2011	361	849
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(8)	(8)
Total realized gain (loss) on investments		
and capital gains distributions	(4)	33
Net unrealized appreciation (depreciation)		
of investments	32	4
Net increase (decrease) in net assets from operations	20	29
Changes from principal transactions:		
Premiums	-	-
Death Benefits	(23)	(29)
Surrenders and withdrawals	(85)	(152)
Transfers between Divisions		
(including fixed account), net	(40)	15
Increase (decrease) in net assets derived from		
principal transactions	(148)	(166)
Total increase (decrease) in net assets	(128)	(137)
Net assets at December 31, 2012	$ 233	$ 712

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

1.   **Organization**

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect, wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Account includes ING Architect Contracts, ING GoldenSelect Contracts, ING Retirement Solutions Rollover Choice Contracts and ING SmartDesign Contracts (collectively, the "Contracts"), that ceased being available to new contract owners in 2011. These Contracts were, however, still available to existing contract owners in 2012. ING GoldenSelect Contracts included Access, DVA Plus, Premium Plus, ES II, and Landmark. ING SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2012, the Account had 141 investment divisions (the "Divisions"), 23 of which invest in independently managed mutual funds and 118 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with assets balances at December 31, 2012 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Columbia Funds Variable Series Trust II:
  Columbia VP Large Cap Growth Fund - Class 1
  Columbia VP Short Duration US Government Fund - Class 1
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Global Growth and Income Portfolio
  ING American Funds International Growth and Income Portfolio
  ING American Funds International Portfolio

ING Investors Trust (continued):
  ING American Funds World Allocation Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Bond Portfolio
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service 2 Class
  ING DFA World Equity Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Adviser Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class

ING Investors Trust (continued):
   ING Invesco Van Kampen Growth and Income Portfolio - Service Class
   ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
   ING JPMorgan Emerging Markets Equity Portfolio - Service Class
   ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
   ING JPMorgan Small Cap Core Equity Portfolio - Service Class
   ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
   ING Large Cap Growth Portfolio - Adviser Class
   ING Large Cap Growth Portfolio - Service Class
   ING Large Cap Growth Portfolio - Service 2 Class
   ING Large Cap Value Portfolio - Service Class
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Service Class
   ING Liquid Assets Portfolio - Service 2 Class
   ING Marsico Growth Portfolio - Service Class
   ING Marsico Growth Portfolio - Service 2 Class
   ING MFS Total Return Portfolio - Service Class
   ING MFS Total Return Portfolio - Service 2 Class
   ING MFS Utilities Portfolio - Service Class
   ING Morgan Stanley Global Franchise Portfolio - Service Class
   ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
   ING Oppenheimer Active Allocation Portfolio - Service Class
   ING PIMCO High Yield Portfolio - Service Class
   ING PIMCO Total Return Bond Portfolio - Service Class
   ING PIMCO Total Return Bond Portfolio - Service 2 Class
   ING Pioneer Fund Portfolio - Service Class
   ING Pioneer Mid Cap Value Portfolio - Service Class
   ING Retirement Conservative Portfolio - Adviser Class
   ING Retirement Growth Portfolio - Adviser Class
   ING Retirement Moderate Growth Portfolio - Adviser Class
   ING Retirement Moderate Portfolio - Adviser Class
   ING T. Rowe Price Capital Appreciation Portfolio - Service Class
   ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
   ING T. Rowe Price Equity Income Portfolio - Service Class
   ING T. Rowe Price Equity Income Portfolio - Service 2 Class
   ING T. Rowe Price International Stock Portfolio - Service Class
   ING Templeton Global Growth Portfolio - Service Class
   ING Templeton Global Growth Portfolio - Service 2 Class

ING Mutual Funds:
   ING Diversified International Fund - Class R
ING Partners, Inc.:
   ING American Century Small-Mid Cap Value Portfolio - Service Class
   ING Baron Growth Portfolio - Service Class
   ING Columbia Small Cap Value II Portfolio - Service Class
   ING Davis New York Venture Portfolio - Service Class
   ING Global Bond Portfolio - Service Class
   ING Growth and Income Core Portfolio - Initial Class
   ING Growth and Income Core Portfolio - Service Class
   ING Invesco Van Kampen Comstock Portfolio - Service Class
   ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
   ING Invesco Van Kampen Equity and Income Portfolio - Service Class
   ING JPMorgan Mid Cap Value Portfolio - Service Class
   ING Oppenheimer Global Portfolio - Initial Class
   ING Oppenheimer Global Portfolio - Service Class
   ING PIMCO Total Return Portfolio - Service Class
   ING Solution 2015 Portfolio - Service Class
   ING Solution 2025 Portfolio - Service Class
   ING Solution 2035 Portfolio - Service Class
   ING Solution 2045 Portfolio - Service Class
   ING Solution Income Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
   ING T. Rowe Price Growth Equity Portfolio - Service Class
   ING Templeton Foreign Equity Portfolio - Service Class
   ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
   ING Strategic Allocation Conservative Portfolio - Class S
   ING Strategic Allocation Growth Portfolio - Class S
   ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
   ING Growth and Income Portfolio - Class A
   ING Growth and Income Portfolio - Class I
   ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 11
   ING GET U.S. Core Portfolio - Series 12
   ING GET U.S. Core Portfolio - Series 13
   ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class S
  ING Euro STOXX 50® Index Portfolio - Class A
  ING FTSE 100 Index® Portfolio - Class A
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree^{SM} Global High-Yielding Equity
    Index Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S

Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value
    Portfolio - Class I
Legg Mason Partners Variable Income Trust:
  Western Asset Variable High Income Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small- & Mid-Cap
    Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Van Kampen Equity Trust II:
  Invesco Van Kampen American Franchise Fund -
    Class I Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage VT Omega Growth Fund -
    Class 2
Wells Fargo Variable Trust:
  Wells Fargo Advantage VT Index Asset Allocation
    Fund - Class 2
  Wells Fargo Advantage VT Intrinsic Value Fund -
    Class 2
  Wells Fargo Advantage VT Small Cap Growth
    Fund - Class 2
  Wells Fargo Advantage VT Total Return Bond Fund

The names of certain Trusts and Divisions were changed during 2012. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds	Invesco Variable Insurance Funds
ING Investors Trust:	ING Investors Trust:
ING Bond Portfolio	ING American Funds Bond Portfolio
ING Partners, Inc.:	ING Partners, Inc.:
ING Baron Growth Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
ING Growth and Income Core Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
ING Growth and Income Core Portfolio - Service Class	ING Thornburg Value Portfolio - Service Class
Legg Mason Partners Variable Income Trust:	Legg Mason Partners Variable Income Trust:
Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable High Income Portfolio

During 2012, the following Divisions were closed to contract owners:

AIM Variable Insurance Funds:
   Invesco V.I. Leisure Fund - Series I Shares
ING Investors Trust:
   ING American Funds Growth Portfolio
   ING Artio Foreign Portfolio- Service Class
   ING Artio Foreign Portfolio- Service 2 Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
Legg Mason Partners Variable Equity Trust:
   Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ING USA, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Amounts Receivable From/Payable to Related Parties

Amount payable to/receivable from related parties in each Division on the Statement of Asset and Liabilities represent accrued fees to ING USA.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of all Contracts, certain charges and fees are incurred by the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 0.35% to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account at an annual rate of up to 0.15% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Withdrawal and Distribution Charges

For certain Contracts, a charge is deducted from the accumulation value for contract owners taking more than one conventional partial withdrawal during a Contract year. For certain Contracts, annual distribution fees are deducted from the Contracts' accumulation values. These charges are assessed through the redemption of units.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contract owner's state of residence and currently ranges up to 4.00% of premiums. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts may be waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.   Related Party Transactions

During the year ended December 31, 2012, management fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Mutual Funds, ING Strategic Allocation Portfolio, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up to 0.95% of the average net assets of each respective Fund.

6.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Leisure Fund - Series I Shares	$ 92	$ 20,184
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	65,255	235,191
Columbia Funds Variable Insurance Trust:		
Columbia Asset Allocation Fund, Variable Series - Class A	22	7
Columbia Small Cap Value Fund, Variable Series - Class B	6,921	18,078
Columbia Small Company Growth Fund, Variable Series - Class A	-	-
Columbia Funds Variable Series Trust II:		
Columbia VP Large Cap Growth Fund - Class 1	-	27
Columbia VP Short Duration US Government Fund - Class 1	-	1
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class 2	14,902	23,468
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class 2	7,916	95,973
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	185	2,793
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class S	158	1,215
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class S	167,796	251,266
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	35,646	30,831
ING American Funds Global Growth and Income Portfolio	10,403	3,851
ING American Funds Growth Portfolio	49,442	2,037,455
ING American Funds International Growth and Income Portfolio	6,923	1,198
ING American Funds International Portfolio	42,495	156,562
ING American Funds World Allocation Portfolio - Service Class	30,921	34,965
ING Artio Foreign Portfolio - Service Class	19,808	385,610
ING Artio Foreign Portfolio - Service 2 Class	1,336	32,794
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	23,352	27,790
ING BlackRock Inflation Protected Bond Portfolio - Service Class	178,699	115,690
ING BlackRock Large Cap Growth Portfolio - Institutional Class	-	82
ING BlackRock Large Cap Growth Portfolio - Service Class	21,907	33,439
ING Bond Portfolio	63,786	86,068
ING Clarion Global Real Estate Portfolio - Service Class	1,603	20,266
ING Clarion Global Real Estate Portfolio - Service 2 Class	21	324
ING Clarion Real Estate Portfolio - Service Class	3,867	53,733
ING Clarion Real Estate Portfolio - Service 2 Class	333	3,098
ING DFA World Equity Portfolio - Service Class	9,844	28,887
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	12,490	125,347
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	576	3,979
ING Franklin Income Portfolio - Service Class	56,430	57,126

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING Franklin Income Portfolio - Service 2 Class	$ 1,920	$ 1,243
ING Franklin Mutual Shares Portfolio - Service Class	6,972	28,724
ING Franklin Templeton Founding Strategy Portfolio - Service Class	35,855	100,109
ING Global Resources Portfolio - Adviser Class	27,275	38,804
ING Global Resources Portfolio - Service Class	13,893	78,245
ING Global Resources Portfolio - Service 2 Class	558	2,934
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	26,332	83,288
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	971	6,208
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	73,615	81,299
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	886	3,343
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	38,753	77,456
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	35	4,590
ING Large Cap Growth Portfolio - Adviser Class	1,912,234	113,114
ING Large Cap Growth Portfolio - Service Class	40,631	78,535
ING Large Cap Growth Portfolio - Service 2 Class	13	65
ING Large Cap Value Portfolio - Service Class	37,655	34,121
ING Limited Maturity Bond Portfolio - Service Class	868	14,414
ING Liquid Assets Portfolio - Service Class	219,664	391,203
ING Liquid Assets Portfolio - Service 2 Class	10,223	14,134
ING Marsico Growth Portfolio - Service Class	30,244	91,759
ING Marsico Growth Portfolio - Service 2 Class	339	2,119
ING MFS Total Return Portfolio - Service Class	29,385	103,411
ING MFS Total Return Portfolio - Service 2 Class	1,320	3,918
ING MFS Utilities Portfolio - Service Class	28,570	75,900
ING Morgan Stanley Global Franchise Portfolio - Service Class	47,376	51,598
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	4,119	8,372
ING Oppenheimer Active Allocation Portfolio - Service Class	5,013	11,266
ING PIMCO High Yield Portfolio - Service Class	128,371	81,672
ING PIMCO Total Return Bond Portfolio - Service Class	458,290	488,359
ING PIMCO Total Return Bond Portfolio - Service 2 Class	6,325	10,608
ING Pioneer Fund Portfolio - Service Class	2,260	9,372
ING Pioneer Mid Cap Value Portfolio - Service Class	6,642	75,094
ING Retirement Conservative Portfolio - Adviser Class	106,400	95,413
ING Retirement Growth Portfolio - Adviser Class	111,035	428,389
ING Retirement Moderate Growth Portfolio - Adviser Class	78,141	327,740
ING Retirement Moderate Portfolio - Adviser Class	61,573	186,432
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	166,365	298,935
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	5,541	8,457
ING T. Rowe Price Equity Income Portfolio - Service Class	36,242	127,047
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	910	3,204
ING T. Rowe Price International Stock Portfolio - Service Class	17,004	25,814
ING Templeton Global Growth Portfolio - Service Class	9,619	36,741
ING Templeton Global Growth Portfolio - Service 2 Class	408	429
ING Mutual Funds:		
ING Diversified International Fund - Class R	2	45

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Service Class	$ 370	$ 651
ING Baron Growth Portfolio - Service Class	29,444	75,302
ING Columbia Small Cap Value II Portfolio - Service Class	472	19,699
ING Davis New York Venture Portfolio - Service Class	6,551	32,548
ING Global Bond Portfolio - Service Class	1,179	1,682
ING Growth and Income Core Portfolio - Initial Class	54	313
ING Growth and Income Core Portfolio - Service Class	173	1,339
ING Invesco Van Kampen Comstock Portfolio - Service Class	16,836	30,132
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	36	227
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	22,638	38,908
ING JPMorgan Mid Cap Value Portfolio - Service Class	51,131	34,481
ING Oppenheimer Global Portfolio - Initial Class	75	1,073
ING Oppenheimer Global Portfolio - Service Class	15,234	22,626
ING PIMCO Total Return Portfolio - Service Class	372	1,640
ING Solution 2015 Portfolio - Service Class	791	1,445
ING Solution 2025 Portfolio - Service Class	536	2,230
ING Solution 2035 Portfolio - Service Class	538	2,109
ING Solution 2045 Portfolio - Service Class	69	69
ING Solution Income Portfolio - Service Class	601	1,065
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	1,034	2,512
ING T. Rowe Price Growth Equity Portfolio - Service Class	93,778	60,939
ING Templeton Foreign Equity Portfolio - Service Class	408,522	84,810
ING UBS U.S. Large Cap Equity Portfolio - Service Class	80	790
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class S	219	68
ING Strategic Allocation Growth Portfolio - Class S	7	23
ING Strategic Allocation Moderate Portfolio - Class S	33	74
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	46,395	182,503
ING Growth and Income Portfolio - Class I	1	24
ING Growth and Income Portfolio - Class S	11,318	129,502
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 7	113	5,417
ING GET U.S. Core Portfolio - Series 8	32	2,613
ING GET U.S. Core Portfolio - Series 9	66	2,734
ING GET U.S. Core Portfolio - Series 10	48	2,233
ING GET U.S. Core Portfolio - Series 11	79	472
ING GET U.S. Core Portfolio - Series 12	44	137
ING GET U.S. Core Portfolio - Series 13	171	2,161
ING GET U.S. Core Portfolio - Series 14	826	5,406
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class S	37,635	50,582
ING Euro STOXX 50® Index Portfolio - Class A	12,859	7,645
ING FTSE 100 Index® Portfolio - Class A	3,141	3,335
ING Hang Seng Index Portfolio - Class S	13,209	15,476
ING Index Plus LargeCap Portfolio - Class S	2,140	22,872
ING Index Plus MidCap Portfolio - Class S	1,010	17,609
ING Index Plus SmallCap Portfolio - Class S	738	12,099
ING International Index Portfolio - Class S	10,689	11,050

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)	
ING Variable Portfolios, Inc. (continued):		
ING Japan TOPIX Index® Portfolio - Class A	$ 4,921	$ 9,682
ING Russell™ Large Cap Growth Index Portfolio - Class S	40,280	52,488
ING Russell™ Large Cap Index Portfolio - Class S	81,310	85,154
ING Russell™ Large Cap Value Index Portfolio - Class S	46,596	30,210
ING Russell™ Mid Cap Growth Index Portfolio - Class S	15,840	47,501
ING Russell™ Mid Cap Index Portfolio - Class S	38,940	29,967
ING Russell™ Small Cap Index Portfolio - Class S	65,018	62,981
ING Small Company Portfolio - Class S	12,049	28,117
ING U.S. Bond Index Portfolio - Class S	46,143	100,020
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	12,861	23,739
ING Variable Products Trust:		
ING International Value Portfolio - Class S	451	1,240
ING MidCap Opportunities Portfolio - Class S	38,509	78,311
ING SmallCap Opportunities Portfolio - Class S	6,209	9,195
Legg Mason Partners Variable Equity Trust:		
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	2	13
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	35
Legg Mason Partners Variable Income Trust:		
Western Asset Variable High Income Portfolio	5	16
Oppenheimer Variable Account Funds:		
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	245	446
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	3,774	2,180
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class II	914	3,067
ProFunds:		
ProFund VP Bull	81	2,484
ProFund VP Europe 30	270	1,290
ProFund VP Rising Rates Opportunity	706	884
Van Kampen Equity Trust II:		
Invesco Van Kampen American Franchise Fund - Class I Shares	19,202	1,951
Wells Fargo Funds Trust:		
Wells Fargo Advantage VT Omega Growth Fund - Class 2	96	371
Wells Fargo Variable Trust:		
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	24	851
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	11	111
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	18	158
Wells Fargo Advantage VT Total Return Bond Fund	48	207

7. Changes in Units

The changes in units outstanding for the years ended December 31, 2012 and 2011 are shown in the following table.

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. Leisure Fund - Series I Shares	-	1,456,838	(1,456,838)	202,162	454,602	(252,440)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	12,847,905	29,744,902	(16,896,997)	34,124,070	35,162,633	(1,038,563)
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	943	147	796	4	1,118	(1,114)
Columbia Small Cap Value Fund, Variable Series - Class B	138,962	923,481	(784,519)	660,550	1,573,933	(913,383)
Columbia Small Company Growth Fund, Variable Series - Class A	-	-	-	-	321	(321)
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	-	2,875	(2,875)	56,308	14,839	41,469
Columbia VP Short Duration US Government Fund - Class 1	-	69	(69)	2,306	1,907	399
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	287,260	2,040,149	(1,752,889)	1,185,076	3,260,043	(2,074,967)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	954,380	6,620,153	(5,665,773)	2,033,498	9,345,908	(7,312,410)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	13,075	142,322	(129,247)	21,094	123,046	(101,952)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class S	12,199	99,764	(87,565)	57,999	160,824	(102,825)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	22,261,655	30,442,457	(8,180,802)	34,427,145	42,580,885	(8,153,740)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	6,208,895	5,690,492	518,403	4,727,342	5,588,550	(861,208)
ING American Funds Global Growth and Income Portfolio	1,205,860	555,347	650,513	1,100,518	366,357	734,161
ING American Funds Growth Portfolio	-	149,922,104	(149,922,104)	13,444,808	35,072,503	(21,627,695)
ING American Funds International Growth and Income Portfolio	872,686	280,231	592,455	732,161	221,147	511,014
ING American Funds International Portfolio	4,664,873	11,606,803	(6,941,930)	5,614,495	16,690,020	(11,075,525)
ING American Funds World Allocation Portfolio - Service Class	1,791,493	3,173,961	(1,382,468)	7,773,280	6,387,255	1,386,025

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Artio Foreign Portfolio - Service Class	-	34,478,946	(34,478,946)	3,940,000	9,375,319	(5,435,319)
ING Artio Foreign Portfolio - Service 2 Class	-	2,743,479	(2,743,479)	118,038	441,972	(323,934)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	3,673,851	4,118,680	(444,829)	7,460,244	7,163,736	296,508
ING BlackRock Inflation Protected Bond Portfolio - Service Class	22,579,058	19,273,054	3,306,004	34,212,058	15,682,140	18,529,918
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,960	10,573	(8,613)	-	1,856	(1,856)
ING BlackRock Large Cap Growth Portfolio - Service Class	3,876,108	4,648,621	(772,513)	8,009,399	6,981,483	1,027,916
ING Bond Portfolio	8,888,582	12,462,021	(3,573,439)	12,484,675	17,829,707	(5,345,032)
ING Clarion Global Real Estate Portfolio - Service Class	338,508	1,863,453	(1,524,945)	696,927	2,498,930	(1,802,003)
ING Clarion Global Real Estate Portfolio - Service 2 Class	2,472	27,259	(24,787)	2,335	31,785	(29,450)
ING Clarion Real Estate Portfolio - Service Class	148,066	959,589	(811,523)	632,166	1,622,083	(989,917)
ING Clarion Real Estate Portfolio - Service 2 Class	11,589	119,894	(108,305)	9,601	122,194	(112,593)
ING DFA World Equity Portfolio - Service Class	2,134,200	4,530,500	(2,396,300)	4,547,336	10,021,213	(5,473,877)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	2,500,706	9,181,370	(6,680,664)	6,787,931	16,476,640	(9,688,709)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	45,443	198,832	(153,389)	76,359	242,344	(165,985)
ING Franklin Income Portfolio - Service Class	8,116,499	9,860,786	(1,744,287)	12,519,380	12,159,848	359,532
ING Franklin Income Portfolio - Service 2 Class	135,057	109,052	26,005	244,296	246,338	(2,042)
ING Franklin Mutual Shares Portfolio - Service Class	1,622,990	3,706,914	(2,083,924)	2,583,825	4,405,289	(1,821,464)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	3,615,778	12,569,278	(8,953,500)	5,549,303	15,763,799	(10,214,496)
ING Global Resources Portfolio - Adviser Class	5,144,943	6,510,985	(1,366,042)	16,351,503	6,388,268	9,963,235
ING Global Resources Portfolio - Service Class	693,419	2,512,241	(1,818,822)	1,392,195	4,061,767	(2,669,572)
ING Global Resources Portfolio - Service 2 Class	28,732	118,356	(89,624)	11,957	113,850	(101,893)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	1,972,664	4,056,435	(2,083,771)	2,963,555	5,343,808	(2,380,253)
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	43,393	389,088	(345,695)	262,920	684,494	(421,574)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	6,246,263	6,887,301	(641,038)	6,217,031	8,018,719	(1,801,688)
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	12,635	104,982	(92,347)	14,127	125,729	(111,602)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	4,662,493	6,820,131	(2,157,638)	7,505,923	9,179,828	(1,673,905)
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	4,382	219,617	(215,235)	17,700	332,843	(315,143)
ING Large Cap Growth Portfolio - Adviser Class	200,867,518	16,205,302	184,662,216	-	-	-

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Large Cap Growth Portfolio - Service Class	3,745,420	6,101,120	(2,355,700)	13,298,580	6,315,795	6,982,785
ING Large Cap Growth Portfolio - Service 2 Class	858	4,090	(3,232)	2	7,854	(7,852)
ING Large Cap Value Portfolio - Service Class	4,580,619	4,213,914	366,705	8,875,823	2,412,936	6,462,887
ING Limited Maturity Bond Portfolio - Service Class	140,252	735,017	(594,765)	3,363,708	4,215,004	(851,296)
ING Liquid Assets Portfolio - Service Class	44,117,809	53,947,736	(9,829,927)	106,924,585	110,207,357	(3,282,772)
ING Liquid Assets Portfolio - Service 2 Class	1,251,795	1,615,455	(363,660)	2,501,772	2,833,831	(332,059)
ING Marsico Growth Portfolio - Service Class	3,856,091	7,245,433	(3,389,342)	6,732,807	11,065,297	(4,332,490)
ING Marsico Growth Portfolio - Service 2 Class	27,905	130,561	(102,656)	78,501	201,745	(123,244)
ING MFS Total Return Portfolio - Service Class	2,190,819	5,166,948	(2,976,129)	5,316,698	9,655,946	(4,339,248)
ING MFS Total Return Portfolio - Service 2 Class	79,888	285,320	(205,432)	92,292	357,617	(265,325)
ING MFS Utilities Portfolio - Service Class	3,789,568	6,755,459	(2,965,891)	8,616,871	7,866,999	749,872
ING Morgan Stanley Global Franchise Portfolio - Service Class	3,617,205	4,682,156	(1,064,951)	7,227,628	8,108,666	(881,038)
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	67,973	420,126	(352,153)	84,986	540,415	(455,429)
ING Oppenheimer Active Allocation Portfolio - Service Class	706,300	1,276,455	(570,155)	1,891,811	2,399,221	(507,410)
ING PIMCO High Yield Portfolio - Service Class	13,694,248	12,269,488	1,424,760	19,435,436	21,207,620	(1,772,184)
ING PIMCO Total Return Bond Portfolio - Service Class	43,333,511	47,692,271	(4,358,760)	69,844,353	81,688,089	(11,843,736)
ING PIMCO Total Return Bond Portfolio - Service 2 Class	550,592	893,173	(342,581)	846,948	1,423,623	(576,675)
ING Pioneer Fund Portfolio - Service Class	351,919	950,667	(598,748)	1,028,461	1,576,598	(548,137)
ING Pioneer Mid Cap Value Portfolio - Service Class	1,786,816	7,305,238	(5,518,422)	4,357,601	11,024,593	(6,666,992)
ING Retirement Conservative Portfolio - Adviser Class	17,429,624	17,829,554	(399,930)	32,251,365	24,732,660	7,518,705
ING Retirement Growth Portfolio - Adviser Class	11,622,039	43,823,029	(32,200,990)	17,148,549	53,786,812	(36,638,263)
ING Retirement Moderate Growth Portfolio - Adviser Class	10,897,502	35,889,680	(24,992,178)	15,767,610	42,328,101	(26,560,491)
ING Retirement Moderate Portfolio - Adviser Class	10,241,625	23,515,287	(13,273,662)	15,738,761	29,715,320	(13,976,559)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	7,595,676	11,862,125	(4,266,449)	12,261,275	21,187,562	(8,926,287)
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	233,852	487,050	(253,198)	128,637	783,171	(654,534)
ING T. Rowe Price Equity Income Portfolio - Service Class	3,490,754	6,628,549	(3,137,795)	6,990,667	7,645,411	(654,744)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	60,126	215,814	(155,688)	243,097	235,821	7,276
ING T. Rowe Price International Stock Portfolio - Service Class	2,209,751	2,776,314	(566,563)	1,529,730	2,603,630	(1,073,900)
ING Templeton Global Growth Portfolio - Service Class	1,004,601	2,362,725	(1,358,124)	2,825,113	4,803,716	(1,978,603)
ING Templeton Global Growth Portfolio - Service 2 Class	23,736	26,594	(2,858)	14,000	48,355	(34,355)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Mutual Funds:						
ING Diversified International Fund - Class R	-	5,438	(5,438)	54	2,730	(2,676)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	13,999	34,695	(20,696)	19,787	70,217	(50,430)
ING Baron Growth Portfolio - Service Class	5,710,429	8,632,139	(2,921,710)	13,603,676	14,217,136	(613,460)
ING Columbia Small Cap Value II Portfolio - Service Class	364,139	2,063,800	(1,699,661)	718,373	2,786,396	(2,068,023)
ING Davis New York Venture Portfolio - Service Class	2,259,304	4,564,899	(2,305,595)	3,214,212	6,594,512	(3,380,300)
ING Global Bond Portfolio - Service Class	68,791	133,990	(65,199)	147,407	216,481	(69,074)
ING Growth and Income Core Portfolio - Initial Class	7,732	34,800	(27,068)	36,128	69,626	(33,498)
ING Growth and Income Core Portfolio - Service Class	38,463	135,394	(96,931)	60,091	130,727	(70,636)
ING Invesco Van Kampen Comstock Portfolio - Service Class	2,528,444	3,483,676	(955,232)	4,192,162	4,939,156	(746,994)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	2,639	18,462	(15,823)	16	37,071	(37,055)
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	2,619,195	3,868,673	(1,249,478)	2,675,941	4,972,616	(2,296,675)
ING JPMorgan Mid Cap Value Portfolio - Service Class	6,167,133	4,780,072	1,387,061	6,935,908	6,366,531	569,377
ING Oppenheimer Global Portfolio - Initial Class	6,605	78,635	(72,030)	42,390	145,022	(102,632)
ING Oppenheimer Global Portfolio - Service Class	1,546,234	2,108,740	(562,506)	2,106,009	1,715,139	390,870
ING PIMCO Total Return Portfolio - Service Class	15,024	106,709	(91,685)	1,442	127,404	(125,962)
ING Solution 2015 Portfolio - Service Class	17,594	109,141	(91,547)	27,294	240,734	(213,440)
ING Solution 2025 Portfolio - Service Class	20,080	181,111	(161,031)	54,371	173,197	(118,826)
ING Solution 2035 Portfolio - Service Class	25,428	163,028	(137,600)	46,105	114,579	(68,474)
ING Solution 2045 Portfolio - Service Class	4,033	4,728	(695)	3,697	9,117	(5,420)
ING Solution Income Portfolio - Service Class	27,348	82,668	(55,320)	11,184	69,718	(58,534)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	24,073	141,216	(117,143)	20,414	137,627	(117,213)
ING T. Rowe Price Growth Equity Portfolio - Service Class	13,049,533	9,726,062	3,323,471	6,522,538	6,462,520	60,018
ING Templeton Foreign Equity Portfolio - Service Class	48,687,031	10,807,712	37,879,319	6,049,172	9,940,714	(3,891,542)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	40,846	98,475	(57,629)	44,737	116,115	(71,378)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class S	11,819	3,522	8,297	831	12,688	(11,857)
ING Strategic Allocation Growth Portfolio - Class S	204	1,159	(955)	796	8,504	(7,708)
ING Strategic Allocation Moderate Portfolio - Class S	1,073	4,022	(2,949)	18,942	4,593	14,349

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	9,468,664	22,035,746	(12,567,082)	143,913,488	20,386,939	123,526,549
ING Growth and Income Portfolio - Class I	221	2,572	(2,351)	-	3,967	(3,967)
ING Growth and Income Portfolio - Class S	1,473,364	13,907,232	(12,433,868)	44,058,797	10,507,034	33,551,763
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 7	167,047	705,099	(538,052)	260,735	453,441	(192,706)
ING GET U.S. Core Portfolio - Series 8	-	260,341	(260,341)	24,402	162,774	(138,372)
ING GET U.S. Core Portfolio - Series 9	-	268,198	(268,198)	19,177	137,833	(118,656)
ING GET U.S. Core Portfolio - Series 10	51,607	273,520	(221,913)	141,447	237,329	(95,882)
ING GET U.S. Core Portfolio - Series 11	8,704	47,153	(38,449)	390,773	471,493	(80,720)
ING GET U.S. Core Portfolio - Series 12	2,415	12,332	(9,917)	79,201	93,701	(14,500)
ING GET U.S. Core Portfolio - Series 13	4,435	196,551	(192,116)	45,012	401,043	(356,031)
ING GET U.S. Core Portfolio - Series 14	163,606	620,658	(457,052)	207,446	915,956	(708,510)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	4,942,875	7,142,265	(2,199,390)	9,826,536	13,226,849	(3,400,313)
ING Euro STOXX 50® Index Portfolio - Class A	1,866,623	1,245,397	621,226	2,173,418	2,299,813	(126,395)
ING FTSE 100 Index® Portfolio - Class A	381,984	411,144	(29,160)	1,988,665	2,093,981	(105,316)
ING Hang Seng Index Portfolio - Class S	1,523,987	1,740,134	(216,147)	1,706,482	3,668,047	(1,961,565)
ING Index Plus LargeCap Portfolio - Class S	261,058	2,187,615	(1,926,557)	997,237	4,341,938	(3,344,701)
ING Index Plus MidCap Portfolio - Class S	208,673	1,275,789	(1,067,116)	672,087	2,186,473	(1,514,386)
ING Index Plus SmallCap Portfolio - Class S	183,422	955,648	(772,226)	565,383	1,668,184	(1,102,801)
ING International Index Portfolio - Class S	1,907,442	2,006,784	(99,342)	1,882,474	4,234,491	(2,352,017)
ING Japan TOPIX Index® Portfolio - Class A	561,812	1,112,255	(550,443)	1,780,192	1,524,553	255,639
ING Russell™ Large Cap Growth Index Portfolio - Class S	3,632,451	4,326,464	(694,013)	4,470,554	4,444,078	26,476
ING Russell™ Large Cap Index Portfolio - Class S	11,777,149	12,418,448	(641,299)	8,477,808	15,187,233	(6,709,425)
ING Russell™ Large Cap Value Index Portfolio - Class S	3,881,779	2,734,705	1,147,074	2,114,023	1,807,972	306,051
ING Russell™ Mid Cap Growth Index Portfolio - Class S	1,956,030	3,637,263	(1,681,233)	3,801,203	6,608,994	(2,807,791)
ING Russell™ Mid Cap Index Portfolio - Class S	4,709,206	4,211,248	497,958	7,573,006	8,930,677	(1,357,671)
ING Russell™ Small Cap Index Portfolio - Class S	7,454,526	7,776,514	(321,988)	9,161,403	11,915,474	(2,754,071)
ING Small Company Portfolio - Class S	1,708,698	3,284,591	(1,575,893)	4,018,875	4,729,901	(711,026)
ING U.S. Bond Index Portfolio - Class S	7,174,183	12,393,012	(5,218,829)	18,810,676	14,212,030	4,598,646
ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S	2,007,321	3,840,716	(1,833,395)	3,435,107	6,123,066	(2,687,959)

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust:						
ING International Value Portfolio - Class S	26,892	88,628	(61,736)	10,468	111,649	(101,181)
ING MidCap Opportunities Portfolio - Class S	6,070,998	9,698,120	(3,627,122)	14,534,969	17,826,042	(3,291,073)
ING SmallCap Opportunities Portfolio - Class S	150,560	961,834	(811,274)	970,229	1,887,369	(917,140)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	3	1,264	(1,261)	-	788	(788)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	2,797	(2,797)	-	118	(118)
Legg Mason Partners Variable Income Trust:						
Western Asset Variable High Income Portfolio	-	671	(671)	3	89	(86)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	12,211	21,562	(9,351)	2,451	21,642	(19,191)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	266,238	210,068	56,170	221,528	276,792	(55,264)
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	39,743	194,275	(154,532)	51,358	159,150	(107,792)
ProFunds:						
ProFund VP Bull	91,266	334,704	(243,438)	3,519,900	3,863,881	(343,981)
ProFund VP Europe 30	64,591	195,876	(131,285)	334,564	496,622	(162,058)
ProFund VP Rising Rates Opportunity	636,496	668,271	(31,775)	2,543,426	2,781,811	(238,385)
Van Kampen Equity Trust II:						
Invesco Van Kampen American Franchise Fund - Class I Shares	1,924,792	236,409	1,688,383	-	-	-
Wells Fargo Funds Trust:						
Wells Fargo Advantage VT Omega Growth Fund - Class 2	1,186	26,075	(24,889)	774	12,557	(11,783)
Wells Fargo Variable Trust:						
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	237	59,536	(59,299)	384	16,546	(16,162)
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	18	7,556	(7,538)	27	4,930	(4,903)
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	214	8,605	(8,391)	154	2,935	(2,781)
Wells Fargo Advantage VT Total Return Bond Fund	2,462	14,443	(11,981)	431	22,167	(21,736)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III												
2012	94,889	$10.15	to	$10.86	$993,413	1.40%	0.95%	to	2.35%	7.41%	to	8.93%
2011	111,786	$9.45	to	$9.97	$1,082,096	2.30%	0.95%	to	2.35%	-5.88%	to	-4.50%
2010	112,825	$9.97	to	$10.44	$1,153,042	1.14%	0.95%	to	2.60%	6.86%	to	8.65%
2009	102,963	$9.33	to	$9.61	$975,605	2.36%	0.95%	to	2.60%	17.80%	to	19.83%
2008	49,903	$7.92	to	$8.02	$397,800	(a)	0.95%	to	2.60%		(a)	
Columbia Asset Allocation Fund, Variable Series - Class A												
2012	19	$16.40	to	$17.06	$325	2.32%	1.40%	to	1.80%	10.96%	to	11.43%
2011	18	$14.78	to	$15.31	$279	2.75%	1.40%	to	1.80%	-2.64%	to	-2.23%
2010	20	$15.18	to	$15.66	$303	2.29%	1.40%	to	1.80%	11.37%	to	11.86%
2009	22	$13.63	to	$14.00	$308	3.86%	1.40%	to	1.80%	21.81%	to	22.27%
2008	23	$11.19	to	$11.45	$262	3.66%	1.40%	to	1.80%	-29.62%	to	-29.36%
Columbia Small Cap Value Fund, Variable Series - Class B												
2012	6,310	$12.36	to	$22.07	$128,867	0.29%	0.95%	to	2.35%	8.61%	to	10.19%
2011	7,095	$11.38	to	$20.09	$132,452	0.88%	0.95%	to	2.35%	-8.37%	to	-7.04%
2010	8,008	$12.42	to	$21.68	$162,178	1.03%	0.95%	to	2.35%	23.58%	to	25.22%
2009	9,211	$10.05	to	$17.36	$150,066	0.85%	0.95%	to	2.35%	21.97%	to	23.89%
2008	10,670	$8.24	to	$14.06	$141,739	0.46%	0.95%	to	2.45%	-29.89%	to	-28.85%
Columbia Small Company Growth Fund, Variable Series - Class A												
2012	1		$19.18		$13	-		1.55%			10.29%	
2011	1		$17.39		$11	-		1.55%			-7.01%	
2010	1	$18.70	to	$18.85	$18	-	1.45%	to	1.55%	26.35%	to	26.51%
2009	2	$14.55	to	$14.90	$25	-	1.45%	to	1.80%	23.41%	to	23.86%
2008	4	$11.79	to	$12.07	$51	-	1.40%	to	1.80%	-41.89%	to	-41.63%
Columbia VP Large Cap Growth Fund - Class 1												
2012	39	$7.70	to	$7.76	$299	-	1.40%	to	1.90%	18.07%	to	18.65%
2011	41	$6.52	to	$6.55	$271	(d)	1.40%	to	1.90%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia VP Short Duration US Government Fund - Class 1												
2012	-		$10.29		$3	-	1.80%			-0.10%		
2011	-		$10.30		$4	(d)	1.80%			(d)		
2010	(d)		(d)		(d)	(d)	(d)			(d)		
2009	(d)		(d)		(d)	(d)	(d)			(d)		
2008	(d)		(d)		(d)	(d)	(d)			(d)		
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2012	12,874	$10.10	to	$15.37	$159,095	2.88%	0.75%	to	2.35%	14.35%	to	16.13%
2011	14,627	$8.73	to	$13.27	$157,133	2.22%	0.75%	to	2.55%	-1.91%	to	-0.08%
2010	16,702	$8.77	to	$13.31	$181,385	1.50%	0.75%	to	2.60%	11.86%	to	14.02%
2009	19,074	$7.72	to	$11.70	$183,254	1.91%	0.75%	to	2.60%	26.51%	to	28.93%
2008	22,259	$6.01	to	$9.10	$167,056	2.07%	0.75%	to	2.60%	-44.30%	to	-43.24%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2012	44,664	$9.61	to	$19.10	$670,333	1.12%	0.75%	to	2.60%	13.09%	to	15.23%
2011	50,330	$8.47	to	$16.61	$662,869	0.76%	0.75%	to	2.60%	-5.27%	to	-3.51%
2010	57,642	$8.91	to	$17.26	$795,262	0.94%	0.75%	to	2.60%	13.86%	to	16.09%
2009	66,360	$7.79	to	$14.91	$795,683	1.12%	0.75%	to	2.60%	31.90%	to	34.45%
2008	72,902	$5.89	to	$11.12	$656,498	0.94%	0.75%	to	2.60%	-44.18%	to	-43.14%
Franklin Small Cap Value Securities Fund - Class 2												
2012	516	$20.58	to	$21.64	$11,060	0.77%	0.75%	to	1.35%	16.80%	to	17.52%
2011	646	$17.58	to	$18.46	$11,819	0.72%	0.75%	to	1.35%	-5.08%	to	-4.51%
2010	748	$18.47	to	$19.38	$14,384	0.75%	0.75%	to	1.35%	26.54%	to	27.30%
2009	799	$14.56	to	$15.26	$12,115	1.65%	0.75%	to	1.35%	27.41%	to	28.14%
2008	611	$11.40	to	$11.94	$7,246	1.14%	0.75%	to	1.35%	-33.92%	to	-33.50%
ING Balanced Portfolio - Class S												
2012	372	$10.56	to	$15.04	$4,876	2.90%	0.75%	to	2.00%	11.24%	to	12.66%
2011	460	$9.44	to	$13.35	$5,392	2.50%	0.75%	to	2.10%	-3.67%	to	-2.34%
2010	562	$9.80	to	$13.67	$6,681	2.62%	0.75%	to	2.10%	11.49%	to	12.88%
2009	654	$8.76	to	$12.11	$6,899	4.06%	0.75%	to	2.20%	16.33%	to	18.15%
2008	724	$7.46	to	$10.25	$6,399	3.34%	0.75%	to	2.55%	-30.08%	to	-28.87%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Intermediate Bond Portfolio - Class S												
2012	82,847	$11.50	to	$16.18	$1,185,574	4.24%	0.75%	to	2.60%	6.25%	to	8.30%
2011	91,027	$10.79	to	$14.94	$1,214,624	4.18%	0.75%	to	2.60%	4.48%	to	6.49%
2010	99,181	$10.28	to	$14.03	$1,253,226	4.77%	0.75%	to	2.60%	6.67%	to	8.68%
2009	106,012	$9.60	to	$12.91	$1,241,312	6.19%	0.75%	to	2.60%	8.41%	to	10.44%
2008	104,672	$8.83	to	$11.69	$1,122,300	6.23%	0.75%	to	2.60%	-11.04%	to	-9.31%
ING American Funds Asset Allocation Portfolio												
2012	36,387	$10.46	to	$11.18	$392,917	1.33%	0.95%	to	2.35%	12.84%	to	14.55%
2011	35,868	$9.27	to	$9.76	$340,934	1.42%	0.95%	to	2.35%	-1.49%	to	-0.10%
2010	36,730	$9.41	to	$9.77	$352,116	1.56%	0.95%	to	2.35%	9.40%	to	10.90%
2009	35,172	$8.60	to	$8.81	$306,208	1.71%	0.95%	to	2.35%	20.45%	to	22.19%
2008	20,680	$7.13	to	$7.21	$148,369	(a)	0.95%	to	2.60%		(a)	
ING American Funds Global Growth and Income Portfolio												
2012	1,385	$10.54	to	$10.83	$14,789	1.44%	0.95%	to	2.35%	14.07%	to	15.71%
2011	734	$9.24	to	$9.36	$6,822	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING American Funds International Growth and Income Portfolio												
2012	1,103	$9.86	to	$10.14	$11,029	1.62%	0.95%	to	2.35%	12.94%	to	14.58%
2011	511	$8.73	to	$8.85	$4,490	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING American Funds International Portfolio												
2012	60,606	$8.00	to	$18.99	$1,009,047	1.36%	0.75%	to	2.60%	14.15%	to	16.35%
2011	67,548	$6.98	to	$16.35	$977,119	1.65%	0.75%	to	2.60%	-16.58%	to	-15.04%
2010	78,623	$8.34	to	$19.28	$1,355,667	0.88%	0.75%	to	2.60%	3.94%	to	5.90%
2009	84,125	$8.00	to	$18.25	$1,387,295	3.37%	0.75%	to	2.60%	38.56%	to	41.37%
2008	80,618	$5.75	to	$12.94	$953,776	1.98%	0.75%	to	2.60%	-43.93%	to	-42.92%

120

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds World Allocation Portfolio - Service Class												
2012	13,575	$13.30	to	$15.30	$185,967	1.42%	0.95%	to	2.35%	10.37%	to	11.92%
2011	14,957	$12.05	to	$13.67	$184,314	1.09%	0.95%	to	2.35%	-8.09%	to	-6.75%
2010	13,571	$13.11	to	$14.66	$180,515	0.82%	0.95%	to	2.35%	10.08%	to	11.65%
2009	8,491	$11.91	to	$13.13	$102,079	0.49%	0.95%	to	2.35%	31.60%	to	33.44%
2008	1,447	$9.05	to	$9.09	$13,128	(a)	1.00%	to	2.35%		(a)	
ING BlackRock Health Sciences Opportunities Portfolio - Service Class												
2012	14,891	$10.48	to	$14.38	$198,630	0.74%	0.90%	to	2.60%	15.59%	to	17.58%
2011	15,336	$8.98	to	$12.23	$175,361	0.55%	0.90%	to	2.60%	2.09%	to	3.82%
2010	15,039	$8.72	to	$11.78	$167,211	-	0.90%	to	2.60%	4.17%	to	6.05%
2009	16,988	$8.19	to	$11.11	$179,816	-	0.90%	to	2.60%	16.96%	to	19.08%
2008	18,362	$6.98	to	$9.33	$164,749	0.14%	0.90%	to	2.60%	-30.52%	to	-29.35%
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2012	45,124	$12.19	to	$13.07	$568,856	0.67%	0.75%	to	2.60%	3.80%	to	5.57%
2011	41,818	$11.85	to	$12.38	$504,313	2.03%	0.75%	to	2.35%	9.42%	to	11.13%
2010	23,288	$10.78	to	$11.14	$255,091	1.85%	0.75%	to	2.60%	2.76%	to	4.70%
2009	15,090	$10.49	to	$10.64	$159,401	(b)	0.75%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2012	7	$9.37	to	$9.70	$69	-	0.75%	to	1.35%	13.16%	to	13.98%
2011	16	$8.28	to	$8.51	$134	0.70%	0.75%	to	1.35%	-2.59%	to	-2.07%
2010	18	$8.50	to	$8.69	$153	0.66%	0.75%	to	1.35%	12.14%	to	12.71%
2009	19	$7.58	to	$7.71	$148	0.72%	0.75%	to	1.35%	28.69%	to	29.58%
2008	22	$5.89	to	$5.95	$131	-	0.75%	to	1.35%	-39.71%	to	-39.35%
ING BlackRock Large Cap Growth Portfolio - Service Class												
2012	12,257	$9.97	to	$13.18	$146,114	0.51%	0.75%	to	2.35%	11.83%	to	13.65%
2011	13,029	$8.86	to	$11.62	$138,504	0.47%	0.75%	to	2.60%	-4.13%	to	-2.38%
2010	12,002	$9.15	to	$11.92	$131,991	0.27%	0.75%	to	2.60%	10.40%	to	12.56%
2009	13,216	$8.21	to	$10.60	$130,165	0.32%	0.75%	to	2.60%	26.78%	to	29.32%
2008	12,227	$6.41	to	$8.22	$94,345	-	0.75%	to	2.60%	-40.61%	to	-39.55%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Bond Portfolio												
2012	40,340	$10.68	to	$11.65	$446,283	2.62%	0.75%	to	2.35%	3.99%	to	5.66%
2011	43,914	$10.27	to	$11.04	$463,738	2.67%	0.75%	to	2.35%	3.31%	to	4.99%
2010	49,259	$9.94	to	$10.55	$500,271	2.49%	0.75%	to	2.60%	3.28%	to	5.25%
2009	49,758	$9.60	to	$10.04	$484,377	3.65%	0.75%	to	2.60%	9.18%	to	11.35%
2008	28,568	$8.77	to	$9.04	$252,168	(a)	0.75%	to	2.60%		(a)	
ING Clarion Global Real Estate Portfolio - Service Class												
2012	10,755	$9.93	to	$12.94	$130,676	0.55%	0.75%	to	2.35%	22.73%	to	24.79%
2011	12,280	$8.01	to	$10.40	$120,762	3.48%	0.75%	to	2.35%	-7.52%	to	-6.08%
2010	14,082	$8.57	to	$11.08	$148,699	8.36%	0.75%	to	2.35%	13.21%	to	15.19%
2009	16,302	$7.49	to	$9.65	$151,036	2.43%	0.75%	to	2.60%	29.94%	to	32.34%
2008	16,758	$5.69	to	$7.30	$118,550	-	0.75%	to	2.60%	-42.79%	to	-41.83%
ING Clarion Global Real Estate Portfolio - Service 2 Class												
2012	160	$11.77	to	$12.43	$1,935	0.37%	1.40%	to	2.20%	22.73%	to	23.68%
2011	185	$9.59	to	$10.05	$1,815	3.33%	1.40%	to	2.20%	-7.52%	to	-6.69%
2010	214	$10.37	to	$10.77	$2,264	8.28%	1.40%	to	2.20%	13.21%	to	14.09%
2009	247	$9.16	to	$9.44	$2,299	2.15%	1.40%	to	2.20%	30.30%	to	31.48%
2008	239	$7.03	to	$7.18	$1,695	-	1.40%	to	2.20%	-42.61%	to	-42.19%
ING Clarion Real Estate Portfolio - Service Class												
2012	4,386	$12.07	to	$102.65	$283,259	0.99%	0.50%	to	2.60%	12.57%	to	14.96%
2011	5,197	$10.67	to	$89.29	$292,946	1.29%	0.50%	to	2.60%	6.64%	to	8.96%
2010	6,187	$9.95	to	$81.95	$322,300	3.38%	0.50%	to	2.60%	24.70%	to	27.33%
2009	7,573	$7.94	to	$64.36	$307,226	3.51%	0.50%	to	2.60%	32.26%	to	35.21%
2008	8,954	$5.97	to	$47.60	$270,838	1.26%	0.50%	to	2.60%	-40.10%	to	-38.82%
ING Clarion Real Estate Portfolio - Service 2 Class												
2012	872	$15.09	to	$27.92	$20,237	0.89%	1.40%	to	2.20%	12.86%	to	13.77%
2011	981	$13.37	to	$24.54	$20,207	1.17%	1.40%	to	2.20%	6.87%	to	7.77%
2010	1,093	$12.51	to	$22.77	$21,031	3.24%	1.40%	to	2.20%	24.98%	to	26.01%
2009	1,228	$10.01	to	$18.07	$18,836	3.33%	1.40%	to	2.20%	32.76%	to	33.80%
2008	1,378	$7.54	to	$13.51	$15,856	1.08%	1.40%	to	2.20%	-39.97%	to	-39.44%

122

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING DFA World Equity Portfolio - Service Class												
2012	18,092	$8.54	to	$10.16	$160,718	2.12%	0.75%	to	2.35%	15.25%	to	17.05%
2011	20,489	$7.41	to	$8.68	$156,789	2.37%	0.75%	to	2.35%	-11.36%	to	-9.77%
2010	25,962	$8.36	to	$9.62	$222,454	1.62%	0.75%	to	2.60%	22.04%	to	23.81%
2009	22,107	$6.85	to	$7.77	$154,311	-	0.75%	to	2.35%	18.92%	to	21.03%
2008	22,447	$5.76	to	$6.42	$130,749	2.64%	0.75%	to	2.35%	-44.40%	to	-43.67%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2012	36,325	$10.38	to	$19.33	$596,317	0.60%	0.50%	to	2.35%	11.94%	to	14.04%
2011	43,006	$9.27	to	$16.95	$626,916	0.20%	0.50%	to	2.35%	-13.06%	to	-11.40%
2010	52,695	$10.64	to	$19.13	$879,120	0.14%	0.50%	to	2.60%	25.00%	to	27.70%
2009	57,858	$8.48	to	$14.98	$766,006	0.46%	0.50%	to	2.60%	35.66%	to	38.45%
2008	59,892	$6.23	to	$10.82	$581,082	0.72%	0.50%	to	2.60%	-40.75%	to	-39.42%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class												
2012	1,542	$14.16	to	$22.32	$30,178	0.49%	1.40%	to	2.20%	11.85%	to	12.78%
2011	1,696	$12.66	to	$19.79	$29,604	0.20%	1.40%	to	2.20%	-12.99%	to	-12.32%
2010	1,862	$14.55	to	$22.57	$37,335	0.04%	1.40%	to	2.20%	25.32%	to	26.37%
2009	2,037	$11.61	to	$17.86	$32,436	0.34%	1.40%	to	2.20%	35.95%	to	37.17%
2008	2,176	$8.54	to	$13.02	$25,387	0.38%	1.40%	to	2.20%	-40.57%	to	-40.14%
ING Franklin Income Portfolio - Service Class												
2012	39,474	$11.10	to	$12.97	$483,680	5.97%	0.95%	to	2.60%	9.67%	to	11.55%
2011	41,219	$10.08	to	$11.63	$456,258	5.81%	0.95%	to	2.60%	-0.09%	to	1.58%
2010	40,859	$10.06	to	$11.46	$448,938	5.17%	0.95%	to	2.60%	10.00%	to	11.87%
2009	43,601	$9.11	to	$10.25	$431,653	6.53%	0.95%	to	2.60%	28.61%	to	30.74%
2008	37,779	$7.10	to	$7.84	$288,417	3.41%	0.95%	to	2.60%	-31.12%	to	-29.89%
ING Franklin Income Portfolio - Service 2 Class												
2012	846	$11.78	to	$12.44	$10,259	5.73%	1.40%	to	2.20%	9.99%	to	10.97%
2011	820	$10.71	to	$11.21	$9,008	5.55%	1.40%	to	2.20%	0.19%	to	0.90%
2010	822	$10.69	to	$11.11	$8,983	4.58%	1.40%	to	2.20%	10.32%	to	11.21%
2009	799	$9.69	to	$9.99	$7,857	6.74%	1.40%	to	2.20%	28.86%	to	30.08%
2008	770	$7.52	to	$7.68	$5,852	3.40%	1.40%	to	2.20%	-30.95%	to	-30.43%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class												
2012	16,434	$9.26	to	$11.25	$176,567	1.55%	0.95%	to	2.55%	10.68%	to	12.54%
2011	18,518	$8.34	to	$10.00	$178,164	3.44%	0.95%	to	2.55%	-3.34%	to	-1.77%
2010	20,340	$8.60	to	$10.18	$200,678	0.43%	0.95%	to	2.60%	8.73%	to	10.53%
2009	20,839	$7.89	to	$9.21	$187,539	0.13%	0.95%	to	2.60%	23.25%	to	25.34%
2008	20,205	$6.38	to	$7.35	$146,314	3.71%	0.95%	to	2.60%	-39.44%	to	-38.34%
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2012	81,829	$8.87	to	$10.91	$768,266	3.71%	0.75%	to	2.60%	12.85%	to	14.96%
2011	90,783	$7.86	to	$9.49	$747,851	2.35%	0.75%	to	2.60%	-3.79%	to	-1.96%
2010	100,997	$8.17	to	$9.68	$857,015	2.48%	0.75%	to	2.60%	7.93%	to	9.88%
2009	109,090	$7.57	to	$8.81	$849,891	2.86%	0.75%	to	2.60%	26.80%	to	29.37%
2008	112,503	$5.97	to	$6.81	$684,019	0.13%	0.75%	to	2.60%	-37.36%	to	-36.31%
ING Global Resources Portfolio - Adviser Class												
2012	8,597	$8.30	to	$8.53	$72,214	0.62%	0.95%	to	2.35%	-5.47%	to	-4.16%
2011	9,963	$8.78	to	$8.90	$87,944	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING Global Resources Portfolio - Service Class												
2012	12,902	$7.99	to	$44.31	$410,662	0.76%	0.80%	to	2.60%	-5.36%	to	-3.61%
2011	14,721	$8.41	to	$45.97	$491,277	0.55%	0.80%	to	2.60%	-11.52%	to	-9.88%
2010	17,390	$9.47	to	$51.01	$653,531	0.86%	0.80%	to	2.60%	18.51%	to	20.68%
2009	22,047	$7.96	to	$42.27	$692,061	0.33%	0.80%	to	2.60%	33.93%	to	36.40%
2008	23,618	$5.92	to	$30.99	$547,001	2.07%	0.80%	to	2.60%	-42.56%	to	-41.47%
ING Global Resources Portfolio - Service 2 Class												
2012	962	$16.65	to	$26.47	$21,585	0.60%	1.40%	to	2.20%	-5.13%	to	-4.34%
2011	1,052	$17.55	to	$27.67	$24,799	0.42%	1.40%	to	2.20%	-11.23%	to	-10.51%
2010	1,153	$19.77	to	$30.92	$30,533	0.77%	1.40%	to	2.20%	18.81%	to	19.75%
2009	1,285	$16.64	to	$25.82	$28,489	0.04%	1.40%	to	2.20%	34.19%	to	35.32%
2008	1,367	$12.40	to	$19.08	$22,531	1.65%	1.40%	to	2.20%	-42.38%	to	-41.90%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2012	13,206	$9.98	to	$38.04	$373,644	1.88%	0.50%	to	2.35%	11.85%	to	13.99%
2011	15,290	$8.86	to	$33.37	$383,533	1.22%	0.50%	to	2.60%	-4.70%	to	-2.65%
2010	17,670	$9.21	to	$34.28	$460,426	0.24%	0.50%	to	2.60%	9.59%	to	11.92%
2009	20,388	$8.35	to	$30.63	$482,174	1.23%	0.50%	to	2.60%	20.71%	to	23.31%
2008	21,955	$6.85	to	$24.84	$428,956	3.75%	0.50%	to	2.60%	-34.00%	to	-32.55%
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class												
2012	2,943	$11.70	to	$16.95	$44,647	1.68%	1.40%	to	2.20%	11.85%	to	12.77%
2011	3,289	$10.46	to	$15.03	$44,533	1.08%	1.40%	to	2.20%	-4.47%	to	-3.72%
2010	3,710	$10.95	to	$15.61	$52,570	0.24%	1.40%	to	2.20%	9.83%	to	10.79%
2009	3,999	$9.97	to	$14.09	$51,349	1.11%	1.40%	to	2.20%	21.14%	to	21.99%
2008	4,227	$8.23	to	$11.55	$44,662	3.49%	1.40%	to	2.20%	-33.84%	to	-33.24%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2012	26,345	$9.00	to	$25.39	$565,548	-	0.75%	to	2.60%	16.04%	to	18.22%
2011	26,986	$7.73	to	$21.49	$495,145	0.87%	0.75%	to	2.60%	-20.39%	to	-18.90%
2010	28,787	$9.68	to	$26.50	$657,788	0.49%	0.75%	to	2.60%	17.13%	to	19.44%
2009	35,528	$8.23	to	$22.21	$692,447	1.48%	0.75%	to	2.60%	67.19%	to	70.19%
2008	35,629	$4.91	to	$13.05	$414,868	2.61%	0.75%	to	2.60%	-52.55%	to	-51.67%
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class												
2012	914	$21.83	to	$35.58	$26,943	-	1.40%	to	2.20%	16.30%	to	17.23%
2011	1,006	$18.77	to	$30.35	$25,476	0.70%	1.40%	to	2.20%	-20.20%	to	-19.54%
2010	1,118	$23.52	to	$37.72	$35,486	0.41%	1.40%	to	2.20%	17.48%	to	18.47%
2009	1,238	$20.02	to	$31.84	$33,336	1.14%	1.40%	to	2.20%	67.53%	to	68.91%
2008	1,298	$11.95	to	$18.85	$20,686	2.26%	1.40%	to	2.20%	-52.41%	to	-52.04%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2012	13,087	$12.81	to	$19.13	$223,964	0.17%	0.90%	to	2.60%	15.58%	to	17.65%
2011	15,244	$11.03	to	$16.26	$223,895	0.33%	0.90%	to	2.60%	-3.87%	to	-2.22%
2010	16,918	$11.41	to	$16.63	$257,411	0.27%	0.90%	to	2.60%	23.46%	to	25.60%
2009	12,649	$9.20	to	$13.24	$153,523	0.41%	0.90%	to	2.60%	23.95%	to	26.22%
2008	13,007	$7.38	to	$10.58	$126,323	0.47%	0.80%	to	2.60%	-31.75%	to	-30.53%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class												
2012	1,788	$13.30	to	$21.57	$33,170	0.01%	1.40%	to	2.20%	15.85%	to	16.85%
2011	2,003	$11.48	to	$18.46	$32,082	0.19%	1.40%	to	2.20%	-3.61%	to	-2.84%
2010	2,318	$11.91	to	$19.00	$38,538	0.11%	1.40%	to	2.20%	23.80%	to	24.75%
2009	2,557	$9.62	to	$15.23	$34,226	0.22%	1.40%	to	2.20%	24.29%	to	25.35%
2008	2,792	$7.74	to	$12.15	$30,008	0.28%	1.40%	to	2.20%	-31.56%	to	-31.04%
ING Large Cap Growth Portfolio - Adviser Class												
2012	184,662	$10.23	to	$10.37	$1,901,279	(e)	0.75%	to	2.60%		(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
ING Large Cap Growth Portfolio - Service Class												
2012	13,596	$14.48	to	$18.02	$214,540	0.47%	0.75%	to	2.35%	15.01%	to	16.94%
2011	15,951	$12.59	to	$15.41	$217,732	0.27%	0.75%	to	2.35%	-0.16%	to	1.52%
2010	8,969	$12.61	to	$15.18	$121,916	0.34%	0.75%	to	2.35%	11.59%	to	13.37%
2009	7,714	$11.30	to	$13.39	$93,436	0.43%	0.75%	to	2.35%	39.16%	to	41.39%
2008	1,030	$8.12	to	$9.47	$8,916	0.14%	0.75%	to	2.55%	-29.38%	to	-28.09%
ING Large Cap Growth Portfolio - Service 2 Class												
2012	56	$14.49	to	$16.10	$856	0.49%	1.40%	to	2.20%	15.09%	to	16.08%
2011	59	$12.59	to	$13.87	$784	0.24%	1.40%	to	2.20%	-0.16%	to	0.58%
2010	67	$12.61	to	$13.79	$886	-	1.40%	to	2.20%	11.59%	to	12.57%
2009	74	$11.30	to	$12.25	$879	-	1.40%	to	2.20%	38.99%	to	40.16%
2008	94	$8.13	to	$8.74	$802	-	1.40%	to	2.20%	-29.18%	to	-28.65%
ING Large Cap Value Portfolio - Service Class												
2012	6,830	$11.12	to	$11.45	$76,880	2.34%	0.90%	to	2.35%	11.65%	to	13.37%
2011	6,463	$9.95	to	$10.10	$64,740	(d)	0.90%	to	2.45%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Limited Maturity Bond Portfolio - Service Class												
2012	2,884	$10.41	to	$28.62	$62,727	0.78%	0.50%	to	2.25%	-0.79%	to	0.99%
2011	3,478	$10.46	to	$28.34	$75,764	3.11%	0.50%	to	2.25%	-1.10%	to	0.64%
2010	4,330	$10.56	to	$28.16	$94,829	3.66%	0.50%	to	2.25%	0.85%	to	2.62%
2009	5,258	$10.44	to	$27.44	$113,748	4.79%	0.50%	to	2.25%	4.76%	to	6.65%
2008	6,346	$9.94	to	$25.73	$130,395	6.53%	0.50%	to	2.25%	-2.48%	to	-0.73%
ING Liquid Assets Portfolio - Service Class												
2012	57,672	$9.17	to	$18.98	$822,755	-	0.75%	to	2.35%	-2.44%	to	-0.73%
2011	67,502	$9.39	to	$19.12	$994,227	-	0.75%	to	2.35%	-2.29%	to	-0.73%
2010	70,785	$9.60	to	$19.26	$1,063,594	-	0.75%	to	2.60%	-2.58%	to	-0.77%
2009	97,754	$9.82	to	$19.41	$1,494,964	0.11%	0.75%	to	2.60%	-2.33%	to	-0.41%
2008	150,409	$10.01	to	$19.49	$2,331,467	2.26%	0.75%	to	2.60%	-0.19%	to	1.67%
ING Liquid Assets Portfolio - Service 2 Class												
2012	1,568	$9.63	to	$10.15	$15,419	-	1.40%	to	2.20%	-2.23%	to	-1.36%
2011	1,931	$9.84	to	$10.29	$19,328	-	1.40%	to	2.20%	-2.18%	to	-1.34%
2010	2,263	$10.04	to	$10.43	$23,027	-	1.40%	to	2.20%	-2.13%	to	-1.42%
2009	3,118	$10.23	to	$10.58	$32,318	0.06%	1.40%	to	2.20%	-2.00%	to	-1.12%
2008	5,349	$10.40	to	$10.70	$56,288	2.09%	1.40%	to	2.20%	0.10%	to	0.85%
ING Marsico Growth Portfolio - Service Class												
2012	24,264	$9.91	to	$20.10	$405,242	0.42%	0.80%	to	2.60%	9.68%	to	11.60%
2011	27,653	$8.96	to	$18.01	$417,672	0.23%	0.80%	to	2.60%	-4.24%	to	-2.44%
2010	31,986	$9.26	to	$18.46	$502,962	0.52%	0.80%	to	2.60%	16.68%	to	18.87%
2009	34,422	$7.78	to	$15.53	$460,437	0.84%	0.80%	to	2.60%	25.61%	to	28.03%
2008	37,553	$6.17	to	$12.13	$397,436	0.52%	0.80%	to	2.60%	-41.84%	to	-40.80%
ING Marsico Growth Portfolio - Service 2 Class												
2012	1,125	$11.15	to	$16.64	$16,538	0.26%	1.40%	to	2.20%	9.85%	to	10.71%
2011	1,227	$10.15	to	$15.03	$16,367	0.10%	1.40%	to	2.20%	-3.97%	to	-3.16%
2010	1,351	$10.57	to	$15.52	$18,769	0.40%	1.40%	to	2.20%	16.92%	to	17.93%
2009	1,476	$9.04	to	$13.16	$17,480	0.69%	1.40%	to	2.20%	26.08%	to	27.03%
2008	1,535	$7.17	to	$10.36	$14,277	0.32%	1.40%	to	2.20%	-41.75%	to	-41.24%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Service Class												
2012	23,691	$10.48	to	$34.79	$614,072	2.44%	0.50%	to	2.60%	8.32%	to	10.62%
2011	26,667	$9.62	to	$31.45	$635,627	2.40%	0.50%	to	2.60%	-1.08%	to	1.09%
2010	31,007	$9.66	to	$31.11	$742,863	0.45%	0.50%	to	2.60%	7.07%	to	9.27%
2009	35,805	$8.98	to	$28.47	$797,586	2.44%	0.50%	to	2.60%	14.78%	to	17.31%
2008	38,189	$7.77	to	$24.27	$740,739	5.93%	0.50%	to	2.60%	-24.37%	to	-22.73%
ING MFS Total Return Portfolio - Service 2 Class												
2012	2,266	$11.37	to	$15.15	$30,932	2.25%	1.40%	to	2.20%	8.49%	to	9.39%
2011	2,472	$10.48	to	$13.85	$30,990	2.33%	1.40%	to	2.20%	-0.76%	to	0.07%
2010	2,737	$10.56	to	$13.84	$34,511	0.44%	1.40%	to	2.20%	7.32%	to	8.12%
2009	2,933	$9.84	to	$12.80	$34,335	2.28%	1.40%	to	2.20%	15.09%	to	16.05%
2008	3,225	$8.55	to	$11.03	$32,705	5.67%	1.40%	to	2.20%	-24.13%	to	-23.51%
ING MFS Utilities Portfolio - Service Class												
2012	24,539	$10.29	to	$20.27	$460,175	3.07%	0.75%	to	2.35%	10.63%	to	12.46%
2011	27,505	$9.29	to	$18.06	$463,878	3.57%	0.75%	to	2.60%	3.61%	to	5.61%
2010	26,755	$8.94	to	$17.13	$431,592	2.55%	0.75%	to	2.60%	10.77%	to	12.77%
2009	28,774	$8.04	to	$15.20	$416,638	5.29%	0.75%	to	2.60%	29.34%	to	31.87%
2008	31,245	$6.19	to	$11.55	$347,825	3.74%	0.75%	to	2.60%	-39.34%	to	-38.27%
ING Morgan Stanley Global Franchise Portfolio - Service Class												
2012	17,853	$12.04	to	$22.63	$357,517	1.74%	0.90%	to	2.35%	13.03%	to	14.76%
2011	18,918	$10.64	to	$19.72	$333,098	2.35%	0.90%	to	2.60%	6.19%	to	8.05%
2010	19,799	$9.98	to	$18.25	$326,147	0.41%	0.90%	to	2.60%	10.90%	to	12.86%
2009	18,516	$8.96	to	$16.29	$272,604	6.66%	0.80%	to	2.60%	25.54%	to	27.86%
2008	18,444	$7.11	to	$12.74	$215,647	1.99%	0.80%	to	2.60%	-30.39%	to	-29.14%
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class												
2012	2,939	$16.57	to	$22.71	$59,526	1.54%	1.40%	to	2.20%	13.03%	to	13.89%
2011	3,291	$14.66	to	$19.94	$58,798	2.24%	1.40%	to	2.20%	6.54%	to	7.38%
2010	3,747	$13.76	to	$18.57	$62,764	0.30%	1.40%	to	2.20%	11.33%	to	12.27%
2009	4,059	$12.36	to	$16.54	$60,900	6.66%	1.40%	to	2.20%	25.74%	to	26.74%
2008	4,476	$9.83	to	$13.05	$53,281	1.77%	1.40%	to	2.20%	-30.23%	to	-29.65%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Active Allocation Portfolio - Service Class												
2012	3,962	$12.03	to	$15.50	$49,203	2.60%	0.95%	to	2.35%	10.06%	to	11.75%
2011	4,532	$10.93	to	$13.87	$50,759	0.03%	0.95%	to	2.35%	-6.66%	to	-5.39%
2010	5,040	$11.71	to	$14.66	$60,023	1.62%	0.95%	to	2.35%	11.40%	to	12.94%
2009	2,217	$10.51	to	$12.98	$23,532	1.10%	0.95%	to	2.35%	24.97%	to	26.39%
2008	412	$8.41	to	$8.45	$3,471	(a)	1.15%	to	2.35%		(a)	
ING PIMCO High Yield Portfolio - Service Class												
2012	34,403	$12.07	to	$19.25	$590,727	6.55%	0.50%	to	2.60%	11.03%	to	13.44%
2011	32,978	$10.80	to	$16.97	$506,277	7.29%	0.50%	to	2.60%	1.69%	to	3.92%
2010	34,750	$12.41	to	$16.33	$519,986	7.27%	0.50%	to	2.60%	11.31%	to	13.64%
2009	29,928	$11.24	to	$14.47	$400,025	8.29%	0.50%	to	2.60%	45.49%	to	48.60%
2008	35,884	$7.65	to	$9.76	$326,164	8.81%	0.50%	to	2.60%	-24.50%	to	-22.89%
ING PIMCO Total Return Bond Portfolio - Service Class												
2012	158,327	$12.71	to	$23.01	$2,929,962	3.31%	0.75%	to	2.60%	5.90%	to	7.98%
2011	162,686	$11.92	to	$21.31	$2,819,652	4.06%	0.75%	to	2.60%	0.76%	to	2.67%
2010	174,530	$11.75	to	$20.76	$2,995,230	4.93%	0.75%	to	2.60%	4.96%	to	6.90%
2009	184,659	$11.14	to	$19.42	$2,982,070	4.08%	0.75%	to	2.60%	11.41%	to	13.57%
2008	146,635	$10.05	to	$17.10	$2,112,274	3.67%	0.75%	to	2.60%	1.54%	to	3.45%
ING PIMCO Total Return Bond Portfolio - Service 2 Class												
2012	4,251	$13.92	to	$16.23	$64,889	3.18%	1.40%	to	2.20%	6.26%	to	7.13%
2011	4,593	$13.10	to	$15.15	$65,836	4.01%	1.40%	to	2.20%	1.00%	to	1.75%
2010	5,170	$12.97	to	$14.89	$73,254	4.52%	1.40%	to	2.20%	5.19%	to	6.05%
2009	5,514	$12.33	to	$14.04	$73,887	3.66%	1.40%	to	2.20%	11.79%	to	12.68%
2008	5,145	$11.03	to	$12.46	$61,403	3.17%	1.40%	to	2.20%	1.66%	to	2.64%
ING Pioneer Fund Portfolio - Service Class												
2012	3,858	$9.88	to	$12.69	$45,382	1.26%	0.75%	to	2.35%	7.69%	to	9.49%
2011	4,457	$9.06	to	$11.59	$48,382	1.32%	0.75%	to	2.60%	-7.09%	to	-5.23%
2010	5,005	$9.61	to	$12.23	$57,938	1.02%	0.75%	to	2.60%	12.94%	to	14.94%
2009	5,109	$8.39	to	$10.64	$51,948	1.15%	0.75%	to	2.60%	20.84%	to	23.29%
2008	5,490	$6.83	to	$8.63	$45,727	2.81%	0.75%	to	2.60%	-36.39%	to	-35.26%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Mid Cap Value Portfolio - Service Class												
2012	36,866	$10.05	to	$12.82	$438,285	0.88%	0.75%	to	2.45%	8.30%	to	10.23%
2011	42,385	$9.21	to	$11.63	$461,825	1.23%	0.75%	to	2.60%	-7.48%	to	-5.68%
2010	49,052	$9.86	to	$12.33	$572,449	0.83%	0.75%	to	2.60%	14.92%	to	16.99%
2009	56,025	$8.41	to	$10.54	$563,986	1.19%	0.75%	to	2.60%	21.84%	to	24.29%
2008	60,375	$6.88	to	$8.48	$494,199	1.66%	0.75%	to	2.60%	-34.81%	to	-33.65%
ING Retirement Conservative Portfolio - Adviser Class												
2012	60,572	$9.46	to	$9.90	$584,925	2.99%	0.95%	to	2.35%	5.35%	to	6.92%
2011	60,971	$8.98	to	$9.26	$555,004	1.59%	0.95%	to	2.35%	2.75%	to	4.16%
2010	53,453	$8.74	to	$8.89	$470,803	0.25%	0.95%	to	2.35%	5.30%	to	6.85%
2009	48,192	$8.30	to	$8.32	$400,422	(b)	0.95%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Growth Portfolio - Adviser Class												
2012	380,195	$10.76	to	$11.35	$4,208,491	2.39%	0.95%	to	2.60%	10.02%	to	11.83%
2011	412,396	$9.78	to	$10.15	$4,111,687	0.83%	0.95%	to	2.60%	-3.74%	to	-2.12%
2010	449,035	$10.16	to	$10.37	$4,611,727	0.37%	0.95%	to	2.60%	8.66%	to	10.55%
2009	484,226	$9.35	to	$9.38	$4,534,412	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Moderate Growth Portfolio - Adviser Class												
2012	251,860	$11.01	to	$11.61	$2,852,881	2.58%	0.95%	to	2.60%	8.69%	to	10.48%
2011	276,852	$10.13	to	$10.51	$2,858,948	1.05%	0.95%	to	2.60%	-2.50%	to	-0.85%
2010	303,412	$10.39	to	$10.60	$3,185,520	0.47%	0.95%	to	2.60%	8.12%	to	9.96%
2009	322,936	$9.61	to	$9.64	$3,108,225	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Moderate Portfolio - Adviser Class												
2012	144,592	$11.21	to	$11.83	$1,668,464	3.17%	0.95%	to	2.60%	7.38%	to	9.23%
2011	157,865	$10.44	to	$10.83	$1,681,480	1.39%	0.95%	to	2.60%	-0.48%	to	1.12%
2010	171,842	$10.49	to	$10.71	$1,823,032	0.56%	0.95%	to	2.60%	6.61%	to	8.51%
2009	186,216	$9.84	to	$9.87	$1,834,949	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2012	60,087	$11.95	to	$68.46	$2,461,428	1.57%	0.75%	to	2.60%	11.48%	to	13.62%
2011	64,353	$10.65	to	$60.29	$2,370,408	1.81%	0.75%	to	2.60%	0.24%	to	2.10%
2010	73,279	$10.56	to	$59.06	$2,636,403	1.59%	0.75%	to	2.60%	11.01%	to	13.15%
2009	75,826	$9.45	to	$52.21	$2,513,348	1.88%	0.75%	to	2.60%	29.86%	to	32.33%
2008	75,307	$7.26	to	$39.50	$1,962,032	4.41%	0.75%	to	2.60%	-29.40%	to	-28.10%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class												
2012	4,186	$14.04	to	$20.92	$77,162	1.46%	1.40%	to	2.20%	11.87%	to	12.78%
2011	4,440	$12.55	to	$18.55	$73,103	1.65%	1.40%	to	2.20%	0.48%	to	1.26%
2010	5,094	$12.49	to	$18.32	$83,486	1.42%	1.40%	to	2.20%	11.32%	to	12.32%
2009	5,711	$11.22	to	$16.31	$83,348	1.69%	1.40%	to	2.20%	30.16%	to	31.11%
2008	6,234	$8.62	to	$12.44	$69,529	3.87%	1.40%	to	2.20%	-29.23%	to	-28.63%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2012	22,522	$10.36	to	$43.40	$645,207	1.94%	0.50%	to	2.45%	14.30%	to	16.64%
2011	25,659	$8.99	to	$37.21	$643,106	1.98%	0.50%	to	2.60%	-3.43%	to	-1.40%
2010	26,314	$9.23	to	$37.74	$685,068	1.57%	0.50%	to	2.60%	11.93%	to	14.40%
2009	28,154	$8.17	to	$32.99	$652,560	1.66%	0.50%	to	2.60%	21.80%	to	24.35%
2008	28,972	$6.65	to	$26.53	$553,960	4.20%	0.50%	to	2.60%	-37.39%	to	-36.01%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class												
2012	1,624	$11.53	to	$16.55	$24,314	1.88%	1.40%	to	2.20%	14.27%	to	15.25%
2011	1,780	$10.09	to	$14.36	$23,289	1.90%	1.40%	to	2.20%	-3.07%	to	-2.31%
2010	1,773	$10.41	to	$14.70	$23,922	1.49%	1.40%	to	2.20%	12.18%	to	13.16%
2009	1,880	$9.28	to	$12.99	$22,439	1.53%	1.40%	to	2.20%	22.06%	to	23.01%
2008	2,064	$7.60	to	$10.56	$20,160	3.93%	1.40%	to	2.20%	-37.24%	to	-36.69%
ING T. Rowe Price International Stock Portfolio - Service Class												
2012	10,865	$7.79	to	$14.39	$144,821	0.28%	0.75%	to	2.60%	15.60%	to	17.87%
2011	11,431	$6.71	to	$12.23	$130,635	3.60%	0.75%	to	2.60%	-14.58%	to	-13.01%
2010	12,505	$7.83	to	$14.08	$166,057	1.37%	0.75%	to	2.60%	10.86%	to	12.93%
2009	14,798	$7.04	to	$12.48	$175,866	1.22%	0.75%	to	2.60%	33.99%	to	36.62%
2008	18,200	$5.23	to	$9.16	$160,191	1.13%	0.75%	to	2.60%	-50.83%	to	-49.95%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class												
2012	11,449	$9.16	to	$27.76	$243,263	1.84%	0.80%	to	2.35%	18.96%	to	20.75%
2011	12,807	$7.70	to	$22.99	$228,537	1.62%	0.80%	to	2.60%	-8.11%	to	-6.43%
2010	14,785	$8.35	to	$24.57	$286,405	1.43%	0.80%	to	2.60%	4.99%	to	6.87%
2009	16,283	$7.93	to	$22.99	$299,463	2.07%	0.80%	to	2.60%	28.88%	to	31.22%
2008	16,433	$6.13	to	$17.52	$234,440	1.02%	0.80%	to	2.60%	-41.26%	to	-40.14%
ING Templeton Global Growth Portfolio - Service 2 Class												
2012	295	$11.49	to	$17.97	$4,627	1.76%	1.40%	to	2.20%	18.94%	to	19.88%
2011	298	$9.66	to	$14.99	$3,901	1.44%	1.40%	to	2.20%	-7.91%	to	-7.13%
2010	332	$10.49	to	$16.14	$4,732	1.36%	1.40%	to	2.20%	5.22%	to	6.04%
2009	346	$9.97	to	$15.22	$4,691	1.95%	1.40%	to	2.20%	29.15%	to	30.20%
2008	357	$7.72	to	$11.69	$3,738	0.71%	1.40%	to	2.20%	-41.07%	to	-40.60%
ING Diversified International Fund - Class R												
2012	11	$8.86	to	$9.20	$100	1.75%	0.75%	to	1.35%	15.97%	to	16.60%
2011	17	$7.64	to	$7.89	$128	0.65%	0.75%	to	1.35%	-16.50%	to	-15.97%
2010	19	$9.15	to	$9.39	$178	0.52%	0.75%	to	1.35%	9.84%	to	10.47%
2009	24	$8.33	to	$8.50	$203	0.52%	0.75%	to	1.35%	32.85%	to	33.86%
2008	29	$6.27	to	$6.35	$182	7.24%	0.75%	to	1.35%	-46.77%	to	-46.46%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2012	85	$19.73	to	$21.71	$1,828	1.05%	0.75%	to	1.35%	14.75%	to	15.45%
2011	106	$17.14	to	$18.85	$1,975	1.15%	0.75%	to	1.35%	-4.44%	to	-3.85%
2010	157	$17.90	to	$19.66	$3,047	1.06%	0.75%	to	1.35%	20.36%	to	21.06%
2009	127	$14.83	to	$16.27	$2,051	2.20%	0.75%	to	1.35%	33.81%	to	34.63%
2008	34	$11.17	to	$12.12	$404	0.87%	0.75%	to	1.35%	-27.54%	to	-27.11%
ING Baron Growth Portfolio - Service Class												
2012	23,792	$11.79	to	$22.28	$351,077	-	0.75%	to	2.60%	16.58%	to	18.76%
2011	26,714	$10.08	to	$18.76	$335,771	-	0.75%	to	2.60%	-0.43%	to	1.46%
2010	27,327	$10.09	to	$18.49	$342,203	-	0.75%	to	2.60%	23.17%	to	25.61%
2009	28,614	$8.16	to	$14.72	$288,247	-	0.75%	to	2.60%	31.77%	to	34.18%
2008	23,371	$6.17	to	$10.97	$177,288	-	0.75%	to	2.60%	-42.81%	to	-41.71%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Columbia Small Cap Value II Portfolio - Service Class												
2012	11,729	$10.21	to	$12.27	$124,999	0.24%	0.95%	to	2.35%	11.58%	to	13.14%
2011	13,429	$9.15	to	$10.85	$127,517	0.41%	0.95%	to	2.35%	-4.98%	to	-3.60%
2010	15,497	$9.52	to	$11.27	$153,917	1.16%	0.95%	to	2.60%	22.05%	to	24.12%
2009	19,380	$7.80	to	$9.08	$156,330	1.23%	0.95%	to	2.60%	21.50%	to	23.51%
2008	20,680	$6.42	to	$7.36	$136,090	0.10%	0.95%	to	2.60%	-35.80%	to	-34.69%
ING Davis New York Venture Portfolio - Service Class												
2012	24,498	$9.05	to	$13.88	$244,764	0.29%	0.75%	to	2.60%	9.35%	to	11.42%
2011	26,804	$8.24	to	$12.49	$242,733	0.98%	0.75%	to	2.60%	-7.16%	to	-5.44%
2010	30,184	$8.85	to	$13.23	$291,613	0.41%	0.75%	to	2.60%	9.11%	to	11.26%
2009	30,411	$8.08	to	$11.93	$266,995	0.67%	0.75%	to	2.60%	28.14%	to	30.66%
2008	27,384	$6.28	to	$9.15	$185,900	0.86%	0.75%	to	2.60%	-40.84%	to	-39.67%
ING Global Bond Portfolio - Service Class												
2012	587	$14.18	to	$14.85	$8,567	5.78%	0.75%	to	1.35%	6.22%	to	6.83%
2011	652	$13.35	to	$13.90	$8,930	7.06%	0.75%	to	1.35%	2.14%	to	2.73%
2010	721	$13.07	to	$13.53	$9,633	3.10%	0.75%	to	1.35%	13.95%	to	14.66%
2009	732	$11.47	to	$11.80	$8,547	3.29%	0.75%	to	1.35%	19.73%	to	20.41%
2008	914	$9.58	to	$9.80	$8,886	6.50%	0.75%	to	1.35%	-16.91%	to	-16.38%
ING Growth and Income Core Portfolio - Initial Class												
2012	78	$8.48	to	$12.69	$711	0.37%	0.95%	to	2.00%	7.08%	to	8.18%
2011	105	$7.91	to	$11.76	$895	0.70%	0.95%	to	2.00%	-14.85%	to	-13.98%
2010	138	$9.29	to	$13.71	$1,384	1.47%	0.95%	to	2.10%	8.98%	to	10.36%
2009	163	$8.51	to	$12.46	$1,479	1.12%	0.95%	to	2.10%	41.78%	to	43.50%
2008	188	$5.99	to	$8.72	$1,193	0.52%	0.95%	to	2.10%	-41.01%	to	-40.35%
ING Growth and Income Core Portfolio - Service Class												
2012	523	$9.60	to	$13.36	$5,714	0.08%	0.75%	to	2.35%	6.43%	to	8.12%
2011	620	$9.02	to	$12.38	$6,348	0.55%	0.75%	to	2.35%	-15.38%	to	-13.89%
2010	690	$10.66	to	$14.43	$8,281	1.41%	0.75%	to	2.35%	8.55%	to	10.24%
2009	718	$9.82	to	$13.11	$7,716	0.79%	0.75%	to	2.35%	40.89%	to	43.36%
2008	679	$6.97	to	$9.18	$4,948	0.10%	0.75%	to	2.35%	-41.30%	to	-40.37%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Comstock Portfolio - Service Class												
2012	14,417	$10.47	to	$15.80	$189,072	1.27%	0.75%	to	2.60%	15.46%	to	17.69%
2011	15,372	$8.97	to	$13.45	$173,078	1.34%	0.75%	to	2.60%	-4.60%	to	-2.75%
2010	16,119	$9.32	to	$13.88	$189,031	1.38%	0.75%	to	2.60%	12.14%	to	14.24%
2009	15,876	$8.24	to	$12.18	$164,271	2.32%	0.75%	to	2.60%	25.28%	to	27.51%
2008	16,491	$6.55	to	$9.57	$135,204	3.99%	0.75%	to	2.60%	-38.19%	to	-36.94%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class												
2012	107	$13.76	to	$14.25	$1,502	2.34%	0.75%	to	1.20%	11.42%	to	11.94%
2011	123	$12.35	to	$12.73	$1,540	2.04%	0.75%	to	1.20%	-2.29%	to	-1.85%
2010	160	$12.64	to	$12.97	$2,046	1.74%	0.75%	to	1.20%	10.97%	to	11.52%
2009	202	$11.39	to	$11.63	$2,321	1.91%	0.75%	to	1.20%	21.30%	to	21.78%
2008	221	$9.34	to	$9.55	$2,076	5.06%	0.75%	to	1.35%	-24.43%	to	-23.96%
ING Invesco Van Kampen Equity and Income Portfolio - Service Class												
2012	13,440	$10.11	to	$16.88	$176,309	1.91%	0.75%	to	2.60%	9.51%	to	11.63%
2011	14,689	$9.18	to	$15.16	$174,083	1.91%	0.75%	to	2.60%	-3.83%	to	-2.06%
2010	16,986	$9.50	to	$15.52	$207,495	1.64%	0.75%	to	2.60%	9.13%	to	11.22%
2009	17,055	$8.66	to	$13.99	$189,556	1.66%	0.75%	to	2.60%	19.14%	to	21.49%
2008	18,391	$7.23	to	$11.55	$169,926	7.22%	0.75%	to	2.60%	-25.55%	to	-24.14%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2012	11,668	$11.78	to	$21.89	$168,040	0.77%	0.75%	to	2.35%	17.21%	to	19.10%
2011	10,281	$10.05	to	$18.38	$125,814	0.84%	0.75%	to	2.35%	-0.59%	to	1.10%
2010	9,712	$10.11	to	$18.18	$121,321	0.90%	0.75%	to	2.45%	19.98%	to	22.01%
2009	6,384	$8.42	to	$14.90	$67,915	1.46%	0.75%	to	2.55%	22.50%	to	24.69%
2008	3,989	$6.86	to	$11.95	$35,664	2.75%	0.75%	to	2.55%	-34.77%	to	-33.54%
ING Oppenheimer Global Portfolio - Initial Class												
2012	317	$14.11	to	$15.55	$4,775	1.31%	0.75%	to	2.00%	19.27%	to	20.73%
2011	389	$11.83	to	$12.88	$4,872	1.46%	0.75%	to	2.00%	-9.97%	to	-8.78%
2010	492	$13.07	to	$14.12	$6,776	1.56%	0.75%	to	2.10%	13.65%	to	15.17%
2009	618	$11.50	to	$12.26	$7,415	2.34%	0.75%	to	2.10%	36.74%	to	38.53%
2008	762	$8.38	to	$8.85	$6,611	2.25%	0.75%	to	2.20%	-41.64%	to	-40.76%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Service Class												
2012	8,771	$10.36	to	$18.90	$130,891	1.00%	0.75%	to	2.60%	18.18%	to	20.49%
2011	9,333	$8.68	to	$15.74	$116,446	1.32%	0.75%	to	2.60%	-10.74%	to	-9.12%
2010	8,943	$9.62	to	$17.35	$124,699	1.37%	0.75%	to	2.60%	12.82%	to	14.95%
2009	10,171	$8.44	to	$15.14	$124,376	2.14%	0.75%	to	2.60%	35.73%	to	38.33%
2008	11,877	$6.16	to	$10.97	$105,333	2.45%	0.75%	to	2.60%	-42.04%	to	-40.94%
ING PIMCO Total Return Portfolio - Service Class												
2012	338	$14.75	to	$16.94	$5,259	3.01%	0.75%	to	1.35%	6.42%	to	7.08%
2011	430	$13.86	to	$15.82	$6,250	2.89%	0.75%	to	1.35%	1.84%	to	2.46%
2010	556	$13.61	to	$15.44	$7,923	3.19%	0.75%	to	1.35%	6.16%	to	6.78%
2009	718	$12.82	to	$14.46	$9,629	3.45%	0.75%	to	1.35%	11.09%	to	11.75%
2008	713	$11.54	to	$12.94	$8,589	5.66%	0.75%	to	1.35%	-1.54%	to	-0.92%
ING Solution 2015 Portfolio - Service Class												
2012	1,215	$12.38	to	$12.97	$15,403	4.12%	0.75%	to	1.35%	9.95%	to	10.57%
2011	1,306	$11.26	to	$11.73	$15,011	3.15%	0.75%	to	1.35%	-2.09%	to	-1.43%
2010	1,520	$11.50	to	$11.90	$17,776	2.21%	0.75%	to	1.35%	9.73%	to	10.39%
2009	1,596	$10.48	to	$10.78	$16,960	3.91%	0.75%	to	1.35%	20.74%	to	21.40%
2008	1,280	$8.68	to	$8.88	$11,249	1.89%	0.75%	to	1.35%	-27.91%	to	-27.39%
ING Solution 2025 Portfolio - Service Class												
2012	1,318	$12.15	to	$12.73	$16,392	2.73%	0.75%	to	1.35%	11.88%	to	12.65%
2011	1,479	$10.86	to	$11.30	$16,403	2.09%	0.75%	to	1.35%	-4.40%	to	-3.83%
2010	1,598	$11.36	to	$11.75	$18,481	1.57%	0.75%	to	1.35%	12.25%	to	12.87%
2009	1,640	$10.12	to	$10.41	$16,849	3.52%	0.75%	to	1.35%	24.17%	to	24.82%
2008	1,108	$8.15	to	$8.34	$9,138	1.46%	0.75%	to	1.35%	-34.80%	to	-34.33%
ING Solution 2035 Portfolio - Service Class												
2012	749	$12.29	to	$12.87	$9,408	2.26%	0.75%	to	1.35%	13.59%	to	14.20%
2011	887	$10.82	to	$11.27	$9,777	1.62%	0.75%	to	1.35%	-5.91%	to	-5.29%
2010	955	$11.50	to	$11.90	$11,158	1.23%	0.75%	to	1.35%	12.97%	to	13.66%
2009	1,070	$10.18	to	$10.47	$11,035	2.91%	0.75%	to	1.35%	26.62%	to	27.37%
2008	980	$8.04	to	$8.22	$7,954	1.64%	0.75%	to	1.35%	-37.82%	to	-37.44%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service Class												
2012	103	$12.28	to	$12.86	$1,283	1.82%	0.75%	to	1.35%	13.91%	to	14.51%
2011	104	$10.78	to	$11.23	$1,131	1.17%	0.75%	to	1.35%	-6.42%	to	-5.79%
2010	109	$11.52	to	$11.92	$1,270	0.90%	0.75%	to	1.35%	13.61%	to	14.29%
2009	135	$10.14	to	$10.43	$1,384	2.15%	0.75%	to	1.35%	28.03%	to	28.77%
2008	153	$7.92	to	$8.10	$1,225	1.36%	0.75%	to	1.35%	-40.67%	to	-40.27%
ING Solution Income Portfolio - Service Class												
2012	460	$12.47	to	$13.07	$5,875	4.51%	0.75%	to	1.35%	8.25%	to	9.01%
2011	515	$11.52	to	$11.99	$6,055	4.06%	0.75%	to	1.35%	-0.95%	to	-0.42%
2010	574	$11.63	to	$12.04	$6,790	3.21%	0.75%	to	1.35%	8.09%	to	8.76%
2009	635	$10.76	to	$11.07	$6,919	5.25%	0.75%	to	1.35%	15.57%	to	16.28%
2008	581	$9.31	to	$9.52	$5,469	2.11%	0.75%	to	1.35%	-17.76%	to	-17.22%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2012	459	$15.24	to	$18.93	$8,501	0.24%	0.75%	to	1.35%	14.29%	to	15.02%
2011	576	$13.30	to	$16.50	$9,331	0.12%	0.75%	to	1.35%	-5.21%	to	-4.64%
2010	694	$13.99	to	$17.34	$11,833	0.07%	0.75%	to	1.35%	26.40%	to	27.20%
2009	680	$11.04	to	$13.67	$9,112	0.31%	0.75%	to	1.35%	44.07%	to	44.90%
2008	339	$7.65	to	$9.46	$3,090	0.06%	0.75%	to	1.35%	-44.03%	to	-43.68%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2012	14,940	$10.07	to	$16.99	$158,174	-	0.75%	to	2.35%	15.88%	to	17.76%
2011	11,616	$8.69	to	$14.47	$105,828	-	0.75%	to	2.35%	-3.66%	to	-2.11%
2010	11,556	$8.93	to	$14.81	$108,925	0.03%	0.75%	to	2.60%	13.47%	to	15.78%
2009	11,877	$7.87	to	$12.83	$97,640	0.01%	0.75%	to	2.60%	39.05%	to	41.41%
2008	5,066	$5.66	to	$9.09	$30,425	1.09%	0.75%	to	2.60%	-43.72%	to	-42.73%
ING Templeton Foreign Equity Portfolio - Service Class												
2012	59,624	$8.23	to	$11.48	$609,649	2.09%	0.75%	to	2.60%	15.92%	to	17.85%
2011	21,745	$7.08	to	$9.78	$190,490	1.75%	0.75%	to	2.35%	-14.34%	to	-12.95%
2010	25,636	$8.22	to	$11.25	$260,443	2.06%	0.75%	to	2.60%	5.73%	to	7.77%
2009	25,327	$7.67	to	$10.46	$241,228	-	0.75%	to	2.60%	28.47%	to	31.00%
2008	21,711	$5.97	to	$8.02	$159,726	3.32%	0.75%	to	2.60%	-42.17%	to	-41.17%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2012	429	$10.66	to	$14.54	$5,110	0.70%	0.75%	to	2.35%	10.47%	to	12.24%
2011	486	$9.65	to	$12.98	$5,199	0.68%	0.75%	to	2.35%	-4.93%	to	-3.43%
2010	558	$10.15	to	$13.48	$6,229	0.64%	0.75%	to	2.35%	10.33%	to	12.15%
2009	649	$9.20	to	$12.05	$6,503	1.15%	0.75%	to	2.35%	28.49%	to	30.69%
2008	796	$7.16	to	$9.25	$6,145	1.56%	0.75%	to	2.35%	-41.41%	to	-40.47%
ING Strategic Allocation Conservative Portfolio - Class S												
2012	97	$15.71	to	$16.46	$1,560	2.46%	0.75%	to	1.35%	10.48%	to	11.14%
2011	88	$14.22	to	$14.81	$1,286	3.65%	0.75%	to	1.35%	0.14%	to	0.82%
2010	100	$14.20	to	$14.69	$1,451	4.21%	0.75%	to	1.35%	9.48%	to	10.04%
2009	102	$12.97	to	$13.35	$1,353	8.24%	0.75%	to	1.35%	16.11%	to	16.90%
2008	103	$11.17	to	$11.42	$1,170	4.28%	0.75%	to	1.35%	-24.93%	to	-24.47%
ING Strategic Allocation Growth Portfolio - Class S												
2012	30	$16.66	to	$17.46	$505	1.04%	0.75%	to	1.35%	13.10%	to	13.89%
2011	31	$14.73	to	$15.33	$460	2.64%	0.75%	to	1.35%	-4.41%	to	-3.89%
2010	39	$15.41	to	$15.95	$601	3.36%	0.75%	to	1.35%	11.26%	to	11.93%
2009	42	$13.85	to	$14.25	$589	9.26%	0.75%	to	1.35%	23.22%	to	24.02%
2008	45	$11.24	to	$11.49	$512	3.10%	0.75%	to	1.35%	-36.98%	to	-36.69%
ING Strategic Allocation Moderate Portfolio - Class S												
2012	63	$16.19	to	$16.96	$1,042	1.69%	0.75%	to	1.35%	11.89%	to	12.54%
2011	66	$14.47	to	$15.07	$973	2.75%	0.75%	to	1.35%	-2.23%	to	-1.63%
2010	51	$14.80	to	$15.32	$775	4.19%	0.75%	to	1.35%	10.20%	to	10.93%
2009	48	$13.43	to	$13.81	$657	7.97%	0.75%	to	1.35%	19.91%	to	20.51%
2008	50	$11.20	to	$11.46	$573	3.34%	0.75%	to	1.35%	-31.58%	to	-31.09%
ING Growth and Income Portfolio - Class A												
2012	110,959	$10.66	to	$11.01	$1,198,252	1.39%	0.75%	to	2.35%	12.45%	to	14.33%
2011	123,527	$9.46	to	$9.63	$1,177,999	(d)	0.75%	to	2.60%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2012	7	$9.94	to	$10.01	$65	1.41%	1.25%	to	1.40%	14.25%	to	14.27%
2011	9	$8.70	to	$8.76	$77	1.05%	1.25%	to	1.40%	-1.69%	to	-1.46%
2010	13	$8.85	to	$8.89	$114	0.90%	1.25%	to	1.40%	12.45%	to	12.67%
2009	14	$7.87	to	$7.89	$109	1.01%	1.25%	to	1.40%	28.50%	to	28.59%
2008	15	$6.12	to	$6.14	$90	1.67%	1.25%	to	1.40%	-38.55%	to	-38.35%
ING Growth and Income Portfolio - Class S												
2012	72,404	$9.21	to	$17.05	$701,221	1.56%	0.50%	to	2.60%	12.45%	to	14.86%
2011	84,838	$8.19	to	$14.88	$724,196	1.47%	0.50%	to	2.60%	-3.08%	to	-1.00%
2010	51,286	$8.45	to	$15.07	$449,666	0.79%	0.50%	to	2.60%	10.89%	to	13.28%
2009	57,953	$7.62	to	$13.34	$453,859	1.45%	0.50%	to	2.60%	26.58%	to	29.34%
2008	44,763	$6.02	to	$10.33	$274,706	3.86%	0.50%	to	2.60%	-39.13%	to	-38.33%
ING GET U.S. Core Portfolio - Series 11												
2012	348	$9.80	to	$10.45	$3,515	2.00%	1.45%	to	2.35%	-2.87%	to	-1.97%
2011	387	$10.05	to	$10.66	$4,001	2.17%	1.45%	to	2.40%	-1.57%	to	-0.56%
2010	468	$9.94	to	$10.72	$4,857	2.38%	1.45%	to	2.95%	1.74%	to	3.28%
2009	565	$9.77	to	$10.38	$5,718	3.98%	1.45%	to	2.95%	-3.65%	to	-2.17%
2008	742	$10.14	to	$10.61	$7,708	2.42%	1.45%	to	2.95%	-2.31%	to	-0.93%
ING GET U.S. Core Portfolio - Series 12												
2012	162	$9.93	to	$10.64	$1,696	2.28%	1.45%	to	2.45%	-1.88%	to	-0.84%
2011	172	$10.12	to	$10.73	$1,817	2.59%	1.45%	to	2.45%	-1.36%	to	-0.37%
2010	187	$10.23	to	$10.77	$1,962	2.77%	1.45%	to	2.50%	3.13%	to	4.26%
2009	221	$9.71	to	$10.33	$2,232	3.19%	1.45%	to	3.05%	-3.67%	to	-2.09%
2008	268	$10.08	to	$10.55	$2,781	1.71%	1.45%	to	3.05%	-9.03%	to	-7.54%
ING GET U.S. Core Portfolio - Series 13												
2012	667	$9.99	to	$10.54	$6,921	2.13%	1.45%	to	2.25%	-2.54%	to	-1.68%
2011	859	$10.25	to	$10.72	$9,103	2.21%	1.45%	to	2.25%	-0.49%	to	0.28%
2010	1,215	$10.21	to	$10.69	$12,854	2.48%	1.45%	to	2.45%	3.97%	to	5.11%
2009	1,567	$9.82	to	$10.17	$15,806	3.48%	1.45%	to	2.45%	-4.47%	to	-3.51%
2008	2,204	$10.16	to	$10.54	$23,085	2.18%	1.45%	to	2.90%	-0.59%	to	0.86%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 14												
2012	2,252	$10.09	to	$10.75	$23,800	2.77%	1.45%	to	2.50%	-2.61%	to	-1.65%
2011	2,709	$10.36	to	$10.93	$29,164	3.07%	1.45%	to	2.50%	0.58%	to	1.67%
2010	3,418	$10.30	to	$10.75	$36,259	3.84%	1.45%	to	2.50%	4.24%	to	5.39%
2009	4,490	$9.72	to	$10.20	$45,358	3.95%	1.45%	to	3.05%	-3.76%	to	-2.30%
2008	7,383	$10.10	to	$10.44	$76,227	1.88%	1.45%	to	3.05%	-0.10%	to	1.56%
ING BlackRock Science and Technology Opportunities Portfolio - Class S												
2012	17,592	$10.07	to	$16.13	$186,205	-	0.75%	to	2.60%	4.79%	to	6.82%
2011	19,792	$9.61	to	$15.10	$198,020	-	0.75%	to	2.60%	-12.87%	to	-11.23%
2010	23,192	$11.03	to	$17.01	$263,966	-	0.75%	to	2.60%	15.14%	to	17.23%
2009	22,823	$9.58	to	$14.51	$223,254	-	0.75%	to	2.60%	48.53%	to	51.46%
2008	13,408	$6.45	to	$9.58	$87,426	-	0.75%	to	2.60%	-40.81%	to	-40.46%
ING Euro STOXX 50® Index Portfolio - Class A												
2012	1,036	$8.38	to	$8.74	$8,828	2.58%	0.95%	to	2.25%	19.18%	to	20.75%
2011	415	$7.03	to	$7.24	$2,955	14.38%	0.95%	to	2.25%	-19.20%	to	-18.12%
2010	541	$8.69	to	$8.83	$4,739	0.22%	1.00%	to	2.35%	-11.13%	to	-10.18%
2009	62	$9.79	to	$9.82	$608	(b)	1.15%	to	2.25%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING FTSE 100 Index® Portfolio - Class A												
2012	193	$11.47	to	$12.01	$2,261	2.59%	0.95%	to	2.35%	12.56%	to	14.16%
2011	222	$10.19	to	$10.52	$2,300	4.95%	0.95%	to	2.35%	-6.43%	to	-5.06%
2010	328	$10.89	to	$11.07	$3,595	0.28%	1.00%	to	2.35%	6.44%	to	7.59%
2009	74	$10.24	to	$10.27	$755	(b)	1.15%	to	2.25%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Hang Seng Index Portfolio - Class S												
2012	3,815	$13.50	to	$14.23	$52,710	1.03%	0.95%	to	2.35%	25.35%	to	27.17%
2011	4,031	$10.77	to	$11.19	$44,179	2.58%	0.95%	to	2.35%	-20.34%	to	-19.21%
2010	5,992	$13.52	to	$13.85	$81,884	0.06%	0.95%	to	2.35%	5.05%	to	6.54%
2009	3,225	$12.87	to	$13.00	$41,686	(b)	0.95%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Plus LargeCap Portfolio - Class S												
2012	11,145	$9.46	to	$14.49	$120,472	1.38%	0.75%	to	2.60%	11.15%	to	13.27%
2011	13,071	$8.46	to	$12.83	$125,981	1.62%	0.75%	to	2.60%	-2.98%	to	-1.05%
2010	16,416	$8.66	to	$13.00	$161,332	1.70%	0.75%	to	2.60%	10.77%	to	12.77%
2009	19,841	$7.78	to	$11.56	$174,337	2.75%	0.75%	to	2.60%	19.74%	to	21.99%
2008	24,189	$6.45	to	$9.49	$174,373	2.25%	0.75%	to	2.60%	-39.00%	to	-37.84%
ING Index Plus MidCap Portfolio - Class S												
2012	7,243	$10.77	to	$18.51	$108,177	0.65%	0.75%	to	2.60%	14.39%	to	16.52%
2011	8,310	$9.36	to	$15.93	$107,721	0.58%	0.75%	to	2.60%	-4.01%	to	-2.15%
2010	9,825	$9.69	to	$16.32	$131,427	0.85%	0.75%	to	2.60%	18.48%	to	20.73%
2009	11,403	$8.13	to	$13.56	$127,725	1.34%	0.75%	to	2.60%	28.07%	to	30.42%
2008	13,369	$6.31	to	$10.42	$115,644	1.19%	0.75%	to	2.60%	-39.37%	to	-38.21%
ING Index Plus SmallCap Portfolio - Class S												
2012	6,026	$9.78	to	$17.08	$81,420	0.29%	0.75%	to	2.60%	9.19%	to	11.34%
2011	6,798	$8.90	to	$15.37	$83,478	0.60%	0.75%	to	2.60%	-3.53%	to	-1.73%
2010	7,901	$9.17	to	$15.68	$99,899	0.49%	0.75%	to	2.60%	19.20%	to	21.57%
2009	8,979	$7.64	to	$12.93	$94,468	1.41%	0.75%	to	2.60%	21.34%	to	23.58%
2008	10,297	$6.26	to	$10.49	$88,612	0.67%	0.75%	to	2.60%	-35.36%	to	-34.20%
ING International Index Portfolio - Class S												
2012	5,493	$7.79	to	$15.27	$45,019	2.61%	0.75%	to	2.35%	15.58%	to	17.64%
2011	5,593	$6.74	to	$12.98	$39,488	2.67%	0.75%	to	2.35%	-14.47%	to	-13.12%
2010	7,945	$7.82	to	$14.94	$65,044	3.38%	0.75%	to	2.60%	4.83%	to	6.79%
2009	8,995	$7.46	to	$13.99	$69,588	-	0.75%	to	2.60%	24.42%	to	26.32%
2008	998	$6.02	to	$6.09	$6,041	(a)	0.95%	to	2.35%		(a)	
ING Japan TOPIX Index® Portfolio - Class A												
2012	475	$9.67	to	$10.12	$4,664	0.73%	0.95%	to	2.35%	5.11%	to	6.64%
2011	1,025	$9.20	to	$9.49	$9,567	1.85%	0.95%	to	2.35%	-15.75%	to	-14.58%
2010	770	$10.92	to	$11.11	$8,463	0.07%	0.95%	to	2.35%	10.98%	to	12.46%
2009	33	$9.84	to	$9.87	$324	(b)	1.00%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2012	9,520	$15.23	to	$16.65	$152,860	1.08%	0.75%	to	2.35%	11.61%	to	13.42%
2011	10,214	$13.34	to	$14.68	$146,033	1.00%	0.75%	to	2.35%	1.45%	to	3.16%
2010	10,188	$13.02	to	$14.23	$142,575	0.54%	0.75%	to	2.35%	9.84%	to	11.61%
2009	11,210	$11.73	to	$12.75	$141,894	(b)	0.75%	to	2.55%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Index Portfolio - Class S												
2012	32,375	$9.86	to	$16.57	$330,009	2.26%	0.80%	to	2.35%	12.56%	to	14.38%
2011	33,016	$8.68	to	$14.51	$296,967	1.43%	0.80%	to	2.60%	-0.57%	to	1.32%
2010	39,726	$8.73	to	$14.33	$355,951	3.29%	0.80%	to	2.60%	9.13%	to	11.17%
2009	45,756	$8.00	to	$12.91	$372,497	-	0.80%	to	2.60%	20.57%	to	22.44%
2008	3,418	$6.66	to	$6.73	$22,903	(a)	0.80%	to	2.35%		(a)	
ING Russell™ Large Cap Value Index Portfolio - Class S												
2012	4,034	$14.99	to	$15.81	$61,922	1.35%	0.95%	to	2.35%	13.22%	to	14.90%
2011	2,887	$13.24	to	$13.76	$38,950	1.41%	0.95%	to	2.35%	-1.78%	to	-0.43%
2010	2,581	$13.42	to	$13.82	$35,226	1.65%	0.95%	to	2.60%	8.23%	to	10.12%
2009	1,922	$12.40	to	$12.55	$24,005	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2012	14,090	$17.08	to	$18.05	$246,554	0.36%	0.90%	to	2.35%	12.74%	to	14.46%
2011	15,771	$15.04	to	$15.77	$243,092	0.44%	0.90%	to	2.60%	-4.75%	to	-3.07%
2010	18,579	$15.79	to	$16.27	$297,977	0.29%	0.90%	to	2.60%	22.59%	to	24.77%
2009	19,157	$12.88	to	$13.04	$248,368	(b)	0.90%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Index Portfolio - Class S												
2012	10,856	$11.04	to	$11.81	$123,542	0.93%	0.95%	to	2.35%	13.93%	to	15.56%
2011	10,358	$9.69	to	$10.22	$102,824	1.16%	0.95%	to	2.35%	-4.34%	to	-2.94%
2010	11,716	$10.13	to	$10.53	$120,857	0.51%	0.95%	to	2.35%	21.90%	to	23.74%
2009	10,132	$8.30	to	$8.51	$85,119	-	0.95%	to	2.40%	36.45%	to	38.37%
2008	3,704	$6.04	to	$6.15	$22,649	(a)	0.80%	to	2.35%		(a)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Small Cap Index Portfolio - Class S												
2012	13,186	$11.13	to	$11.93	$151,300	0.68%	0.90%	to	2.35%	13.11%	to	14.71%
2011	13,508	$9.84	to	$10.40	$136,076	0.79%	0.90%	to	2.35%	-6.37%	to	-5.02%
2010	16,262	$10.51	to	$10.95	$174,052	0.44%	0.80%	to	2.35%	23.07%	to	25.00%
2009	13,275	$8.54	to	$8.76	$114,700	-	0.90%	to	2.35%	23.41%	to	25.32%
2008	10,143	$6.91	to	$7.00	$70,527	(a)	0.80%	to	2.45%		(a)	
ING Small Company Portfolio - Class S												
2012	6,827	$11.33	to	$20.10	$82,209	0.15%	0.75%	to	2.35%	11.63%	to	13.40%
2011	8,403	$10.15	to	$17.77	$89,892	0.23%	0.75%	to	2.35%	-4.96%	to	-3.42%
2010	9,114	$10.65	to	$18.44	$102,443	0.32%	0.75%	to	2.35%	21.09%	to	23.07%
2009	8,151	$8.82	to	$15.02	$75,533	0.54%	0.75%	to	2.35%	24.23%	to	26.28%
2008	5,881	$7.09	to	$11.93	$43,479	0.10%	0.75%	to	2.55%	-32.17%	to	-31.74%
ING U.S. Bond Index Portfolio - Class S												
2012	20,537	$11.27	to	$12.44	$241,724	1.85%	0.75%	to	2.60%	0.90%	to	2.84%
2011	25,756	$11.17	to	$12.12	$297,554	1.93%	0.75%	to	2.60%	4.20%	to	6.11%
2010	21,158	$10.72	to	$11.43	$232,631	2.46%	0.75%	to	2.60%	3.18%	to	5.12%
2009	23,840	$10.39	to	$10.89	$251,758	2.45%	0.75%	to	2.60%	2.77%	to	4.78%
2008	17,418	$10.11	to	$10.41	$177,261	(a)	0.75%	to	2.60%		(a)	
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S												
2012	20,465	$8.34	to	$9.03	$176,328	4.00%	0.75%	to	2.35%	12.40%	to	14.16%
2011	22,299	$7.42	to	$7.91	$169,736	3.21%	0.75%	to	2.35%	-6.08%	to	-4.58%
2010	24,986	$7.89	to	$8.29	$201,282	3.31%	0.75%	to	2.35%	3.39%	to	5.07%
2009	27,525	$7.61	to	$7.89	$213,033	-	0.75%	to	2.35%	26.91%	to	28.92%
2008	23,942	$6.00	to	$6.12	$145,051	(a)	0.75%	to	2.35%		(a)	
ING International Value Portfolio - Class S												
2012	457	$13.73	to	$15.43	$6,905	2.35%	0.75%	to	1.35%	17.39%	to	18.11%
2011	519	$11.67	to	$13.09	$6,655	2.35%	0.75%	to	1.35%	-16.11%	to	-15.57%
2010	620	$13.88	to	$15.55	$9,445	1.72%	0.75%	to	1.35%	1.00%	to	1.56%
2009	713	$13.71	to	$15.35	$10,718	1.54%	0.75%	to	1.35%	24.38%	to	25.22%
2008	740	$10.99	to	$12.29	$8,896	2.78%	0.75%	to	1.35%	-43.09%	to	-42.76%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MidCap Opportunities Portfolio - Class S												
2012	27,450	$11.65	to	$22.71	$349,367	0.41%	0.50%	to	2.35%	11.26%	to	13.37%
2011	31,078	$10.46	to	$20.14	$353,299	-	0.50%	to	2.35%	-3.14%	to	-1.33%
2010	34,369	$10.79	to	$20.50	$399,457	0.49%	0.50%	to	2.60%	26.91%	to	29.39%
2009	32,727	$8.49	to	$15.94	$297,130	0.12%	0.50%	to	2.35%	37.78%	to	40.23%
2008	34,217	$6.16	to	$11.41	$223,352	-	0.50%	to	2.45%	-39.19%	to	-38.22%
ING SmallCap Opportunities Portfolio - Class S												
2012	5,427	$9.67	to	$21.16	$58,278	-	0.75%	to	2.35%	12.20%	to	14.02%
2011	6,239	$8.61	to	$18.60	$58,855	-	0.75%	to	2.35%	-1.79%	to	-0.20%
2010	7,156	$8.76	to	$18.69	$68,086	-	0.75%	to	2.35%	28.98%	to	31.14%
2009	8,154	$6.79	to	$14.29	$59,441	-	0.75%	to	2.35%	27.54%	to	29.65%
2008	9,121	$5.31	to	$11.04	$51,591	-	0.75%	to	2.45%	-36.17%	to	-35.11%
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I												
2012	8	$9.72	to	$9.81	$73	2.70%	1.25%	to	1.40%	14.76%	to	15.01%
2011	9	$8.47	to	$8.53	$75	2.61%	1.25%	to	1.40%	3.55%	to	3.65%
2010	10	$8.18	to	$8.23	$78	2.53%	1.25%	to	1.40%	7.92%	to	8.15%
2009	11	$7.58	to	$7.61	$80	1.31%	1.25%	to	1.40%	22.85%	to	22.94%
2008	12	$6.17	to	$6.19	$73	0.83%	1.25%	to	1.40%	-36.59%	to	-36.45%
Western Asset Variable High Income Portfolio												
2012	3		$24.84		$65	7.35%		1.40%			16.18%	
2011	3		$21.38		$71	8.39%		1.40%			0.99%	
2010	3	$21.17	to	$21.68	$72	9.33%	1.25%	to	1.40%	14.99%	to	15.20%
2009	4	$18.41	to	$18.82	$78	12.40%	1.25%	to	1.40%	57.75%	to	57.89%
2008	4	$11.67	to	$11.92	$51	9.94%	1.25%	to	1.40%	-30.99%	to	-30.86%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class												
2012	69	$20.85	to	$21.84	$1,478	0.34%	0.75%	to	1.35%	16.09%	to	16.79%
2011	78	$17.96	to	$18.70	$1,442	0.42%	0.75%	to	1.35%	-3.70%	to	-3.11%
2010	97	$18.65	to	$19.30	$1,859	0.40%	0.75%	to	1.35%	21.42%	to	22.15%
2009	102	$15.36	to	$15.80	$1,600	0.50%	0.75%	to	1.35%	34.97%	to	35.86%
2008	71	$11.38	to	$11.63	$822	0.28%	0.75%	to	1.35%	-38.82%	to	-38.47%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
PIMCO Real Return Portfolio - Administrative Class												
2012	986	$14.65	to	$15.35	$14,814	1.06%	0.75%	to	1.35%	7.33%	to	7.95%
2011	929	$13.65	to	$14.22	$12,983	4.88%	0.75%	to	1.35%	10.17%	to	10.83%
2010	985	$12.39	to	$12.83	$12,463	1.47%	0.75%	to	1.35%	6.63%	to	7.27%
2009	949	$11.62	to	$11.96	$11,216	2.94%	0.75%	to	1.35%	16.78%	to	17.49%
2008	745	$9.95	to	$10.18	$7,515	4.22%	0.75%	to	1.35%	-8.29%	to	-7.71%
Pioneer Equity Income VCT Portfolio - Class II												
2012	801	$14.91	to	$17.11	$13,428	3.72%	0.75%	to	1.35%	8.45%	to	9.15%
2011	955	$13.71	to	$15.72	$14,738	2.01%	0.75%	to	1.35%	4.38%	to	5.03%
2010	1,063	$13.11	to	$15.01	$15,665	1.99%	0.75%	to	1.35%	17.62%	to	18.27%
2009	1,206	$11.12	to	$12.72	$15,029	3.01%	0.75%	to	1.35%	12.29%	to	13.04%
2008	1,213	$9.87	to	$11.28	$13,323	2.72%	0.75%	to	1.35%	-31.41%	to	-30.97%
ProFund VP Bull												
2012	1,228	$8.60	to	$10.95	$11,201	-	0.95%	to	2.25%	11.40%	to	12.82%
2011	1,471	$7.72	to	$10.92	$12,013	-	0.95%	to	2.25%	-2.28%	to	-0.89%
2010	1,815	$7.90	to	$11.12	$15,111	0.12%	0.95%	to	2.25%	10.03%	to	11.48%
2009	2,036	$7.18	to	$10.05	$15,316	0.65%	0.95%	to	2.25%	21.49%	to	23.28%
2008	2,280	$5.91	to	$8.22	$14,046	-	0.95%	to	2.60%	-39.27%	to	-38.28%
ProFund VP Europe 30												
2012	713	$8.86	to	$10.33	$6,719	3.31%	0.95%	to	2.35%	13.85%	to	15.42%
2011	844	$7.77	to	$8.95	$6,949	1.04%	0.95%	to	2.35%	-10.98%	to	-9.69%
2010	1,006	$8.72	to	$13.52	$9,261	1.57%	0.95%	to	2.35%	0.21%	to	1.64%
2009	1,144	$8.70	to	$13.41	$10,444	2.60%	0.95%	to	2.35%	29.26%	to	31.05%
2008	1,401	$6.72	to	$10.32	$9,835	2.06%	0.90%	to	2.35%	-45.34%	to	-44.50%
ProFund VP Rising Rates Opportunity												
2012	1,866	$2.61	to	$3.23	$5,177	-	0.95%	to	2.35%	-9.12%	to	-8.01%
2011	1,897	$2.87	to	$3.55	$5,755	-	0.95%	to	2.35%	-38.96%	to	-38.03%
2010	2,136	$4.70	to	$5.80	$10,541	-	0.95%	to	2.60%	-18.20%	to	-16.72%
2009	2,393	$5.72	to	$7.07	$14,303	0.55%	0.95%	to	2.60%	28.82%	to	30.95%
2008	2,870	$4.43	to	$5.47	$13,199	5.38%	0.95%	to	2.60%	-39.61%	to	-38.60%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco Van Kampen American Franchise Fund - Class I Shares												
2012	1,688	$9.87	to	$9.96	$16,725	(e)	0.95%	to	2.35%		(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
Wells Fargo Advantage VT Omega Growth Fund - Class 2												
2012	82	$13.66	to	$13.94	$1,122	-	1.40%	to	2.20%	17.76%	to	18.74%
2011	106	$11.60	to	$11.74	$1,240	-	1.40%	to	2.20%	-7.64%	to	-6.90%
2010	118	$12.56	to	$12.61	$1,487	(c)	1.40%	to	2.20%		(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2												
2012	104	$11.92	to	$14.36	$1,443	1.37%	1.40%	to	2.20%	10.58%	to	11.40%
2011	164	$10.78	to	$12.89	$2,052	3.04%	1.40%	to	2.20%	4.15%	to	5.05%
2010	180	$10.35	to	$12.27	$2,156	1.73%	1.40%	to	2.20%	10.70%	to	11.65%
2009	187	$9.35	to	$10.99	$2,009	1.85%	1.40%	to	2.20%	12.92%	to	13.89%
2008	210	$8.28	to	$9.65	$1,989	2.43%	1.40%	to	2.20%	-30.65%	to	-30.12%
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2												
2012	60	$10.75	to	$13.05	$747	1.50%	1.65%	to	2.20%	16.85%	to	17.57%
2011	67	$9.20	to	$11.10	$721	0.52%	1.65%	to	2.20%	-4.37%	to	-3.81%
2010	72	$9.62	to	$11.54	$807	0.73%	1.65%	to	2.20%	11.34%	to	11.93%
2009	55	$8.64	to	$10.31	$555	1.85%	1.65%	to	2.20%	14.29%	to	14.94%
2008	60	$7.56	to	$8.97	$529	1.96%	1.65%	to	2.20%	-37.83%	to	-37.49%
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2												
2012	13	$15.09	to	$18.48	$233	-	1.40%	to	2.20%	5.45%	to	6.33%
2011	22	$14.31	to	$17.38	$361	-	1.40%	to	2.20%	-6.65%	to	-5.90%
2010	24	$15.33	to	$18.47	$436	-	1.40%	to	2.20%	23.93%	to	24.97%
2009	32	$12.37	to	$14.78	$464	-	1.40%	to	2.20%	49.40%	to	50.51%
2008	44	$8.28	to	$9.82	$419	-	1.40%	to	2.20%	-42.74%	to	-42.24%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage VT Total Return Bond Fund												
2012	50	$13.26	to	$14.77	$712	1.54%	1.40%	to	2.20%	3.76%	to	4.60%
2011	62	$12.78	to	$14.12	$849	2.60%	1.40%	to	2.20%	5.97%	to	6.81%
2010	84	$12.06	to	$13.22	$1,075	3.34%	1.40%	to	2.20%	4.69%	to	5.51%
2009	89	$11.52	to	$12.53	$1,080	4.46%	1.40%	to	2.20%	9.51%	to	10.49%
2008	93	$10.52	to	$11.34	$1,029	4.95%	1.40%	to	2.20%	0.10%	to	0.89%

(a) As investment Division had no investment until 2008, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investment until 2009, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investment until 2010, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investment until 2011, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investment until 2012, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2012 and 2011, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company retrospectively changed its method of accounting for costs associated with acquiring or renewing insurance contracts. Additionally, as discussed in Note 1 to the financial statements, the Company has elected to change its method of accounting for guaranteed minimum withdrawal benefits with life payouts riders, and has also elected to change its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2013

C-2

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

| | As of December 31, | |
	2012	2011
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $18,560.6 at 2012 and $20,062.4 at 2011)	$ 20,586.6	$ 21,400.7
Fixed maturities, at fair value using the fair value option	326.7	335.0
Equity securities, available-for-sale, at fair value (cost of $26.4 at 2012 and $26.7 at 2011)	29.8	27.7
Short-term investments	2,686.6	2,397.0
Mortgage loans on real estate, net of valuation allowance of $1.2 at 2012 and $1.5 at 2011	2,835.0	3,137.3
Policy loans	101.8	112.0
Loan - Dutch State obligation	—	658.2
Limited partnerships/corporations	166.9	305.4
Derivatives	1,381.3	1,609.1
Other investments	80.7	82.2
Securities pledged (amortized cost of $684.7 at 2012 and $965.0 at 2011)	714.0	1,012.8
Total investments	28,909.4	31,077.4
Cash and cash equivalents	295.6	121.2
Short-term investments under securities loan agreement, including collateral delivered	138.9	248.3
Accrued investment income	208.7	233.3
Receivable for securities sold	7.5	32.4
Premium receivable	30.9	28.2
Deposits and reinsurance recoverable	4,014.7	4,068.6
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	3,738.2	4,396.5
Short-term loan to affiliate	—	535.9
Due from affiliates	37.0	363.5
Current income tax recoverable from Parent	—	204.0
Deferred income taxes	—	38.6
Other assets	370.0	394.6
Assets held in separate accounts	39,799.1	39,356.9
Total assets	$ 77,550.0	$ 81,099.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

		As of December 31,		
		2012		**2011**
Liabilities and Shareholder's Equity				
Future policy benefits and contract owner account balances	$	27,094.2	$	29,708.3
Payable for securities purchased		0.2		0.4
Payables under securities loan agreement, including collateral held		905.5		1,069.4
Long-term debt		435.0		435.0
Due to affiliates		64.1		128.9
Funds held under reinsurance treaties with affiliates		4,082.9		5,456.4
Derivatives		798.6		604.9
Current income tax payable to Parent		22.6		—
Deferred income taxes		32.9		—
Other liabilities		182.8		203.1
Liabilities related to separate accounts		39,799.1		39,356.9
Total liabilities		73,417.9		76,963.3
Shareholder's equity:				
Common stock (250,000 shares authorized, issued and outstanding; $10 per share value)		2.5		2.5
Additional paid-in capital		5,755.5		5,971.6
Accumulated other comprehensive income (loss)		634.2		245.1
Retained earnings (deficit)		(2,260.1)		(2,083.1)
Total shareholder's equity		4,132.1		4,136.1
Total liabilities and shareholder's equity	$	77,550.0	$	81,099.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Operations
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

		Years Ended December 31,				
		2012		**2011**		**2010**
Revenues:						
Net investment income	$	1,285.5	$	1,409.3	$	1,356.4
Fee income		810.9		871.5		880.1
Premiums		459.0		456.2		280.6
Net realized capital gains (losses):						
Total other-than-temporary impairments		(27.9)		(201.5)		(300.1)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(9.4)		(21.1)		(105.7)
Net other-than-temporary impairments recognized in earnings		(18.5)		(180.4)		(194.4)
Other net realized capital gains (losses)		(1,355.6)		(776.6)		(723.2)
Total net realized capital gains (losses)		(1,374.1)		(957.0)		(917.6)
Other revenue		34.7		54.2		61.5
Total revenues		1,216.0		1,834.2		1,661.0
Benefits and expenses:						
Interest credited and other benefits to contract owners		364.5		2,227.1		654.9
Operating expenses		444.3		447.3		453.5
Net amortization of deferred policy acquisition costs and value of business acquired		343.7		(904.4)		418.3
Interest expense		30.9		31.7		32.1
Other expense		27.3		11.7		38.9
Total benefits and expenses		1,210.7		1,813.4		1,597.7
Income (loss) before income taxes		5.3		20.8		63.3
Income tax expense (benefit)		182.3		(131.3)		(42.1)
Net income (loss)	$	(177.0)	$	152.1	$	105.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Comprehensive Income
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

| | Years Ended December 31, | | |
	2012	**2011**	**2010**
Net income (loss)	$ (177.0)	$152.1	$105.4
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	514.6	(11.6)	785.3
Other-than-temporary impairments	12.7	29.0	(6.9)
Pension and other post-employment benefit liability	(0.2)	—	(0.2)
Other comprehensive income (loss), before tax	527.1	17.4	778.2
Income tax benefit (expense) related to items of other comprehensive income (loss)	(138.0)	72.9	(99.3)
Other comprehensive income (loss), after tax	389.1	90.3	678.9
Comprehensive income (loss)	$212.1	$242.4	$784.3

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2010 - Before change in method	$ 2.5	$ 5,172.7	$ (532.5)	$ (1,902.6)	$ 2,740.1
Cumulative effect of changes in accounting:					
Deferred policy acquisition costs	—	—	8.0	(419.8)	(411.8)
Fair value for Guaranteed Minimum Withdrawal Benefits for Life	—	—	(4.2)	(13.6)	(17.8)
Actuarial gains (losses) for pension and post-retirement benefit plans	—	—	4.6	(4.6)	—
Balance at January 1, 2010 - As reported	2.5	5,172.7	(524.1)	(2,340.6)	2,310.5
Comprehensive income (loss):					
Net income (loss)	—	—	—	105.4	105.4
Other comprehensive income (loss), after tax	—	—	678.9	—	678.9
Total comprehensive income (loss)					784.3
Contribution of capital	—	749.0	—	—	749.0
Balance at December 31, 2010	$ 2.5	$ 5,921.7	$ 154.8	$ (2,235.2)	$ 3,843.8
Comprehensive income (loss):					
Net income (loss)	—	—	—	152.1	152.1
Other comprehensive income (loss), after tax	—	—	90.3	—	90.3
Total comprehensive income (loss)					242.4
Contribution of capital	—	44.0	—	—	44.0
Employee related benefits	—	5.9	—	—	5.9
Balance at December 31, 2011	$ 2.5	$ 5,971.6	$ 245.1	$ (2,083.1)	$ 4,136.1
Comprehensive income (loss):					
Net income (loss)	—	—	—	(177.0)	(177.0)
Other comprehensive income (loss), after tax	—	—	389.1		389.1
Total comprehensive income (loss)					212.1
Distribution of capital	—	(250.0)	—	—	(250.0)
Employee related benefits	—	33.9	—	—	33.9
Balance at December 31, 2012	$ 2.5	$ 5,755.5	$ 634.2	$ (2,260.1)	$ 4,132.1

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,					
	2012		**2011**		**2010**	
Cash Flows from Operating Activities:						
Net income (loss)	$	(177.0)	$	152.1	$	105.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements		(137.6)		(159.1)		(218.1)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements		646.9		(1,366.2)		500.3
Net accretion/amortization of discount/premium		50.1		65.7		44.1
Future policy benefits, claims reserves and interest credited		575.8		1,461.6		963.7
Deferred income tax (benefit) expense		(66.5)		64.5		(665.0)
Net realized capital (gains) losses		1,374.1		957.0		917.6
Change in:						
Accrued investment income		24.6		0.1		(46.1)
Reinsurance recoverable		(37.8)		(728.1)		(290.2)
Other receivables and asset accruals		0.4		44.5		15.9
Other reinsurance asset		21.5		(0.5)		17.7
Due to/from affiliates		261.7		(262.1)		721.3
Income tax recoverable		226.6		(283.2)		10.2
Other payables and accruals		(1,393.8)		1,909.7		205.7
Employee share-based payments		33.9		5.9		0.6
Other, net		12.8		(10.7)		(9.8)
Net cash provided by operating activities		1,415.7		1,851.2		2,273.3
Cash Flows from Investing Activities:						
Proceeds from the sale, maturity, disposal or redemption of:						
Fixed maturities	$	6,606.1	$	5,400.7	$	8,028.5
Equity securities, available-for-sale		2.7		38.8		66.8
Mortgage loans on real estate		687.2		678.4		714.7
Limited partnerships/corporations		153.3		38.9		23.0
Acquisition of:						
Fixed maturities		(4,757.0)		(5,483.6)		(10,791.6)
Equity securities, available-for-sale		(2.6)		(5.7)		(58.4)
Mortgage loans on real estate		(384.7)		(853.6)		(278.6)
Limited partnerships/corporations		(25.9)		(39.4)		(57.1)
Derivatives, net		(1,232.4)		(511.9)		(740.1)
Short-term investments, net		(285.7)		(1,458.0)		1,104.7
Loan-Dutch State obligation, net		651.5		185.7		182.1
Policy loans, net		10.2		10.1		9.5
Collateral (delivered) received		(54.5)		763.2		25.8
Other, net		(0.1)		(1.3)		2.0
Net cash provided by (used in) investing activities		1,368.1		(1,237.7)		(1,768.7)

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,		
	2012	**2011**	**2010**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	6,651.8	6,363.2	3,549.4
Maturities and withdrawals from investment contracts	(9,638.8)	(7,170.1)	(4,571.3)
Reinsurance recoverable on investment contracts	91.7	(81.4)	7.3
Short-term repayments of repurchase agreements, net	—	—	(311.1)
Return of capital distribution	(250.0)	—	—
Short-term loans to affiliates, net	535.9	280.5	103.5
Capital contribution from parent	—	44.0	749.0
Net cash used in financing activities	(2,609.4)	(563.8)	(473.2)
Net increase in cash and cash equivalents	174.4	49.7	31.4
Cash and cash equivalents, beginning of year	121.2	71.5	40.1
Cash and cash equivalents, end of year	$ 295.6	$ 121.2	$ 71.5
Supplemental cash flow information:			
Income taxes paid, net	$ 40.0	$ 87.1	$ 614.0
Interest paid	28.2	28.8	29.1

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1. Business, Basis of Presentation and Significant Accounting Policies

Business

ING USA Annuity and Life Insurance Company ("ING USA" or "the Company") is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

ING USA is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc. ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. ("ING Insurance"), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Company offers various insurance products, including immediate and deferred fixed annuities. The Company's fixed annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company ceased new sales of retail variable annuity products in March of 2010, as part of a global business strategy and risk reduction plan. New amounts will continue to be deposited on ING USA variable annuities as add-on premiums to existing contracts.

The Company has historically issued guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), primarily to institutional investors and corporate benefit plans. In 2009, the Company made a strategic decision to run-off the assets and liabilities in the GIC business over time. New GIC contracts may be issued on a limited basis to replace maturing contracts.

The Company has one operating segment.

Basis of Presentation

The accompanying Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain reclassifications have been made to prior year financial information to conform to the current year classifications, including the presentation of changes in fair value of embedded derivatives within annuity products and the presentation of market value adjustment items in order to align with the presentation of the Consolidated Financial Statements of ING U.S., Inc. For the years ended December 31, 2011 and 2010, respectively, reclassifications decreased Fee income by $207.9 and $211.2, decreased Other net realized capital gains (losses) by $1.7 billion and $111.9, increased Other revenue by $53.5 and $61.5, and decreased Interest credited and other benefits to contact owners by $1.9 billion and $260.4, in the Statements of Operations. Such reclassifications had no impact on Shareholder's equity or Net income (loss).

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting Changes

Future Policy Benefits and Contract Owner Accounts

As of January 1, 2012, the Company voluntarily changed to fair value accounting for the guaranteed minimum withdrawal benefits with life payouts ("GMWBL") riders as a retrospective change in accounting principle. Under fair value accounting, GMWBLs are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract. Changes in estimated fair value are reported in Other net realized capital gains (losses) in the Statements of Operations. Previously, GMWBLs were accounted for by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The new accounting method is preferable, as it provides more useful financial reporting information to financial statement users and fair value is more closely aligned with the underlying economics of the guarantee.

The cumulative effect of this change as of January 1, 2010, is a decrease to Accumulated other comprehensive income (loss) and to Retained earnings of $(4.2) and $(13.6), respectively, net of other related impacts of DAC, other intangible assets, and taxes.

Deferred Policy Acquisition Costs

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $419.8, net of income taxes of $226.0, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $8.0 increase to Accumulated other comprehensive income ("AOCI").

Employee Benefit Plans

As of January 1, 2012, the Company voluntarily changed its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans. Previously, actuarial gains and losses were recognized in Accumulated other comprehensive income and, to the extent outside a corridor, amortized into operating results over the average remaining service period of active plan participants or the average remaining life expectancy of inactive plan participants, as applicable. The Company has elected to immediately recognize actuarial gains and losses in the Statements of Operations in the year in which the gains and losses occur. The new accounting method is preferable, as it eliminates the delay in recognition of actuarial gains and losses. These gains and losses are generally only measured annually as of December 31 and, accordingly, will generally be recorded during the fourth quarter.

The Company's change in accounting methodology has been applied retrospectively. The cumulative effect of this change as of January 1, 2010, is a decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $4.6, net of tax.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The impacts of the accounting changes to the Balance Sheet as of December 31, 2012 and 2011, and to the Statements of Operations for the years ended December 31, 2012, 2011 and 2010, were as follows:

| | **2012** | | | |
	Before Change in Method	Effect of GMWBL Change	Effect of Pension Change	As Reported
Balance Sheet:				
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	$ 2,725.5	$ 1,012.7	$ —	$ 3,738.2
Deferred income taxes	141.8	(174.7)	—	(32.9) [1]
Future policy benefits and claims reserves	25,582.5	1,511.7	—	27,094.2
Accumulated other comprehensive income (loss)	810.9	(179.6)	2.9	634.2
Retained earnings (deficit)	(2,112.4)	(144.8)	(2.9)	(2,260.1)
Statement of Operations:				
Other net realized capital gains (losses)	(1,581.9)	226.3	—	(1,355.6)
Operating expenses	444.8	—	(0.5)	444.3
Net amortization of deferred policy acquisition costs and value of business acquired	536.7	(193.0)	—	343.7
Income tax expense (benefit)	170.4	11.7	0.2	182.3
Net income (loss)	(198.9)	21.6	0.3	(177.0)

[1] Reflects a deferred tax liability

| | **2011** | | | | |
	Before Change in Method	Effect of GMWBL Change	Effect of Pension Change	Other Changes [1]	As Reported
Balance Sheet:					
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	$ 3,974.9	$1,037.6	$ —	$ (616.0)	$ 4,396.5
Other assets	385.8	—	—	8.8	394.6
Future policy benefits and claims reserves	27,970.2	1,738.1	—	—	29,708.3
Deferred income taxes	418.9	(245.1)	—	(212.4)	(38.6) [2]
Accumulated other comprehensive income (loss)	435.2	(288.9)	3.2	95.6	245.1
Retained earnings (deficit)	(1,423.3)	(166.4)	(3.2)	(490.2)	(2,083.1)
Statement of Operations:					
Fee income	$ 1,079.4	$ —	$ —	$ (207.9)	$ 871.5
Other net realized capital gains (losses)	922.5	—	—	(1,699.1)	(776.6)
Other revenue	0.7	—	—	53.5	54.2
Interest credited and other benefits to contract owners	3,044.9	1,035.8	—	(1,853.6)	2,227.1
Operating expenses	437.1	—	(0.9)	11.1	447.3
Net amortization of deferred policy acquisition costs and value of business acquired	(236.5)	(804.1)	—	136.2	(904.4)
Other expense	11.4	—	—	0.3	11.7
Income tax expense (benefit)	1.1	(81.1)	0.3	(51.6)	(131.3)
Net income (loss)	398.0	(150.7)	0.6	(95.8)	152.1

[1] See reclassifications in *Basis of Presentation* and *Accounting Changes* above.
[2] Reflects a deferred income tax asset.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2010				
	Before Change in Method	Effect of GMWBL Change	Effect of Pension Change	Other Changes[1]	As Reported
Statement of Operations:					
Fee income	$ 1,091.3	$ —	$ —	$ (211.2)	$ 880.1
Other net realized capital gains (losses)	(611.3)	—	—	(111.9)	(723.2)
Other revenue	—	—	—	61.5	61.5
Interest credited and other benefits to contract owners	985.0	(69.7)	—	(260.4)	654.9
Operating expenses	428.4	—	(1.2)	26.3	453.5
Net amortization of deferred policy acquisition costs and value of business acquired	411.6	73.2	—	(66.5)	418.3
Other expense	39.3	—	—	(0.4)	38.9
Income tax expense (benefit)	(55.1)	(1.2)	0.4	13.8	(42.1)
Net income (loss)	81.3	(2.3)	0.8	25.6	105.4

[1] See reclassifications in *Basis of Presentation* above and *Accounting Changes* above.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and/or contain significant accounting estimates:

Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") and deferred sales inducements ("DSI"), valuation of investments and derivatives, impairments, income taxes and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

income (loss) ("AOCI") and presented net of related changes in DAC, VOBA, DSI and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interest in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Loan - Dutch State Obligation: The reported value of the State of The Netherlands (the "Dutch State") loan obligation was based on the outstanding loan balance, plus any unamortized premium. This loan obligation was sold to a related party in November 2012.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests which consists primarily of private equities and hedge funds. The Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's equity in earnings from limited partnership interests accounted for under the equity method is recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors, the Company may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.
- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

▪ *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).
▪ *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baal.

The Company also has investments in certain fixed maturities and has issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

DAC and VOBA

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to successful acquisition activities. Such costs consist principally of certain commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Amortization of DSI on these products are also impacted by changes in assumptions (see *Sales Inducements* below).

Several assumptions are considered significant in the estimation of future gross profits associated with variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations and decreased future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Sales Inducements

DSI represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited and other benefits to contract owners on the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews DSI to determine the recoverability of these balances.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based upon Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for individual and group life insurance contracts (mainly term insurance, non-participating whole life insurance, and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based upon the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 3.5% to 6.25%.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 7.50%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance and immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, such as guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), universal life-type contracts and fixed-indexed annuity ("FIA") contracts.

▪ Account balances for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
▪ Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2012, 2011 and 2010. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Account balances for universal life-type contracts are equal to cumulative deposits, less charges and withdrawals and account values released upon death, plus credited interest thereon.
- For FIAs, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate and the embedded derivative liability is recognized at fair value.

Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain universal life products and certain variable annuity guaranteed benefits. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

Guaranteed minimum death benefits and Guaranteed minimum income benefits

Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB guarantee incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable guarantees ("in the money" guarantees where the notional benefit amount is in excess of the account value). Reserves for GMDB and GMIB are recorded in Future policy benefits on the Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Interest credited and other benefits to contract owners in the Statements of Operations.

Most contracts issued on or before December 31, 1999 with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk associated with such guarantees. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedging program to mitigate the risks associated with these guarantees, for which the Company did not seek hedge accounting. The variable annuity guarantee hedging program is based on the Company entering into derivative positions to offset such exposures to GMDB and GMIB due to adverse changes in the equity markets.

GMAB, GMWB, GMWBL and FIA

The Company also issues certain products which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include annuity guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits without life contingencies ("GMWBs"), guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") and FIAs which are measured at estimated fair value separately from the host annuity contract, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

At inception of the GMAB, GMWB and GMWBL contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception the estimated fair value of the GMAB, GMWB and GMWBL contracts is determined based on the present value of projected future guaranteed benefits minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.). Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the minimum guaranteed interest rate. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as, partial withdrawals, full surrenders, deaths, annuitizations and, maturities.

The GMAB, GMWB, GMWBL and FIA embedded derivative liabilities include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

▪   Such separate accounts are legally recognized;
▪   Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
▪   Investments are directed by the contract owner or participant; and
▪   All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt is carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Balance Sheets and are recognized as a component of Interest expense in the Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other liability on the Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to individual and group life policies are recognized in Premiums in the Statements of Operations when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Statements of Operations when incurred.

Amounts received as payment for investment-type and universal life-type contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality, policy administration and surrender charges and are reported in Fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio which is reported in Net Investment Income in the Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits, in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Any tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

For prospective reinsurance of short-duration contacts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Statements of Operations and Other assets on the Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities and deposits made are included in Deposits and reinsurance recoverable on the Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"), an affiliate, contains an embedded derivative whose carrying value is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the agreement.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company currently has significant concentrations of ceded reinsurance with its affiliates, Security Life of Denver Insurance Company ("SLD") and SLDI primarily related to GICs, fixed annuities and universal life policies with respect to SLD and variable annuities with respect to SLDI. The outstanding recoverable balances may fluctuate from period to period.

Participating Insurance

Participating business approximates 12.5% of the Company's ordinary life insurance in force and 29.9% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $9.8, $11.1 and $12.1, were incurred during the years ended December 31, 2012, 2011 and 2010, respectively.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-03, "Transfers and Servicing (Accounting Standards Codification^{TM} ("ASC") Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company's financial condition, results of operations or cash flows, as the guidance is consistent with that previously applied by the Company.

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the FASB issued ASU 2011-02, "Receivables ASC Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- ▪ If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- ▪ An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- ▪ A restructuring that results in a delay in payment that is insignificant is not a concession;
- ▪ A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- ▪ A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01, "Deferral of the Effective Date of Disclosure about Troubled Debt Restructurings in Update No. 2010-20" ("ASU 2011-01").

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. The disclosures required by ASU 2011-02 are included in the Investments note to these Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments note to these Financial Statements, as well as the "Reinsurance" section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02 that were adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Investment note to these Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Fair Value

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS").

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012. The adoption had no effect on the Company's financial condition, results of operations or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Fair Value Measurements note to these Financial Statements.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation that were adopted by the Company on January 1, 2011. The adoption had no effect on the Company's financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2010-06 are included in the *Fair Value Measurements* note to these Financial Statements.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 on December 31, 2011, and applied the provisions retrospectively. The Statement of Comprehensive Income, with corresponding revisions to the Statements of Changes in Shareholder's Equity, is included in the Financial Statements. In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Financial Statements.

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 are effective retrospectively for annual reporting periods beginning on or after January 1, 2013 and periods within those annual reporting periods. The Company will adopt the provisions of these ASUs in the first quarter of 2013 which will include additional disclosure of the gross and net information instruments deemed in scope, including any related collateral received or posted.

Disclosures about Amounts Reclassified out of AOCI
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the provisions of ASU 2013-02 in the first quarter of 2013 to provide additional information about amounts reclassified out of accumulated other comprehensive income by component.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option ("FVO") fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,218.9	$ 92.6	$ —	$ —	$ 1,311.5	$ —
U.S. government agencies and authorities	19.3	4.4	—	—	23.7	—
State, municipalities and political subdivisions	80.1	9.9	—	—	90.0	—
U.S. corporate securities	9,511.8	1,039.6	13.9	—	10,537.5	6.5
Foreign securities[1]:						
Government	404.7	41.4	2.7	—	443.4	—
Other	4,473.1	469.9	19.8	—	4,923.2	—
Total foreign securities	4,877.8	511.3	22.5	—	5,366.6	—
Residential mortgage-backed securities:						
Agency	1,072.4	144.9	4.6	39.4	1,252.1	—
Non-Agency	544.7	68.4	26.8	15.3	601.6	58.5
Total Residential mortgage-backed securities	1,617.1	213.3	31.4	54.7	1,853.7	58.5
Commercial mortgage-backed securities	1,565.4	201.2	3.0	—	1,763.6	—
Other asset-backed securities	681.6	26.5	23.5	(3.9)	680.7	0.3
Total fixed maturities, including securities pledged	19,572.0	2,098.8	94.3	50.8	21,627.3	65.3
Less: Securities pledged	684.7	29.8	0.5	—	714.0	—
Total fixed maturities	18,887.3	2,069.0	93.8	50.8	20,913.3	65.3
Equity securities	26.4	3.6	0.2	—	29.8	—
Total fixed maturities and equity securities investments	$ 18,913.7	$ 2,072.6	$ 94.0	$ 50.8	$ 20,943.1	$ 65.3

[1] Primarily U.S. dollar denominated.

[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.

[3] Represents other-than-temporary impairments ("OTTI") reported as a component of Other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,692.9	$ 92.9	$ —	$ —	$ 1,785.8	$ —
U.S. government agencies and authorities	19.9	3.8	—	—	23.7	—
State, municipalities and political subdivisions	98.9	6.8	0.9	—	104.8	—
U.S. corporate securities	9,527.7	784.5	41.4	—	10,270.8	—
Foreign securities[1]:						
Government	349.0	26.7	5.4	—	370.3	—
Other	4,939.4	336.8	64.4	—	5,211.8	0.1
Total foreign securities	5,288.4	363.5	69.8	—	5,582.1	0.1
Residential mortgage-backed securities						
Agency	1,354.6	186.9	2.4	46.4	1,585.5	0.3
Non-Agency	735.4	58.3	88.5	15.1	720.3	75.7
Total Residential mortgage-backed securities	2,090.0	245.2	90.9	61.5	2,305.8	76.0
Commercial mortgage-backed securities	1,910.3	118.0	26.4	—	2,001.9	1.9
Other asset-backed securities	734.3	15.4	69.6	(6.5)	673.6	—
Total fixed maturities, including securities pledged	21,362.4	1,630.1	299.0	55.0	22,748.5	78.0
Less: Securities pledged	965.0	49.8	2.0	—	1,012.8	—
Total fixed maturities	20,397.4	1,580.3	297.0	55.0	21,735.7	78.0
Equity securities	26.7	1.8	0.8	—	27.7	—
Total fixed maturities and equity securities investments	$ 20,424.1	$ 1,582.1	$ 297.8	$ 55.0	$21,763.4	$ 78.0

[1] Primarily U.S. dollar denominated.

[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.

[3] Represents OTTI reported as a component of Other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	1,122.5	$	1,145.2
After one year through five years		4,967.1		5,274.6
After five years through ten years		5,836.5		6,440.6
After ten years		3,781.8		4,468.9
Mortgage-backed securities		3,182.5		3,617.3
Other asset-backed securities		681.6		680.7
Fixed maturities, including securities pledged	$	19,572.0	$	21,627.3

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity. As of December 31, 2011 the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of December 31, 2012 and 2011:

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
2012								
Communications	$	991.8	$	138.8	$	0.5	$	1,130.1
Financial		1,669.5		179.0		17.6		1,830.9
Industrial and other companies		8,393.6		839.0		5.5		9,227.1
Utilities		2,573.6		310.8		9.9		2,874.5
Transportation		356.4		41.9		0.2		398.1
Total	$	13,984.9	$	1,509.5	$	33.7	$	15,460.7
2011								
Communications	$	1,109.9	$	96.0	$	5.3	$	1,200.6
Financial		1,948.2		115.1		54.3		2,009.0
Industrial and other companies		8,453.1		634.0		33.2		9,053.9
Utilities		2,589.6		244.5		10.5		2,823.6
Transportation		366.3		31.7		2.5		395.5
Total	$	14,467.1	$	1,121.3	$	105.8	$	15,482.6

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2012 and 2011, approximately 32.9% and 28.3%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs, which are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2012 and 2011 the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2012 and 2011, the Company did not have any securities pledged under reverse repurchase agreements.

Securities Lending

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of December 31, 2012 and 2011, the fair value of loaned securities was $134.7 and $233.0, respectively, and is included in Securities pledged on the Balance Sheets. As of December 31, 2012 and 2011, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $138.9 and $248.3, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Balance Sheets. As of December 31, 2012 and 2011, liabilities to return collateral of $138.9 and $248.3, respectively, are included in Payables under securities loan agreement, including collateral held on the Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the collateralized loan obligations ("CLOs") of $4.0 and $3.5 as of December 31, 2012 and 2011, respectively, is included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $146.1 as of March 31, 2012 to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pretax loss of $16.9 in the second quarter of 2012 reported in Net investment income on the Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $8.2 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payments of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Securitizations

The Company invests in various tranches of securitization entities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS. Certain RMBS investments represent agency pass-through securities and close-to-the-index tranches issued by Fannie Mae, Freddie Mac, or a similar government-sponsored entity.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities described above are thinly capitalized by design and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012 and 2011:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2012								
U.S. corporate, state and municipalities	$ 237.3	$ 2.9	$ 40.1	$ 0.6	$ 94.0	$ 10.4	$ 371.4	$ 13.9
Foreign	33.3	3.1	23.9	1.8	158.1	17.6	215.3	22.5
Residential mortgage-backed	116.3	2.2	10.9	0.1	181.6	29.1	308.8	31.4
Commercial mortgage-backed	4.8	—	11.2	1.2	15.8	1.8	31.8	3.0
Other asset-backed	0.1	—	—	—	152.8	23.5	152.9	23.5
Total	$ 391.8	$ 8.2	$ 86.1	$ 3.7	$ 602.3	$ 82.4	$ 1,080.2	$ 94.3
2011								
U.S. corporate, state and municipalities	$ 798.9	$ 17.6	$ 97.6	$ 4.1	$ 208.0	$ 20.6	$ 1,104.5	$ 42.3
Foreign	476.5	30.2	51.1	5.0	339.5	34.6	867.1	69.8
Residential mortgage-backed	74.6	0.9	188.2	5.7	305.6	84.3	568.4	90.9
Commercial mortgage-backed	155.1	1.9	234.7	17.9	35.7	6.6	425.5	26.4
Other asset-backed	42.6	0.3	26.5	9.6	142.1	59.7	211.2	69.6
Total	$ 1,547.7	$ 50.9	$ 598.1	$ 42.3	$ 1,030.9	$ 205.8	$ 3,176.7	$ 299.0

Of the unrealized capital losses aged more than twelve months, the average fair value of the related fixed maturities was 87.9% and 83.4% of the average book value as of December 31, 2012 and 2011, respectively.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
Six months or less below amortized cost	$ 553.1	$ 27.3	$ 22.8	$ 6.5	116	13
More than six months and twelve months or less below amortized cost	151.9	2.9	7.9	1.0	35	3
More than twelve months below amortized cost	290.1	149.2	10.0	46.1	83	55
Total	$ 995.1	$ 179.4	$ 40.7	$ 53.6	234	71
2011						
Six months or less below amortized cost	$ 1,638.7	$ 178.0	$ 52.5	$ 52.5	271	49
More than six months and twelve months or less below amortized cost	645.4	57.1	38.0	17.3	67	22
More than twelve months below amortized cost	735.1	221.4	47.0	91.7	126	80
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
U.S. corporate, state and municipalities	$ 370.3	$ 15.0	$ 7.5	$ 6.4	50	1
Foreign	187.8	50.0	7.6	14.9	20	10
Residential mortgage-backed	277.3	62.9	13.3	18.1	112	43
Commercial mortgage-backed	33.2	1.6	2.5	0.5	12	1
Other asset-backed	126.5	49.9	9.8	13.7	40	16
Total	$ 995.1	$ 179.4	$ 40.7	$ 53.6	234	71
2011						
U.S. corporate, state and municipalities	$ 1,112.3	$ 34.5	$ 32.4	$ 9.9	137	5
Foreign	850.6	86.3	41.7	28.1	131	12
Residential mortgage-backed	500.9	158.4	31.7	59.2	98	89
Commercial mortgage-backed	446.3	5.6	25.1	1.3	24	1
Other asset-backed	109.1	171.7	6.6	63.0	74	44
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations of residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC if no rating is available. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organizations ("ARO") for marketable fixed maturity securities, called rating agency designations except for certain structured securities as described below. NAIC designations of "1," highest quality and "2," high quality, include fixed maturity securities generally considered investment grade by such rating organizations. NAIC designations "3" through "6" include fixed maturity securities generally considered below investment grade by such rating organizations.

The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond's amortized cost to the NAIC's loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company's RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodology reduces regulatory reliance on rating agencies and allows for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.   In the tables below, the Company presents the rating of structured securities based on ratings from the NAIC rating methodologies described above (which may not correspond to rating agency designations.) All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of the Company's fixed maturity securities holdings by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P") and Fitch, Inc. ("Fitch"). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the ARO rating is applied; and
- when ratings are unavailable then an internal rating is applied.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element, such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company's exposure to subprime mortgage backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value, and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities was $194.0 and $23.5, respectively, representing 0.9% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities were $189.3 and $69.7, respectively, representing 0.8% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Subprime Mortgage-backed Securities

NAIC Designation		ARO Ratings			Vintage	
2012						
1	67.1 %	AAA	—		2007	13.2 %
2	3.1 %	AA	4.0 %		2006	6.2 %
3	14.2 %	A	9.1 %		2005 and prior	80.6 %
4	13.5 %	BBB	8.5 %			100.0 %
5	1.0 %	BB and below	78.4 %			
6	1.1 %		100.0 %			
	100.0 %					
2011						
1	79.0 %	AAA	1.6 %		2007	18.9 %
2	6.2 %	AA	5.9 %		2006	6.6 %
3	10.5 %	A	7.9 %		2005 and prior	74.5 %
4	1.5 %	BBB	9.8 %			100.0 %
5	1.3 %	BB and below	74.8 %			
6	1.5 %		100.0 %			
	100.0 %					

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company's exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $133.6 and $21.7, respectively, representing 0.6% of total fixed maturities including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $129.7 and $52.7, respectively, representing 0.6% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Alt-A Mortgage-backed Securities					
NAIC Designation		**ARO Ratings**		**Vintage**	
2012					
1	36.3 %	AAA	0.2 %	2007	31.4 %
2	10.9 %	AA	0.8 %	2006	19.4 %
3	15.7 %	A	0.6 %	2005 and prior	49.2 %
4	30.4 %	BBB	2.6 %		100.0 %
5	5.7 %	BB and below	95.8 %		
6	1.0 %		100.0 %		
	100.0 %				
2011					
1	38.5 %	AAA	0.3 %	2007	30.0 %
2	11.6 %	AA	1.7 %	2006	18.9 %
3	12.2 %	A	5.0 %	2005 and prior	51.1 %
4	29.1 %	BBB	2.9 %		100.0 %
5	7.4 %	BB and below	90.1 %		
6	1.2 %		100.0 %		
	100.0 %				

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commercial Mortgage-backed and Other Asset-backed Securities

As of December 31, 2012 and 2011, the fair value of the Company's CMBS totaled $1.8 billion and $2.0 billion, respectively, and Other ABS, excluding subprime exposure, totaled $491.9 and $489.7, respectively. As of December 31, 2012 and 2011, the gross unrealized losses related to CMBS totaled $3.0 and $26.4, respectively. As of December 31, 2012, there were no gross unrealized losses related to Other ABS, excluding subprime exposure. As of December 31, 2011, gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.2. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

The following tables summarize the Company's exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

			% of Total CMBS				
	NAIC Designation		**ARO Ratings**		**Vintage**		
2012							
	1	97.5 %	AAA	47.6 %	2008	0.6 %
	2	1.8 %	AA	25.4 %	2007	28.8 %
	3	0.4 %	A	10.1 %	2006	35.3 %
	4	0.3 %	BBB	7.3 %	2005 and prior	35.3 %
	5	—	BB and below	9.6 %		100.0 %
	6	—		100.0 %		
		100.0 %				
2011							
	1	97.1 %	AAA	52.7 %	2008	0.5 %
	2	1.8 %	AA	18.4 %	2007	25.9 %
	3	—	A	12.7 %	2006	31.2 %
	4	—	BBB	8.8 %	2005 and prior	42.4 %
	5	—	BB and below	7.4 %		100.0 %
	6	1.1 %		100.0 %		
		100.0 %				

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 29.2%, 11.2% and 36.6%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 31.6%, 13.1% and 31.3%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize the Company's exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

		% of Total Other ABS			
NAIC Designation		**ARO Ratings**		**Vintage**	
2012					
1	97.0 %	AAA	92.5 %	2012	18.0 %
2	2.2 %	AA	1.0 %	2011	17.1 %
3	—	A	3.5 %	2010	4.6 %
4	—	BBB	2.2 %	2009	6.0 %
5	—	BB and below	0.8 %	2008	3.1 %
6	0.8 %		100.0 %	2007	14.7 %
	100.0 %			2006	21.2 %
				2005 and prior	15.3 %
					100.0 %
2011					
1	96.9 %	AAA	87.3 %	2011	19.0 %
2	1.8 %	AA	3.9 %	2010	10.8 %
3	—	A	3.0 %	2009	8.4 %
4	0.1 %	BBB	3.8 %	2008	3.6 %
5	1.2 %	BB and below	2.0 %	2007	19.3 %
6	—		100.0 %	2006	20.5 %
	100.0 %			2005 and prior	18.4 %
					100.0 %

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2012 the Company did not have any troubled debt restructurings. As of December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $9.8.

As of December 31, 2012 and 2011, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses.

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company's investment in mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Commercial mortgage loans	$ 2,836.2	$ 3,138.8
Collective valuation allowance	(1.2)	(1.5)
Total net commercial mortgage loans	$ 2,835.0	$ 3,137.3

There were no impairments taken on the mortgage loan portfolio for the year ended December 31, 2012. Impairments taken on the mortgage loan portfolio were $6.9 for the year ended December 31, 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Collective valuation allowance for losses, beginning of period	$ 1.5	$ 3.0
Addition to / (reduction of) allowance for losses	(0.3)	(1.5)
Collective valuation allowance for losses, end of period	$ 1.2	$ 1.5

The following table presents information on impaired loans as of December 31, 2012 and 2011:

	2012	2011
Impaired loans, average investment during the period	$ —	$ 8.3

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2012 and 2011. There were no other loans in arrears with respect to principal and interest as of December 31, 2012 and 2011.

The following table presents information on interest income recognized on impaired loans for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Interest income recognized on impaired loans, on an accrual basis	$ —	$ —	$ 1.3
Interest income recognized on impaired loans, on a cash basis	—	—	1.4

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Loan-to-Value Ratio:		
0% - 50%	$ 658.9	$ 920.9
50% - 60%	848.0	833.9
60% - 70%	1,169.4	1,173.2
70% - 80%	149.4	191.3
80% and above	10.5	19.5
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 1,970.9	$ 2,105.3
1.25x - 1.5x	464.8	565.8
1.0x - 1.25x	259.2	355.5
Less than 1.0x	141.3	112.2
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2012 and 2011:

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 622.7	22.1 %	$ 702.5	22.4 %
South Atlantic	528.3	18.6 %	582.8	18.6 %
Middle Atlantic	338.9	11.9 %	361.7	11.5 %
East North Central	347.2	12.2 %	411.4	13.1 %
West South Central	373.7	13.2 %	414.1	13.2 %
Mountain	338.2	11.9 %	364.9	11.6 %
West North Central	135.8	4.8 %	138.2	4.4 %
New England	77.5	2.7 %	82.2	2.6 %
East South Central	73.9	2.6 %	81.0	2.6 %
Total Commercial mortgage loans	$ 2,836.2	100.0 %	$ 3,138.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Industrial	$ 1,159.2	41.0 %	$ 1,223.2	39.0 %
Retail	711.8	25.0 %	807.4	25.7 %
Office	427.4	15.1 %	542.2	17.3 %
Apartments	366.8	12.9 %	371.5	11.8 %
Hotel/Motel	69.0	2.4 %	129.6	4.1 %
Mixed use	16.6	0.6 %	12.6	0.4 %
Other	85.4	3.0 %	52.3	1.7 %
Total Commercial mortgage loans	$ 2,836.2	100.0 %	$ 3,138.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Year of Origination:		
2012	$ 314.3	$ —
2011	795.4	791.2
2010	184.8	272.1
2009	65.9	77.8
2008	253.8	406.5
2007	272.8	447.7
2006 and prior	949.2	1,143.5
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 6.0	3	$ 9.5	17	$ 5.1	24
Foreign[(1)]	0.7	3	27.2	52	30.7	23
Residential mortgage-backed	9.7	55	12.3	65	24.5	67
Commercial mortgage-backed	1.7	1	49.7	14	23.2	7
Other asset-backed	0.4	3	74.8	60	104.6	54
Equity	—	—	—	—	— *	1
Mortgage loans on real estate	—	—	6.9	5	6.3	5
Total	$ 18.5	65	$ 180.4	213	$ 194.4	181

[(1)] Primarily U.S. dollar denominated.
* Less than $0.1.

The above tables include $14.7, $27.6 and $95.5 of write-downs related to credit impairments for the years ended December 31, 2012, 2011 and 2010, respectively, in Other-than-temporary impairments which are recognized in the Statements of Operations. The remaining $3.8, $152.8 and $98.9, in write-downs for the years ended December 31, 2012, 2011 and 2010, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2012, 2011 and 2010 :

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 0.5	1	$ 9.5	16	$ 4.1	23
Foreign[(1)]	0.7	3	24.1	48	12.8	18
Residential mortgage-backed	0.9	6	1.8	8	6.1	11
Commercial mortgage-backed	1.7	1	45.5	14	3.9	2
Other asset-backed	— *	1	71.9	59	72.0	35
Mortgage loans on real estate	—	—	—	—	—	—
Total	$ 3.8	12	$ 152.8	145	$ 98.9	89

[(1)] Primarily U.S. dollar denominated.
* Less than $0.1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair value of fixed maturities with OTTI as of December 31, 2012 and 2011 was $2.2 billion and $2.1 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at January 1	$ 64.1	$ 118.2	$ 123.3
Additional credit impairments:			
On securities not previously impaired	4.8	5.0	20.0
On securities previously impaired	6.8	6.7	23.4
Reductions:			
Securities intent impaired	—	(3.4)	(7.1)
Securities sold, matured, prepaid or paid down	(27.8)	(62.4)	(41.4)
Balance at December 31	$ 47.9	$ 64.1	$ 118.2

Net Investment Income

The following table summarizes Net investment income for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities	$ 1,137.9	$ 1,242.5	$ 1,182.2
Equity securities, available-for-sale	4.0	3.7	4.5
Mortgage loans on real estate	166.3	174.9	180.8
Policy loans	5.7	6.6	7.2
Short-term investments and cash equivalents	0.2	2.0	4.1
Other	23.7	38.4	30.7
Gross investment income	1,337.8	1,468.1	1,409.5
Less: Investment expenses	52.3	58.8	53.1
Net investment income	$ 1,285.5	$ 1,409.3	$ 1,356.4

As of December 31, 2012 and 2011, the Company did not have any investments in fixed maturities which produced no net investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
Fixed maturities, available-for-sale, including securities pledged	$	138.0	$	33.7	$	11.8
Fixed maturities, at fair value option		(57.7)		(34.4)		(14.6)
Equity securities, available-for-sale		(0.2)		(0.2)		1.9
Derivatives		(1,654.0)		744.4		(807.9)
Embedded derivative - fixed maturities		(4.2)		4.3		12.3
Embedded derivative - product guarantees		202.9		(1,699.1)		(111.9)
Other investments		1.1		(5.7)		(9.2)
Net realized capital gains (losses)	$	(1,374.1)	$	(957.0)	$	(917.6)
After-tax net realized capital gains (losses)	$	(932.8)	$	(513.1)	$	(660.6)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before-tax were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
Proceeds on sales	$	4,652.0	$	3,821.9	$	6,211.7
Gross gains		177.8		238.0		243.1
Gross losses		(14.3)		(33.7)		(37.4)

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Total return swaps: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company uses currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values,

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within Fixed indexed annuities ("FIA") contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses put options to manage the equity, interest rate, and equity volatility risk of the economic liabilities associated with variable annuity minimum guaranteed living benefits. The Company also uses call options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits. An increase in the equity volatility results in a higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. Embedded derivatives within fixed maturities are reported with the host contract on the Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contain embedded derivatives in which the fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2012 and 2011:

	2012			2011		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Non-qualifying for hedge accounting:						
Interest rate contracts	$ 31,588.1	$ 1,283.5	$ 539.5	$ 27,046.0	$ 1,538.4	$ 520.0
Foreign exchange contracts	1,508.7	10.4	27.4	1,297.8	9.7	42.4
Equity contracts	14,482.7	86.4	231.7	15,434.3	60.1	28.4
Credit contracts	155.5	1.0	—	143.4	0.9	14.1
Embedded derivatives:						
Within fixed maturity investments	N/A	50.8	—	N/A	55.0	—
Within annuity products	N/A	—	3,397.8	N/A	—	3,512.1
Within reinsurance agreements	N/A	—	301.3	N/A	—	230.9
Total		$ 1,432.1	$ 4,497.7		$ 1,664.1	$ 4,347.9

N/A - Not Applicable.

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Derivatives: Qualifying for hedge accounting[1]:			
Fair value hedges:			
Interest rate contracts	$ —	$ —	$ (3.3)
Derivatives: Non-qualifying for hedge accounting[2]:			
Interest rate contracts	121.6	1,300.8	38.5
Foreign exchange contracts	2.4	(5.8)	9.3
Equity contracts	(1,779.3)	(548.2)	(853.4)
Credit contracts	1.3	(2.4)	1.0
Embedded derivatives:			
Within fixed maturity investments[2]	(4.2)	4.3	12.3
Within annuity products[2]	202.9	(1,699.1)	(111.9)
Within reinsurance agreements	50.9	(251.8)	(17.8)
Total	$ (1,404.4)	$ (1,202.2)	$ (925.3)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, ineffective amounts are deemed to be immaterial.

[2] Changes in value are included in other net realized capital gains (losses) in the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2012, the fair value of credit default swaps of $1.0 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $0.9 and $14.1 were included in Derivatives assets and Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2012 and 2011, the maximum potential future exposure to the Company on the sale of credit default swaps was $155.5 and $108.8, respectively.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	2012			
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,303.7	$ 7.8	$ —	$ 1,311.5
U.S government agencies and authorities	—	23.7	—	23.7
U.S. corporate, state and municipalities	—	10,513.9	113.6	10,627.5
Foreign[1]	—	5,345.7	20.9	5,366.6
Residential mortgage-backed securities	—	1,829.5	24.2	1,853.7
Commercial mortgage-backed securities	—	1,763.6	—	1,763.6
Other asset-backed securities	—	602.5	78.2	680.7
Total fixed maturities, including securities pledged	1,303.7	20,086.7	236.9	21,627.3
Equity securities, available-for-sale	14.0	—	15.8	29.8
Derivatives:				
Interest rate contracts	—	1,283.5	—	1,283.5
Foreign exchange contracts	—	10.4	—	10.4
Equity contracts	23.9	50.8	11.7	86.4
Credit contracts	—	1.0	—	1.0
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	3,115.0	6.1	—	3,121.1
Assets held in separate accounts	39,799.1	—	—	39,799.1
Total assets	$44,255.7	$21,438.5	$ 264.4	$65,958.6
Liabilities:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,393.8	$ 1,393.8
GMAB / GMWB / GMWBL[2]	—	—	2,004.0	2,004.0
Embedded derivative on reinsurance	—	301.3	—	301.3
Derivatives:				
Interest rate contracts	0.4	539.1	—	539.5
Foreign exchange contracts	—	27.4	—	27.4
Equity contracts	212.6	19.1	—	231.7
Credit contracts	—	—	—	—
Total liabilities	$ 213.0	$ 886.9	$ 3,397.8	$ 4,497.7

[1] Primarily U.S. dollar dominated
[2] Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB"), Guaranteed minimum withdrawal benefits for life ("GMWBL").

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,778.0	$ 7.8	$ —	$ 1,785.8
U.S government agencies and authorities	—	23.7	—	23.7
U.S. corporate, state and municipalities	—	10,251.1	124.5	10,375.6
Foreign[1]	—	5,525.2	56.9	5,582.1
Residential mortgage-backed securities	—	2,245.1	60.7	2,305.8
Commercial mortgage-backed securities	—	2,001.9	—	2,001.9
Other asset-backed securities	—	600.8	72.8	673.6
Total fixed maturities, including securities pledged	1,778.0	20,655.6	314.9	22,748.5
Equity securities, available-for-sale	11.4	—	16.3	27.7
Derivatives:				
Interest rate contracts	4.0	1,534.4	—	1,538.4
Foreign exchange contracts	—	9.7	—	9.7
Equity contracts	26.5	—	33.6	60.1
Credit contracts	—	0.9	—	0.9
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	2,760.7	5.8	—	2,766.5
Assets held in separate accounts	39,356.9	—	—	39,356.9
Total assets	$43,937.5	$22,206.4	$ 364.8	$ 66,508.7
Liabilities:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,282.2	$ 1,282.2
GMAB / GMWB / GMWBL[2]	—	—	2,229.9	2,229.9
Embedded derivative on reinsurance	—	230.9	—	230.9
Derivatives:				
Interest rate contracts	—	520.0	—	520.0
Foreign exchange contracts	—	42.4	—	42.4
Equity contracts	3.3	—	25.1	28.4
Credit contracts	—	1.2	12.9	14.1
Total liabilities	$ 3.3	$ 794.5	$ 3,550.1	$ 4,347.9

[1] Primarily U.S. dollar dominated

[2] Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB"), Guaranteed minimum withdrawal benefits for life ("GMWBL").

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. In addition, further disclosure of estimated fair values is included in the Investments note to these Financial Statements. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2012, $157.7 and $16.3 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. At December 31, 2011, $157.1 and $17.7 billion of a total of $22.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair value for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Annuity product guarantees: The Company records reserves for annuity contracts containing GMAB, GMWB and GMWBL riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The discount rate used to determine the fair value of the Company's guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits ("GMWB"), guaranteed minimum withdrawal benefits with life payouts ("GMWBL") and fixed-indexed annuity ("FIA") embedded derivative liabilities includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company and applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk as of the beginning of the third quarter of 2012 to incorporate a blend of observable, similarly

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Levels 1 and Level 2 for the years ended December 31, 2012 and 2011. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	Year Ended December 31, 2012										
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings [3]
Fixed maturities, including											
U.S. corporate, state and municipalities	$ 124.5	$ 0.6	$ (1.9)	$ —	$ —	$ —	$ (22.3)	$ 36.3	$ (23.6)	$ 113.6	$ 0.6
Foreign	56.9	0.6	(0.5)	—	—	(4.0)	(5.6)	8.3	(34.8)	20.9	—
Residential mortgage-backed securities	60.7	(0.8)	0.2	—	—	—	(1.0)	—	(34.9)	24.2	(0.8)
Other asset-backed securities	72.8	6.4	3.1	—	—	(16.6)	(4.4)	16.9	—	78.2	2.6
Total fixed maturities, including	314.9	6.8	0.9	—	—	(20.6)	(33.3)	61.5	(93.3)	236.9	2.4
Equity securities, available-for-sale	16.3	(0.1)	(0.1)	2.3	—	(2.4)	—	—	(0.2)	15.8	—
Derivatives, net	(4.4)	(0.9)	—	18.5	—	—	—	—	(1.5)	11.7	(6.7)
Annuity product guarantees:											
FIA	(1,282.2)	(173.7)	—	—	(81.2)	—	143.3	—	—	(1,393.8)	—
GMWB/GMAB/GMWBL	(2,229.9)	376.6	—	—	(151.3)	—	0.6	—	—	(2,004.0)	—
Total annuity product guarantees	(3,512.1)	202.9 [1]	—	—	(232.5)	—	143.9	—	—	(3,397.8)	—

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[3]
		Net Income	OCI								
Year Ended December 31, 2011											
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 40.1	$ (0.3)	$ (2.7)	$ 12.6	$ —	$ —	$ (24.7)	$ 99.5	$ —	$ 124.5	$ (0.2)
Foreign	9.8	0.3	(0.1)	13.9	—	(12.5)	(7.7)	54.9	(1.7)	56.9	(0.5)
Residential mortgage-backed securities	198.6	—	(0.6)	34.3	—	(0.1)	(11.3)	1.9	(162.1)	60.7	(1.0)
Other asset-backed securities	644.8	(78.7)	64.3	—	—	(214.7)	(35.7)	—	(307.2)	72.8	(10.1)
Total fixed maturities, including securities pledged	893.3	(78.7)	60.9	60.8	—	(227.3)	(79.4)	156.3	(471.0)	314.9	(11.8)
Equity securities, available-for-sale	13.5	(0.1)	0.1	4.3	—	(0.2)	—	—	(1.3)	16.3	—
Derivatives, net	76.6	(38.6)	—	—	—	(42.4)	—	—	—	(4.4)	(50.0)
Annuity product guarantees:											
FIA	(1,165.5)	(111.7)	—	—	(128.3)	—	123.3	—	—	(1,282.2)	—
GMWB/GMAB/GMWBL	(490.2)	(1,587.4)	—	—	(154.5)	—	2.2	—	—	(2,229.9)	—
Total annuity product guarantees	(1,655.7)	(1,699.1) [1]	—	—	$ (282.8)	$ —	125.5	—	—	(3,512.1)	—

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers in and out of Level 3 for fixed maturities, equity securities and separate account for the year ended December 31, 2012, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The fair value of certain options and swap contracts were valued using observable inputs and such options and swap contracts were transferred from Level 3 to Level 2 during the year ended December 31, 2012.

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, were primarily due to the Company's determination that the market for subprime RMBS securities had become active in the first quarter 2011 and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes in the second quarter of 2011. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs and GMWBLs include long-term equity implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity Volatility: A term-structure model is used to approximate implied volatility for the equity indices for GMAB, GMWB and GMWBL fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range[1]		
Unobservable Input	**GMWB / GMWBL**	**GMAB**	**FIA**
Long-term equity implied volatility	15% to 25%	15% to 25%	—
Correlations between:			
Equity Funds	50% to 98%	50% to 98%	—
Equity and Fixed Income Funds	-20% to 44%	-20% to 44%	—
Interest Rates and Equity Funds	-25% to -16%	-25% to -16%	—
Nonperformance risk	0.10% to 1.3%	0.10% to 1.3%	0.10% to 1.3%
Actuarial Assumptions:			
Benefit Utilization	85% to 100% [2]	—	—
Partial Withdrawals	0% to 10%	0% to 10%	—
Lapses	0.08% to 32% [3]	0.08% to 31% [3]	0% to 10% [3]
Mortality	— [4]	— [4]	—

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 26% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapses and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts that are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2012 (account value amounts are in $ billions).

	Account Values			
Attained Age Group	**In the Money**	**Out of the Money**	**Total**	**Average Expected Delay (Years)**
< 60	$ 3.54	$ 0.27	$ 3.81	5.5
60-69	6.80	0.36	7.16	1.9
70+	4.16	0.14	4.30	0.2
	$ 14.50	$ 0.77	$ 15.27	2.8

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are "in the money" or "out of the money" as of December 31, 2012 (account value amounts are in $ billions).

		GMAB		GMWB/GMWBL	
	Moneyness	**Account Value**	**Lapse Range**	**Account Value**	**Lapse Range**
During Surrender Charge Period					
	In the Money**	$ —	0.08% to 8.2%	$ 8.5	0.08% to 5.8%
	Out of the Money	—	0.41% to 12%	0.9	0.35% to 12%
After Surrender Charge Period					
	In the Money**	—	2.4% to 22%	6.1	1.5% to 17%
	Out of the Money	0.1	12% to 31%	0.6	3.2% to 32%

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[4] The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the GMAB, GMWB and GMWBL embedded derivative fair value liabilities:

- An increase (decrease) in long-term equity implied volatility
- An increase (decrease) in equity-interest rate correlations
- A decrease (increase) in nonperformance risk
- A decrease (increase) in mortality
- An increase (decrease) in benefit utilization
- A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

The Company notes the following interrelationships:

- Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.
- Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWB and GMWBL.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments were as follows as of December 31, 2012 and 2011:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 21,627.3	$ 21,627.3	$ 22,748.5	$ 22,748.5
Equity securities, available-for-sale	29.8	29.8	27.7	27.7
Mortgage loans on real estate	2,835.0	2,924.7	3,137.3	3,214.1
Loan - Dutch State obligation[1]	—	—	658.2	660.6
Policy loans	101.8	101.8	112.0	112.0
Limited partnerships/corporations	166.9	166.9	305.4	305.4
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	3,121.1	3,121.1	2,766.5	2,766.5
Derivatives	1,381.3	1,381.3	1,609.1	1,609.1
Other investments	80.7	80.7	82.2	82.2
Deposits from affiliates	901.7	984.4	1,377.6	1,360.3
Assets held in separate accounts	39,799.1	39,799.1	39,356.9	39,356.9
Liabilities:				
Investment contract liabilities:				
Deferred annuities[2]	20,262.4	21,062.8	22,453.2	22,749.4
Funding agreements with a fixed maturity and guaranteed investment contracts	1,818.6	1,718.0	2,568.2	2,367.7
Supplementary contracts, immediate annuities and other	1,094.1	1,194.4	1,062.7	1,128.4
Annuity product guarantees:				
FIA	1,393.8	1,393.8	1,282.2	1,282.2
GMAB/GMWB/GMWBL	2,004.0	2,004.0	2,229.9	2,229.9
Derivatives	798.6	798.6	604.9	604.9
Long-term debt	435.0	491.6	435.0	419.3
Embedded derivative on reinsurance	301.3	301.3	230.9	230.9

[1] This facility was terminated in November 2012. Refer to the Related Party note for further description of the transaction.
[2] Certain amounts included in Deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing cash flows net of certain contract fees discounted using The Netherlands Strip Yield Curve and is classified as Level 2.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

Other investments: Federal Home Loan Bank ("FHLB") stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 1. The carrying value of the stock was $78.9 and $80.2 as of December 31, 2012 and 2011, respectively.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the underlying contracts, plus the fair value of the unamortized ceding allowance. The Fair value of the liabilities of the underlying contract is estimated based on the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving short risk-free rates plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. The fair value of the unamortized ceding allowance is based on the projected release ceding allowances and discounted at risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 3.

Investment contract liabilities:

  Deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities, taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

  Funding agreements with a fixed maturity and guaranteed investment contracts: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

  Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement
of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	**2011**	**2010**
Balance at January 1	$ 3,326.5	$ 2,758.9	$ 3,322.4
Deferrals of commissions and expenses	107.8	126.8	171.1
Amortization:			
Amortization	(582.0)	742.6	(570.8)
Interest accrued[1]	262.7	169.1	177.2
Net amortization included in the Statements of Operations	(319.3)	911.7	(393.6)
Change in unrealized capital gains/losses on available-for-sale securities	(146.8)	(470.9)	(341.0)
Balance at December 31	$ 2,968.2	$ 3,326.5	$ 2,758.9

[1] Interest accrued at 3.0% to 7.0% during 2012, 2011 and 2010.

Activity within VOBA was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	**2011**	**2010**
Balance at January 1	$ 46.1	$ 66.5	$ 113.2
Amortization:			
Amortization	(27.5)	(11.0)	(28.6)
Interest accrued[1]	3.1	3.7	3.9
Net amortization included in the Statements of Operations	(24.4)	(7.3)	(24.7)
Change in unrealized capital gains/losses on available-for-sale securities	6.7	(13.1)	(22.0)
Balance at December 31	$ 28.4	$ 46.1	$ 66.5

[1] Interest accrued at 3.0% to 7.0% during 2012, 2011 and 2010.

The estimated amount of VOBA amortization expense, net of interest, is $0.2, $6.4, $6.4, $5.4 and $4.8, for the years 2013, 2014, 2015, 2016 and 2017, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

6.   Sales Inducements

During the year ended December 31, 2012, 2011 and 2010, the Company capitalized $29.8, $32.2 and $46.9, respectively, of sales inducements. During the years ended December 31, 2012, 2011 and 2010, the Company amortized $(303.1), $461.8 and $(82.0), respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $741.6, $1,023.9 and $669.9 as of December 31, 2012, 2011 and 2010, respectively.

7.   Additional Insurance Benefits and Minimum Guarantees

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following assumptions and methodology were used to determine GMDB, GMIB, GMWBL, GMAB and GMWB additional reserves at December 31, 2012 and 2011.

Area	Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios
Mean investment performance	GMDB: The mean investment performance varies by fund group. In general the Company groups all separate account returns into 6 fund groups and generate stochastic returns for each of these fund groups. The overall mean blended separate account return is 8.1%. The general account fixed portion is a small percentage of the overall total.
	GMIB: the overall blended mean is 8.1% based on a single fund group.
	GMAB / GMWB / GMWBL: Zero rate curve.
Volatility	GMDB: 15.8% for 2012 and 2011.
	GMIB: 15.8% for 2012 and 16.5% for 2011. GMAB / GMWB / GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.
Mortality	Depending on the type of benefit and gender, the Company uses Annuity 2000 basic table with mortality improvement through 2011, further adjusted for company experience.
Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness.
Discount rates	GMDB / GMIB: 5.5% for 2012 and 2011.
	GMAB / GMWB / GMWBL: Zero rate curve plus adjustment for nonperformance risk.

The calculation of the GMIB and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2012 and 2011, and the paid and incurred amounts by type for the years ended December 31, 2012 and 2011, were as follows:

	GMDB	GMAB/GMWB	GMIB	GMWBL
Separate account liability at December 31, 2012	$ 39,799.1	$ 954.1	$ 14,503.9	$ 15,249.5
Separate account liability at December 31, 2011	$ 39,356.9	$ 1,105.9	$ 14,208.0	$ 14,743.7
Additional liability balance:				
Balance at January 1, 2011	$ 373.9	$ 77.0	$ —	$ 217.5
Incurred guaranteed benefits	246.7	40.1	—	1,520.6
Paid guaranteed benefits	(110.3)	(2.2)	—	—
Balance at December 31, 2011	$ 510.3	$ 114.9	$ —	$ 1,738.1
Incurred guaranteed benefits	94.2	(38.3)	—	(226.3)
Paid guaranteed benefits	(116.5)	(0.6)	—	—
Balance at December 31, 2012	$ 488.0	$ 76.0	$ —	$ 1,511.8

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of December 31, 2012 and 2011.

	GMDB	GMAB/GMWB	GMIB	GMWBL
2012				
Net amount at risk, net of reinsurance	$ 6,920.6	$ 38.4	$ —	$ —
Weighted average attained age	69.0	69.0	—	—
2011				
Net amount at risk, net of reinsurance	$ 8,699.0	$ 63.2	$ —	$ —
Weighted average attained age	68.0	68.0	—	—

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2012 and 2011 was $39.8 billion and $39.4 billion, respectively.

8. Reinsurance

At December 31, 2012, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, variable annuities and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, ReliaStar Life Insurance Company ("RLI"), related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks was $155.1 billion and $147.7 billion at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, net receivables were comprised of the following:

	2012	2011
Claims recoverable from reinsurers	$ 8.0	$ 11.0
Amounts due to reinsurers	(10.8)	(23.6)
Reinsurance reserves ceded	2,585.5	2,188.2
Deposits	901.7	1,377.6
Reinsurance receivable	523.1	498.1
Other	7.2	17.3
Total	$ 4,014.7	$ 4,068.6

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Premiums:			
Direct premiums	$ 16.3	$ 16.9	$ 17.8
Reinsurance assumed	480.3	478.4	522.8
Reinsurance ceded	(37.6)	(39.1)	(260.0)
Net premiums	$ 459.0	$ 456.2	$ 280.6

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9. Capital Contributions, Dividends and Statutory Information

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2012, following receipt of required approval from the Division, the Company paid a return of capital distribution of $250.0 to its Parent. During the years ended December 31, 2011 and 2010, the Company did not pay a dividend or return of capital distribution to its Parent.

During the year ended December 31, 2012, the Company did not receive any capital contributions from its Parent. During the years ended December 31, 2011 and 2010, the Company received $44.0 and $749.0, respectively, in capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Division. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Division. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Division, the entire amount or a portion of an insurance company's asset balance can be nonadmitted based on the specific rules regarding admissibility.

Statutory net income (loss) was $(9.1), $386.0 and $(384.4), for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $2.2 billion as of December 31, 2012 and 2011.

10. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities, net of OTTI	$ 2,004.5	$ 1,331.1	$ 682.4
Equity securities, available-for-sale	3.4	1.0	6.9
Derivatives	(0.7)	(1.1)	0.3
DAC/VOBA and sales inducements adjustment on available-for-sale securities	(1,283.3)	(1,134.1)	(510.1)
Other investments	(35.4)	(35.7)	(35.7)
Unrealized capital gains (losses), before tax	688.5	161.2	143.8
Net deferred income tax asset (liability)	(55.3)	82.7	9.8
Unrealized capital gains (losses), after tax	633.2	243.9	153.6
Pension liability, net of tax	1.0	1.2	1.2
AOCI	$ 634.2	$ 245.1	$ 154.8

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2012, 2011 and 2010.

		2012		2011		2010
Fixed maturities	$	660.7	$	619.7	$	1,244.0
Equity securities, available-for-sale		2.4		(5.9)		3.4
Derivatives		0.4		(1.4)		0.3
DAC/VOBA and sales inducements adjustment on available-for-sale securities		(149.2)		(624.0)		(451.7)
Other investments		0.3		—		(10.7)
Change in unrealized gains/losses on securities, before tax		514.6		(11.6)		785.3
Deferred income tax asset/liability		(133.5)		83.1		(101.8)
Change in unrealized gains/losses on securities, after tax		381.1		71.5		683.5
Change in OTTI, before tax		12.7		29.0		(6.9)
Deferred income tax asset /liability		(4.5)		(10.2)		2.4
Change in OTTI, after tax		8.2		18.8		(4.5)
Pension and other post-employment benefit liability, before tax		(0.2)		—		(0.2)
Deferred income tax asset/liability		—		—		0.1
Pension and other post-employment benefit liability, after tax		(0.2)		—		(0.1)
Net change in AOCI, after tax	$	389.1	$	90.3	$	678.9

Changes in unrealized capital gains/losses on securities, including securities pledged and noncredit impairments, as recognized in AOCI , reported net of DAC, VOBA and income taxes, were as follows for the years ended December 31, 2012, 2011 and 2010.

		2012		2011		2010
Net unrealized capital gains/losses arising during the year[1]	$	447.5	$	34.0	$	515.4
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]		97.9		22.7		9.4
Change in deferred tax valuation allowance and other tax adjustments[3]		39.7		79.0		173.0
Net change in unrealized capital gains/losses on securities	$	389.3	$	90.3	$	679.0

[1] Pretax net unrealized capital gains/losses arising during the year were $674.9, $52.3 and $792.9 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $147.6, $34.9 and $14.5, for the years ended December 31, 2012, 2011 and 2010, respectively.

[3] These amounts include amounts allocated to Other Comprehensive Income in accordance with the exception described in ASC 740-20-45-7.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

11.   Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Current tax expense (benefit):			
Federal	$ 266.6	$ (195.8)	$ 622.9
Total current tax expense (benefit)	266.6	(195.8)	622.9
Deferred tax expense (benefit):			
Federal	(84.3)	64.5	(665.0)
Total deferred tax expense (benefit)	(84.3)	64.5	(665.0)
Total income tax expense (benefit)	$ 182.3	$ (131.3)	$ (42.1)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Income (loss) before income taxes	$ 5.3	$ 20.8	$ 63.3
Tax rate	35.0 %	35.0 %	35.0 %
Income tax expense (benefit) at federal statutory rate	1.9	7.3	22.2
Tax effect of:			
Dividends received deduction	(72.9)	(30.3)	(75.9)
Valuation allowance	247.9	(109.0)	64.0
Audit settlements	(0.1)	3.3	(49.2)
Tax credits	(2.0)	(2.0)	(3.5)
Prior year tax	6.9	—	—
Other	0.6	(0.6)	0.3
Income tax expense (benefit)	182.3	(131.3)	(42.1)

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2012 and 2011, are presented below.

	2012	2011
Deferred tax assets:		
Insurance reserves	$ 1,035.9	$ 1,003.3
Investments	940.6	662.7
Employee compensation and benefits	29.4	50.7
Other assets	183.0	172.6
Total gross assets before valuation allowance	2,188.9	1,889.3
Less: Valuation allowance	220.3	12.1
Assets, net of valuation allowance	1,968.6	1,877.2
Deferred tax liabilities:		
Deferred policy acquisition costs	(1,293.8)	(1,500.6)
Net unrealized investment (gains) losses	(652.1)	(275.2)
Value of business acquired	(20.6)	(29.2)
Other liabilities	(35.0)	(33.6)
Total gross liabilities	(2,001.5)	(1,838.6)
Net deferred income tax asset (liability)	$ (32.9)	$ 38.6

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2012 and 2011, the Company had a tax valuation allowance of $406.0 and $158.1, respectively, that was allocated to Net income (loss) and $(185.7) and $(146.0), respectively, that was allocated to Other comprehensive income. Therefore, after consideration of available sources of taxable income required to realize the Company's deferred tax assets in the future, the Company had a tax valuation allowance of $220.3 related to deferred tax assets as of December 31, 2012.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $22.6 and receivable of $204.0 as of December 31, 2012 and 2011, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2012, 2011and 2010 are as follows:

	2012	2011	2010
Balance at beginning of period	$ 2.7	$ 28.0	$ 60.3
Additions for tax positions related to prior years	—	6.1	28.0
Reductions for tax positions related to prior years	—	(6.1)	(60.2)
Reductions for settlements with taxing authorities	—	(25.3)	(0.1)
Balance at end of period	$ 2.7	$ 2.7	$ 28.0

The Company had $2.7 of unrecognized tax benefits as of December 31, 2012 and 2011, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had no accrued interest for the years ended December 31, 2012 and 2011.

Tax Regulatory Matters

In March 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's return for tax year 2010. The 2010 audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 and 2012 and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The timing of the payment (if any) of the remaining allowance of $2.7 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2011, 2012 and 2013.

12. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees. ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2012, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the financial statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $7.7, $11.5 and $11.0, for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended effective January 1, 2011, to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $3.2, $3.3 and $2.4, for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets and funded status, for the SERPs for the years ended December 31, 2012 and 2011.

	2012		2011	
Change in obligation:				
Projected benefit obligation, January 1	$	25.2	$	25.5
Interest cost		1.2		1.3
Benefits paid		(1.3)		(1.1)
Actuarial gain on obligation		(0.2)		(0.2)
Plan adjustments		—		(0.3)
Benefit obligation, December 31	$	24.9	$	25.2
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	—	$	—

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts recognized in the Balance Sheets consist of:

	2012	2011
Accrued benefit cost	$ (24.9)	$ (25.2)
Accumulated other comprehensive loss (income):		
Prior service cost	(0.2)	(0.3)
Net amount recognized	$ (25.1)	$ (25.5)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2012 and 2011, benefit obligation for the SERPs were as follows:

	2012	2011
Discount rate	4.05 %	4.75 %
Rate of compensation increase	4.00 %	4.00 %

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.05% was the appropriate discount rate as of December 31, 2012, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2012	2011	2010
Discount rate	4.75 %	5.50 %	6.00 %
Rate of increase in compensation levels	4.00 %	4.00 %	3.00 %

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012	2011	2010
Interest cost	$ 1.2	$ 1.3	$ 1.5
Amortization of prior service cost (credit)	(0.1)	—	—
Net loss (gain) recognition	(0.2)	(0.2)	(0.8)
Net periodic benefit cost	$ 0.9	$ 1.1	$ 0.7

Cash Flows

In 2012, the employer contributed $1.5 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2013 through 2017, and thereafter through 2022, are estimated to be $1.5, $1.5, $1.5, $1.5, $1.5 and $7.8, respectively.

Stock Option and Share Plans

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan ("leo"). Under leo, participants are awarded both stock options and performance shares. Leo options are nonqualified

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

options on ING Group shares in the form of American Depository Receipts ("ADRs"). The leo options give the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant. The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

Leo performance shares are a contingent grant of ING Group stock and generally vest three years from the grant date, and can range from 0-200% of target based on ING's Total Shareholder Return ("TSR") relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares ("LSPP") were granted on March 30, 2011 and 2012 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADR's in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first, second and third anniversary of the award date, provided the participants are still employed by ING. The LSPP performance shares are subject to a performance measure. The number of ADR's that would be ultimately granted at the end of each performance period is dependent upon a measure of the Company's performance over that period.

At the end of the specified performance period, the extent to which ING's performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.1, $4.2 and $2.6, for the years ended December 31, 2012, 2011 and 2010, respectively.

For leo, the Company recognized minimal tax benefits in December 31, 2012, 2011 and 2010.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The ING Americas Deferred Compensation Savings Plan is a deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2012, 2011 and 2010 were $3.5, $3.4 and $2.1, respectively.

13.   Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2012, 2011 and 2010, rent expense for leases was $6.9, $7.7 and $8.4, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2013 through 2017 are estimated to be $7.2, $7.3, $7.2, $6.6 and $5.3, respectively, and $0.0, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2012 and 2011, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $304.7 and $255.3, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2012 and 2011, the Company held $766.7 and $821.2, of net cash collateral, respectively, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company delivered collateral of $579.3 and $779.8, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

Federal Home Loan Bank Funding

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain collateral that backs funding agreements issued to the FHLB. As of December 31, 2012 and 2011, the Company had $1,548.0 and $1,579.6, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and contract owner account balances on the Balance Sheets. As of December 31, 2012 and 2011, assets with a market value of $1,855.1 and $1,897.9, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, on the Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operation. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of December 31, 2012 and 2011:

	2012	2011
Fixed maturity collateral pledged to FHLB	$ 1,855.1	$ 1,897.9
FHLB restricted stock[1]	78.9	80.3
Other fixed maturities-state deposits	12.1	12.2
Securities pledged[2]	714.0	1,012.8
Total restricted assets	$ 2,660.1	$ 3,003.2

[1] Reported in Other investments on the Balance Sheets. Refer to Other investments in Business, Basis of Presentation and Significant Accounting Policies note for further discussion.
[2] Includes the fair value of loaned securities of $134.7 and $233.0 as of December 31, 2012 and 2011, respectively, which is included in Securities pledged on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the Company's estimate reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation for which a reasonably possible but not probable range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

14.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- ▪ Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2012, 2011 and 2010, commissions were incurred in the amounts of $208.0, $201.1 and $204.3, respectively.

- ▪ Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $50.3, $56.2 and $49.0, respectively.

- ▪ Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the DSL intercompany agreement was $141.1, $143.4 and $146.9, respectively.

- ▪ Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the IIM intercompany agreement was $33.8, $35.3 and $32.0, respectively.

- ▪ Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology and finance and treasury services. For the years ended December 31, 2012 2011 and 2010, expenses were incurred in the amounts of $109.3, $110.3 and $91.6, respectively. Effective October 1, 2010, the services agreement with ING North America dated January 1, 2001, was amended in order for the Company to provide ING North America with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for ING North America's payment of the Company's direct and indirect costs for the Atlanta Office.

- ▪ Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting and other services. For the years ended December 31, 2012, 2011 and 2010, expenses related to the agreements were incurred in the amount of $16.4, $14.0 and $31.0, respectively.

- ▪ Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2012, 2011 and 2010, revenue related to the agreement was $3.3, $3.1 and $2.1, respectively.

- ▪ Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit. For the years ended December 31, 2012, 2011 and 2010, the Company incurred expenses of $4.0, $3.6 and $4.8, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Reinsurance Agreements

Reinsurance Ceded

Waiver of Premium - Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, Security Life of Denver International Limited ("SLDI"). Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements) assumed from RLI, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Upon inception of the agreement, the Company paid SLDI a premium of $245.6. At the same time, the Company established a funds withheld liability for $188.5 to SLDI and SLDI purchased a $65.0 letter of credit to support the ceded Statutory reserves of $245.6. In addition, the Company recognized a gain of $17.9 based on the difference between the premium paid and the ceded U.S. GAAP reserves of $227.7, which offsets the $57.1 ceding allowance paid by SLDI. The ceding allowance will be amortized over the life of the business.

As of December 31, 2012 and 2011, the value of the funds withheld liability under this agreement was $191.4 and $190.7, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company had an embedded derivative under this agreement with a value of $7.7 and $(4.8), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Guaranteed Living Benefit - Coinsurance and Coinsurance Funds Withheld

Effective June 30, 2008, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000.

Also effective June 30, 2008, the Company entered into a services agreement with SLDI, under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. For the years ended December 31, 2012, 2011 and 2010, revenue related to the agreement was $12.0, $12.4 and $11.9, respectively.

Effective July 1, 2009, the reinsurance agreement was amended and restated to change the reinsurance basis from coinsurance to a combined coinsurance and coinsurance funds withheld basis. On July 31, 2009, SLDI transferred assets with a market value of $3.2 billion to the Company and the Company deposited those assets into a funds withheld trust account. As of December 31, 2012, the assets on deposit in the trust account increased to $3.9 billion . The Company also established a corresponding funds withheld liability to SLDI, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. Funds held under reinsurance treaties with affiliates had a balance of $3.6 billion and $5.0 billion, at December 31, 2012 and 2011, respectively. In addition, as of December 31, 2012 and 2011, the Company had an embedded derivative with a value of $293.6 and $235.7, respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Also effective July 1, 2009, the Company and SLDI entered into an asset management services agreement, under which SLDI serves as asset manager for the funds withheld account. SLDI has retained its affiliate, ING Investment Management LLC, as subadviser for the funds withheld account.

Effective October 1, 2011, the Company and SLDI entered into an amended and restated automatic reinsurance agreement in order to provide more flexibility to the Company and SLDI with respect to the collateralization of the reserves related to the variable annuity guaranteed living benefits reinsured under the agreement.

At December 31, 2012 and 2011, reserves ceded by the Company under this agreement were $2.1 billion and $1.9 billion, respectively. In addition, a deferred loss in the amount of $343.9 and $365.3 at December 31, 2012 and 2011, respectively, is included in Other assets on the Balance Sheets and is amortized over the reinsurance period of benefit.

Multi-year Guaranteed Fixed Annuity - Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, Security Life of Denver Insurance Company ("SLD"). Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

C-74

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. As of December 31, 2012 and 2011, the receivable was $901.7 and $1,377.6, respectively, and is adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $10.8, $7.2 and $21.4, for the years ended December 31, 2012, 2011 and 2010, respectively, which is recorded in Other expenses in the Statements of Operations.

Universal Life - Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2012 and 2011, reserves ceded by the Company under this agreement were $19.3 and $18.7, respectively.

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes, from time to time, certain GICs to SLD on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

GIC reserves ceded by the Company under this agreement were $505.6 and $121.4 at December 31, 2012 and 2011, respectively.

Reinsurance Assumed

Level Premium Term Life Insurance - Stop-loss

Effective October 1, 2010, the Company entered into a stop-loss agreement with its affiliate, RLI under which the Company agreed to indemnify and reinsure RLI for the aggregate mortality risk under certain level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

Effective April 1, 2012, the agreement was recaptured by RLI and terminated, and there was no consideration received by the Company upon such recapture and termination.

Effective January 1, 2012, the Company entered into a stop-loss agreement with RLI, which was amended and restated April 1, 2012 to include the recaptured business described above, under which the Company agreed to indemnify RLI, and RLI agreed to reinsure with the Company, the aggregate mortality risk under the combined blocks of level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and also between January 1, 2012 and December 31, 2012. This coverage included certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.9 and $0.5 as of December 31, 2012 and 2011, respectively, is included in Future policy benefits and contract owner account balances on the Balance Sheets. The fee is accrued for and subsequently settled in cash each quarterly accounting period.

Effective July 1, 2012, the Company entered into a stop-loss agreement with its affiliate, SLD under which the Company agrees to indemnify SLD, and SLD agrees to reinsure with the Company, aggregate mortality risk under certain level premium term life insurance policies assumed by SLD from RLI and written by either RLI or RLNY with issue dates between January 1, 2007 and March 31, 2008 and between January 1, 2010 and December 31, 2010. Under the terms of the agreement, the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company will make benefit payments to SLD equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.9 as of December 31, 2012 is included in Future policy benefits and contract owner account balances on the Balance Sheets. The fee is accrued for and subsequently settled in cash each quarterly accounting period.

Group Annual Term - Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. (Please see also description of Waiver of Premium - Coinsurance Funds Withheld Agreement between the Company and SLDI under "Reinsurance Ceded" above).

As of December 31, 2012 and 2011, reserves assumed by the Company under this agreement were $456.4 and $453.1, respectively.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. Interest on any ING U.S., Inc. borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company did not incur interest expense for the year ended December 31, 2012, 2011 and 2010. The Company earned interest income of $0.4, $1.0 and $1.2, for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. As of December 31, 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under reciprocal loan agreement. As of December 31, 2011, the Company had an outstanding receivable $535.9, with ING U.S., Inc. under the reciprocal loan agreement.

Long-Term Debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for each of the years ended December 31, 2012, 2011 and 2010, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI and SLDI. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $25.4 for each of the years ended December 31, 2012, 2011 and 2010, respectively.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Insurance, which has been guaranteed by Lion's immediate parent, ING U.S., Inc.

The funding agreement was scheduled to mature on August 10, 2012, however it was terminated on September 14, 2011, with an early termination fee paid to the Company of $3.2.

Alt-A Back-up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back Up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.6 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $1.6 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $1.2 billion, and was recorded as Loan-Dutch State Obligation on the Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $2.3, $3.0 and $3.4 in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $29.8 par Alt-A RMBS portfolio owned by the Company were sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $21.4 for 80% of the Company's additional $29.8 par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $3.6 and retained the remaining 20% of this Alt-A RMBS portfolio.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Derivatives

As of December 31, 2012 and 2011, the Company had call options with a notional amount of $256.7 and $382.2, respectively, and market value of $2.8 and $4.9, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.